SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS summons all its shareholders to attend its 176th Extraordinary General Meeting, as follows:

Date: January 31, 2020

Time (Brasília): 2:00 p.m.

Venue: Corporate Headquarters, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6º andar, Ed. Venâncio 3000, Asa Norte, CEP 70716-900, Brasília-DF.

Business to be deliberated:

1. To approve the transfer of all shares representing the share capital of Amazonas Geração e Transmissão de Energia S.A. (hereinafter referred to as AmGT), equivalent to 489,068,809 common shares, by Eletrobras to Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), for R$ 3,130,227,000.00 (three billion, one hundred and thirty million, two hundred and twenty-seven thousand reais), as of December 31, 2018, to be adjusted and paid, in accordance with the terms and conditions set forth in the Datio in Solutum and Other Agreements Contract Draft (Annex 09).

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MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

176th Extraordinary General Meeting

The company hereby convenes the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras (“Company”) to meet at the Company’s registered office, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th floor, parte, Ed. Venâncio 3000, Asa Norte, ZIP CODE 70716-900, on January 31, 2020, at 2:00 p.m., at the Extraordinary General Meeting to deliberate on the following Agenda:

1.    To approve the transfer of all shares representing the share capital of Amazonas Geração e Transmissão de Energia S.A. (hereinafter referred to as AmGT), equivalent to 489,068,809 common shares, by Eletrobras to Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), for R$ 3,130,227,000.00 (three billion, one hundred and thirty million, two hundred and twenty-seven thousand reais), as of December 31, 2018, to be adjusted and paid, in accordance with the terms and conditions set forth in the Datio in Solutum and Other Agreements Contract Draft (Annex 09).

Pursuant to paragraph one of article 126 of the Corporations Act and the decision no. 1 of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the shareholders’ meeting: (i) if by an individual, by an attorney-in-fact appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or attorney duly registered under the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its Corporate Articles and in accordance with the Brazilian Civil Code; and (iii) if by an investment fund, by its trustee and/or manager, or by an attorney-in-fact appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the Shareholders’ Meeting hereby called, the shareholder ("Voting Ballot") made available by the Company at the Company's websites (www.eletrobras.com/ri) and that of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

For participation in person, the Shareholder or its legal representative, in order to ensure admission to the Shareholder’s Meeting, pursuant to Article 5 of CVM Instruction 481, shall submit the following documents:

•      Official ID card with photo;

•      Authenticated copy of the updated Articles (Articles of Incorporation or Consolidation), in the case of a legal entity;

•      Original with certified signature or authenticated copy of power of attorney granted by shareholder;

•        Original copy of the extract of equity position provided by the depositary institution or custodian, identifying its status as a shareholder, at the most dated two (02) days before the date of holding the Extraordinary General Meeting. In the case of investment funds, in addition to the documents above, accordingly, the representative shall prove that it is a trustee of the fund or an attorney-in-fact duly appointed by such party, pursuant to the provisions of the applicable laws.

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In case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of October 5, 1961, enacted by Decree No. 8660, dated January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Pursuant to the first paragraph of article 19 of the Company’s Articles of Incorporation, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Extraordinary General Meeting hereby called, in the Investor Relations Superintendence – DFR, Market Relations Department – DFRM, at Rua da Quitanda, nº. 196 – 9th floor, ZIP CODE 20.091-005, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 p.m., and from 2 p.m. to 5 p.m. The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting summoned hereunder.

Resolutions at the Extraordinary General Meeting now convened shall be passed by a majority of votes, and each shareholder’s vote shall be proportional to its equity interest in the Company’s capital.

The shareholders shall have access, at the Investor Relations Superintendence - DFR, Market Relations Department – DFRM, at Rua da Quitanda, nº. 196 – 9th floor, ZIP CODE 20.091-005, in the city of Rio de Janeiro, State of Rio de Janeiro, and at the websites of the Company (www.eletrobras.com/ri), of the Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. Brasil, Bolsa, Balcão (www.b3.com.br), to the entire documentation connected to the business which shall be deliberated at the Extraordinary General Meeting, under the terms of the Corporations Act and CVM Instruction 481.

Brasília, December 17, 2019

              José Guimarães Monforte

                     Chairman of the Board of Directors

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                                           MANAGEMENT PROPOSAL

1.         Procedures inherent to the Extraordinary General Meeting hereby called

To facilitate the understanding and attendance of the Shareholders to the Extraordinary General Meeting summoned hereunder, the Company lists below some relevant information regarding the procedures for the opening, participation, and holding of the meeting. (“Management Proposal”)

Voting Right of shareholders who hold preferred shares

The Company informs that the holders of preferred shares are temporarily entitled to vote, pursuant to article 111 of the Brazilian Corporation Law, however, the referred right will automatically cease with the payment of dividends declared at the 59th Annual Shareholders' Meeting (April/2019), expected to occur by December 30, 2019, therefore, prior to the date of the 176th EGM. Once the payment is made, any votes of preferred shareholders for the 176th EGM, even if previously sent by voting ballot, will be disregarded, since on the date of the 176th EGM there will no longer be the right to vote by the preferred shareholders.

Opening of the Extraordinary General Meeting

Pursuant to article 125 of the Corporations Act, in order to call the Extraordinary General Meeting to open on first call, it is necessary that shareholders and/or their legal representatives holding at least 25% (twenty-five percent) of the Company's voting capital duly attend.

If said percentage is not attained, a new convocation will be made with at least 08 (eight) days of notice, after which the Extraordinary General Meeting shall be installed by the presence of any number of shareholders.

Qualification and Participation in the Extraordinary General Meeting

In order to participate in the Extraordinary General Meeting, the Shareholders shall prove the condition of holders of shares issued by the Company, by submitting the following documents:

(a)                                        statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by the respective shareholder, containing the indication of the respective shareholding, dated at most 02 (two) days before the date of the Extraordinary General Meeting; and

(b)                                        original or certified copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, in case of a natural person; or

(c)                                       power of attorney, duly granted under the terms of the law and/or corporate documents of the shareholder, with signature notarization, and in case of document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy; or

(d)                                         an authenticated copy of the updated corporate documents of the shareholder and of the document that invests the representative with sufficient powers for representation within the Extraordinary General Meeting, duly registered at the competent bodies, accompanied by their respective publications, in the case of a legal entity.

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For the purposes of the documents described in item (d), the Company will accept (i) articles of incorporation and corporate charters, in a certificate issued by the respective registration agency: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration agency or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically in relation to the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives (except for foreign shareholders, under the terms of Company's Articles of Incorporation), and be accompanied by its sworn translation duly registered with the competent notary public, as well as the evidence of notarization and consularization or apostille, as the case may be. In case such instrument corresponds to a meeting of the board of directors, the shareholder shall provide the proof of filing and publication of the instrument in the competent registration agency.

In case of legal entities with representatives that are not appointed in the articles of incorporation/corporate charter or with some appointing procedure by a separate instrument, it is necessary for the shareholder to prove the validity of the appointment providing proof of filing of the instrument in the competent registration agency.

In case of investment funds, the representative shall prove that he is a trustee of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of October 5, 1961, enacted by Decree No. 8660, dated January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the first paragraph of article 19 of the Company’s Articles of Incorporation, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Extraordinary General Meeting hereby called, in the Investor Relations Superintendence – DFR, Market Relations Department – DFRM, at Rua da Quitanda, nº. 196 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro – ZIP CODE: 20.091-005, from 8 a.m. to 12 p.m. and from 2 p.m. to 5 p.m.

Remote Voting

As established under CVM Instruction 481, Eletrobras will make available to the Extraordinary General Meeting hereby convened the possibility of remote participation through the Distance Voting Ballot, which has template available at the websites of the Company (www.eletrobras.com/ir) and CVM (www.cvm.gov.br).

In order to participate in the Extraordinary General Meeting in this mode, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and submit it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Bulletin pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

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In this sense, Eletrobras informs that the broker-dealer of its shares, namely, Banco Bradesco S.A.  ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the voting ballot in its network of bank branches spread throughout the national territory, observing the procedures established by the Written Agent. The shareholders or their representatives shall go to any bank branch of the Bookkeeping Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Bulletins, the shareholders of the Company may also, at their exclusive discretion, send the Voting Bulletin directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Bulletin directly to the Company and, in this case, should abide by the following rules:

(i)           The Voting Ballot will only be received when it is sent physically, by post, addressed to the Investor Relations Department of the Company, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, 196, Centro, 9th floor, ZIP CODE: 20.091- 005 or when sent by e-mail to the following e-mail address: ombudsman- ri@eletrobras.com, and the originals, in the latter case, should be forwarded to the Company before the scheduled date for the Extraordinary General Meeting called hereunder;

(ii)         The Voting Ballot shall have the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii)        The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, thus in compliance with the requirements and formalities referred to in item 1.i above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However it may be, corrected and resubmitted by the shareholder to the Company, in compliance with the terms and procedures established in CVM Instruction No. 481.

The Voting Ballot received by the Custodian Agent, the Custody Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the Shareholder’s Meeting pursuant to Article 21-B of CVM Instruction 481. The Voting Bulletin that is delivered after this deadline will be considered invalid and will not be processed by the Company.

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After the expiration of the period above, if there remain unfilled items of the Voting Bulletins presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting related to such business.

2.         Business to be deliberated at the Extraordinary General Meeting hereby called

This Management Proposal seeks to provide the Shareholders with the necessary information to enable them to resolve on the transfer of all shares representing the share capital of Amazonas Geração e Transmissão de Energia S.A (hereinafter referred to as AmGT) to Eletronorte.

2.1 History

Eletrobras’2018-2022 Business and Management Steering Plan (“PDNG”) established in its financial discipline item the corporate restructuring of Amazonas Distribuidora de Energia S.A (“Amazonas Energia”), through the divestiture of distribution activities, thus transferring AmGT shares belonging to Amazonas Energia to Eletrobras. In addition, the PDNG established that an assessment should be performed concerning the corporate alternatives for Amazonas GT.

A first stage, namely, the divesture of Amazonas Energia was completed and Amazonas Energia privatized. In this sense, on March 1, 2018, the Private Instrument of Donation in Payment and Other Agreements was executed between Eletrobras and Amazonas Energia, aiming at concluding the divesture. Based on Deloitte’s valuation report, the donation in payment amount was BRL 2.86 Billion, but with termination conditions connected to the full assignment of the Natural Gas Sales Agreement executed by and between CIGÁS – Companhia de Gás do Amazonas and Amazonas Energia, to AmGT. The execution of the Assignment Instrument happened on April 30, 2018.

On August 21, 2018, the National Electric Energy Agency - ANEEL, through Order No. 1.885, deemed that Amazonas Energia and AmGT met the requirements of submission of documentation referred to under Paragraph § 2 of Article 3 of Authorization Resolution No. 4.244, dated July 16, 2013, which consented with the divesture of Amazonas Energia.

As part of its Strategic Operational Excellence effort, the 2019-2023 PDNG established a corporate restructuring of regional subsidiaries as a strategy aiming at more operational, economic and financial and corporate synergy among Eletrobras Companies, expressly naming the companies Eletronorte and AmGT.

In order to continue the corporate restructuring process, Eletronorte and AmGT executed a letter of intent for access and sharing of information necessary for AmGT’s assessments, due diligence and valuation, as well as shared use of said valuation between Eletrobras and Eletronorte.

In this sense, Deloitte was hired to perform the above assessments as an independent consultant and there was an agreement between Eletrobras and Eletronorte that both would validate the results presented by Deloitte and use them for the asset transaction (Amazonas GT’s shares).

The due diligence report produced by Deloitte as well as the valuation report are part of this proposal as Annexes 01 and 02 respectively.

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2.2. Debt with Eletronorte

Within the scope of the process of privatization of distribution companies then controlled by Eletrobras, the shareholders of Eletrobras, by means of the 170th EGM, approved the modeling for sale, as well as the assumption of the distribution company debts, by means of their capitalization, as defined by CPPI Resolution No. 20/2017, and amendments.

Thus, part of the of the debts of Ceron and Boa Vista Energia, assumed by Eletrobras, were debts that such distribution companies had with Eletronorte as a result of purchase of electric energy. As a result, Eletrobras now owes Eletronorte.

On October 30, 2018, Eletrobras assumed R$ 2,609,490,507.00 (Two Billion, Six Hundred Nine Million, Four Hundred Ninety Thousand, Five Hundred and Seven Reais) of Ceron's debt with Eletronorte and, on December 10, 2018, assumed R$ 283,761,153.00 (Two Hundred and Eighty-three Million, seven hundred sixty one Thousand, one Hundred and fifty three Reais) of the debt of Boa Vista Energia with Eletronorte, totaling R$ 2,893,251,660.00 (Two Billion, Eight Hundred Ninety-three Million, two hundred fifty One Thousand, six hundred sixty Reais) in debts due to Eletronorte assumed by Eletrobras.

Such debt with Eletronorte is adjusted based on Selic, thus the table below shows the evolution of the outstanding balance:

BRL thousand
	Assumption Date	31/12/2018	9/30/20191
CERON - (Assure on 10/30/2018)	2,609,490.5	2,648,971.2	2,771,274.9
BOA VISTA (Assumption on 12/10/2018)	283,761.2	287,078,2	300,340.7
TOTAL	2,893,251.7	2,936,049.5	3,071,615.6

Thus, the datio in solutum reviewed hereunder is important to settle the debt of Eletrobras with Eletronorte, thus ending the financial cost with the carryover of the said debt.

2.3. Valuation of AmGT

All assumptions and explanations regarding AmGT's Valuation, prepared by consulting firm Deloitte, are detailed in technical note IT DFPI-023/2019 (Annex 03), as well as Deloitte's own valuation (Annex 02). The result obtained is presented in the following table:

BRL thousand
Result of Valuation
Cash Flow at Present Value	5,023,468
Economic Adjustments	-2,540,248
Working Capital Settlement	92,483
Residual Amount / Sale of Assets	554,524
Economic Value	3,130,227

2.4. Donation in Payment

If the matter of this management proposal is approved, the transfer of AmGT’s shares from Eletrobras to Eletronorte will be made through Donation in Payment, where Eletrobras will pay off its debt to Eletronorte, transferring all AmGT shares to Eletronorte.

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All other conditions of this operation are detailed in the Contract of Donation in Payment and Other Agreements (Annex 09).

The table below shows the composition of amounts involved in the transaction on the base date of December 31, 2018:

AmGT Amount:	3,130,227,000.0

Debt Balance on 12/31/2018	2,936,049,450.3
Cash amount to be paid by ELN	194,177,549.7

The amounts shown in the table above will be adjusted until the actual transfer date of the shares as follows:

- Balance of Eletrobras’ Debt with Eletronorte: Adjusted based on SELIC;

- AmGT Amount: The following adjustments will be made (i) between the valuation base date (namely 12/31/2018) and the last audited financial statement (quarterly or annual) by AmGT’s variation in Net Equity; and (ii) between the last audited financial statement and the actual transfer of shares. The amount will by adjusted by the SELIC rate.

- Cash amount to be paid by Eletronorte: Difference between AmGT’s value and Debt amount with Eletronorte, adjusted on the transfer date, as mentioned above.

2.5. Cash amount to be paid by Eletronorte:

Considering that there is a difference between the balance of AmGT amounts and the debt due to Eletronorte, and AmGT’s amount exceeds the debt due by Eletrobras to Eletronorte, Eletronorte shall pay the residual amount, observing all the provisions of item 2.4 above, under the following conditions:

Conditions: Payment in currency:

Payment Deadline: On the share transfer date.

If, after restatement the resulting amount is lower than the debt, the difference will remain as a balance due by Eletrobras to Eletronorte, under the same conditions as the current agreement.

2.6. Non-application of article 253, I, of Law 6,404/76

We inform that the provisions of article 253, I, of Law 6,404/76 will not apply, since AmGT was not converted into a wholly-owned subsidiary by means of a merger of shares, which, according to the most recent decisions of the CVM Board, would dismiss the requirement to grant right of first refusal to Eletrobras' shareholders as set forth in said Law.

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2.7 Benefits, risks and costs

Benefits

•                  The datio in solutum will equate Eletrobras’ debt with Eletronorte, thus ending the financial cost with the carryover of the said debt, by Selic;

•                  Synergy between AmGT and Eletronorte and operational and administrative efficiency (as per Annex 04); and

•                  Consolidated Tax Efficiency, as Eletronorte currently collects PIS and Cofins on financial expenses arising from Eletrobras’ debt, even without actual receipt.

Costs

•                  Eletrobras will be responsible for payment of withholding income tax, levied on the portion of interest incorporated to the outstanding debt balance, as per item 7.1 of NT technical note IT DFPI-023/2019 (Annex 03);

•                  Eletrobras shall reimburse 50% of the Deloitte’s valuation work costs, i.e., R$ 180,000.00 (one hundred and eighty thousand reais), to Eletronorte;

Risks

•                  In item 5.1.2 of the Datio in Solutum and Other Agreements Contract Draft (Annex 09), if within 6 (six) months from the actual transfer of controlling interest, losses or gains actually incurred by Amazonas GT are recognized and no longer recorded in the balance sheet of Amazonas GT and that exceed 10% (ten percent) of the final value of the transaction, the Parties undertake, in respect of such amount, in the proportion of 50% (fifty percent) for each, except for the amounts of corrections already included in the due diligence and reflected in the valuation and those set forth in the Clause 3.3.1. The losses or gains dealt with in this clause shall be due to a triggering event prior to the transfer of the controlling interest of Amazonas GT to Eletronorte;

•                  The matter was approved by the National Electric Energy Agency - Aneel, via order 3189, of November 14, 2019 (Annex 05). A period of 120 days from the publication of said order for implementation was granted. If the operation is not completed within this period, further approval will be required.

2.8 Opinion of Eletrobras’ Legal Superintendence

In addition to the information indicated above and in the other annexes to this Management Proposal, the Company provides in Annex 07 to this Management Proposal the complete opinion issued by its Legal Superintendence about the operation for proposal.

2.9 Manifestation by the Statutory Audit and Risk Committee

Management Proposal in reference was reviewed by the Statutory Audit and Risk Committee in a meeting held on December 12, 2019. An opinion on this matter was made available in full in the form of Annex 06 of this Management Proposal.

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3.         Management Conclusion

In view of the foregoing, the Company's Management, by unanimous vote of those present, approved the convening of the 176th Extraordinary General Meeting, pursuant to this Management Proposal, and recommends that the Shareholders carefully read all the documentation made available to them in relation to the transfer of all Shares representing the share capital of  Amazonas Geração e Transmissão de Energia S.A – AmGT, from Eletrobras to Eletronorte and then approve the agenda.

      Brasília, December 17, 2019

  José Guimarães Monforte

                          Chairman of the Board of Directors

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LIST OF ANNEXES

All documents related to the business to be deliberated at the 176th Extraordinary General Meeting are available to shareholders on the Company’s website (www.eletrobras.com/ri/assembleiasacionista), as listed below:

ANNEX 01 – Deloitte’s Due Diligence Report;

ANNEX 02 – Deloitte’s Valuation Report;

ANNEX 03 – IT DFPI-023-2019;

ANNEX 04 – NT DGEG-001/2019;

ANNEX 05 – Aneel’s Consent

ANNEX 06 – Manifestation by Statutory Audit and Risk Committee

ANNEX 07 - Opinion of Eletrobras’ Legal Superintendence;

ANNEX 08 – Article 8 – ICVM 481 Instruction

ANNEX 09 – Donation in Payment and Other Agreements Contract Draft

The Company, through its Investor Relations Department, at the phone numbers (55)(21)2514-6333 or (55)(21)2514-6331 and ombudsman-ri@eletrobras.com is at your disposal for further clarifications on the 176th Extraordinary General Meeting.

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Deloitte.

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Project Amazonas GT

Due Diligence Report

December 12, 2019

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Content

Important Notes	5
Brief Company Description	6
Due Diligence Technical-Operational	9
Due Diligence On Land Use	71
Due Diligence Ambiental	91
Due Diligence Regulatory/Contractual/Legal	153
Due Diligence Tax	166
Due Diligence Accounting-Financial	169

Important Notice

This due diligence executive summary ("Report" or "Summary') is strictly private and confidential to the Recipient Parties, as defined in the contract dated 01 March 2019 (the "Contract"). Save as expressly provided in the Contract, the report must not be recited or referred to in any document, or copied or made available (in whole or in part) to any other party.

No party is entitled to rely on the report for any purpose whatsoever and we accept no responsibility or liability for its contents to any party.

For your convenience, this report may have been made available to you in electronic and hard copy format. Multiple copies and versions of this report may, therefore, exist in different media. Only a final signed copy should be regarded as definitive.

Project Amazonas GT - Due Diligence Executive Summary 4

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Important Notes

- Deloitte Touche Thomatsu Consultores Ltda. ("Deloitte Consultores") was hired by Centrais Elétricas do Norte do Brasil S.A. - Eletronorte ("**Eletronorte**") Management, to prepare this Due Diligence Executive Summary ("Report" or "Summary") of Amazonas Generation and Transmission of Energy ("**AmGT**" or "**Company**"), to assist the strategic decisions to be made by Eletronorte and Centrais Elétricas Brasileiras S.A. - Eletrobras ("**Eletrobras**") regarding the possible acquisition of **AmGT**, the which today has its control held by **Eletrobras**.
- It is important to emphasize that this Report, is a Executive Summary, containing the main assumptions and findings, of our full Due Diligence work previously engaged by **Eletronorte** and **Eletrobras**, as determined by RES 876/2018 of 10/12/2018, in order to define the transfer value of all shares owned by **Eletrobras** in **AmGT** to **Eletronorte**. The documents resulting from this engagement, Due Diligence report and Financial and Business Valuation Report of **AmGT**, were delivered respectively on 09/27/2019 and 02/10/2019 and are references to the above-mentioned transaction process.
- This Report does not represent a proposal, request, advice or recommendation by Deloitte Consultores on the making of investments in the Company, or the purchase or sale of its shares, which must be negotiated between stakeholders, that decision of sole and exclusive liability of its shareholders and potential investors.
- Deloitte Consultores is not responsible for direct or indirect losses, not for lost profits possibly arising from the use of this Report.
- This Report is not intended for the general circulation, not may it be reproduced or used for any purpose other than that mentioned above without our prior written permission. We assume no liability or contingencies for damages caused or for any loss incurred by any party involved, as a result of the circulation, publication, reproduction or use of this document for another purpose other than that defined in this Report and in our technical and commercial proposal.
- Through agreement of understandings between **Eletrobras** and **Eletronorte**, **Eletronorte** may guarantee **Eletrobras** ample access, without any restriction, to the Final Due Diligence Report.
- We reserve the right, but do not oblige, to review all the calculations included or referred to in this Report, if we judge necessary, and to revise our estimate of the economic value of The **AmGT** if we have further knowledge of information not available on the occasion of the issue of this Report.
- In addition to the risks presented and quantified in due diligence processes, other potential risks were identified, however, given the difficulty of quantifying them due to the lack of information, such points were not considered as adjustments by the Due Diligence processes.
- In this way, such unquantified adjustments and any unidentified adjustments in due diligence processes should be treated/agreed as any adjustments to future price or contingency in the purchase and sale contract established between **Eletronorte** and **Eletrobras**.

Project Amazonas GT - Due Diligence Executive Summary

5

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Brief Company Description

Eletrobras

Created in 1962, **Centrais Elétricas Brasileiras S.A. – Eletrobras** is a publicly traded company, with shares traded in the stock exchange. The Company has its operations divided into generation, transmission and distribution of electricity.

Eletrobras is the controller of:

- seven electric power generation and transmission subsidiaries;
- a research center; And
- a holding company.

In addition, **Eletrobras** has:

- 50% of Itaipu Binacional's share capital;
- 172 partnerships for the development of new enterprises through Specific Purpose Societies ("SPE") in Brazil; and
- minority shareholdings in 29 electricity companies.

According to Management report from December 2018, **Eletrobras** reached the total installed generation capacity of 49.801 MW (30.5% of the country's total) and a transmission line mesh of 71.068.000 km (47.3% of the total lines above 230 kv), respectively. In the distribution segment, **Eletrobras** serves more than 7 million people.

Eletrobras' operations and respective holdings are represented below:

Eletrobras
Holding
Cepel
Eletropar
Generation and Transmission
Generation
Distribution
Furnas
Chesf
Eletronorte
Eletrosul
Amazonas GT
Eletronuclear
CGTEE
Itaipu 50%
Distribuição Alagoas
Distribuição Amazonas

Project Amazonas GT - Due Diligence Executive Summary 6

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Brief Description of the Company

Eletronorte

Eletronorte, founded in 1973, is a mixed-economy company controlled by **Eletrobras**, which operates in the power generation and transmission segment and is headquartered in the city of Brasilia.

Eletronorte is present in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima, São Paulo and Tocantins. Additionally, **Eletronorte** supplies electricity to other Brazilian regions, through the National Interconnected System - SIN, with the exception of the state of Roraima, where it operates in the Isolated System - SIS.

According to Management Report from 2018, **Eletronorte**'s power plant portfolio has installed power of 8.904MW and consists of 4 hydroelectric plants with an installed capacity of 8,860MW and 2 thermoelectric plants with a capacity of 44MW. **Eletronorte** has 11.695 km of Transmission Lines, in addition to 57 substations.

Eletronorte's main ventures are presented below:

State	Hydroelectric Power Plant	Thermoelectric Power Plant	Substations (Units)	Substations (MVA)	Lines (Km)
Acre	-	UTE Rio Acre UTE Rio Branco I UTE Rio Branco II	3	607	600,00
Amapá	UHE Coaracy Nunes	UTE Santana	9	756	505,69
Amazonas	-	-	-	450	88,62
Maranhão	-	-	10	9.633	2.525,51
Mato Grosso	-	UTE Araguaia	9	3.197	2.869,72
Pará	UHE Tucuruí UHE Curuá-Uma	UTE Santarém	14	18.930	2.659,10
Rondônia	UHE Samuel	UTE Rio Madeira	7	1.950	1.740,10
Rondônia/ São Paulo	-	-	2	10.977	-
Roraima	-	UTE Senador Arnon Afonso Farias de Mello	1	302	190,20
Tocantins	-	-	2	426	516,57

Source: Eletronorte Management

Project Amazonas GT - Due Diligence Executive Summary 7

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Brief Description of the Company

AmGT

Amazonas Energia S.A., originally called Manaus Electric Lightning Company, was founded in 1895, working in the areas of power generation, transmission, distribution and commercialization. Since then, it has been incorporated by the Government of the State of Amazonas and, then, had its control assumed by **Eletrobras**. In 2009, there is a change in its social reason to Amazonas Distribuidora S.A. ("AmD"), a privately held company in the State of Amazonas, operating in the North Region system.

With the connection of the isolated system to the National Interconnected System, AmD has not met the specific legislation of the sector. This inadequacy motivated the creation of a process for the deverticalization of AmD, with the version of its assets, rights and obligations linked to the activities of power generation and transmission for a new company, AmGT. Incorporated in 2013 on a pre-operational basis, it went into operation in 2015 as a wholly owned subsidiary of AmD and in 2018 had its share control transferred to **Eletrobras**.

According to the 2018 Administration Report, AmGT's plant portfolio has installed power of 1,503MW and consists of 1 hydroelectric power plants and 7 thermoelectric plants, in addition to transmission assets, totaling six substations in 230 kV and power lines of transmission associated.

The main characteristics of the plants and their current contracts are:

Type	Power Plant	Installed Power (MW)	Contracted Power (MW)	Contract Mode
UTE Própria	Aparecida	166,0	145,0	CCEAR
UTE Própria	Mauá 3	590,8	484,4	CCEAR[1]
UHE Própria	Balbina	249,8	130,3	CCVEE
Usina Interior	Anemã	2,2	2,1	CCVEE
Usina Interior	Anori	4,6	4,5	CCVEE
Usina Interior	Caapiranga	2,2	2,1	CCVEE
Usina Interior	Codejás	5,5	5,4	CCVEE
PIE Capital	Cristiano Rocha	85,4	65,0	CCVEE[2]
PIE Capital	Tambaqui	89,5	60,0	CCVEE[2]
PIE Capital	Jaraqui	72,8	60,0	CCVEE[2]
PIE Capital	Manauara	68,3	60,0	CCVEE[2]
PIE Capital	Ponta Negra	166,0	60,0	CCVEE[2]

Source: Company Management.

[1] 38 contracts of the UTE Mauá 3.
[2] Current until May 2025, when operations begin in the CCEAR.

Project Amazonas GT - Due Diligence Executive Summary 8

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Due Diligence Technical-Operational

Projeto Amazonas GT - Due Diligence Executive Summary

Scope | Methodology

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Important Notes

Important Notes	10
Overview of AmGT	13
UHE Balbina	17
UTE Aparecida	30
UTE Mauá 3	40
Complex PIEs	49
Complex Small Cities	56
Conclusion and Recommendations	69

Project Amazonas GT - Due Diligence Executive Summary

10

Scope | Methodology

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Important Notes| Scope

This Summary aims to develop a technical and operational analysis of the assets of Amazonas Generation and Transmission of Energy S.A. ("**AmGT**") related below, including the conditions of conservation of its main equipment, in order to evaluate the feasibility of acquiring all shares of Centrais Elétricas Brasileiras S.A. ("**Eletrobras**") in **AmGT** by Centrais Elétricas do Norte do Brasil S.A. ("**Eletronorte**").

In addition to the UHE Balbina and the UTEs Aparecida and Mauá 3, the Thermal Power Plants Cristiano Rocha, Tambaqui, Jaraqui, Ponta Negra and Manauara, which, although currently Independent Energy Producers - PIEs, should be incorporated into the **AmGT** assets in 2025.

In addition to the plants mentioned, data and technical aspects of the small cities UTEs (Codajás, Anamã, Anori and Caapiranga) were collected, recently incorporated into the assets.

The field work, comprising interviews with key company personnel and visits to facilities selected by the contractor, were carried out from 13 to 28/05/2019.

Project Amazonas GT - Due Diligence Executive Summary

11

Scope | Methodology

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Important Notes | Methodology

The due diligence process comprised the following phases:

- Request for information to **Eletronorte** - sending a list of documents and information necessary for preliminary analysis
- These documents and information were gradually made available by **AmGT/Eletronorte** through FTP website, and much of which was made available during visits and interviews and complemented by requests made after visits.
- Accomplishment Visits and Interviews with key staff of **AmGT**.
- The visits took place from 13 to 28/05/2019, and pre-scheduled at an initial meeting happen at **AmGT** headquarters on 13/05/2019.
- The UHE Balbina, UTEs Aparecida and Mauá 3, the Independent Producers (PIEs) Cristiano Rocha (RAESA), Manauara (Cia Energética Manauara), Ponta Negra (GERA), Jaraqui and Tambaqui (Breitener) were visited. It was also visited to UTE Mauá blocos I to IV, currently out of operation.
- Information regarding the UTE of the interior was collected in Manaus with the manager responsible for the operation and maintenance of these plants today, and no field visits were carried out to the facilities.
- The interviews conducted during the visits followed a pre-established script. The most relevant points of the facilities were photographed.
- During the process, requests for new documents were made that evidenced information passed by the **AmGT** teams and requested interviews with other related managements in order to facilitate understanding and remedy doubts.
- Preparation of this Report.

It is worth highlighting the cooperation of the entire **AmGT** team in the course of due diligence.

Project Amazonas GT - Due Diligence Executive Summary 12

Historic | Main Assets

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Overview of AmGT

Important Notes	10
Overview of AmGT	13
UHE Balbina	17
UTE Aparecida	30
UTE Mauá 3	40
Complex PIEs	49
Complex Small Cities	56
Conclusion and Recommendations	69

Project Amazonas GT - Due Diligence Executive Summary

13

Historic | Main Assets

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Overview of AmGT | Historic

- **AmGT** is an Autonomous Company of the **Eletrobras** Group, constituted as an Corporation of Mixed Economy, created on 04/04/2013, in the category of concessionaire of public electricity utilities. Its headquarters is located in the city of Manaus, focusing on the business of Generation, Transmission and Commercialization of Electric Energy

- **AmGT** is the result of the deverticalization of the company Amazonas Energia, which held the Generation, Transmission and Distribution assets associated with the concession. With the connection in 2013 from Manaus to the SIN – Sistema Interligado Nacional, still non-commercial, the requirements of the legislation in force required the segregation of assets and correspondents businesses.

- Through Authorization Resolution No. 4,836 of September 16, 2014, ANEEL gave its consent to the segregation of Amazon Energy activities by contributing assets and liabilities associated with the activities of Generation and Transmission of electricity to the capital of **AmGT**, which absorbed the activities of Generation, Transmission and Commercialization of Energy.

- On May 1, 2015, through ANEEL order No. 1,365, of May 5, 2015, the Manaus Electrical System was declared fully connected to the SIN.

- In 2016, through ordinance 706, the Ministry of Minas and Energy designated **AmGT** as responsible for providing the public service for the transmission of electricity, until then in charge of Amazonas Energia

- In August 2018, ANEEL issued Order No. 1,885 recognizing compliance with the conditions laid down in REN 4,244, 2013, which established the conditions for the segregation of The Activities of Amazonas Energia.

- In December 2018, the privatization auction of Amazonas Distribuição took place, with the transfer of control of the company materializing in April 2019.

Project Amazonas GT - Due Diligence Executive Summary 14

Historic | Main Assets

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Overview of AmGT | Main Assets

Generation

- The main generation assets of **AmGT** in operation are the UHE Balbina and the UTE Aparecida and Mauá 3. The Company did not adhere to the quota system for extension of generation concessions.

- UTE Aparecida has four generating units in operation using natural gas as the main fuel.

- UTE Mauá 3 is the most recently put into operation and whose authorization by ANEEL to start commercial operation took place throughout 2018 for the three generating units. They are two gas turbines and one steam turbines, operating in a combined cycle.

- The Mauá Complex also has blocks I, II, III and IV that are out of operation and without return conditions. The procedures and understandings for their formal desactivation, involving all stakeholders, are ongoing.

- In early 2019, the effective transfer of the UTEs Anamã, Anori, Caapiranga and Codajás, located in the small cities of the State and which were operated until then by Amazonas Energia (Distribuidora). All of them operate as isolated systems with gas engines.

- **AmGT** also has energy purchase contracts from UTEs Cristiano Rocha, Jaraqui, Tambaqui, Manauara and Ponta Negra. They are independent producers who are located in Manaus and initially operated with fuel oil engines, later converted to natural gas. These contracts have an asset reversal clause for **AmGT** in 2025.

- There are also two UTEs, Flores and Iranduba, located in Manaus and that are rented by **AmGT**, operating with fuel oil. The deactivation of these UTEs was linked to the entry into operation of the 4th transformer 230/69 kV in SE Manaus, which occurred on May 9 last. The ONS requires the implementation of the Special Protection System - SEP to allow the operation in parallel of the four transformers of said SE, which should be achieved by 06/28/2019.

- Although it was not possible to obtain confirmation of the implementation of the SEP, the query to the operating instructions of the ONS IO-OI. N.MN rev.10, in force from 07/26/2019, and IO-EE. N.5MM, rev.9, in force from 09/03/2019, allows us to infer that the scheme is already installed and in operation.

- Meanwhile, the Ministry of Mines and Energy has already determined the deactivation of the two ICUs in question and ANEEL informed the company that it is suspending reimbursement for System Services Charges - ESS de Flores and Iranduba from 09/05/2019. **AmGT** is making managements with the MME and ANEEL to address and align understandings.

Project Amazonas GT - Due Diligence Executive Summary 15

Historic | Main Assets

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Overview of AmGT | Main Assets

Transmission

- **AmGT** operates and maintains 386.63 km of Transmission Lines in the voltage of 230 kV and five substations, as well as installations in two more substations.
- As mentioned above, the company develops these activities as responsible for providing the public service for the transmission of electricity.
- Aneel is scheduled for an auction to pass on assets and responsibility for the operation and maintenance for a new controller. For this reason, the transmission system in question was not the subject of this due diligence, the results of which are presented in this report.

Project Amazonas GT - Due Diligence Executive Summary

16

Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

*Free Translation – For readers' convenience only.
Please refer to Portuguese version.*

UHE Balbina

Important Notes	10
Overview of AmGT	13
UHE Balbina	17
UTE Aparecida	30
UTE Mauá 3	40
Complex PIEs	49
Complex Small Cities	56
Conclusion and Recommendations	69

Project Amazonas GT - Due Diligence Executive Summary

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Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

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UHE Balbina | Description

The Balbina Hydroelectric Power Plant is installed on the Uatumã River, a tributary of the left bank of the Amazon River, in the municipality of Presidente Figueiredo/AM, distant 192 km from Manaus, accessible by BR-174 and AM-240 highway, having by geographical coordinates (dam) 01º55'00'S and 59º28'00''W. Has type C landing strip, for small aircraft. The beginning of civil works took place on May 21, 1981 and the start of the commercial operation took place as follows:

a) UG1 - February 17, 1989;
b) UG2 – March 14, 1989;
c) UG3 – April 26, 1989;
d) UG4 – September 15, 1989;
e) UG5 – July 24, 1990.

UHE Balbina
SE Presidente Figueiredo
© 2018 Google
Image Landsat / Copernicus
Google Earth

The following schematic map refers to the hydrographic basin of the Balbine UHE unit:

UHE Balbina
0 12,5 25 50 75 km
N
BACIA HIDROGRÁFICA - UHE BALBINA
Legenda
UHE Balbina
Cursos Hídricos
Bacia Hidrográfica Contribuinte (A=18.887,41 km²)
Estado - Amazonas
Elevação do Terreno
Valores (m)
407
25
Informações
Sistema de Coordenadas Geográficas
Datum: Sirgas 2000
Dados de Elevação: SRTM (EarthExplorer, 2014)
Limites Territoriais: IBGE, 2015

Project Amazonas GT - Due Diligence Executive Summary
18

Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

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UHE Balbina | Maintenance

The human resources available for the maintenance of the HU are as follows:

Function[1]	Required Training	Current Formation	Experience (years)
Mechanical Maintenance Technician	Medium	Medium	11
Electrical Maintenance Technician	Medium	Higher	30
Electrical Maintenance Engineer	Higher	Higher	10
Maintenance electrician	Elementary	Medium	32
Mechanical Maintenance Technician	Medium	Medium	11
Mechanical Maintenance Technician	Medium	Medium	11
Maintenance electrician	Elementary	Medium	10
Systems Analyst	Higher	Higher	8
Mechanical Maintenance Engineer	Higher	Master's degree	10
Mechanical Maintenance Technician	Medium	Medium	8
Mechanical Maintenance Technician	Medium	Medium	11
Electronic Maintenance Technician	Medium	Medium	43
Electrical Maintenance Engineer	Higher	Master's degree	28
Maintenance electrician	Elementary	Elementary	33
Mechanical	Elementary	Elementary	30
Electronic Maintenance Technician	Medium	Higher	31
Building Technician	Medium	Higher	11
Mechanical Maintenance Engineer	Higher	Higher	11
Maintenance electrician	Medium	Medium	10
Maintenance electrician	Medium	Medium	10
Electrical Maintenance Engineer	Higher	Master's degree	11
Electrical Maintenance Engineer	Higher	Higher	10
Project / Construction Specialist	Medium	Medium	30
Mechanical	Medium	Medium	30
Mechanical	Medium	Medium	30

[1] There is also a Mechanical Maintenance Technician assigned to the local union.

There is overwarning covering weekends, extended holidays and eventually important events (elections, for example).

There is no systematic in place for training and training of professionals, and the management of training is corporate. There is no systematic in place for control and analysis of human maintenance failures.

The maintenance policy adopted is the remainder of the previous time of management control by **Eletronorte**, possibly requiring updating. There is no certification of maintenance procedures in quality system standards.

The maintenance philosophy currently employed at the Balbina UHE comprises preventive and corrective maintenance. Initiatives aimed at predictive maintenance are still incipient, depending on some equipment/functions on the introduction of intelligent sensing/monitoring resources.

Project Amazonas GT - Due Diligence Executive Summary 19

Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

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UHE Balbina | Maintenance

The periodicities of inspections and preventive maintenance modalities in the main equipment of the UHE are related in the following table:

Equipment	Maintenance / Activity Type	Frequency
Turbine	Inspection / maintenance on equipment (hydrocyclone filters, sealing water tanks, motor pumps, valves, demarcators, etc.) of the sealing water system and shaft seal; inspection / replacement of shaft seal coals; measuring gap between blades and suction tube; measuring gap between distributor vanes; inspection / replacement of kaplan blade and head seals; turbine oil filtration; inspection / maintenance turbine adjustment system.	Semiannual / Annual / Five-Year
Generator	Inspection and maintenance of equipment (radiators, slip ring, motor pumps, valves, demarcators, phase and neutral cubicles etc.) of the generating units; evaluation of pits fiction; insulation resistance test; inspection and correction of the corona effect on the coil head; tests and measurements: air gap, pole voltage drop, magnetic package torque, insulation resistance, thermography in auxiliary equipment.	Semiannual / Annual / Five-Year
Transformers	Periodic preventive maintenance	Smestral / Annual
Circuit breaker; Disconnect Switch (disj.); Disconnect Switch (ground); Disconnect switch (group)	Periodic preventive maintenance	Yearly

Project Amazonas GT - Due Diligence Executive Summary

20

Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

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UHE Balbina | Maintenance

There is a need to update Instruções Técnicas de Manutenção - ITMs and Procedimentos de Manutenção Programada - PMPs, an initiative that is underway. Although the plant uses a system (GPO) for maintenance management, it is found that maintenance management can/should be improved with regard to records associated with planning, programming, execution, results recording and associated analyses.

There is no systematic for analysis and control of defects and failures of the main equipment of the plant (record of defects and failures, results obtained, measures adopted). The systematics for issuing, scheduling and executing service orders requires improvement, according to the team statement. There is no supply policy for spare parts, special tools and mounting devices.

The records that have been made available since 2018 have not made it clear and unequivocal to ensure the planned/scheduled unit stops. The development of this Report in relation to this issue used cross-reference of information taken from documents from the Operation (SGI/SGR) and maintenance reports carried out.

This situation is reflected in the monitoring undertaken by the Regulatory Agency, according to the ANEEL Monitoring Report of the Performance Surveillance Campaign of UHEs with dispatch centralized by the ONS - 2019, comprising the topics shown in the table below:

Year	Environment	Operation Management	Maintenance management	O&M	Safety	General
2016	47,22	72,16	57,29	74,86	70,7	67,53
2018	63,64	72,16	46,67	81,66	65,09	75,69
Variação	16,42	-	(10,62)	6,8	(5,61)	8,16

The negative variation in the topic Maintenance Management included the UHE in the list of plants that had the highest variations in worsening in 2018 compared to the 2016 calculation, which is shown below:

Environment	Operation Management	Maintenance management	O&M	Safety	General Note	General Position
Sylvio Braga (Curuá Una)	Volta Grande	Volta Grande	Volta Grande	Volta Grande	Volta Grande	Quebra Queico
Ganbaldi	São Simão	São Simão	Nilo Peçanha	São Simão	Passo Fundo	Passo Fundo
Manso	Monjolinho	Garibaldi	São Simão	SOBRAGI	Quebra Queixo	Salto do Rio Verdinho
Companhia Energética Santa Clara	Camargos	Balbina	Rondon II	Paulo Afonso II	Porto Colômbia	Fontes Nova
São Simão	Porto Colômbia	Batalha	Salto Pilão	Paulo Afonso III	Itiquira	Barra Bonita

Project Amazonas GT - Due Diligence Executive Summary 21

Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

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UHE Balbina | Maintenance

There is initiative to implement **Eletrobras** maintenance management system (Pro-ERP) comprising integrated asset management and use of the SAP platform. There is also a study of adequacy of the planning, programming and maintenance control processes along the lines of that practiced in the Aparecida UTE of **AmGT** itself, however, requiring adjustments of the existing staff, among others.

The forecast of machine stops for maintenance scheduled for the second half of 2019 through the year 2021 is shown below:

2019

Machine	Jan	Fev	Mar	Abr	Mai	Jun	Jul	Ago	Set	Out	Nov	Dez
UG1		Real										
UG2					Real							
UG3			N/R	Real Semiannual								
UG4		N/R	Cleaning Radiators									
UG5	Real Corrective	Real Inspection										

2020

Machine	Jan	Fev	Mar	Abr	Mai	Jun	Jul	Ago	Set	Out	Nov	Dez
UG1												
UG2												
UG3												
UG4												
UG5												

2021

Machine	Jan	Fev	Mar	Abr	Mai	Jun	Jul	Ago	Set	Out	Nov	Dez
UG1												
UG2												
UG3												
UG4												
UG5												

Semiannual
Quinquennial

Project Amazonas GT - Due Diligence Executive Summary 22

Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

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UHE Balbina | Conservation Conditions

Asset Security

Aspects of patrimonial and physical security must be the subject of constant attention, given the complexity of the installation and geographical area covered (power house, dams, village, substation and reservoir). As stated by the UHE in the Dardo form sent to ANEEL in June/2018:

> *"The Balbina UHE does not yet have this plan for the conservation and use of the surroundings of artificial reservoirs, because the constitution of the Balbina UHE project was prior to Law 12.651/2012, whose paragraph 2, Article 5, says that the new ventures from the implementation of this law must present the PACUERA. Despite the non-obligation,* ***AmGT*** *has an agreement with ICMBio, which operationalizes the Uatumã Biological Reserve, where half of the reservoir to the left margin is protected by virtue of Law (Decree 99,277 of June 6, 1990); in this decree, the islands in the reservoir and more the damping area are preserved and monitored by ICMBio environmental inspectors. Another relevant portion of the reservoir is within indigenous lands, facts that inhibit the occupation of the margins and the surroundings."*

There is a need for adequacies of the Fire Fighting System of the UHE (no information on the content of these adaptations) was obtained, aiming to obtain a report from the Fire Department (AVCB).

Main and Auxiliary Equipment

The documents and information that has been made available contain conflicting and/or non-conclusive information on the forecast of scheduled maintenance of the generating units and their effective realization. Based on this information, we found that the intervals between maintenance do not strictly comply with the pre-established criteria:

- UG1 – there is five-year maintenance registration in April/2011, the next one is planned for August/2020;
- UG2 – there is five-year maintenance registration in March/2011 and April-June/2018;
- UG3 – there is five-year maintenance registration in April/2012, the next one is planned for June/2021;
- UG4 – there is five-year maintenance registration in November/2013 and March-April/2015, with the next planned for November/2020;
- UG5 – there is five-year maintenance record performed in September-November/2018;

The six-monthly maintenance planned for 2018 and early 2019 were carried out, generally after reprogramming.

Reports/Reports of insulating oil tests provided complete by signaling the onset of deterioration or formation of acid compounds in pressure tanks and upper guide bearings and high water content in lower guide housing of some units. No action has been made about it.

Nevertheless, the reports of preventive and/or corrective maintenance carried out indicate that the units are maintained under satisfactory apparent conditions of conservation, even considering the period of time in which they are in operation. The content of the scheduled maintenance sprees and five-year-olds are adherent to the conservation needs of the equipment and, considering the maintenance reports that have been submitted, such content is effectively fulfilled when interventions are carried out.

Project Amazonas GT - Due Diligence Executive Summary 23

Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

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UHE Balbina | Conservation Conditions

Main and Auxiliary Equipment (Continuation)

This evaluation is corroborated by the indicators of scheduled unavailability (TEIP) and forced (TEIFa) and generation availability (ID, DISPGa, DISPGR) accumulated in the last sixty months, according to the following table, which demonstrates the evolution determined in the period from January/2017 to April/2019.

M/Y	ACCUMULATED LAST 60 MONTHS						DISPGR (%)			
	TEIFa (%)	TEIFa (%) REF	TEIP (%)	TEIP (%) REF	ID ou DISPGa (%)	ID ou DISPGa (%) REF	IN THE MONTH	IN THE YEAR	12 MONTHS	60 MONTHS
jan/17	1,58	1,98	4,73	5,29	93,76	92,83	107,43	107,43	103,29	101
feb/17	1,55		4,68		93,84		105,73	106,62	103,73	101,08
mar/17	1,52		4,59		93,96		107,7	106,99	104,07	101,21
apr/17	1,5		4,7		93,87		94,85	103,96	103,34	101,12
may/17	1,51		4,6		93,96		105,5	104,27	103,18	101,21
jun/17	1,48		4,8		93,79		89,17	101,77	102,28	101,03
jul/17	1,45		4,79		93,83		102,73	101,91	102,29	101,07
aug/17	1,42		4,74		93,9		104,63	102,26	102,03	101,15
sep/17	1,39		4,65		94,02		107,72	102,86	102,49	101,27
oct/17	1,36		4,56		94,14		107,69	103,35	103,24	101,4
nov/17	1,34		4,54		94,18		103,12	103,33	103,55	101,45
dec/17	1,31		4,47		94,27		106,02	103,56	103,56	101,55
jan/18	1,29	1,98	4,42	5,29	94,35	92,83	105,38	105,38	103,38	101,64
feb/18	1,26		4,38		94,42		104,57	105	103,3	101,7
mar/18	1,23		4,37		94,45		102,49	104,14	102,85	101,74
apr/18	1,22		4,59		94,24		86,27	99,67	102,15	101,51
may/18	1,2		4,84		94,02		86,17	96,9	100,51	101,28
jun/18	1,17		4,84		94,05		102,08	97,76	101,57	101,31
jul/18	1,14		4,75		94,17		107,72	99,21	101,99	101,43
aug/18	1,12		4,7		94,24		104,61	99,9	101,99	101,51
sep/18	1,09		4,77		94,19		97,03	99,59	101,11	101,46
oct/18	1,07		4,97		94,02		89,35	98,54	99,55	101,27
nov/18	1,07		4,99		94		98,96	98,58	99,21	101,25
dec/18	1,04		4,94		94,07		104,62	99,09	99,09	101,33
jan/19	1,02	1,98	4,85	5,29	94,18	92,83	107,27	107,27	99,25	101,45
feb/19	1		4,85		94,2		101,44	104,51	99,01	101,47
mar/19	0,97		4,78		94,29		106,23	105,1	99,33	101,57
apr/19	0,96		4,8		94,29		100,05	103,84	100,46	101,57

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24

Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

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Please refer to Portuguese version.

UHE Balbina | Conservation Conditions

Main and Auxiliary Equipment (Continuation)

However, some corrective maintenance performed (correction of corona occurrence in the stator winding, for example) demonstrate the importance of the continuity of the maintenance plan adopted and compliance with the associated deadlines to ensure continuity of the operation of the units.

Descriptions of informed occurrences that result in the shutdown of the units generally involve failure/defect of components of protection and control schemes, recommending including, if feasible, inspections of these circuits and schemes when programming periodic maintenance, as well as studies/initiatives aimed at improvements /modernization.

The control of the generating units is electromechanical technology, as well as the generator protection relays. The excitation system technology is static (tiristores). Control of voltage and speed regulation systems employs electronic technology.

Information obtained during interviews with key plant personnel indicates that the equipment that integrates the protection and control systems of the units are in late life and have obsolete technology in view of the most modern needs of Supervision. The same evaluation covers speed and voltage regulators, vibration and temperature monitoring systems, instrumentation, auxiliary distribution system in 125 VCC and 380 VCA, medium voltage cubicles (13.8 kV).

It is also considered the implementation of hardware and software aimed at automation of the operation, since the installed system (Rockwell) includes only supervision of grandeurs and state, limited by technology of field equipment (interface) and resources intrinsic system. The system was installed by the supplier only partially, and it was necessary to intervene the UHE's own team to enable even this limited use.

With regard to the substation of restricted interest of the UHE, comprising the elevator transformers and some of SE Balbina's 230 kV bays (8 circuit breakers) - as indicated in the unifilar diagram presented at the beginning of this Report, evaluates, according to the information obtained during the interviews:

- Elevator transformers require oil regeneration, although the test results identifying the affected units have not been informed;
- The 230 kV circuit breakers, TCs, TPs and lightning rods are in final regulatory service life. Recent occurrences (TC explosion, voltage discrepancy in secondary TP, high circuit breaker contact resistance) indicate the need for replacement of these equipments.
- The existing protection, control and supervision system (SPCS) requires improvements/modernization.

Taken together, these evaluations and considerations indicate/recommend the need for a major UHE modernisation programme, indicated later in this Report.

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Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

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UHE Balbina | Conservation Conditions

Dams, Dikes and Associated Structures

The Dam Safety Plan was developed by Geometrisa in 2018/2019 and involved thorough inspection of the associated structures, in compliance with the provisions of applicable legislation and regulations. Given the current work developed, the information contained in the final reports of the PSB, which highlight the classification of the Balbina UHE dam (Class B) and the main conclusions and recommendations, as follows:

Risk Category	Potential Damage Associated		
High	A	B	B
Average	B	C	C
Baixo	B	C	C

Concludes the Report:

> *"After the visual inspection visits between October 2018 and April 2019, data analysis and visual observations concluded that the structures (Main Dam and Dikes) of the Balbina UHE are within the standards of safety and stability, without observations considered serious for the safety of the Main Dam and Dikes. It is only suggested that improvement opportunities be adopted in order to ensure, maintain and improve the state of conservation and maintenance of Balbina UHE structures.*
>
> *The results presented by the auscultation instruments installed in the analyzed structures showed no evidence of anomalies that could compromise the stability of the structures."*

We also highlight, due to the unusual result, a hydrological study carried out by the entity responsible for the preparation of the PSB, which concluded that the extraction capacity of the Balbina UHE is lower than the value of the maximum affluent flow (decamilenar), characterizing a scenario of subsizing of the structures strands.

It argues Geometrisa that this hydrological study presents more reliable methodologies and resources, besides having been based on real and more recent operative data, which characterize with greater veracity the hydrological behavior of the watershed contributor of the Balbina UHE. It is noteed, however, that the values calculated for extreme flows are dependent on historical data, methodologies used, possible systematic errors and other changes in existing climatic and hydrological conditions that guide the area of Study.

The Security Plan referred to also includes the recommendations for corrective actions for each identified anomaly, classified according to its importance, as shown in the annexes (page 141) of this Report.

In the PSB scope, maintenance needs were also identified in the equipment of the facilities associated with dams, water making and spillway, comprising elimination of corrosion and leaks, paintings, lubrifications, etc. The observations made do not indicate a risk to the safety of structures, requiring only a few opportunities for improvement so that the irregularities observed during inspection are remedied.

Project Amazonas GT - Due Diligence Executive Summary 26

Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

*Free Translation – For readers' convenience only.
Please refer to Portuguese version.*

UHE Balbina | Points of Attention

Considering the assessments of the sufficiency and adequacy of existing operating and maintenance resources, as well as the conservation conditions of the facilities, attention to be observed and/or recommendations for the proper and satisfactory continuity of the Operation of the Balbina UHE is listed:

- Policies formation adaptation, training, certification and recycling for personnel;

- Develop and implement process of control and analysis of human failures of operation and maintenance;

- Suit the process of updating, reviewing and controlling documents associated with operation and maintenance of the plant, including also reservoir operation instructions;

- Adapt the maintenance policy, comprising criteria for preventive, predictive and corrective maintenance, including deadlines, priorities, recurrence, supply of resources, issuance, programming and execution of service orders, defect registration and failures, analysis of results, trends, backlog control, etc., also contemplating recommended tests, inspections and adjustments that are not currently performed by teams in main equipment, auxiliaries and associated UHE systems (reference: form Dardo/Aneel – APLDR8505_UHE190_062018_S001.xlsx);

- Adapt maintenance management processes, continuing the implementation of the **Eletrobras** and SAP Pro-ERP system;

- Develop and implement supply policy for spare parts, consumable materials, special tools, etc.;

- Improve communication system in the plant, with elimination of blind spots between facilities and the control room;

- Adapt the policy and processes of patrimonial security of the plant and reservoir, aiming at the prevention of invasions, vandalism and similar;

- Adapt UHE fire protection system to obtain AVCB;

- Develop and implement procedures and action plans for maintenance and/or replacement of obsolete equipment and/or in the end of the life of the plant and the substation of restricted interest of the UHE, comprising circuit breakers, TCs, TPs, lightning, SPCS, etc..;

- Continue studies for improvement/adequacy/modernization of the supervisory, automation and control system (hardware and software), speed and voltage regulators, SPCS, vibration and temperature monitoring systems of stumpers and bearings, CC and CA auxiliary systems (CCM), medium voltage cubicles, instrumentation adequacy of the UHE;

- Programming and implementing oil regeneration of transformerlifts and regulators requiring such service;

- Perform the recommended actions in the PSB;

- Lift the reservoir dimension/volume curve.

Project Amazonas GT - Due Diligence Executive Summary 27

Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

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UHE Balbina | Investment Estimate

The following table contains an estimate of the investments needed in the period 2019 to 2023, based on PNG 2019-2023 and complemented with additional investment programs and estimates of values obtained during interviews with DPGB staff:

(in R$ thousand)

2019	2020	2021	2022	2023	Total
5,765	12,908	5,250	3,600	500	28,023

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Description | Maintenance | Conservation Conditions | Points of Attention | Investment Estimate

*Free Translation – For readers' convenience only.
Please refer to Portuguese version.*

UHE Balbina | Investment Estimate

It should be emphasized that the overall values related to the UHE modernization program are very superficial and incipient estimates, because the investment decision still requires cost studies x benefits, among others, given the forecast of the end of the plant concession on March 1, 2027.

According to information obtained in the interviews conducted, in addition to the investment programs, it is necessary to provide in the Department's expense program (PMSO) disbursements to:

- Survey of curve quota x volume of the reservoir;
- Cleaning water outlet grills with divers;
- Coating of suction tubes;
- Turbine shaft sealing services (Improvements);
- Tactor minting services (Improvements).

No estimates of values were obtained for the above services, as well as on execution/disbursement schedule.

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Description | Maintenance | Conservation Conditions | Investment Estimate

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UTE Aparecida

Important Notes	10
Overview of AmGT	13
UHE Balbina	17
UTE Aparecida	30
UTE Mauá 3	40
Complex PIEs	49
Complex Small Cities	56
Conclusion and Recommendations	69

Project Amazonas GT - Due Diligence Executive Summary 30

Description | Maintenance | Conservation Conditions | Investment Estimate

*Free Translation – For readers' convenience only.
Please refer to Portuguese version.*

UTE Aparecida | Description

The Aparecida Thermoelectric Power Plant is located in the neighborhood of Nossa Senhora de Aparecida in the city of Manaus/AM and consists of 6 generating units distributed in two Blocks.

Block I consists of two AAUGG-05 generating units, AAUGG-06 fuel oil that are out of operation due to technical problems and two AAUGG-07 and AAUGG-08 generating units converted for bifuel operation that currently operate only with natural gas, connected to SE Aparecida's 69 kV dam through the ADTF4-07 and ADTF4-08 transformers, 13.8/69 kV - 40/66.6 MVA each.

Block II consists of two AAUGG-09 generating units, AAUGG-10 also converted for bifuel operation and currently operate only with natural gas. They are connected to SE Aparecida's 69 kV dam through the AATF4-01 transformer, 13.8/69 kV - 60.8/106 MVA. The unifilar diagram of the Plant and its border with the distributor's electrical system is demonstrated below in this Report.

In this diagram are shown the connections of the Aparecida UTE with the Aparecida SE, which represent the boundary between Generation and Distribution. The same point of insertion of the net generation measurement of the delivery of Aparecida UTE in the Distribution Network was considered as a frontier, which coincides with the measurement points of the SCD and SMF systems.

Natural gas from the Urucu basin is supplied by the Amazon Gas Company (CIGÁS), through the Petrobras Urucu-Coari-Manaus pipeline, being delivered to the city-gate located in the UTE Aparecida area, where it is odorized.

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Description | Maintenance | Conservation Conditions | Investment Estimate

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UTE Aparecida | Maintenance

UTE Aparecida's gas turbine maintenance plan is composed of preventive maintenance called 2K and 4K, and specialized periodic inspections, called HSI (Hot Section Inspection) and MI (Major Inspection or Overhaul).

In the 2K and 4K stops, chemical compressor washing and boroncopic inspection (4K only) are performed. Already in the Periodic Inspection HSI the hot section of the turbine is replaced and during the Overhaul (or MI) parts and parts of the turbine are replaced by new ones in the manufacturer's workshop. According to information obtained during the visit to the Plant, maintenance is performed seeking the periodicity shown below:

Maintenance Types	Operating hours
2K	2.000
4K	4.000
HSI	25.000
Overhaul	50.000
Electric generator	100.000

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Description | **Maintenance** | Conservation Conditions | Investment Estimate

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UTE Aparecida | Maintenance

A maintenance plan covering the HSI and Turbine Overhaul activities was also presented, covering the period from 2019 to 2030, as well as estimating the costs involved, as below. The maintenance of 2K, 4K and level 1 correctives are carried out by the maintenance teams of UTE Aparecida, while specialized maintenance type HSI and Overhaul are carried out by contracted company.

Turbine	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
191-249			HSI			Overhaul				HSI		
185-214			HSI		Overhaul				HSI			
191-121	Leasing Contract											
191-777	HSI		Overhaul	Reserve				HSI			Overhaul	Reserve
191-671	Overhaul			HSI			Overhaul	Reserve				
191-697	Out of Operations	Overhaul				HSI			Overhaul	Reserve		

Overhaul	Indicates that the entire turbine will be sent to the workshop for maintenance. Estimated time 150 days.
HSI	Indicates generator unit shutdown (10 days) for replacement of the hot section, which will be maintained separately from the turbine.
Reserve	Indicates the turbine has returned from maintenance and is available to replace next turbine in Overhaul

Source: Spreadsheet "AmGT.DPGA.LTSA 2019-2030 Deloitte (2019.05.21)".

(In US$ thousands)

Maintenance	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Operational Performance Assurance [1]	-	1.624	1.624	1.624	1.624	1.624	1.624	1.624	1.624	1.624	1.624	1.489
HSI	2.382	-	4.764	2.382	-	2.382	-	2.382	2.382	2.382	-	-
MI (Overhaul)	-	13.126	6.563	-	6.563	6.563	6.563	-	6.563	-	6.563	-
MI (discount)	-	(85)	-	-	-	-	-	-	-	-	-	-
TOTAL	**2.382**	**14.665**	**12.951**	**4.006**	**8.187**	**10.569**	**8.187**	**4.006**	**10.569**	**4.006**	**8.187**	**1.489**

Source: Spreadsheet "Projection of Overhaul_v2.1".

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Description | Maintenance | Conservation Conditions | Investment Estimate

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UTE Aparecida | Conservation Conditions

It is inferred that the Aparecida UTE had been maintained with the prospect of closing the grant in 2020, with many maintenance pending in the generating units and turbines and the postponement of necessary improvements, reflecting in the operational indicators of the UTE.

This reality was evidenced in the PERFORMANCE REPORT OF CENTRALLY DISPATCHED THERMOELECTRIC PLANTS – TYPES I E IIA, issued by ANEEL in December 2018.

Aneel's inspection process involved monitoring all centrally dispatched thermal power plants in the period between February 2017 and February 2018, with further deepening of inspection actions, due to the results found. Plants with low operational performance were filtered by monitoring and identified as performing poorly or alertly. Such plants were the subject of distance action (2nd level inspection) and face-to-face action, if applicable (3rd level inspection).

> *"The monitoring of thermoelectric power plants is carried out based on two indicators, which measure: (i) the power available in relation to the contract commitments of the agent (fDisp_PotC); and (ii) the service to the dispatch of the ONS (At_Desp).*
> *The indicator fDisp_PotC measures the average value of availability declared by the generation agent to the ONS and compares it with the value of the contractual power.*
> *In addition to the evaluation of the 12-month moving average of the fDisp_PotC indicator, an evaluation of its moving average of the last 3 months is also performed for the same indicator, aiming to analyze the evolution of the plant's performance in this period. Thus, it is possible to evaluate the trend of a given plant, comparing its medium-term performance (12 months) with short-term performance (3 months)."*

For the UTE Aparecida the result of the indicator that indicates the power available in relation to the contractual commitments of the agent (fDisp_PotC) was 30 %, well below the limit of 83%, above which the performance is considered satisfactory.

On the other hand, the service of the ONS dispatch (At_Desp) the result was 94%, very close to the limit of the classification as satisfactory.

Plant Name	Installed Power	fDispPotC	fDispPotC_3 M	Available Declared
P. Médici	185 MW	9%	0%	15 MW
Candiota III	350 MW	52%	45%	182 MW
J. Lacerda A	232 MW	59%	57%	137 MW
W. Arjona	206 MW	10%	0%	18 MW
Aparecida	166 MW	30%	66%	50 MW
Cuiabá	529 MW	45%	23%	215 MW
Mauá 3	187 MW	54%	47%	101 MW

	Contractual Power	At_Desp	Programmed	verified	Source
P. Médici	161 MW	82%	14,6 MW	11,9 MW	Coal
Candiota III	350 MW	99%	181,5 MW	179,1 MW	Coal
J. Lacerda A	232 MW	101%	117,7 MW	119,1 MW	Coal
W. Arjona	186 MW	92%	1,0 MW	0,9 MW	Natural Gas
Aparecida	166 MW	94%	49,5 MW	46,5 MW	Natural Gas
Cuiabá	482 MW	96%	117,4 MW	112,4 MW	Natural Gas
Mauá 3	187 MW	103%	100,2 MW	103,6 MW	Natural Gas

Project Amazonas GT - Due Diligence Executive Summary 34

Description | Maintenance | Conservation Conditions | Investment Estimate

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UTE Aparecida | Conservation Conditions

Corroborating the analysis of ANEEL with regard to the indicator (fDisp_PotC), it is worth emphasizing the availability index presented in item 4.2 of this report, which was 48.49% for the Aparecida UTE in the 2017 average.

The results of the Aparecida UTE selected it for inspection:

Plant Name	Installed Power	fDispPotC	fDispPotC_3M	Available Declared
Aparecida	166 MW	32%	71%	54 MW
Mauá 3	187 MW	54%	26%	101 MW
Mauá Bloco 3	110 MW	66%	76%	73 MW

	Contractual Power	At_Desp	Programmed	Verified	Source
Aparecida	166 MW	94%	54 MW	50 MW	Natural Gas
Mauá 3	187 MW	103%	100 MW	104 MW	Natural Gas
Mauá Bloco 3	110 MW	93%	73 MW	68 MW	Natural Gas

After interactions with Amazonas GT and also with Petrobras, CIGAS, Amazonas Distribuidora and ONS, to integralize understandings about the operational performance of UTE Aparecida (others), with those linked to the availability of natural gas, distribution of energy, systemic security and self-reinstatement to the Manaus region, the need for face-to-face inspection was diagnosed due to the complexity of the themes, to further approach the items described above and their Interconnections.

For the Aparecida UTE, face-to-face inspection occurred from 8 to 11 May 2018. The inspection report - RF was issued with the respective Notification Term (No 1016/2018), comprising 03 Non-Conformities and 01 Recommendation:

Develop and present Improvement Plan according to guidelines to be provided by SFG/ANEEL referring to: - Regularization of the self-reestablishment situation of the Aparecida UTE; - Recovery of the operational performance of UTE Aparecida.

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35

Description | Maintenance | Conservation Conditions | Investment Estimate

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UTE Aparecida | Conservation Conditions

AmGT presented on 10/04/2018 the Improvement Plan recommended by ANEEL, containing the following actions:

Action	
1	Preventive-Corrective Maintenance on Block 1 Chiller
2	Block 2 Chillers Interconnection Service
3	Preventive-Corrective Maintenance Service Agreement on 2 Block 1 Chillers
4	Block 2 Chillers Acquisition and Replacement
5	Purchase and installation of self-healing Emergency Diesel Group
6	Modification of the synchronization system of the UG's 7, 8, 9 and 10
7	Contracting Long Term Maintenance Service Contract on LM6000 Turbines
8	Contracting of Maintenance Service Contract on Electric Generators
9	Contracting of Maintenance Service Contract in Water Treatment System

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36

Description | Maintenance | Conservation Conditions | Investment Estimate

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UTE Aparecida | Conservation Conditions

The monitoring of the actions of this Plan has been carried out periodically by ANEEL and the last report issued by **AmGT**, on 06/10/2019, informs:

Action	Performed Activities	Evidence	Expected Start Date	Start Date Performed	Expected Completion Date	Completion Date	Execution Percentage (%)
Corrective preventive maintenance on block cooler 1	Action completed		11/7/2016	12/5/2016	10/22/2017	3/16/2018	100%
Block 2 Chillers interconnection service	Action completed	photographic register	8/10/2018	8/10/2018	10/31/2018	10/14/2018	100%
Preventive-corrective maintenance service contract celebration in 2 block 1 Chillers	Action cancelled		6/17/2018	6/17/2018	1/31/2019	2/14/2019	100%
Purchase and replacement of block 2 Chillers	pre-bidding process in progress		10/15/2018	10/10/2018	7/31/2020		50%
Acquisition and installation of self-healing emergency diesel group	ongoing process in the bidding sector	elaboration of the bidding notice	8/1/2018	8/15/2018	7/31/2020		50%
Modification of the synchronization system of the UG's 7, 8, 9 and 10	conclusion of contract	under signature	8/1/2018	8/13/2018	7/15/2019		70%
Contracting long-term maintenance service contract on LM6000 Turbines	pre-bidding process	RFP	8/13/2018	8/28/2018	1/31/2019		35%
Contracting of maintenance service contract in electric generators	conclusion of contract	in the process of issuing the contract	8/16/2018	8/31/2018	2/28/2019		90%
Contracting of maintenance service contract in water treatment system	. Bidding phase of well drilling . Pre-bidding process for maintenance of cooling towers Block 2 . Water Treatment Automation	in preparation of the purchase report	8/23/2018	9/3/2018	1/31/2020		50%

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Description | Maintenance | Conservation Conditions | Investment Estimate

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UTE Aparecida | Conservation Conditions

Specifically in relation to the generating units we evaluate:

With regard to the off-operation units of Block I, AAUGG-05 and AAUGG-06, unit 05 showed failure in the 13.8 kV cubicle and unit 06 does not have the elevator transformer 13.8/69 kV. It was reported that **AmGT** is not expected to invest in these generating units, due to their specific consumption not to comply with the legislation and due to the difficulty of obtaining spare parts.

The UTE Aparecida generator park currently consists of 6 gas turbines (four in operation), one of which is rented for a period of 18 months, in a leasing contract signed in 2018 (turbine no. 191-121), effective until November 27, 2019. This contract is in the process of renewal for the same period.

The following are the current operating conditions of the 5 UTE Aparecida's own gas turbines and the total operating hours until 06/05/2019:

- Turbine No. 185-214: there was a claim in 2015. In 2016-2017, Overhaul was held. It's in operation. Total hours of operation since the Overhaul: 13,197 hours;

- Turbine No. 191-249: It failed the sealing system of the hot section, having undergone the replacement of the hot section in 2017-2018. It's in operation. Total hours of operation from stop to replacement described: 8,448 hours;

- Turbine No. 191-671: Acquired without GE use in 2009, so far it has not undergone any specialized inspection. Awaiting overhaul execution. It's out of operation. Total operating hours: 37,100 hours;

- Turbine No. 191-697: Acquired without GE use in 2010, so far it has not undergone any specialized inspection. Awaiting overhaul execution. It's out of operation. Total operating hours: 42,473 hours;

- Turbine No. 191-777: Acquired without GE use in 2014, so far it has not undergone any specialized inspection. Awaiting HSI execution. It's in operation. Total operating hours: 31,040 hours.

In relation to the electrical generators installed in the generating units, the current situation of the same:

- AAUGG-07 Generator: 76,387 hours of operation. First Overhaul scheduled for the year 2022. Intermediate maintenance was performed in 2009;

- AAUGG-08 Generator: 104,681 hours of operation. First Overhaul scheduled for the year 2021. Intermediate maintenance was performed in 2011;

- AAUGG-09 Generator: 125,372 hours of operation. Contract in the subscription phase of R$ 1,343,500.00 for the execution of the first Overhaul in 2019. Intermediate maintenance was performed in 2007;

- AAUGG-10 Generator: 145,965 hours of operation. Contract in the subscription phase of R$ 1,343,500.00 for the execution of the first Overhaul in 2020. Intermediate maintenance was performed in 2007.

Regarding chillers, frequent problems influence the income of the units. In this regard, the operations of the AAUGG-09 and AAUGG-10 units of the Aparecida UTE are limited from 30/11/18 and 04/10/18 respectively, due to the unavailability of chillers.

As for the maintenance of the elevator transformers of the Plant, the UTE Aparecida teams have not yet taken over the maintenance activities in their entirety. The most complex maintenance is carried out by the **AmGT** Transmission team. No data were provided to assess the condition of conservation of transformers.

Project Amazonas GT - Due Diligence Executive Summary 38

Description | Maintenance | Conservation Conditions | Investment Estimate

*Free Translation – For readers' convenience only.
Please refer to Portuguese version.*

UTE Aparecida | Investment Estimate

The table below contains the multiannual investment estimates foreseen for aparecida UTE:

Investment Program (in R$ thousand)

2019	2020	2021	2022	2023	Total
17,095	1,350	120	320	50	18,935

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39

Description | Maintenance | Conservation Conditions | Points of Attention

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UTE Mauá 3

Important Notes	10
Overview of AmGT	13
UHE Balbina	17
UTE Aparecida	30
UTE Mauá 3	40
Complex PIEs	49
Complex Small Cities	56
Conclusion and Recommendations	69

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40

Description | Maintenance | Conservation Conditions | Points of Attention

*Free Translation – For readers' convenience only.
Please refer to Portuguese version.*

UTE Mauá 3 | Description

As a result of the 20th Nova Energy Auction (LEN A-5), which took place on 11/28/2014, Amazonas Energia, a subsidiary of **Eletrobras**, was declared the winner of the event with the Mauá 3 thermal plant project. The project, sold by the Cost Benefit Index (ICB) of R$ 203.50/MWh, representing a fixed revenue of R$ 760,390,094.40 per year.

Due to its characteristics, the Plant provides an increase in reliability in the supply of electricity to the municipality of Manaus, the improvement of the condition of recomposition of the system in case of disturbance, the most efficient consumption of natural gas coming from and the reduction of effluent generation and emissions costs, effectively contributing to the reduction of greenhouse gases.

UTE Mauá 3 is installed in the Mauazinho neighborhood, in the municipality of Manaus/AM, in land next to the current UTE Mauá and next to the Mauá Substation 3 - 230/138/69 kV.

The declared installed power of UTE Mauá 3 is 590.75 MW, operating in a combined cycle, also having the flexibility to operate in a simple cycle. Its declared net power is 570.4 MW and is connected to SE Mauá 3 by means of the CMTF6-01 and CMTF6-02 lift transformers of 138/184/230 MVA - 16.5/230 kV and CMTF6-03 of 150/200/250 MVA - 18.0/230 kV.

O diagrama unifilar a seguir mostra as fronteiras entre a Geração e a Rede Básica:

Fronteira entre a Transmissão (REDE BÁSICA) e a Distribuição (Barra do Transformador de Fronteira 230/138kV)

Project Amazonas GT - Due Diligence Executive Summary 41

Description | Maintenance | Conservation Conditions | Points of Attention

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UTE Mauá 3 | Description

It was considered as a border in SE Mauá 3 the complete low voltage connection spans of border transformers.

UTE Mauá 3 operational tests were iniciated in 2017. The entry into Commercial Operation of UG1 and UG2 generating units (Gas Turbines) occurred on December 12, 2018 (ORDER ANEEL No. 2,998, of 12/12/2018), while that of the UG3 Generating Unit (Steam Turbine) took place on December 22, 2018 (ANEEL Order No. 3,136, of 21/12/2018).

Like UTE Aparecida, UTE Mauá 3 exclusively uses the natural gas supplied by CIGÁS as fuel, which is provided through petrobras Urucu-Coari-Manaus's pipeline and has a delivery point located in The Mauá UTE. From this city-gate was installed a natural gas transfer pipeline until The Mauá 3 UTE.

The Power Island of UTE Mauá 3 is composed of:

- 2 Gas Turbines and Generators (TG);
- 2 Heat Recovery Boilers (HRSG) without additional burning;
- 1 Steam turbine (TV) operating in a combined cycle of high thermodynamic efficiency, in configuration 2 x 1.

When operating in a single cycle in the configuration 1x0 and 100% continuous load, the specific consumption is 9,835 KJ/kWh for a natural gas consumption of 181.6 m³/MWh. Already in a combined cycle in the 2x1 configuration, the two gas turbines and the steam turbine operating also in continuous regime and 100% load, specific consumption improves considerably, falling to 6,465 KJ/kWh, considering the same natural gas consumption of 181.6 m³/MWh.

In The Mauá UTE 3 Unit Operations were divided into Main Unit Operations (gas turbines, steam turbine, electric generators, reclaimer boilers, condensate system, pipeline, main and auxiliary electrical systems, elevator and instrumentation/control transformers), Auxiliary Unit operations (crude water treatment system, demineralized water system, circulation water system and fire protection system, among others) and Unit control operations Environmental Quality (gas emissions monitoring system, noise containment, effluent treatment plant and sewage system).

Project Amazonas GT - Due Diligence Executive Summary 42

Description | Maintenance | Conservation Conditions | Points of Attention

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UTE Mauá 3 | Maintenance

Regarding maintenance, the philosophy adopted by **AmGT** comprises predictive and preventive maintenance, in addition to corrective maintenance due to the anomalies detected by the operation and inspections. Maintenance contracts in force with the equipment manufacturer (Siemens) comprise local and remote monitoring activities with local support team.

Maintenance management processes are still being structured, comprising planning, scheduling, execution, recording and analysis of results, control of defects and failures, etc., as well as processes of control ling human maintenance failures.

The scheduled maintenance types and their respective periodicities are shown in the table below:

Maintenance Types	Operating Hours
Chemical wash - Off Line	720
CI (Combustion Inspection)	12,500
HGPI (Hot Gas Path Inspection)	25,000
MI (Major Inspection)	50,000

Project Amazonas GT - Due Diligence Executive Summary
43

Description | Maintenance | Conservation Conditions | Points of Attention

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UTE Mauá 3 | Maintenance

The maintenance schedule 720h of the Plant for the year 2019 was presented, as shown below:

UTE Mauá 3 Maintenance Schedule

Generating Unit
JAN FEB MAR APR MAY JUN JUL AUG SEP OUC NOV DEC
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 50 51 52
TG-11
TG-12
UGV-01
720
Transition
Insp

MAINTENANCE 720 hs - (CHEMICAL WASH - OFF LINE) **[40 hours when first stage handwashing]. 24 hour TV inspection**
MAINTENANCE 12,5 K TIPO CI (COMBUSTION INSPECTION) **[8 days]**
MAINTENANCE 25 K TIPO HGPI (HOT GÁS PATH INSPECTION) **[16 days]**
MAINTENANCE 50 K TIPO MI (MAJOR INSPECTION) **[28 days]**
MAINTENANCE FORECAST AND NOT MADE

Source: Spreadsheet "General Maintenance Schedule - 2019 - DPGM - Mauá III_26.11.2018-Rev01".

Project Amazonas GT - Due Diligence Executive Summary
44

Description | **Maintenance** | Conservation Conditions | Points of Attention

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UTE Mauá 3 | Maintenance

In addition to the maintenance schedule, the average gross generation planning x maintenance for the period 2019 to 2030 was presented, as shown below:

Generation Planning Gross Average x Maintenance	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Average Gross Generation (MW)	522	514	522	502	522	514	522	480	522	514	522	502
Maintenance Event												
CI		CI TG1 e TG2 12,5 K Hours	-	-	-	CI TG1 e TG2 37,5 K Hours	-	-	-	CI TG1 e TG2 62,5 K Hours	-	-
HGPI		-	-	HGPI TG1 / TG2 25 K Hours	-	-	-	-	-	-	-	HGPI TG1 E TG2 75 K Hours
MAJOR		-	-	-	-	-	-	MI TG1 e TG2 50 K Hours	-	-	-	-
STEAM TURBINE		-	-	MINOR	-	-	-	MEDIUM	-	MINOR	-	-
Generator Review		TG1 / TG2 / ST	-	TG1 / TG2 / ST	-	TG1 / TG2 / ST	-	TG1 / TG2 / ST	-	TG1 / TG2 / ST	-	-

Source: Spreadsheet "Generation Planning 2019-2030 - Mauá 3-rev01".

Project Amazonas GT - Due Diligence Executive Summary 45

Description | Maintenance | Conservation Conditions | Points of Attention

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UTE Mauá 3 | Maintenance

Small maintenance services (720 hours of operation, for example) are all carried out by the UTE Mauá 3 staff under the supervision of Siemens, the manufacturer of the main equipment, through an existing consulting contract (advisor).

CI-type maintenance and larger maintenance are performed by Siemens, through a signed On-shore contract, including maintenance services of type CI and operation and maintenance consulting, in the amount of R$ 20 million and valid until September/2020.

In order to supply parts for the maintenance of type CI and Engineering Support services, an off-shore contract was signed, in the amount of R$ 10.5 million (approximately R$ 43 million) and valid until January/2020.

In addition to the above-mentioned contracts, it is in the process of hiring for unfeasibility of competition, services in the amount of approximately R$ 5.5 million (R$ 22.5 million), aiming at the acquisition of required and recommended parts to be maintained in the plant to ensure reliability provided for in the contract. The delivery of spare parts will be made through partial shipments, taking into account: (i) availability before shipment, (ii) the delivery times included in the Spare Parts List and (iii) the consolidated quantities of parts Spare.

There are ongoing studies to upgrade systems and maintenance philosophy, aiming to eliminate the maintenance of type CI, when only HPGI maintenance would be carried out, reducing the duration of scheduled machine stops and increasing the availability of UGs.

The maintenance of elevator transformers is still being transferred/assumed by the UTE. No information was obtained on recent test results to assess conservation status, although these are new equipment, manufactured in May/2014.

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46

Description | Maintenance | Conservation Conditions | Points of Attention

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UTE Mauá 3 | Conservation Conditions

Because UTE Mauá 3 has been in full commercial operation for only 6 months, its facilities and equipment are in fully satisfactory maintenance and conservation conditions, showing no visible signs of deterioration or wear.

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47

Description | Maintenance | Conservation Conditions | Points of Attention

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UTE Mauá 3 | Points of Attention

The identified points that require special attention are:

- Implementation of the self-reestablishment of UTE Mauá 3, as required in the access opinion approved by NOS and aneel inspection report;

- Maintenance of the quality and reliability of the processes of the Water Treatment Plant - ETA, to meet the demand of demineralized water for replacement (make-up) of the reclaimer boilers (HRSGs) and clarified water for replacement of losses by evaporation, drag and purge in the cooling tower due to the criticality of the water supply under the conditions required by the generation process;

- The lack of a corporate purchasing area that meets the operational and maintenance needs of the UTE, since purchases with values exceeding 4 minimum salary are carried out directly by the technical personnel of the Plant, displaced from their tasks for compliance with these administrative activities;

- The contract signing for the supply of spare parts recommended by Siemens, still pending approval.

- It is also noteworthy, as in The Aparecida UTE, the deficient control of people access through the plant's ordinance. We observed that the identification document of only one member of the team of professionals who was visiting the unit was requested, and no identification badge was provided to any person.

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48

UTE Cristiano Rocha (RAESA) | UTE Manauara | UTE Ponta Negra | UTE Tambaqui and UTE Jaraqui

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Complex PIEs

Important Notes	10
Overview of AmGT	13
UHE Balbina	17
UTE Aparecida	30
UTE Mauá 3	40
Complex PIEs	49
Complex Small Cities	56
Conclusion and Recommendations	69

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UTE Cristiano Rocha (RAESA) | UTE Manauara | UTE Ponta Negra | UTE Tambaqui and UTE Jaraqui

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Complex PIEs | UTE Cristiano Rocha (RAESA)

Maintenance:

- Implementation of the IBM-Max maintenance management system is underway.
- The forecast of UGs stops for maintenance scheduled in 2019 and in the last two years prior to the expected date for reversal of assets to **AmGT**.
- From 2019 to 2025, the amount of maintenance per type in each equipment
- The codes used in the tables mentioned above correspond to the following equipment:

Code	Equipment
S011	Engine
S021	Engine
S031	Engine
S041	Engine
S051	Engine
S011-G01	Generator
S021-G02	Generator
S031-G03	Generator
S041-G04	Generator
S051-G05	Generator
QBB011-D001	Lubricating oil separator
QBB021-D001	Lubricating oil separator
QBB031-D001	Lubricating oil separator
QBB041-D001	Lubricating oil separator
QBB051-D001	Lubricating oil separator
PBB901-D102 BJJ901	Fuel oil separator
PBB901-D0202 BJJ902	Fuel oil separator
PBB902-D102 BJJ904	Fuel oil separator
PBB902-D0202 BJJ905	Fuel oil separator
TSA901 - D001	Start Air Compressor
TSA902 -D001	Start Air Compressor
TSA903 -D001	Start Air Compressor
TCA902	Instrumentation air compressor
TCA904 (Atlas Copco)	Instrumentation air compressor
TCA903	Instrumentation air compressor
ZBA901	Gas air compressor
ZBA902	Gas air compressor
ZBA903	Gas air compressor

Project Amazonas GT - Due Diligence Executive Summary 50

UTE Cristiano Rocha (RAESA) | UTE Manauara | UTE Ponta Negra | UTE Tambaqui and UTE Jaraqui

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Complex PIEs | UTE Cristiano Rocha (RAESA)

Maintenance:

- According to informed by the key staff of the UTE during the interviews, the Scheduled Maintenance Plan is strictly met, which is facilitated by the existence of a reserve UG.

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51

UTE Cristiano Rocha (RAESA) | UTE Manauara | UTE Ponta Negra | UTE Tambaqui and UTE Jaraqui

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Complex PIEs | UTE Manauara

Maintenance:

- The forecast of stops of the generating units for scheduled maintenance in the period 2019-2025 is shown in the following table:

Type of Maintenance	NUMBER OF MAINTENANCES 2019-2025							
	2019	2020	2021	2022	2023	2024	2025	TOTAL
2K	5	5	4	9	2	5	0	32
3K	6	5	5	2	5	7	1	36
4K	5	5	6	1	7	5	4	40
6K	0	2	5	3	5	1	3	23
84K	3	0	0	0	0	0	0	5
90K+96K	2	3	0	0	0	0	0	5
108K	0	0	0	5	0	0	0	5
120K+126K	0	0	0	0	1	4	0	5
TOTAL	**21**	**20**	**20**	**20**	**20**	**22**	**8**	**151**

- According to informed by the key staff of the UTE during the interviews, the Scheduled Maintenance Plan is strictly met, which is facilitated by the existence of a reserve UG.

- It is verified that the planning of maintenance interventions remains constant until 2025, when the reversal of assets to **AmGT** will occur.

Project Amazonas GT - Due Diligence Executive Summary 52

UTE Cristiano Rocha (RAESA) | UTE Manauara | UTE Ponta Negra | UTE Tambaqui and UTE Jaraqui

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Complex PIEs | UTE Ponta Negra

Maintenance:

- The forecast of stops of the generating units for scheduled maintenance in the period 2020-2024 is shown in the following table:

YEAR	ENGINE MAINTENANCE			
	DATE	GG	MAINTENANCE -SCOPE	HOURMETER
2020	08/01/2020	GG01	90k + 12k + 18k + 48k	95628
2020	20/04/2020	GG02	90k + 12k + 18k	96139
2020	05/06/2020	GG03	90k + 12k + 18k + 48k	91300
2021	03/01/2021	GG04	90k + 12k + 18k	97791
2021	15/03/2021	GG05	90k + 12k + 18k	92593
2022	10/04/2022	GG01	12k + 18k + 24k + 36k	112428
2022	12/07/2022	GG02	12k + 18k + 24k + 36k + 48k	114139
2022	13/08/2022	GG05	12k + 18k + 24k + 36k + 48k	101911
2023	03/06/2023	GG03	12k + 18k + 24k + 36k	109300
2023	10/06/2023	GG04	12k + 18k + 24k + 36k + 48k	114591
2024	09/09/2024	GG01	12k + 18k	130428
2024	01/10/2024	GG02	12k + 18k	132139

- According to informed by the key staff of the UTE during the interviews, the Scheduled Maintenance Plan is strictly met, which is facilitated by the existence of a reserve UG.

- It is verified that the planning of maintenance interventions remains constant throughout the period until 2025, when the reversal of assets to **AmGT** will occur.

Project Amazonas GT - Due Diligence Executive Summary

53

UTE Cristiano Rocha (RAESA) | UTE Manauara | UTE Ponta Negra | UTE Tambaqui and UTE Jaraqui

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Complex PIEs | UTE Tambaqui and UTE Jaraqui

Maintenance:

- By imposition of contracts no. OC-1815/2005 and OC-1816/2005 signed with Manaus Energia S.A., amazonas energia, and transferred to **AmGT**, the Tambaqui and Jaraqui UTEs are obliged to maintain, permanently, the equipment and facilities of the UTEs, as well as the equipment connecting to the electrical system in perfect operating and conservation conditions, providing adequate stock of spare parts, technical and administrative personnel, own or third parties, legally qualified and in sufficient number to ensure the regularity, efficiency, safety and quality of power generation. They are also responsible for water harvesting and removal and final disposal of UTEs waste in accordance with current environmental and safety standards.
- UTE Jaraqui's Man -B&W OCA1 unit is out of operation due to shaft failure. Units 03, 05, 06, 10, 15, 17 and 19 (Gas) are also out of operation, awaiting engine replacement.
- According to information obtained from the professionals of the Tambaqui and Jaraqui UTEs, the programming of the amount of interventions by type of maintenance in GE Jenbacher engines, referring to the period between 2019 and 2025 (year for reversal of assets for **AmGT**), is indicated in the following tables.

Maintenance Type	New Engines - Tambaqui (number of interventions/year)						
	2019	2020	2021	2022	2023	2024	2025
2.000 Hours	3	51	75	80	75	80	25
5.000 Hours	0	15	16	21	21	21	3
10.000 Hours	0	2	16	4	1	0	0
20.000 Hours	0	0	2	16	3	2	0
30.000 Hours	0	0	0	0	16	4	3
40.000 Hours	0	0	0	0	0	13	5
60.000 H (Replac. Engines)	8	11	4	0	0	0	0
Lubricant oil replacement	1	36	55	68	66	69	22
Candle Replacement	4	72	110	136	132	138	38

Maintenance Type	New Engines - Jaraqui (number of interventions/year)						
	2019	2020	2021	2022	2023	2024	2025
2.000 Hours	13	61	80	80	80	80	26
5.000 Hours	0	19	21	21	21	21	2
10.000 Hours	0	11	7	5	0	0	0
20.000 Hours	0	0	8	10	5	0	0
30.000 Hours	0	0	0	5	13	5	0
40.000 Hours	0	0	0	0	0	19	0
60.000 Hours	8	11	4	0	0	0	0
Lubricant oil replacement	7	49	63	67	65	68	22
Candle Replacement	19	98	126	134	130	136	38

Project Amazonas GT - Due Diligence Executive Summary

54

UTE Cristiano Rocha (RAESA) | UTE Manauara | UTE Ponta Negra | UTE Tambaqui and UTE Jaraqui

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Complex PIEs | UTE Tambaqui and UTE Jaraqui

Maintenance:

Maintenance Type	Old Engines - Tambaqui (number of interventions/year)		
	2019	2020	2021
2.000 Hours	31	16	6
6.000 Hours	14	15	1
10.000 Hours	7	9	1
20.000 Hours	1	1	0
30.000 Hourss	1	0	1
Lubricant oil replacement	34	29	7
Candle Replacement	68	56	2

Maintenance Type	Old Engines - Jaraqui (number of interventions/year)		
	2019	2020	2021
2.000 Hours	24	16	4
5.000 Hours	14	4	0
10.000 Hours	2	2	0
20.000 Hours	0	4	0
30.000 Hourss	0	0	2
Lubricant oil replacement	29	18	3
Candle Replacement	56	34	8

- It is noteworthy that no data were made available regarding the maintenance schedules of MAN B&W engines.
- It was informed that there is a contract already signed, with validity until 2025, comprising the supply of parts and provision of large maintenance services. The smallest maintenance services are carried out by its own staff of the.

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55

Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities

Important Notes	10
Overview of AmGT	13
UHE Balbina	17
UTE Aparecida	30
UTE Mauá 3	40
Complex PIEs	49
Complex Small Cities	56
Conclusion and Recommendations	69

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56

Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities | Operational Context

The grouping Usinas do Interior da Amazonas Geração e Transmissão (**AmGT**), comprises the UTE Anamã, Anori, Caapiranga and Codajás, transferred from the distributor Amazonas Energia (AmE) to **AmGT** when the process of deverticalization of AmE and the assignment of the natural gas supply contract no. 1902/2006.

By installed power, the plants are the object of registration in ANEEL, as a concession. They provide energy in isolated systems, in the municipalities of the same name, and the energy produced sold to AmE, through the Energy Purchase and Sale Agreement (CCVE).

UTE Caapiranga
Lago
Lago Arara
Lago Anamã
UTE Anamã
UTE Anori
Lago Caviano
UTE Codajás
Lago Caviano
Lago Beruri
© 2018 Google
Image Landsat / Copernicus
Google Earth

Project Amazonas GT - Due Diligence Executive Summary 57

Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities | UTE Anamã

Description

UTE Anamã was installed in the municipality of the same name, in the State of Amazonas, assembled by Guascor, entering commercial operation on 11/29/2013.

The plant consists of 05 natural gas-powered engines, Guascor Model SFGLD-360, with 450 KW power each, nominal rotation of 1,200 rpm and 12 v-cylinders. 05 generators are installed, with rated power of 432 KW each, three-phase, 60 Hz, output voltage 440 V , power factor (0.8), manufactured by Guascor.

Access to the UTE is precarious, approximately 5 km from the city center, by river way, being used an aluminum dinghy owned by the distributor. Navigation is difficult at night and cannot be done during the thunderstorms, when it is common that there is no change of shift of operators at night.

Property security has surveillance service only at night. Cleaning and conservation services are possible.

The supply of water for personal use and equipment has an artesian well and a high reservoir of 5,000 liters, which allows approximately 5 days autonomy.

There are fire extinguishers in quantity only enough for small interventions, but there is no reservoir fire system and pumps for larger events.

Operation

According to information obtained, the plant is generating reactive to supply to the distribution network, whose power factor is low. This fact, in addition to the current load of the distribution itself, contributes to the maximum verified demand exceeding the installed capacity of the UTE. Occurrences in feeders, frequent, usually cause shutdowns of generator sets.

All operation activities of the UTE and the local Substation (machine departure and stopstation, frequency control, demand adjustment, maneuvers in SE, etc.) are attributed to plant operators directly without supervision of the Distributor's Operation Center . The operation monitors and inspects generator sets, locally and remotely (control room), and is also responsible for the supervision of two SE feeders.

Project Amazonas GT - Due Diligence Executive Summary 58

Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities | UTE Anamã

Maintenance:

There is no history of major interventions at the plant. The plant does not have files, day-to-day documents relating to operation and maintenance and its histories are filed with the distributor's agency. Generator sets manuals are available at the plant for consultation.

In terms of the maintenance and conservation of UGs, the following table informs the conditions verified in May/2018, raised by **AmGT**:

Unit	Start Operation	Technical Diagnosis	Recommended Actions
AMGMG-01	11/29/2013	Units in good working condition	Acquire Guascor Parts for preventive maintenance R1 and R2 or hire specialized company to supply preventive and corrective maintenance parts and services in generator sets.
AMGMG-02		There are delays of maintenance R1 and R2 by the number of hours of operation.	
AMGMG-03		There is an urgent need to perform maintenance in electric generators, as preventive interventions were performed.	
AMGMG-04		Lack of spare parts and inputs for maintenance execution.	
AMGMG-05			

Specific Point of Attention

According to the survey conducted by **AmGT**, the following are the points of attention:

- Adequacy of gas supply facilities: access to general registration, odorization of gas, among others;
- Need for adequacy of transport services for access to the plant;
- Undertake urgent joint studies with AmE to solve the issue (installed power and generated energy) x (distributor demand).

Project Amazonas GT - Due Diligence Executive Summary 59

Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities | UTE Anori

Description

UTE Anori was installed in the municipality of Anori/AM, assembled by Guascor, entering commercial operation on 12/20/2013.

The installed power of the UTE is 4570 kW, with five Guascor engines (950 kW each), with Leroy Somer Partner generators, unit power 1310 kVA, rated power 914 kW, power factor 0.8, three-phases, 60 Hz, 1800 rpm, 440 V.

The UTE is installed 2.5 miles from the city centre. There is no asset security (vigilantes) in the day time.

Operation

The UTE is operated in four shifts, also attending the operation of the SE. There is no communication with AME's Operating Center. Operative decisions are made by the operator, with possible communication/consent of the distributor's local agent.

Demand in May 2018 reached 2590 kW. There is no measurement of the energy generated.

No gas detector is available for operation; the gas is not odorized.

The operating room has poor air conditioning, as well as spare parts and components storage.

Other attention points raised by **AmGT** are below related:

- Recurrence of abnormalities that force replacement needs for spark plugs;
- Lack of operation of gas flowmeters;
- Gas engine No. 04 out of operation due to lack of candle rule;
- Lack of inputs for maintenance of the artesian well;
- Lack of temperature monitoring of gas engine bearings;
- Occurrence of venomous animals in the UTE area;

Project Amazonas GT - Due Diligence Executive Summary 60

Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities | UTE Anori

Maintenance:

The upper part of the exhausts are corrosion in the weld cord zone affected by the exhaust temperature, causing separation of the upper section of the chimney body. One of the exhaust chimneys was found.

Occurrence in the UTE during **Eletronorte**'s visit showed precarious conditions of the control system, comprising control module and energy source, among others. It was also verified the password dependency held by the manufacturer's technician to access the software of the control module.

The following table contains the evaluation made in May/2018 by **AmGT**:

Unit	Start Operation	Technical Diagnosis	Recommended Actions
AIGMG-01		Units in good working condition	
AIGMG-02		There are delays of maintenance R1 and R2 by the number of hours of operation.	Acquire Guascor Parts for preventive maintenance R1 and R2 or hire specialized company to supply preventive and corrective maintenance parts and services in generator sets.
AIGMG-03	12/20/2013	There is an urgent need to perform maintenance in electric generators, as preventive interventions were performed.	
AIGMG-04		Lack of spare parts and inputs for maintenance execution.	
AIGMG-05		The AIGM-04 is out of operation, waiting for candle ruler for replacement and normalization of the cooling fan for availability.	

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Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities | UTE Caapiranga

Description

In commercial operation since 11/28/2013, the UTE Caapiranga is installed in the municipality of Caapiranga/AM, providing energy to the local isolated system, through a contract with the distributor.

The plant consists of 05 natural gas-powered GUASCOR engines, Model SFGLD-360, with 450 KW power, nominal rotation of 1,200 rpm and 12 v-cylinders. Generators are manufactured Leroy Somer Partner, three-phase, 60 Hz, 440 V, rated power of 432 KW , power factor 0.8.

There are no asset security services during the day time period. There are no contracted conservation and cleaning services.

Firefighting features comprise only portable fire extinguishers, there is no robust system, suitable for the needs of the thermoelectric plant.

The water supply for personal use and for the generation process is done by means of an artesian well, with a reservoir of 5 m3, sufficient for the needs of 5 days of operation, approximately. There is no water treatment process for industrial use.

Operation

The operation of the plant comprises the operation of the UTE itself and the operation of the Substation, comprising the elevator transformers and two distribution feeders. The occurrences in feeders are frequent and, in general, cause the shutdown of generator sets. Similarly, occurrences involving the shutdown of a UG also cause the other units to be shut down in operation.

Operators assume operation activities that extrapolate regular generation company responsibilities, also operating local distributor facilities at SE.

Natural gas fuel leak alarms per generating unit are installed in the control room. In the case of leaks, it is possible to individually isolate the engines, as well as the general blocking of the gas supply barrel. There is also a second option to lock in CIGÁS's conditioning unit at the plant's facilities, the access of which is allowed to UTE operators in case of emergency.

Demand in May/2018 was 1508 kW. No up-to-date information on maximum demand was obtained.

Project Amazonas GT - Due Diligence Executive Summary 62

Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities | UTE Caapiranga

Maintenance:

The plant does not have O&M files, manuals, diagrams and routines, as well as any registration relating to the operation and maintenance of equipment. Records and documents generated on a day-to-day basis are probably filed with the distributor.

During inspection carried out by **AmGT**, spare parts were found for small interventions (filters, nobreaks batteries, complete sets of sails, candle cables, bearings, sensors, 02 turbines and various smaller items), without control records.

The UTE has its own maintenance space at the plant, but there are no tools in the plant.

The conditions diagnosed by the **AmGT** in relation to UGs are summarized in the following table.

Unit	Start Operation	Technical Diagnosis	Recommended Actions
CAGMG-01	11/28/2013	Units in good working condition	Acquire Guascor Parts for preventive maintenance R1 and R2 or hire specialized company to supply preventive and corrective maintenance parts and services in generator sets.
CAGMG-02		There are delays of maintenance R1 and R2 by the number of hours of operation.	
CAGMG-03		There is an urgent need to perform maintenance in electric generators, as preventive interventions were performed.	
CAGMG-04		Lack of spare parts and inputs for maintenance execution.	
CAGMG-05			

Project Amazonas GT - Due Diligence Executive Summary 63

Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities | UTE Codojás

Description

UTE Codajás is installed in the municipality of the same name in the State of Amazonas, supplying energy to the isolated local system through CCVE with the distributor AmE. Commercial operations entered into commercial operation on 11/29/2013.

Six generating units are installed, with 950 kW engines, 1800 rpm, Guascor manufacturing, Model SFGM560, which trigger three-phase electrical generators manufacturing Leroy Somer Partner, 1310 kVA, rated power 914 kW, 440 V, 60 Hz, power factor 0.8.

The firefighting system has only portable fire extinguishers, for occurrences of a minor, insufficient for thermal generation activities. There is a fire department located approximately 9 km from the plant.

It has an artesian well, with no systematic cleaning and maintenance process, and storage reservoir. There is a deficiency in the rain drainage system, which has the waters on the plant's own land.

The lubricant storage, handling and disposal process requires adjustments.

The conservation conditions of the engine room, operating room, external area and access are good, through contracted services. The acoustic insulation conditions of the operating room are not sufficient.

Property surveillance is present only at night.

Operation

The UTE and its substation are operated by the local team, which requires adequacy, in shifts covering 24 hours/day. The operation is carried out locally and/or remotely from the operating room. The activities of the operation also include the operation of the terminal equipment of the three existing distribution feeders, without operational agreement between **AmGT** and AmE that formalize the procedures.

The existing telecommunications system is precarious and insufficient for the needs of the operation.

The gas lock valve is located inside CIGÁS station, making it impossible for UTE operators to access in the event of an emergency.

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Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities| UTE Codojás

Maintenance

Maintenance procedures were being performed according to the manufacturer's maintenance plan, comprising preventive maintenance based on operating hours and corrective maintenance. No evidence of preventive maintenance was identified in the generators.

There is no workshop installed, although there is room for this. There is a storage room for spare parts and components, without proper air conditioning. Parts inventory is not sufficient for maintenance/operation activities.

The following table summarizes the technical conditions when performing the survey by **AmGT**:

Unit	Start Operation	Technical Diagnosis	Technical Diagnosis
CDGMG-01	11/29/2013	Units in good operating conditions.	Acquire Guascor Parts for preventive maintenance R1 and R2 or hire specialized company to supply preventive and corrective maintenance parts and services in generator sets.
CDGMG-02		There are delays of maintenance R1 and R2 by the number of hours of operation.	
CDGMG-03		There is an urgent need to perform maintenance in electric generators, as it has not been targets of preventive interventions.	
CDGMG-04		Lack of spare parts and inputs for maintenance execution.	
CDGMG-05 CDGMG-06		Forecast in contract for maintenance R1 e R2 of the gas engine of cdgmg-04, CDGMG-05 and CDGMG-06	

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Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities | UTE Codojás

Specific Attention Points

- Lack of drainage for rainwater runoff, because the channels are not adequate and the drainage well unloads water in the plant area itself because there are no external flow channels.
- Artesian well has not been cleaned since 2010 committing to contamination.
- Insufficiency of lighting in the machine room and external area of the plant.
- Lack of soundproofing in the operating room and low light.
- Dead radiophony system.
- Need for cleaning in the gas supply area.
- Lack of emergency plan throughout the plant installation and cigás system.
- Inadequate storage of new and used lubricating oil, suffering time action.
- Lack of emergency lamps in the plant and operating room.
- Lack of flashlights for operators.
- Presence of wild animals and venomous animals in the plant's facilities.
- Lack of preventive maintenance programming in generators.

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Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities | Points of Attention

The following points of attention apply to all the plants contemplated in this Report, according to a survey conducted by **AmGT**:

- Structure maintenance process by supplying you with necessary resources for the preventive and corrective maintenance needs of the plants;
- Establish operational agreement between **AmGT** and AmE to govern the operation of UTE in the isolated system covering the 24 hours of the day, also establishing operational procedures for SE and feeders and responsibilities of the parties;
- Adapt UTE team and operation process;
- Adapt fire protection system and provide local firefighting training for operators;
- Acquire and provide gas detectors for operators and maintainers;
- Acquire and maintain a sufficient inventory of parts and inputs for generator sets and auxiliary systems for power plant;
- Structure water treatment process used in gas engines;
- Adapt air conditioning and noise muffling of operating rooms;
- Arrange/request odorization of supplied fuel gas;
- Structure O&M training process;
- Need for adequacy of telecommunications system (voice and data) between the UTE, the local agencies and Operation Center of the distributor and the agencies of **AmGT**;
- Adapt process for lubricating oil disposal;
- Adapt asset security process (daytime shift surveillance). Consider installing supervision by cameras and full surrounding of the land (where non-existent);
- Update and/or deploy ITOs, ITMs and PMPs;
- Deploy power measurement for generator sets;
- Adapt lighting of external areas and UTE machine rooms, including emergency lighting systems;
- Revitalization of painting of the facades and installations of the plants where necessary;
- Structure process for maintenance of Artesian Wells;
- Adjust the air conditioning of spare parts and component deposits;
- Adapt cleaning and conservation process of plant areas and buildings.

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Operational Context | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codojás | Points of Attention | Main Measures Adopted

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Complex Small Cities | Main Measures Adopted (Aug/2019)

The corrective actions for short and medium-term execution adopted by **AmGT** include:

- On 07/18/19, he signed with Guascor do Brasil, which aims to supply parts for corrective maintenance for the 21 engines of the plants, in the amount of R$ 4,996,042.72;

- Contract signed on 07/26/2019, with Guascor, for preventive and corrective maintenance, including 18 maintenance of type R2, of the generating units of UTE's Anamã, Anori, Caapiranga and Codajás, with a schedule of two years, approximate value of R $ 23 million;

- Request to Amazonas Energia to regularize the electrical system of the locations served by the interior and expansion of the generation, aiming at:

  a) Power factor correction to avoid excessive generation of reactives with impacts on the continuity of supply (due to protection system performances);
  b) Improved operational flexibility of feeders;
  c) Balancing the load between feeder phases;
  d) Meeting increased demand for localities;

- Implementation of data communication link for the four plants - forecast: August/2019

- Obtaining AVCB for the plants, comprising:

  a) Hiring company to prepare executive project for the fire fighting system. Forecast: September/2019;
  b) Approval of the projects with CBMAM. Forecast: April/2020;
  c) Hiring company to implement the fire fighting system. Forecast: September/2020, with implementation until January/2021;
  d) Obtaining AVCB. Forecast: April/2021.

- Rent of two generator sets of 1300 kW each of the company Aggreko and installation in UTE Codajás, additional to the six generator sets that are in operation of August 1, 2019. Forecast: August/2019;

- Request for regularization of the act of concession of the UTE Codajás, registration for authorization (≥5MW);

- Signing of Operational Agreement with Amazonas Energia related to the service of the plants in the interior. Forecast: August/2019.

Project Amazonas GT - Due Diligence Executive Summary 68

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Conclusion and Recommendations

Important Notes	10
Overview of AmGT	13
UHE Balbina	17
UTE Aparecida	30
UTE Mauá 3	40
Complex PIEs	49
Complex Small Cities	56
Conclusion and Recommendations	69

Project Amazonas GT - Due Diligence Executive Summary 69

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Conclusion and Recommendations | *Due Diligence* Technical-Operational

For the Balbina UHE plants, UTE Aparecida and UTE Mauá 3, given the information and documents received during and after the meetings and visits carried out to the facilities in question during the period from 05/13/19 to 05/28/19, it can be concluded that, except for the points of attention mentioned in this Report, these plants are in satisfactory conditions of operation and maintenance, if maintained and executed the recommended actions and processes of plant management.

For UTEs Cristiano Rocha, Manauara and Ponta Negra, it is evaluated that the current apparent conditions of conservation of the units are satisfactory, although no information on test results and maintenance has been obtained. It is concluded that the PIE has been fulfilling its contractual obligations, having sufficient and sufficient resources to maintain and maintain the plant properly until the reversal of assets at the end of the contract, delivering it under operational conditions, if maintained to current form of management.

For the Tambaqui and Jaraqui UTEs, taking into account what was observed during the visit to the UTEs facilities, it can be concluded that the conditions for the conservation of their facilities and equipment are not satisfactory. Compliance with the contractual obligations of the two UTEs comprises the delivery of 120 MW, regardless of the individual quantity each UTE delivered, according to tacit agreement with **AmGT**. Even so, there is a failure to supply the contracted energy since 2018 due to forced unavailability of UGs in The Jaraqui UTE.

The actions to solve the issue are ongoing, comprising engine replacement of the failed units and/or alternative generation in liquid fuel units (in this case, depending on cost x benefit study). Data on the schedules of MAN B&W engines were not available, as well as reports with the results of maintenance.

It is therefore evaluated that PIE Breitener has only partially fulfilled its contractual obligations, requiring special attention to the execution of actions and making available resources necessary to recover the generation capacity required in contract. It is recommended that these actions should be part of the management routine to maintain and maintain plants properly in order to deliver them under operating conditions when reversing assets at the end of the contract.

Project Amazonas GT - Due Diligence Executive Summary 70

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Due Diligence On Land Use

Projeto Amazonas GT - Due Diligence Executive Summary

Objective

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Objective

Objective	72
Due Diligence	74

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Objective

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Objective

Deloitte Touche Thomatsu Consultores Ltda. or Deloitte Consultores, was hired by Centrais Elétricas do Norte do Brasil S.A. – **Eletronorte** with main objective support management decisions in relation to Amazônia Geração e Transmissão S.A. – **Amazonas GT** assets.

In this stage the Due-Diligence – On Land use, the main objective is introduce to **Eletronorte**, one management overview about the situation on land use to **AmGT** assets.

Was planned in this activity, technical visit, analyses and validation on quality and adherence to documentation in relation with the **AmGT** installations.

Scope

To present an overview of the current situation of **AmGT's** assets, it was agreed that Deloitte Consultores would be based on the documents made available and technical visits.

With all the documentation analyzed and technical visits performed, details related to:

- Adherence of information with the data collected in visits were verified;
- Invasion of ownership of the Plants;
- Delimitation of the areas;
- Land dismemberment;
- Property Certificates; and
- Book Values.

Technical visits were carried out at the following facilities:

Capital Generation Itself:

- Balbina Hydroelectric Power Plant;
- Aparecida Thermoelectric Power Plant;
- Mauá III Thermoelectric Power Plant;
- Mauá Complex Thermal Power Plants - ELECTRON , BLOCKS I, III and IV(Disabled); and
- Central Warehouse (Japiim).

Own Inner Generation:

- Anamã Thermal Power Plant;
- Anori Thermoelectric Power Plant;
- Caapiranga Thermal Power Plant; and
- Codajás Thermoelectric Power Plant.

Independent Energy Producers (PIE):

- RAESA/Cristiano Rocha Thermoelectric Power Plant (UTE Cristiano Rocha);
- GERA AMAZONAS Thermoelectric Power Plant (UTE Ponta Negra);
- MANAUARA Thermoelectric Power Plant (UTE MANAUARA);
- BREITENER JARAQUI Thermoelectric Power Plant (UTE JARAQUI); e
- BREITENER TAMBAQUI Thermoelectric Power Plant (UTE TAMBAQUI).

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RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

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Due Diligence

Objective 72

Due Diligence 74

Project Amazonas GT - Due Diligence Executive Summary

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RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

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Due Diligence | RAESA

This Due Diligence On Land Use Report covers the Independent Energy Producer (PIE) – UTE Ponta Negra from Manaus, whose contract to buy and sell energy with Amazonas Generation and Transmission **AmGT** have on the reversal of assets to **AmGT** at the end of the contract in May 2025.

The Rio Amazonas Energia S.A. - RAESA, registered in CNPJ/MF no. 07.386.098/0001-06, based on Highway BR – 174, km 10, Lote 72, Gleba 01 of the property called Professor Frederico Veiga, located at coordinates 14º 45' 18" S e 57º 11' 40" W, Municipality of Manaus, State of Amazonas, was authorized by Authorization Resolution ANEEL no. 733, of 10/24/2006, to establish itself as Independent Producer of Electric Energy, through the implementation of the thermal generating plant called Cristiano Rocha.

The information contained in this Due Diligence was provided by PIE through documents sent by email, interviews with company representatives and visit to the Plant's facilities, held on 05/27/2019.

On this visit, technical inspection was carried out throughout the area of the plant's land accompanied by the local responsible, collecting photos and requesting documents. Below we list the documents made available by RAESA:

- Master Layout;
- Operating License;
- Cadastro Nacional da Pessoa Jurídica - CNPJ;
- Cadastro de Imóveis Rurais - CAFIR;
- Property Scripture;
- Imposto Sobre a Propriedade Territorial Rural – ITR;
- Licença de Operação – L.O; and
- Negative Certificate of Debts Related to Federal Taxes and Active Debt of the Rural Property Union;

Based on the documents received, technical inspection and interviews conducted, we discuss the land status of the property as follows:

- Property on behalf of Rio Amazonas Energia S.A., registered in CNPJ/MF no. 07.386.098/0001-06, registered of no. 2154 as described in the book deed 203, sheets 022/023;
- Value of the property evaluated and registered in deed in 2006 without area built in R$ 630,000.00;
- No signs of property invasions were found;
- No legal proceedings have been identified in the documents made available;
- There is no documentary information regarding the dismemberment of the area of the land of the power substation, as reported by RAESA. It is important to highlight the need for the dismemberment of the land, as it is currently used by the local Distributor; and
- Active cadastral situation on the date of 28/05/2019.

Property Data for consultation:

Plant: UTE Cristiano Rocha	**Registration:** 2154	**Tax:** 0000439672706
Address: Rodovia BR-174, km 10, lote 72, gleba 01		
Neighborhood: Zona Rural	**Zipe Code:** 69.090-000	**Situation:** Ativo
City: Manaus	**UF:** AM	**CNPJ/MF:** 07.386.098/0001 - 06
Land area: 31,7 há	**Book Value (R$):** -	
Note: There is no information on the amounts accounted, we did not have access to the accounting basis of PIE.		

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RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

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Due Diligence | Manauara

The Companhia Energética Manauara S.A., registered in CNPJ/MF no. 07.303.379/0002-39, based at km 10, of Highway AM 010, in the City of Manaus, with an area of 223,101.10 m² and perimeter of 2,794.44 mls, located to the coordinates latitude S - 2o 56′ 33,85″ and longitude W -300 00′ 51,22″, Municipality of Manaus, State of Amazonas, was authorized by Authorization Resolution ANEEL no. 608, de 06/13/2006, to establish itself as Independent Producer of Electric Energy, through the implementation of the thermoelectric generator plant called UTE Manauara.

The information contained in this Due Diligence was provided by PIE through documents sent by email, interviews with company representatives and visits to the Plant's facilities.

On this visit, technical inspection was carried out throughout the area of the plant's land accompanied by the local responsible, collected photos and the request for documents.

Below we list the documents made available by MANAUARA:

- Lower Plant of All Major - Main Lot;
- Location Plan;
- Lower Remnant Plant;
- Cadastro Nacional da Pessoa Jurídica - CNPJ;
- Imposto Predial e Territorial Urbano - IPTU;
- Operating License;
- Property Scripture;
- Positive Certificate With Negative Effects of Debts Related to Federal Taxes and Active Debt of the Union;
- Negative Certificate of Debts; and
- Negative Certificate of Municipal Tax Debts;

Based on the documents received, technical inspection and interviews conducted, we discuss the land status of the property as follows:

- Property on behalf of Companhia Energética Manauara S.A., registered CNPJ/MF no. 07.303.379/0002-39, registered of no. 27868 as described in the book 2 deed, fact sheet 01;

- Venal Value of the Land of R$ 3,902,962.00 as set out in IPTU 2019;

- No signs of property invasions were found;

- No legal proceedings have been identified in the documents made available;

- Active cadastral situation on the date of 10/31/2018;

- IPTU 2019 Paid;

- There is documentary information regarding the dismemberment of the land area as informed by MANAUARA. In the remaining lot is an area of 223,101.10m² and perimeter of 2,794.44mls, the information collected in the field is in accordance with the data contained in registration 27,868, where wecant desmuping no. 08932016 dated 15/04/2016, from registration no. 18,520. Walls were built to divide the land in the delimitation of the dismemberment mentioned; And

- There are no overdue debts released for Municipal Taxes;

Project Amazonas GT - Due Diligence Executive Summary 76

RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

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Due Diligence | Manauara

Property Data for consultation:

Field	Value
Plant:	UTE Manauara
Registration:	27.868
Tax:	396670
Address:	Estrada AM-010, Nº S/N, Complemento: KM 20
Neighborhood:	Área de Transição Urbana
Zipe Code:	690000-000
Situation:	Ativo
City:	Manaus
UF:	AM
CNPJ/MF:	07.303.379/0002 - 39
Land area:	Lote Remanescente: 223.101,10 m²
Book Value (R$):	-
Note:	There is no information on the amounts accounted, we did not have access to the accounting basis of PIE.

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RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

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Due Diligence | Breitener

The Breitener Jaraqui S.A., registered in CNPJ/MF no. 07.387.573/0001-69, based at Av. Torquato Tapajós, no. 10469, in the City of Manaus, with an area of 62,090.11 m², in the municipality of Manaus, State of Amazonas, was authorized by authorization resolution ANEEL no. 272 de 07/25/2005 e no. 594 de 05/30/2006 to establish itself as Independent Producer of Electric Energy, through the implementation of the thermal power generator called Jarteaqui.

The information contained in this Due Diligence was provided by PIE through documents sent by email, interviews with company representatives and visits to the Plant's facilities.

On this visit, technical inspection was carried out throughout the area of the plant's land accompanied by the local responsible, collected photos and the request for documents.

Below we list the documents made available by BREITENER:

- Installation Base Plant;
- Operating License;
- Cadastro Nacional da Pessoa Jurídica - CNPJ;
- Imposto Predial e Territorial Urbano - IPTU;
- Property Scripture;
- Positive Certificate With Negative Effects of Debts Related to Federal Taxes and Active Debt of the Union;
- Negative Certificate of Debts; and
- Negative Certificate of Municipal Tax Debts.

Based on the documents received, technical inspection and interviews conducted, we discuss the land status of the property as follows:

- Property on behalf of Breitener Energética S.A., registered in CNPJ/MF no. 04.816.991/0003-06, registered in of no. 17,780 as described in the book 2464, sheet 174;
- Value of the property evaluated and registered in deed in 2006 at R$ 4,500,000.00;
- No signs of property invasions were found;
- No legal proceedings have been identified in the documents made available;
- There is no information related to the dismemberment of the land;
- Active cadastral situation on the date of 05/29/2019.
- IPTU 2019 paid; and
- There is no debt in the Active Debt of the State of Amazonas;

Property Data for consultation:

Plant: UTE Jaraqui	**Registration:** 17.780	**Tax:** 415922
Address: Avenida Torquato Tapajós, 10469		
Neighborhood: Tarumã-Açu	**Zipe Code:** 69041-025	**Situation:** Ativo
City: Manaus	**UF:** AM	**CNPJ/MF:** 07.387.573/0001-69
Land area: 62.090,11 m²	**Book Value (R$):** -	
Note: There is no information on the amounts accounted, we did not have access to the accounting basis of PIE.		

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RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

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Due Diligence | Breitener

The Breitener Tambaqui S.A. , registered in CNPJ/MF no. 07.390.807/0001-27, based at Avenida Solimões, no. 2257, in the City of Manaus, with an area of 95,940.77 m², in the municipality of Manaus, State of Amazonas, was authorized by authorization resolution ANEEL no. 272 de 07/25/2005 e no. 594 de 05/30/2006 to establish itself as Independent Producer of Electric Energy, through the implementation of the thermal power plant called UTE Tambaqui.

The information contained in this Due Diligence was provided by PIE through documents sent by email, interviews with company representatives and visits to the Plant's facilities.

On this visit, technical inspection was carried out throughout the area of the plant's land accompanied by the local responsible, collecting photos and requesting documents.

Below we list the documents made available by BREITENER:

- Installation Base Plant;
- Operating License;
- Cadastro Nacional da Pessoa Jurídica - CNPJ;
- Imposto Predial e Territorial Urbano - IPTU;
- Property Scripture;
- Positive Certificate With Negative Effects of Debts Related to Federal Taxes and Active Debt of the Union;
- Negative Certificate of Labor Debts;
- Negative Certificate of Debts; and
- Negative Certificate of Municipal Tax Debts.

Based on the documents received, technical inspection and interviews conducted, we discuss the land status of the property as follows:

- Property on behalf of Breitener Energética S.A., registered in CNPJ/MF no. 04.816.991/0003-06, registered no. 346592 as described in the book 2463, sheet 060;
- Value of the property evaluated and registered in deed in 2005 at R$ 3,000,000.00;
- No signs of property invasions were found;
- No legal proceedings have been identified in the documents made available;
- There is no information related to the dismemberment of the land;
- Active cadastral situation on the date of 05/29/2019;
- IPTU 2019 paid; and
- There is no debt in the Active Debt of the State of Amazonas.

Property Data for consultation:

Plant: UTE Tambaqui	**Registration:** 346592	**Tax:** 000346592
Address: Avenida Solimões, 2257		
Neighborhood: Distrituo Indústrial II	**Zipe Code:** 69007-000	**Situation:** Ativo
City: Manaus	**UF:** AM	**CNPJ/MF:** 07.387.573/0001-69
Land area: 95.940,77 m²	**Book Value (R$):** -	
Note: There is no information on the amounts accounted, we did not have access to the accounting basis of PIE.		

Project Amazonas GT - Due Diligence Executive Summary 79

RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

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Due Diligence | GERA

The Geradora de Energia do Amazonas S.A., registered in CNPJ/MF no. 07.469.933/0001-71, is located on Estrada da Jonasa, Ponta do Ouvidor, located on the left merge of the Rio Negro, Ponta Negra District, Manaus Municipality, Amazonas State, with an area of 53,185.21m², was authorized by authorization resolution ANEEL no. 401, of 01/16/2006, to establish itself as Independent Producer of Electric Energy, through the implementation of the thermoelectric generating plant called UTE Ponta Negra.

The information contained in this Due Diligence was provided by PIE through documents sent by email, interviews with company representatives and visits to the Plant's facilities.

On this visit, technical inspection was carried out throughout the area of the plant's land accompanied by the local responsible, collected photos and the request for documents.

Below we list the documents made available by GERA:

- Lease of property and other disputes;
- Legal opinion regarding the legal provision of the mandatory requirement of PIE GERA acquire the ownership of the land where the UTE Ponta Negra is installed - Contract OC1821/2005; and
- Presentation on pie gera 13.06.2017 land made available by **AmGT**;

Based on the documents received, technical inspection and interviews conducted, we discuss the land status of the property as follows:

- As described in the lease of property and other disputes, the land is owned by Madereira Ponta Negra registered in CNPJ/MF under no. 04.560.769/0001-15.
- According to a document presented by **AmGT**, **annexed** to this Report, the Ponta Negra UTE is located on rental land, whose current monthly rental value is R$ 78,881.36, updated annually based on the IGPM.
- No signs of property invasions were found;
- No legal proceedings have been identified in the documents made available; and
- According to a lease agreement, clause 02, the property is in the process of dismembering the land, this process and its regularization is the responsibility of the Rental Company;

Property Data for consultation:

Plant:	Registration:	Tax:
UTE Ponta Negra	3311	-
Address:		
Estrada da Joanasa, Ponta do Ouvidor, situado na margem esquerda do Rio Negro		
Neighborhood:	**Zipe Code:**	**Situation:**
Distrito de Ponta Negra	-	-
City:	**UF:**	**CNPJ/MF:**
Manaus	AM	07.469.933/0001-71
Land area:	**Book Value (R$):**	
53.185,21 m²	-	
Note:		
There is no information on the amounts accounted, we did not have access to the accounting basis of PIE.		

Project Amazonas GT - Due Diligence Executive Summary

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RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Due Diligence | Almox. Central

The Central Warehouse of Japiim, belonging to Amazonas Geração e Transmissão S.A, registered in CNPJ/MF no. 17.957.780/0005-99, is located on Avenida Rodrigo Otávio, no. 00, Bairro do Japiim, Manaus Municipality, Amazonas State, with area of 1,575.00 m², this facility was acquired to receive and stock up all material used by Amazonas Geração e Transmissão S.A. in its activities.

The information contained in this Due Diligence was provided by **AmGT** through documents sent by email, interviews with company representatives and visits to warehouse facilities.

On this visit, technical inspection was carried out throughout the area of the plant's land accompanied by the local responsible, collected photos and the request for a document.

Below we list the documents made available by **AmGT**:

- Cadastro Nacional da Pessoa Jurídica - CNPJ;
- Property Scripture; and
- Full Installation Address;

Based on the documents received, technical inspection and interviews conducted, we discuss the land status of the property as follows:

- According to NT PRR – 005/2019 prepared by **AmGT** annexed to this Report, there are two properties on the ground, the largest of which is the Distributor, and the sheds on the less land transferred to **AmGT**;
- Base value of R$ 80,151.75 as contained in Boletim de Cadastro Imobiliário – BCI provided with the date of the last change on 02/10/2018;
- No signs of property invasions were found;
- No legal proceedings have been identified in the documents made available;
- There is documentary information regarding the dismemberment of the land area as informed by **AmGT** and constant bci, land dismembered from registration 115363 (we did not have access to this document) on 09/27/2007. Fences were built to divide the land in the delimitation of the dismemberment mentioned; and
- Active cadastral situation on the date of 02/10/2018.

Property Data for consultation:

Plant: Almoxarifado Central Japiim	**Registration:** 20.216	**Tax:** 412779
Address: Avenida Rodrigo Otávio, Nº 4214		
Neighborhood: Conjunto Residencial 31 de Março - Japiim	**Zipe Code:** 60.077-000	**Situation:** Ativo
City: Manaus	**UF:** AM	**CNPJ/MF:** 17.957.780/0005-99
Land area: 7.400,00 m²	**Book Value (R$):** -	
Note: There is no information on the amounts accounted.		

Project Amazonas GT - Due Diligence Executive Summary 81

RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Due Diligence | UHE Balbina

The Balbina Hydroelectric Power Plant, is a venture owned by Amazonas Geração e Transmissão S.A, registered in CNPJ/MF no. 17.957.780/0006-70, is located on Estrada AM 240, KM 72, Vila de Balbina, in the municipality of Presidente Figueiredo, with a total area of 10,344.90 Km², located in the municipalities of Novo Airão, Urucará, Silves and Itapiranga in the State of Amazonas.

The information contained in this Due Diligence was provided by **AmGT** through documents sent by email, interviews with company representatives and visits to the Plant's facilities.

On this visit, technical inspection was carried out throughout the area of the plant's land accompanied by the local responsible, collecting photos and requesting documents.

Below we list the documents made available by **AmGT**:

- Cadastro Nacional da Pessoa Jurídica - CNPJ;
- Negative Certificate of Securities Debts;
- Decree 85,898, of April 13, 1981, declaration of public utility, for expropriation purposes, land areas with improvements, necessary the formation of the Balbina Hydroelectric Power Plant Reservoir, of the Centrais Elétricas do Norte do Brasil S.A. **Eletronorte**, in the State of Amazonas;
- Low Installation Plant; and
- Proxy AmD - **AmGT**;

Based on the documents received, technical inspection and interviews conducted, we discuss the land status of the property as follows:

- According to NT PRR – 005/2019 item 6 prepared by **AmGT** annexed to this Report, all documentation relating to the property is owned by **Eletronorte**;

- During the interviews conducted with those responsible for the Plant, we were informed that there are property raids around Lake Balbina, and that the Instituto Nacional de Colonização e Reforma Agrária – INCRA issued a title of ownership for such invaders, and that there are also invasions on the islands that make up the lake, but the information obtained is that INCRA does not recognize these invasions, but we have not had access to the documentation confirming such possession of an area around the lake and the non-recognition by INCRA with respect to the islands;

- The residential area of Balbina, district of Presidente Figueiredo-AM, is divided by two Villages, Atroari with 854 housing units and Waimiri with 282 housing units as presented in the 2012 equity assessment report made available by the **AmGT**, and are segregated by Balbina Street. The village of Waimiri was built to be a permanent structure, while the Village of Atroari was built to be provisional during the construction of the Plant. According to information provided by **AmGT's** Production Board, most of Vila Waimiri's houses have a composting contract, so that there is regularity in the occupations, but no documentation was made available to support this information. With regard to Vila Atroari, the houses were donated to the Government of the State of Amazonas and to the Government of the State of Roraima in 1989, which went to the village and dismantled about 200 houses, but the Government of the State of Amazonas did not move , allowing several people to occupy these properties irregularly. With regard to Vila Atroari, the houses no longer belonged to **AmGT**, since they had already been donated, moreover, because of this population, the municipality of Presidente Figueiredo created the District of Balbina, which includes residential villages, therefore, in Vila Atroari, it is not up to **AmGT's** action. As for Vila Waimiri, there is a preparation of reintegration action, but which is conditioned to define the number of houses to be occupied by **AmGT**. Currently, the proposed number is 83 properties, concentrated, but there was no formal definition of this proposal, nor how would the relocation of residents between the houses, as reported by its Production Board;

Project Amazonas GT - Due Diligence Executive Summary 82

RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Due Diligence | UHE Balbina

- There is a work with the SPU, DPU, MPE, Mayor of Presidente Figueiredo and AMVIB (Associação de Moradores da Vila de Balbina) to carry out the dislocation and issuance of possession for the properties that would not remain with **AmGT**, but there are legal details that are still being Observed. The situation is complex on the legal side. On the other hand, with the area's unphoration, it is possible that AMVIB and the City of President Figueiredo occupy the areas and develop projects similar to Minha Casa, Minha Vida, as informed by its Production Board;

- We were informed that the local School is in the process of giving to the City of President Figueiredo, but no document was made available that proves such a process;

- There is no information related to the dismemberment of the land;

- No legal proceedings have been identified in the documents made available;

- There is no information regarding the active cadastral situation; and

- There is no information on the ITR.

Property Data for consultation:

Plant:	Registration:	Tax:
UHE Balbina	454	
Address:		
Estrada AM 240, KM 72		
Neighborhood:	**Zipe Code:**	**Situation:**
Vila de Balbina	69.735-000	Ativo
City:	**UF:**	**CNPJ/MF:**
Presidente Figueiredo	AM	17.957.780/0006 - 70
Land area:	**Book Value (R$):**	
10.344,90 Km²	39.620.390,50	
Note:		

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83

RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Due Diligence | UTE Aparecida

The Usina Termelétrica de Aparecida, is a venture owned by Amazonas Geração e Transmissão S.A, registered in CNPJ/MF no. 17.957.780/0002-46, is located at Rua Wilkens de Matos, S/N, Aparecida District, in the municipality of Manaus, Amazonas State, with a total area of 33,444.38 m².

The information contained in this Due Diligence was provided by **AmGT** through documents sent by email, interviews with company representatives and visits to the Plant's facilities.

On this visit, technical inspection was carried out throughout the area of the plant's land accompanied by the local responsible, collected photos and the request for documents.

Below we list the documents made available by **AmGT**:

- Cadastro Nacional da Pessoa Jurídica - CNPJ;
- Installation Base Plant;
- Proxy AmD – **AmGT**;
- Imposto Predial e Territorial Urbano - IPTU; and
- Property Scripture;

Based on the documents received, technical inspection and interviews conducted, we discuss the land status of the property as follows:

- According to NT PRR – 005/2019 item 4 prepared by **AmGT** attached to this Report, the property is on behalf of Amazonas Distribuidora de Energia S/A, registered in CNPJ no. 02.341.467/0022-55 and pending transfer of ownership.

- Base value for calculating the IPTU 2019, is as follows:

  Registration 2008301 in the value of R$ 534,801.99;
  Registration 2008302 in the value of R$ 1,423,232.49;
  Registration 2008303 in the value of R$ 176,676.85;
  Registration 2008304 in the value of R$ 673,561.72;

- No signs of property invasions were found;

- No legal proceedings have been identified in the documents made available;

- There is no information related to the dismemberment of the land; and

- Active cadastral situation on the date of 10/02/2018.

Property Data for consultation:

Plant: UTE Aparecida	**Registration:** 18.282	**Tax:** 2008301/02/03/04
Address: Tua Wilkens de Matos, 89		
Neighborhood: Nossa Senhora Aparecida	**Zipe Code:** 69.010-420	**Situation:** Ativo
City: Manaus	**UF:** AM	**CNPJ/MF:** 17.957.780/0002-46
Land area: 34.173,056 m²	**Book Value (R$):** 964.232,59	
Note: Four unified lands with sequential IPTU No.		

Project Amazonas GT - Due Diligence Executive Summary 84

RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Due Diligence | UTE Mauá III

The Usina Termelétrica de Mauá III, is a venture owned by Amazonas Geração e Transmissão S.A, registered in CNPJ/MF no. 17.957.780/0007-50, is located on Avenida Solimões, no. 2067, Indústrial II District, in the municipality of Manaus, State of Amazonas, with a total area of 126,429.00 m².

The information contained in this Due Diligence was provided by **AmGT** through documents sent by email, interviews with company representatives and visits to the Plant's facilities.

On this visit, technical inspection was carried out throughout the area of the plant's land accompanied by the local responsible, collecting photos and requesting documents.

Below we list the documents made available by **AmGT**:

- Cadastro Nacional da Pessoa Jurídica - CNPJ;
- Installation Base Plant;
- Public Purchase and Sale Deed;
- Imposto Predial e Territorial Urbano - IPTU; e
- Property Scripture;

Based on the documents received, technical inspection and interviews conducted, we discuss the land status of the property as follows:

- According to NT PRR – 005/2019 item 2 prepared by **AmGT** attached to this Report, the property is on behalf of Amazonas Energia S.A, registered in CNPJ no. 02.341.467/0001-20 and the area of the mauá land has not yet been transferred to the Registry Office, Amazonas Energia, due to deverticalization issued power of attorney, giving ample powers for **AmGT** to carry out the transfer of the property;
- Base value for calculating the IPTU 2018 is R$ 720,604.44;
- No signs of property invasions were found;
- There is no information related to the dismemberment of the land;
- No legal proceedings have been identified in the documents made available;
- Active cadastral situation on the date of 02/10/2018; and
- Not information regarding discharge of IPTU 2019.

Property Data for consultation:

Field	Value
Plant:	UTE Mauá III
Registration:	10.431
Tax:	152380
Address:	Avenida Solimões, nº 2067
Neighborhood:	Distrito Indústrial II
Zipe Code:	69.007-004
Situation:	Ativo
City:	Manaus
UF:	AM
CNPJ/MF:	17.957.780/0007-50
Land area:	126.429,00 m²
Book Value (R$):	-
Note:	There is no information on the amounts accounted.

Project Amazonas GT - Due Diligence Executive Summary

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RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Due Diligence | UTE Mauá II

The Usina Termelétrica de Mauá II, is a venture owned by Amazonas Geração e Transmissão S.A, registered in CNPJ/MF no. 17.957.780/0003-26, is located on Avenida Solimões, s/n, Bairro Mauazinho, in the municipality of Manaus, State of Amazonas, with a total area of 152,454.88 m².

The information contained in this Due Diligence was provided by **AmGT** through documents sent by email, interviews with company representatives and visits to the Plant's facilities.

On this visit, technical inspection was carried out throughout the area of the plant's land accompanied by the local responsible, collecting photos and requesting documents.

Below we list the documents made available by **AmGT**:

- Cadastro Nacional da Pessoa Jurídica - CNPJ;
- Installation Base Plant;
- Proxy AmD – **AmGT**;
- Imposto Predial e Territorial Urbano - IPTU; and
- Property Scripture;

Based on the documents received, technical inspection and interviews conducted, we discuss the land status of the property as follows:

- According to NT PRR - 005/2019 item 3 drawn up by **AmGT annexed** to this Report, the property is on behalf of Amazonas Distribuidora de Energia S/A, registered in CNPJ no. 02.341.467/0022-55 and pending the transfer of ownership of the land and establish the composting of the area used by Amazonas Distribuidora (area of a substation of 69/13.8 kV - Substation MG);
- Base value for calculating the IPTU 2019 is R$ 7,277,107.55;
- No signs of property invasions were found;
- No legal proceedings have been identified in the documents made available;
- There is no information related to the dismemberment of the land;
- Active cadastral situation on the date of 02/10/2018; and
- Not information regarding discharge of IPTU 2019.

Property Data for consultation:

Plant: UTE Mauá II	**Registration:** 8.444	**Tax:** 2136914
Address: Avenida Solimões, S/N		
Neighborhood: Mauazinho	**Zipe Code:** 69.075-715	**Situation:** Ativo
City: Manaus	**UF:** AM	**CNPJ/MF:** 17.957.780/0003-26
Land area: 152.454,88 m²	**Book Value (R$):** 995.273,98	
Note: There is no information on the amounts accounted.		

Project Amazonas GT - Due Diligence Executive Summary

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RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

Fre… n – For readers' …ience only. Pleas… …rtuguese version.

Due Diligence | UTE Anamã

The land of the Anamã UTE totals an area of 21,000 m² donated by the City Hall of Anamã. The donation term was not delivered to **AmGT**, and the term and power of attorney of Amazonas Energia was requested for the purpose of regularization.

As agreed at a meeting held at the beginning of the work in Manaus on 13/05/2019, no visits were made to the facilities of this UTE, only interviews with **AmGT** staff whose attributions involve the administrative and technical management of the UTE.

The information described here in the PRR Technical Note – 005/2019 prepared by **AmGT**, **annexed** to this report, with the objective of describing the land situation owned by **AmGT**, land where the undertakings of the company and the situation of regularisation are located with the competent agency.

Project Amazonas GT - Due Diligence Executive Summary

87

RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

Free Translatio… …ers' conven… Please refer to Po… …rsion.

Due Diligence | UTE Anori

The land of The Anori UTE totals an area of 10,000 m² donated by the Municipality of Anori. The donation term was not delivered to **AmGT**, and the term and power of attorney of Amazonas Energia was requested for the purpose of regularization.

As agreed at a meeting held at the beginning of the work in Manaus on 13/05/2019, no visits were made to the facilities of this UTE, only interviews with **AmGT** staff whose attributions involve the administrative and technical management of the UTE.

The information described here in the PRR Technical Note – 005/2019 prepared by **AmGT**, **annexed** to this report, with the objective of describing the land situation owned by **AmGT**, land where the undertakings of the company and the situation of regularisation are located with the competent agency.

Project Amazonas GT - Due Diligence Executive Summary

88

RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

Free Translation – For reader's convenience only.
Please refer to Portuguese version

Due Diligence | UTE Caapiranga

The land of the Caapiranga UTE totals an area of 44,000 m² donated by the Municipality of Caapiranga. The donation term was not delivered to **AmGT**, and the term and power of attorney of Amazonas Energia was requested for the purpose of regularization.

As agreed at a meeting held at the beginning of the work in Manaus on 13/05/2019, no visits were made to the facilities of this UTE, only interviews with **AmGT** staff whose attributions involve the administrative and technical management of the UTE.

The information described here in the PRR Technical Note – 005/2019 prepared by **AmGT**, **annexed** to this report, with the objective of describing the land situation owned by **AmGT**, land where the undertakings of the company and the situation of regularisation are located with the competent agency.

Project Amazonas GT - Due Diligence Executive Summary 89

RAESA | Manauara | Breitener | GERA | Almox. Central | UHE Balbina | UTE Aparecida | UTE Mauá III | UTE Mauá II | UTE Anamã | UTE Anori | UTE Caapiranga | UTE Codajás

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Due Diligence | UTE Codajás

The land of The Codajás UTE totals an area of 40,672 m² donated by the Municipality of Codajás, according to the declaration of **Annex 14**. The land is located on the Ozias Monteiro Highway, s/n, 5 miles from the municipality's headquarters. So far the registration of the property by the company was not registered. The term of donation and power of attorney of Amazonas Energia was requested for the purpose of regularization.

As agreed at a meeting held at the beginning of the work in Manaus on 13/05/2019, no visits were made to the facilities of this UTE, only interviews with **AmGT** staff whose attributions involve the administrative and technical management of the UTE.

The information described here in the PRR Technical Note – 005/2019 prepared by **AmGT**, **annexed** to this report, with the objective of describing the land situation owned by **AmGT**, land where the undertakings of the company and the situation of regularisation are located with the competent agency.

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90

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Due Diligence Environmental

Projeto Amazonas GT - Due Diligence Executive Summary

Technical Team

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Introduction

Introduction	92
Risk Management	94
Environmental Conflicts and Regularizations	111
Records and Registrations	135
Final Considerations	137
Attachments	151

Project Amazonas GT - Due Diligence Executive Summary

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Technical Team

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Please refer to Portuguese version.

Introduction | Technical Team

In this report is presented the Environmental Assessment (Due Diligence), amazonas Generation and Transmission (**AmGT**), which includes the following aspects, as established in the document Hiring of Specialized Consulting for Evaluation of the Acquisition of Amazonas GT, provided by **Eletrobras** / **Eletronorte**:

- "Due Environmental Diligence: examination of environmental permits and their conditions relating to facilities, as well as administrative environmental proceedings and possible civil investigations and judicial proceedings, involving the facilities".

DELOITTE Consultores was hired by **Eletronorte** for the provision of Due Diligence, Valuation and Corporate Modeling services for the acquisition of all **Eletrobras** shares, in **AmGT**, **Eletronorte**.

Based on the understandings of the assets to be acquired by **Eletronorte**, evaluations of documents were carried out and technical visits were made to the main facilities of **AmGT**, also including some Independent Energy Producers (PIEs), located in Manaus /AM. These PIEs have an Electrical Power Supply Contract with **AmGT** and, as established, will be incorporated into **AmGT**'s operations in 2025. Some Thermoelectric plants located in the interior of the State of Amazonas were also evaluated, through some documents, but were not visited, through understanding between **Eletronorte**, **AmGT** and DELOITTE.

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Expenses and Investments
Emergency Risks and Actions

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Risk Management

Introduction	92
Risk Management	94
Environmental Conflicts and Regularizations	111
Records and Registrations	135
Final Considerations	137
Attachments	151

Project Amazonas GT - Due Diligence Executive Summary
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Expenses and Investments | Emergency Risks and Actions

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Risk Management| Expenses and Investments

Table 1 Forecast for the Acquisition of Materials and Services for 2019 of the Environment Advisory obtained on 08/22/2019.

Description of the Material / Service	Expected Value (R$)	Action	Hiring Justification
Collection services, transportation, final disposal of class I and II waste and compliance with environmental emergencies in the Amazon GT Unit (capital and small cities)	506.135,47 (Balance of the Eternal Contract in SAP + Bidding Process provided for in the RC for 2019 in progress)	Environment Advisory– PMA	Comply with the conditions contained in the Operating Licenses issued by the environmental agency, as well as in compliance with the laws dealing with Hazardous Solid Waste contained in laws nos. 12,035/2010 and 9605/98, Resolution CONAMA no. 362/05 and other current laws and standards and, as such obligation is liable to fines and other penalties.
Environmental monitoring services of atmospheric emissions, levels of environmental noise, analysis of liquid effluents from separator boxes and sanitary hydro in the enterprises of Amazonas Generation and Transmission of Energy for all Amazon GT Unit (capital and small cities)	165.825,00 (Maya Balance in SAP + Additive requested, in progress)	PMA	Meet the conditions in the Operating Licenses issued by the environmental agency.
Georeferencing services in the areas of the enterprises of Amazonas GT (capital and small cities)	31.500,00 (G&G Environmental Contract executed at SAP)	PMA	Meet the conditions existing in the Operating Licenses issued by the environmental agency and applicable legislation.
Sound pressure measurement and environmental vibration services around UTE Mauá 3.	98.000,00 (G&G balance at SAP in progress)	PMA	Meet the conditions existing in the Operating Licenses issued by the environmental agency and applicable legislation.
Specialized technical services and support in the activities of the Balbina Environmental Center and the licensing of the enterprises owned by Amazonas GT.	2.435.603,98 (Nelsonez Balance in SAP + Additive requested, in progress)	PMA	Meet the conditions existing in the Operating Licenses issued by the environmental agency and applicable legislation.
Supply, assembly and installation of anchoring of the coverage and repair of the Fire Fighting System of the Balbina Environmental Protection Center - C.P.A.B. and maintenance of two Type III Houses, owned by Amazonas GT, all located in balbina village - Presidente Figueiredo/AM.	2.942.214,96 (WV Balance in SAP + Additive requested, executed)	PAE (Trusteeship)	Meet the Emergency Action Plans - P.A.E.'s, approved by the Amazonas State Department of Culture - SEC/AM, and IPHAN - Institute of Historical Heritage and Artistic National, in order to avoid, respectively, the ruin and collapse of the C.P.A.B. and the degradation of the Archaeological Collection of the UHE-Balbina.

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Expenses and Investments | Emergency Risks and Actions

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Risk Management| Expenses and Investments

Table 1 Forecast for the Acquisition of Materials and Services for 2019 of the Environment Advisory obtained on 08/22/2019.

Description of the Material / Service	Expected Value (R$)	Action	Hiring Justification
Acquisition of fruits, vegetables, vegetables, vegetables and fish for the feeding of aquatic and terrestrial mammals and other wildlife animals held captives at the Center for preservation and research of Aquatic Mammals and Queloniums - CPPMQA.	1.118.425,16 (Balance Feitoza + Additive + New Bidding Process, executed)	PMA	Meet the conditions that exist in the Operating Licenses issued by the environmental agency and other applicable laws, aiming at the conservation of fauna and flora in the region affected by the construction of the Balbina Hydroelectric Plant.
Acquisition of compost and fertilizers.	14.882,00 (Risadinha Balance, executed at SAP)	CEPRAS - Wildlife Research and Rehabilitation Center	Meet environmental compensation for the construction of the Balbina UHE, as well as enforce the National Action Plan for the Conservation of Endangered Amazonian Aquatic Mammals
Extruded food acquisition (Feed).	35.110,00 (JBN balance in SAP, in progress)	CEPRAS - Wildlife Research and Rehabilitation Center	Meet environmental compensation for the construction of the Balbina UHE, as well as enforce the National Action Plan for the Conservation of Endangered Amazonian Aquatic Mammals
Acquisition of equipment necessary for basic structuring of the curatorship laboratory to be assembled in the village of Balbina in the municipality of Presidente Figueiredo - Am.	38.955,00 (Dadami Balance, executed at SAP)	PAE (Trusteeship)	Meet the Emergency Action Plans - P.A.E.'s, approved by the Amazonas State Department of Culture - SEC/AM, and IPHAN - Institute of Historical Heritage and Artistic National, in order to avoid, respectively, the ruin and collapse of the C.P.A.B. and the degradation of the Archaeological Collection of the UHE-Balbina.
Acquisition of furniture needed for basic structuring of the curatorship laboratory to be assembled in the village of Balbina in the municipality of Presidente Figueiredo /Amazonas.	32.691,80 (INA balance in SAP, in progress)	PAE (Trusteeship)	Meet the Emergency Action Plans - P.A.E.'s, approved by the Amazonas State Department of Culture - SEC/AM, and IPHAN - Institute of Historical Heritage and Artistic National, in order to avoid, respectively, the ruin and collapse of the C.P.A.B. and the degradation of the Archaeological Collection of the UHE-Balbina.

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Table 1 Forecast for the Acquisition of Materials and Services for 2019 of the Environment Advisory obtained on 08/22/2019.

Description of the Material / Service	Expected Value (R$)	Action	Hiring Justification
Acquisition of furniture needed for basic structuring of the curatorship laboratory to be assembled in the village of Balbina in the municipality of Presidente Figueiredo /Amazonas.	19.562,20 (JMF COMÉRCIO Balance in SAP, in progress)	PAE (Trusteeship)	Meet the Emergency Action Plans - P.A.E.'s, approved by the Amazonas State Department of Culture - SEC/AM, and IPHAN - Institute of Historical Heritage and Artistic National, in order to avoid, respectively, the ruin and collapse of the C.P.A.B. and the degradation of the Archaeological Collection of the UHE-Balbina.
Acquisition of furniture needed for basic structuring of the curatorship laboratory to be assembled in the village of Balbina in the municipality of Presidente Figueiredo /Amazonas.	5.810,83 (Magnata Balance in SAP, in progress)	PAE (Trusteeship)	Meet the Emergency Action Plans - P.A.E.'s, approved by the Amazonas State Department of Culture - SEC/AM, and IPHAN - Institute of Historical Heritage and Artistic National, in order to avoid, respectively, the ruin and collapse of the C.P.A.B. and the degradation of the Archaeological Collection of the UHE-Balbina.
Acquisition of furniture needed for basic structuring of the curatorship laboratory to be assembled in the village of Balbina in the municipality of Presidente Figueiredo /Amazonas.	9.252,00 (Movenorte Balance in SAP, in progress)	PAE (Trusteeship)	Meet the Emergency Action Plans - P.A.E.'s, approved by the Amazonas State Department of Culture - SEC/AM, and IPHAN - Institute of Historical Heritage and Artistic National, in order to avoid, respectively, the ruin and collapse of the C.P.A.B. and the degradation of the Archaeological Collection of the UHE-Balbina.
Services curated by the archaeological collection stored in the Balbina UHE Museum, to be carried out at the premises of AMAZONAS GT, in Vila Balbina, municipality of Presidente Figueiredo - AM	3.731.232,15 (Santos e Veiga Balance in SAP, in progress bidding)	PAE (Trusteeship)	Meet the Emergency Action Plans - P.A.E.'s, approved by the Amazonas State Department of Culture - SEC/AM, and IPHAN - Institute of Historical Heritage and Artistic National, in order to avoid, respectively, the ruin and collapse of the C.P.A.B. and the degradation of the Archaeological Collection of the UHE-Balbina.

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Table 1 Forecast for the Acquisition of Materials and Services for 2019 of the Environment Advisory obtained on 08/22/2019.

Description of the Material / Service	Expected Value (R$)	Action	Hiring Justification
Hematology laboratory services; Blood count complete with hematocrit; HEMATOLOGY: Platelet count and reticulocytes; HEMATOLOGY: Hematozoan research; HEMATOLOGY: Blood smear; BIOCHEMICAL SÉRICA: Lipids (cholesterol, triglycerides and total lipids); BIOCHEMISTRY: Proteins (albumin, globulin and total proteins); BIOCHEMICAL SÉRICA: Minerals (iron, calcium, phosphorus, magnesium, sodium and potassium); BIOCHEMICAL SÉRICA: Enzymes (ALP, AST, ALT, GGT, DHL, amylase and alkaline phosphatase); BIOCHEMICAL SÉRICA: Metabolites (urea, uric acid, glucose, creatinine and direct, indirect and total bilirubin); COPROPARASITOLOGY: direct, fluctuation and sedimentation; VIROLOGY: Rotavirus research in feces; BACTERIOLOGY: Hemoculture.	40.386,00 (CAD balance in SAP, in progress bidding)	CEPRAS - Wildlife Research and Rehabilitation Center Reintroduction Project	Meet environmental compensation for the construction of the Balbina UHE, as well as enforce the National Action Plan for the Conservation of Endangered Amazonian Aquatic Mammals
Acquisition of laboratory material necessary for the collection of biological samples of manatee kept in captivity at the Center for Research and Rehabilitation of Wild Animals (CEPRAS) of Amazonas Generation and Transmission of Energy S.A. (Amazonas GT).	R$ 7.991,36 (Balance Foreseen in SAP, in progress bidding)	CEPRAS - Wildlife Research and Rehabilitation Center Reintroduction Project	Meet environmental compensation for the construction of the Balbina UHE, as well as enforce the National Action Plan for the Conservation of Endangered Amazonian Aquatic Mammals
Recovery service of Degraded areas (PRAD), in the structures and surrounding towers no. 03, 18, 22, 23, 34, 36, 42 of the Mauá III/Jorge Teixeira transmission line, in Manaus.	R$ 290.139,53 (Balance Foreseen in SAP, in progress bidding)	PMA	Meet the conditions existing in the Operating Licenses issued by the environmental agency and applicable legislation
Bidding process for hiring a company to execute the reform service of the facilities of the Center for The Preservation and Research of Wildlife of Amazonas Generation and Transmission of Energy S.A,, located in the Village of Balbina - Presidente Figueiredo - Amazon.	R$ 315.765,86 (Balance Foreseen in SAP, in progress bidding)	CEPRAS - Wildlife Research and Rehabilitation Center	Answer notification no. 011/2018 - IPAAM.

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Table 1 Forecast for the Acquisition of Materials and Services for 2019 of the Environment Advisory obtained on 08/22/2019.

Description of the Material / Service	Expected Value (R$)	Action	Hiring Justification
Acquisition of collectors to perform selective collection aiming at the destination of non-hazardous solid waste for all Amazonas GT Unit (capital and small cities)	R$ 84.000,00	PMA	Decree No. 5940, which determines the separation of recyclable waste discarded by direct and indirect federal government agencies and entities, at the generating source, and its destination to associations and cooperatives of waste pickers recyclable.
Several inputs for maintenance of the Environmental Programs of Amazonas GT (water box, squeeking, fation, screens, bucket, shunts, brooms, hoses, etc.)	R62.000,00	PMA	Meet the conditions that exist in the Operating Licenses issued by the environmental agency and other applicable laws, aiming at the conservation of fauna and flora in the region affected by the construction of the Balbina Hydroelectric Plant
Acquisition of inputs and equipment for the Project to reintroduce manatees that are in the captivity of the CPPMQA.	R$ 205.154,00	CEPRAS - Wildlife Research and Rehabilitation Center	Meet environmental compensation for the construction of the Balbina UHE, as well as enforce the National Action Plan for the Conservation of Endangered Amazonian Aquatic Mammals
Hiring specialized degraded area recovery service in the area of influence of Balbina UHE	R$ 875.000,00	PMA	Meet the conditions that exist in the Operating Licenses issued by the environmental agency and other applicable laws, aiming at the conservation of fauna and flora in the region affected by the construction of the Balbina Hydroelectric Plant
Total	**R$ 9.294.019,15**		

*Source: **AmGT** Environment Advisory - PMA Archive, updated on 08/22/2019.*

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Table 2 - Contracts in force in the Environment Advisory obtained on 08/22/2019.

Contract No.	Supplier	Object	Value R$	Situation	Validity Term
089/OC/2015	Eternal Ind.Com.Serviços e Tratamento de Resíduos da Amazônia Ltda.	Collection, transportation services, final destination of class I and II waste and compliance with environmental emergencies in the Amazon GT Unit (capital and small cities)	R$ 506.135,47	In Progress	08/26/19
1551/OC/2017	Feitoza e Saldanha Ltda.	Acquisition of fruits, vegetables and fish for the feeding of aquatic and terrestrial mammals and other wildlife animals held captives at the Center for Preservation and Research of Aquatic Mammals and Queloniums - CPPMQA.	R$ 1.118.425,16	In Progress	07/26/19
2799/OC/2018	Maya Consultoria Ambiental Ltda.	Environmental monitoring services of atmospheric emissions, levels of environmental noise, analysis of liquid effluents from separator boxes and sanitary hydro in the enterprises of Amazonas Generation and Transmission of Energy for all Amazonas GT Unit (capital and small cities)	R$ 165.825,00	In Progress	06/22/20
2858/OC/2018	Nelsonez Souza da Costa - ME	Specialized technical services and support in the activities of the Balbina Environmental Center and the licensing of the enterprises owned by Amazonas GT.	2.435.603,98	In Progress	08/15/19
3353/OC/2019	J B N Marques	Extruded food acquisition (Feed).	35.110,00	In Progress	04/24/20
4500016056.19	Ambiental G&G Consultoria	Sound pressure measurement and environmental vibration services around UTE Mauá 3.	98.000,00	In Progress	11/29/19

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Table 2 – Contracts in force in the Environment Advisory obtained on 08/22/2019.

Contract No.	Supplier	Object	Value R$	Situation	Validity Term
4500015011.19	Ina Comércio Atacadista Eireli - EPP	Acquisition of furniture needed for basic structuring of the curatorship laboratory to be assembled in the village of Balbina in the municipality of Presidente Figueiredo /Amazonas.	32.691,80	In Progress	11/15/19
4500015015.19	JMF Comércio e Serviços Eireli - ME	Acquisition of furniture needed for basic structuring of the curatorship laboratory to be assembled in the village of Balbina in the municipality of Presidente Figueiredo /Amazonas.	19.562,20	In Progress	11/21/19
4500015019.19	Magnata Comércio Varejista de Ferragens e Ferramentas Eireli	Acquisition of furniture needed for basic structuring of the curatorship laboratory to be assembled in the village of Balbina in the municipality of Presidente Figueiredo /Amazonas.	5.810,83	In Progress	11/15/19
4500015022.19	Movenorte Comércio e Representações Ltda.	Acquisition of furniture needed for basic structuring of the curatorship laboratory to be assembled in the village of Balbina in the municipality of Presidente Figueiredo /Amazonas.	9.252,00	In Progress	11/15/19
	TOTAL		**4.426.416,44**		

*Source: **AmGT** Environment Advisory - PMA Archive.*

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In terms of Risk Analysis Studies (EAR), Risk Management Program (PGR) and Emergency Action Plan (PAE), documents were made available only to the Aparecida UHE, all dated 2011.

EAR and PGR documents were not made available for UTE Mauá III. The PAE was made available, dated 2019, and in initial emission format.

In relation to the Balbina UHE, the Dam Safety Plan (PSB) and the Emergency Action Plan (PAE) were provided).

For the other **AmGT** facilities considered in this environmental assessment, no information on the existence of EAR, PGR and PAE was provided.

The following are general information about the contents of the documents provided by **AmGT** and, at the end of each of them, comments are made in the form of attention points.

UTE Aparecida

- Risk Analysis Study Report (EAR) for Aparecida UTE / Preliminary Version - Dated December/2011 - prepared by FLORAM

  - Estimates and risk assessment obtained the following results:
    - "Individual risks are presented in the form of iso-risk curves (contours) and social risks in the form of an F-N curve. The individual iso-risk contours provide an overview of the spatial distribution of risk levels in the region surrounding the analyzed facilities; in turn, the F-N curve characterizes social risk, the risk to the exposed community, providing the cumulative frequency of occurrence of accidents with N or more victims (accidents with multiple victims)".
    - "The risk estimate was carried out with the CRIS - Social and Individual Risk Calculation Program, developed by RCA, which calculated the individual risks at the center of each cell in a mesh of 10 m x 10 m, superimposed on the region of interest, considering the distribution population. The calculations were performed in an integrated manner (frequencies and consequences) for all accidental scenarios generated from each of the accidental hypotheses identified".
    - "The individual risk contours (iso-risk curves) obtained in this study are presented in Figure 6.1. This figure indicates the regions around the Aparecida UTE facilities subject to annual individual risk levels ranging from 10-5 to 10-8". As can be seen in Figure 6.1, the curve referring to the level of 10-5 goes beyond the company's limits reaching the brewery and some residences. Curves for levels from 10-6 to 10-8 can be considered negligible. In this way, according to Figure 6.1 – Iso-Risk Curves and the criterion of acceptability for individual risk, the risk imposed on regions surrounding the company, may be considered acceptable

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- "The Vulnerability Table of Annex 9 presents the hypotheses and their accidental scenarios, whose ranges of physical effects can reach areas external to the facilities of the Aparecida UTE, as well as the possible number of victims associated with these phenomena. Figure 6.2 presents the F-N curve that expresses the social risk for the facilities of the Aparecida UTE".
- "According to the calculations made, the maximum number of people affected is 12 people, for a frequency at 1.5 x 10-5 year-1. Table 6.2 presents the main points generated in the calculations for the estimation of social risk".
- "Figure 6.2 shows that all points that are located in the ALARP region. Thus, it can be considered the social risk imposed on the regions surrounding the Aparecida UTE, acceptable, according to the criterion of acceptability for Social Risk. It is noteworthy that the entire Risk Analysis Study, presented in this report, came from very conserving assumptions, having considered a high number of hypotheses and accidental scenarios in all possible operations carried out in the company".

- The conclusions and recommendations presented by the EAR were as follows:
  - "The present Risk Analysis Study (EAR), prepared for the Aparecida UTE, located in Manaus, identified 15 hypotheses of accidents and their 29 accidental scenarios that may occur in this facility, caused by possible leaks of natural gas".
  - "The possible consequences (physical effects) of the most relevant accident scenarios in terms of severity were studied in detail, and the risks associated with cases with the potential to cause external impacts to the company's facilities expressed in the form of individual and social risks, were at levels considered acceptable when compared to the criterion of risk acceptability of Standard P4,261 Guidance Manual for the Preparation of Risk Analysis Studies, of the Company of Environmental Sanitation Technology (CETESB)".
  - "The issues raised in the aspects of neighborhood impact should be observed, especially with regard to the conservation of patios, alternative escape routes and parking area for the cars of UTE employees".
  - "It is noteworthy that the Aparecida UTE has a Risk Management Program and Emergency Action Plan, aiming to operate safely and maintain the risk as low as possible".

- Points of Attention - Comments:
  - The document made available is in preliminary version and was prepared in 2011;
  - No information was made available that evidence the conduct of revisions or justifications for the non-realization of these;
  - No information on the triggering of actions related to the conclusions and recommendations presented by the EAR was not available;
  - No information was made available on the need for modifications/updates in the EAR, due to irregular occupations and in the process of expansion around the Aparecida UTE, which were visualized during the technical visit to prepare this Environmental Assessment document.

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- Risk Management Program Report (PGR) for Aparecida UTE / Final Version - Natural Gas Plant - Dated December/2011 - prepared by FLORAM
  - The PGR presents the guidelines for mitigating the impacts of power generation by UTE Aparecida and preventing accidents.
  - It was structured contemplating the following topics:
    - Presentation;
    - Introduction (PGR Structure; Process Security Information; Process Risk Studies; Change Management; Maintenance and Guarantee of the Physical Integrity of Critical Systems; Operational Procedures; Training of Human Resources; Accident Investigation; Audits);
    - Objective;
    - Glossary;
    - Characterization of facilities (Description of Amazonas Energia; Description of UTE Aparecida);
    - Process Security Information (Operational Process Information; Information about Used Products);
    - Process Risk Studies;
    - Change Management;
    - Maintenance and Guarantee of the Integrity of Critical Systems (Preventive Maintenance; Predictive Maintenance; Corrective Maintenance);
    - Operational Procedures;
    - Human Resources Training;
    - Accident Investigation;
    - Emergency Recovery and Repair Response Actions (Procedure for Natural Gas Leaks);
    - Human Resources and Materials;
    - Implementation of the Plan (Approval and Validation Process; Training and Training of the Teams Involved; Internal and External Disclosure of the PAE; Integration with The Public and Private Institutions Involved);
    - Plan Maintenance;
    - PAE Audit;
    - Technical Team;
    - Attachments.

Points of Attention - Comments:

The document made available is in final version and was prepared in 2011;

No information was made available that evidence the conduct of revisions or justifications for the non-realization of these;

No information was made available on the triggering of actions proposed in the PAE, with emphasis on the Implementation of the Plan (Approval and Validation Process; Training and Training of the Teams Involved; Internal and External Disclosure of the PAE; Integration with The Public and Private Institutions Involved), Maintenance and Audit of the PAE);

It is worth mentioning that invitations to participate in initial training and simulated pae exercises are also dated 2011 and integrate the services of the contracted company (FLORAM), which even signs the invitations to CIGAS, IPAAM, SEMMAS and Civil Defense);

No information was made available on the need for modifications/updates in the PAE, due to irregular occupations and in the process of expansion around the Aparecida UTE, which were visualized during the technical visit to prepare this Environmental Assessment document.

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- "It was developed in order to provide rapid and efficient responses in any emergency situations that have the potential to cause external repercussions to the limits of the company, thus enabling the minimization of possible damage to people and the heritage, as well as impacts on the environment".

- It was structured contemplating the following topics:
  - Presentation;
  - Introduction (Description of The Facilities Involved; Consolidated Accidental Scenario; Pae participants; Organizational Structure; Drive Flowchart; Emergency Recovery and Repair Response Actions; Human Resources and Materials Needed; Dissemination, Implementation and Interaction with Other Sectors to Be Involved; Simulated Exercise Program);
  - Objective (Specific Objectives: Regarding PAE response actions; As for the PAE Closure Actions; As for PAE Management Actions);
  - Glossary;
  - Characterization of facilities (Description of Amazonas Energia; Description of UTE Aparecida);
  - Fuel Systems (Natural Gas);
  - Accidental Scenarios Considered;
  - PAE participants;
  - Organizational Structure (Assignments and Responsibilities);
  - Activation of the Plan (Emergency Communication; Emergency Assessment; Activation of Traffic and Communication Coordination; Alert System; Emergency Brigade Meeting; Evacuation of buildings; Definition of the Combat Strategy; Emergency Combat; Critical Emergency Analysis);
  - Emergency Recovery and Repair Response Actions (Procedure for Natural Gas Leaks);
  - Human Resources and Materials;
  - Implementation of the Plan (Approval and Validation Process; Training and Training of the Teams Involved; Internal and External Disclosure of the PAE; Integration with The Public and Private Institutions Involved);
  - Plan Maintenance;
  - PAE Audit;
  - Technical Team;
  - Attachments.

- Points of Attention - Comments:
  - The document made available is in final version and was prepared in 2011;
  - No information was made available that evidence the conduct of revisions or justifications for the non-realization of these;
  - No information was made available on the triggering of actions proposed in the PAE, with emphasis on the Implementation of the Plan (Approval and Validation Process; Training and Training of the Teams Involved; Internal and External Disclosure of the PAE; Integration with The Public and Private Institutions Involved), Maintenance and Audit of the PAE);
  - It is worth mentioning that invitations to participate in initial training and simulated pae exercises are also dated 2011 and integrate the services of the contracted company (FLORAM), which even signs the invitations to CIGAS, IPAAM, SEMMAS and Civil Defense);

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*Free Translation – For readers' convenience only.
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Risk Management | Emergency Risks and Actions

- No information was made available on the need for modifications/updates in the PAE, due to irregular occupations and in the process of expansion around the Aparecida UTE, which were visualized during the technical visit to prepare this Environmental Assessment document.

UTE Mauá III

- Emergency Care Plan - PAE UTE Mauá III - Dated 04/29/2019 - Initial Issue - Prepared by AmGT (Aretuza Costa - SESMT) and Approved by Harley Barbosa Barros (DPGM Manager)
    - According to the document presented "aims mainly at the establishment of technical, administrative and operational mechanisms that allow efficient care to possible emergencies arising from the operation, aiming at control and efficacy extinction of the emergency".
    - It was structured contemplating the following topics:
        - Presentation;
        - Scope;
        - Acronyms and Abbreviations;
        - References;
        - Concepts;
        - Characterization of the Plant;
        - Guidelines (Emergency Committee; Emergency Coordinator; Emergency Team Leader; Emergency Team; Employees);
        - Specific Conditions
            - Available Resources - Human Resources, Material Resources, External Organs, Emergency Teams;
            - Scenarios – First Aid, Rescue in Confined Environment, High Rescue, Fire Treatment, Explosions, Management and Fauna Sighting, Hazardous Chemicals Leak, Atmospheric Discharges, Venomous Animal Attacks, Communication Failure, Area Abandonment, Natural Gas Leak, Night Shift);
            - General Guidelines;
            - General Procedures (Emergencies; Urgency; Area Abandonment);
            - Sound Signal Types;
            - Emergency Communication;
            - Empowerment and Training;
            - Scenarios of Actions for Predicted Accidents (Mal Sudden; Electric Shock; Confined Environment; High Rescue; Combating the Principle of Fire and/or Explosions; Sighting and Management of Fauna; Attacks by Venomous Animals with Victim; Hazardous Chemicals Leak; Incidence of Atmospheric Discharges; Natural Gas Leak);
            - Emergency Simulated;
            - General Provisions.

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- Points of Attention - Comments:
  - The document made available is in initial version and was prepared in 2019;
  - The document does not present actions for the implementation of the Plan (Approval and Validation Process; Training and Training of the Teams Involved; Internal and External Disclosure of the PAE; Integration with The Public and Private Institutions Involved), Maintenance and Audit of the PAE);
  - The PAE focuses on occupational/occupational safety aspects, including reference, in particular, several Regulatory Standards of the Ministry of Labor and Employment, but does not use concepts relevant to the environmental context, that is, related to events with environmental repercussions beyond the limits of The Mauá III UTE,;
  - No information was made available on specific actions to occupations around the Mauá III UTE;
  - The provided PAE does not reference any Risk Analysis Study (EAR) and its Risk Management Program (PGR). The EAR and the PGR, in principle, would allow the identification, analysis and evaluation of possible risks imposed on the environment and communities neighbouring the facilities arising from the operational activities of UTE Mauá III. They shall include facilities/structures and the region of interest; historical analysis of accidents, identification of hazards and definition of accidental hypotheses and scenarios that may eventually occur; analysis of consequences and their respective physical effects, resulting from abnormal events that may result in fires; determination of vulnerable areas arising from the different impacts caused by the physical effects of each of the accident scenarios; risk estimation; change management procedure; operational inspection program; maintenance program; signaling procedure of the electrical system; human resources training program; investigation procedure for incidents, accidents, contingencies, emergencies and losses; community relationship plan; emergency action plan; audits; schedule; recommendations; and records.

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UHE Balbina

- Balbina UHE Dam Safety Plan - Dated January 2019 – Prepared by Geometrisa
  - This is a document prepared for the Bus of the Balbina UHE, which establishes the periodicity of updating, the qualification of the technical officer, the minimum content and the level of detail ing of both the Dam Safety Plan and the Periodic Review Dam Security. This is an instrument of the National Dam Safety Policy (PNSB).
  - Includes 04 Volumes, being: Volume I (General Information); Volume II (Technical Documentation); Volume III (Plans and Procedures); Volume IV (Records and Controls); Volume V (Periodic Review); Volume VI (Emergency Action Plan - PAE).
  - Points of Attention - Comments:
    - It is in the implementation phase of **AmGT**. As part of the Action Plan (Volume V) it is reported that **AmGT** has a Dam Operation Manual, the Dam Maintenance Manual, both applicable since the operation began; Organizational Structure and Technical Qualification; Operational Rule of the Deployed Dam Discharge Devices; informs about the existence of the PAE, but does not define its implementation schedule and completion deadline; and Reports of Security Inspections deployed.

- Emergency Action Plan - PAE Barrage UHE Balbina - Rio Uatumã - Presidente Figueiredo/AM - Dated 03/02/2019 - Prepared by GEOMETRISA
  - "Formal document prepared to define the procedures for responding to emergency situations that threaten the structures of the Babina UHE bus or resulting from its rupture, being valid only for this plant. This document will support the preparation of municipal contingency plans. It aims to define the set of procedures and actions to maintain control of security at the dam and ensure an effective response to emergency situations that jeopardize the safety of the downstream region".
  - The PAE was structured contemplating the following topics:
    - Section I - General Dam Information;
      - ❑ Presentation;
      - ❑ Pae's objective;
      - ❑ Dam Access and Location;
      - ❑ Technical Data and Associated Structures (Reservoir; Concrete Structure; Stone Block Dam; Earth Dams of the Right and Left Margins; Dikes)
      - ❑ Material and Logistical Resources of the Dam.
    - Section II - Identification and Analysis of Possible Emergency Situations
      - ❑ Characterization of Safety Levels;
      - ❑ Malfunction Identification Procedures or Potential Conditions of Rupture;
      - ❑ Preventive and Corrective Procedures to be Adopted in Emergency Situations (Green Level; Yellow Level; Orange Level; Red Level);

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- Section III - Notification and Alert Procedures
  - Description of the Auto Rescue Zone - ZAS;
  - Description of Direct Impact Zones - ZID;
  - Emergency Notification Flowchart;
- Section IV - General Responsibilities in the PAE
  - Entrepreneur;
  - PAE Coordinator;
  - Technical Team;
  - Human Resources;
  - Civil Protection and Defense System;
- Section V - Synthesis of the Flood Study and Its Maps
- Section VI - Dissemination, Training and Update of PAE
- Section VII - Closure of Operations
- Section VIII - PAE Approval
- Glossary
- Appendices

- Points of Attention - Comments:
  - The PAE should be updated annually and establishes that:
    - "there should be at least one simulated with annual frequency";
    - "externally, PAE training should be coordinated by the Civil Protection and Defense Authorities, with the participation and support of the entrepreneur";
    - "the results obtained from these exercises should be evaluated by professionals who present knowledge about the procedures outlined in the plan and who should critically analyze it".
    - "All participants of the simulation should be informed about the evaluations and analysis of the results, for restructuring and reorganization for the subsequent simulated".
    - "Considering the results obtained in training or responding to possible accidents, the plan should be reviewed and improved. Any change or update of the plan must be approved in advance by the General Coordinator and, after all modifications, be disclosed internally and externally".
    - "Notification and alert systems tests should also be carried out so that telephone numbers are confirmed, as well as the operationality of the media and the functionality of the notification flowchart".
    - "In compliance with Article 12 – Single paragraph of Federal Law 12,334, a copy of the PAE must be available in the following locations: State Civil Defense; Municipal Civil Defenses; Entrepreneur".
    - "Any changes in the information contained in this plan should be informed to the PAE coordinator for updating".

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Risk Management | Emergency Risks and Actions

- In the Presentation item it emit is reported that the "Balbina HUS is under construction and documentation such as projects and licenses are being requested. The Dam Safety Plan is under construction." Such a quote deserves to be verified. Apparently, it seems a misunderstanding.
- Attention is drawn in the PAE the fact that the environment area, as Environmental Management, is mentioned only in Figure 7 - Organization of the Technical Team;
- No information was made available on the plan/schedule for implementation of the PAE and its various activities/actions.

Accidents with Environmental and Social Repercussions

According to the Environment Advisory, there is no history of occurrence of accidents with greater environmental repercussions. No situations of fires and fires have been reported, for example, as well as historical leaks with greater repercussions.

However, through visits to the facilities, it can be perceived situations of leakage that, in practice, should be considered as accidents and with possible environmental repercussions. One of these occurrences occurred in Balbina, apparently related to oil leakage, and was recorded photographically. At this point a button was near the UHE (downstream of the dam).

Photos 71 to 76 - Oil leak situation record at The Balbina UHE.

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Introduction	92
Risk Management	94
Environmental Conflicts and Regularizations	111
Records and Registrations	135
Final Considerations	137
Attachments	151

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The main activities expected to be developed are synthesized in Table 3, and project opening term was obtained.

At the time, the deadline for the completion of this project was December 2019, considering an estimated resources of the order of R$ 15 million (fifteen million reais) to fund studies, technical and environmental consultancies and administrative expenses. As expected benefits, were highlighted:

- "Obtaining revenue resulting from Alienation Auction of Unservable Assets, at least, R$ 10 million, until December 2019";
- "Reduction of fixed cost in the area of UTE Mauá more than R$ 10 million/year, from 2020";
- "Obtaining strategic advantage for participation in new energy auction from 2020";
- "Increased reliability in electricity supply in Manaus Electric System, whose concentration of cargo is at the tip of LT Tucuruí-Manaus".

According to a report by the Environment Advisory, the monitoring of this project, at the time, was restricted to the participation of organized meetings, but which, in principle, were interrupted. It is understood that the activities are ongoing, but it was not possible to state about their effective achievements.

It is noteworthy the importance of investigating possible soil and groundwater contamination activities, which, in principle, has not been foreseen and operationalized so far. There are important gaps in the confirmation of environmental liabilities, possible remediation of contaminated areas and the re-establishment of the area's original environmental conditions. From photographic records, one can perceive the existence of situations that may require other actions, which can generate new costs for **AmGT**.

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Table 3 – Main Activities and Products of the Demobilization and Disposal Project of Equipment of thermal power plants ELECTRON, BLOCKS I,III and IV of UTE Mauá. This information was obtained from ***AmGT*** *on 05/22/2019 relating to actions dated 09/04/2017, from an e-mail from the Advisor to the Administrative and Financial Board (DF).*

UTE ELECTRON e UTE Bloco I	UTE Mauá Bloco IV	UTE Mauá Bloco III
• Issuance of Technical Report on the situation of equipment and facilities, and Technical Report of Environmental Liabilities, until October 2017;	• Issuance of Technical Report on the situation of equipment and facilities, and Technical Report of Environmental Liabilities, until May 2018;	• Issuance of Technical Report on the situation of equipment and facilities, and Technical Report of Environmental Liabilities, until February 2019;
• Issuance of Accounting Report of the residual value of assets, until November 2017;	• Issuance of Accounting Report of the residual value of assets, until June 2018;	• Issuance of Accounting Report of the residual value of assets, until March 2019;
• Issuance of a letter to ANEEL (National Electric Energy Agency), requiring consent to reduce the grant and authorization for demobilization of UTE Electron and UTE Mauá Bloco I, until November 2017;	• Issuance of a letter to ANEEL (National Electric Energy Agency), requiring consent to reduce the grant and authorization for demobilization of UTE Mauá Bloco IV, until June 2018;	• Issuance of a letter to ANEEL (National Electric Energy Agency), requiring consent to reduce the grant and authorization for demobilization of UTE Mauá Bloco III, until March 2019;
• Issuance of Technical Note to the Executive Board, recommending the deactivation and disposal of assets, until December 2017;	• Issuance of Technical Note to the Executive Board, recommending the deactivation and disposal of assets, until July 2018;	• Issuance of Technical Note to the Executive Board, recommending the deactivation and disposal of assets, until March 2019;
• Issuance of Board Resolution, indicating the demobilization and disposal of assets, until January 2018;	• Issuance of Board Resolution, indicating the demobilization and disposal of assets, until August 2018;	• Issuance of Board Resolution, indicating the demobilization and disposal of assets, until March 2019;
• Issuance of Deliberation of the Board of Directors, indicating the demobilization of assets, until February 2018;	• Issuance of Deliberation of the Board of Directors, indicating the demobilization of assets, until September 2018;	• Issuance of Deliberation of the Board of Directors, indicating the demobilization of assets, until April 2019;
• Issuance of Order of Deactivation of assets, until February 2018;	• Issuance of Order of Deactivation of assets, until September 2018;	• Issuance of Order of Deactivation of assets, until April 2019;
• Issuance of a letter to the ONS (National System Operator), informing the demobilization of the UTE, until February 2018;	• Issuance of a letter to the ONS (National System Operator), informing the demobilization of the UTE, until September 2018;	• Issuance of a letter to the ONS (National System Operator), informing the demobilization of the UTE, until April 2019;

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*Table 3 – Main Activities and Products of the Demobilization and Disposal Project of Equipment of thermal power plants ELECTRON, BLOCKS I,III and IV of UTE Mauá. This information was obtained from **AmGT** on 05/22/2019 relating to actions dated 09/04/2017, from an e-mail from the Advisor to the Administrative and Financial Board (DF).*

UTE ELECTRON e UTE Bloco I	UTE Mauá Bloco IV	UTE Mauá Bloco III
• Issuance of a letter to IPAAM (Amazonas Environmental Protection Institute), informing the demobilization of UTE Electron and UTE Mauá Bloco I, and requiring removal of these operations license projects, until February 2018; • Completion of the processing of the Order of Deactivation in Asset Management, until March 2018; • Demobilization and disassembly of equipment and other assets disabled, until September 2018; • Issue of auction notice disposal of equipment and demobilized materials, until September 2018; • Completion of the auction of disposal of demobilized equipment and materials, until November 2018; • Receipt of the amounts obtained in the auction of disposal of equipment and demobilized materials, until December 2018; • Completion of the withdrawal of equipment and materials disposed of at the auction, until February 2019.	• Issuance of a letter to IPAAM (Amazonas Environmental Protection Institute), informing the demobilization of UTE Block IV, and requiring removal of these operations license projects, until September 2018; • Completion of the processing of the Order of Deactivation in Asset Management, until October 2018; • Demobilization and disassembly of equipment and other assets disabled, until March 2019; • Issue of auction notice disposal of equipment and demobilized materials, until March 2019; • Completion of the auction of disposal of demobilized equipment and materials, until May 2019; • Receipt of the amounts obtained in the auction of disposal of equipment and demobilized materials, until June 2019; • Completion of the withdrawal of equipment and materials disposed of at the auction, until September 2019.	• Issuance of a letter to ANEEL (National Electric Energy Agency), informing the demobilization of the UTE, until April 2019; • Issuance of a letter to IPAAM (Amazonas Environmental Protection Institute), informing the demobilization of UTE Block III, and requiring cancellation of the Operating License, until April 2019; • Completion of the processing of the Order of Deactivation in Asset Management, until May 2019; • Demobilization and disassembly of equipment and other assets disabled, until July 2019; • Issue of auction notice disposal of equipment and materials demobilized, until July 2019; • Completion of the auction of disposal of demobilized equipment and materials, until September 2019; • Receipt of the amounts obtained in the auction of disposal of equipment and demobilized materials, until October 2019; • Completion of the withdrawal of equipment and materials disposed of at the auction, until December 2019.

*Source: Opening Term of the Demobilization project and disposal of the equipment of thermal power plants Electron and Blocks I, III and IV of UTE Mauá. **AmGT**, 2017.*

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On 05/22/2019, **AmGT**, through correspondence CTA-PR no. 056/2019, responded by the Craft of the Ministry of Mines and Energy MME 015/2019/CGMD/DMSE/SEE-MME, which recommended the deactivation of the Flores and Iranduba UTEs, due to the operation of the 4th transformer in the Manaus Substation (SE). In this correspondence, **AmGT** exposes a number of issues and calls for the MME to position itself on the understanding that the Flores and Iranduba Plants cannot be deactivated until the joint operation of the four transformers is possible.

- In environmental terms, it is important to highlight that the contracts established between **AmGT**, according to the Environment Advisory, hold the companies responsible for the operations is that they will be responsible for the decommissioning. However, the Operating Licenses of these installations are in the name of **AmGT**. The contracts that **AmGT** has with UTEs Flores and Iranduba, according to correspondence CTA-PR no. 056/2019 would end on 06/31/2019, without any legal possibility of renewal. According to more up-to-date information provided by **Eletronorte** itself, these contracts have already ended.
- Confirmation of these responsibilities relating to the decommissioning of these structures and on the absence of environmental liabilities in these places should be a point of attention on the part of **AmGT**. As mentioned above, the Operating Licenses of these installations are on behalf of **AmGT**. Therefore, all environmental dealings and responsibilities inherent in these facilities, including those linked to their licences, are the responsibility of **AmGT**.

Another environmental passive potential of **AmGT** refers to the Dump of Vila de Balbina, as already reported in this document. It is understood that the existing structure is configured in an open-air dump, because the disposition occurs indiscriminately with none or, at most, some very limited measures to control operations and protection of the surrounding environment. Evaluation actions on the existence of environmental liabilities, through preliminary and confirmatory evaluation should be a point of attention by **AmGT**.

Environmental Regularization and Licensing

UHE Balbina e UTEs Aparecida, Mauá III, São José, Flores e Iranduba

As verified during Step 2, **AmGT** maintains its environmental regularization and licensing activities organized and centralized in the Environment Advisory.

AmGT does not have computerized and specialized company support on legal requirements and other environmental requirements, as well as does not have a system of environmental management and management effectively implemented. The controls are structured through EXCEL format spreadsheets and WORD files, with their consultations and understandings dependent on the professionals responsible for the environmental area. In any case, the entire environmental management and management structure is guided by **Eletrobras** guidelines.

In relation to compliance with environmental constraints, the Environment Advisory has full science and control of the situation of licenses and their constraints. In principle, reports of compliance with these constraints are systematically prepared, giving traceability and ease of understanding in fulfilling the obligations established by environmental control bodies, through a spreadsheet called Control of Compliance with The Conditions of Environmental Licenses of **AmGT**. The understanding that the constraints are being fulfilled is possible to be perceived in this spreadsheet, even if in the past, as reported in this document (item 2.13), the company was fined for failing to comply with some restrictions that are part of some of their environmental licenses.

Were available, by **AmGT**, The Operating Licenses (LO) of The Balbina UHE, UTE Aparecida, UTE Flores, UTE Iranduba, UTE Mauá, UTE Mauá III, UTE Mauá III Gas Extension, Outlet D´água UTE Mauá III and UTE São José, as presented in Table 4.

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For each license analyzed, its conditions and their service situations are also presented, with the understanding of the **AmGT** itself and not the environmental agency. Therefore, the comments presented in terms of care do not mean sufficiency, as they do not refer to a positioning of environmental control agencies. These are understandings of the **AmGT** related to the delivery of responses/documents relevant to the constraints/restrictions. It is noteworthy that for The UTE São José information is not presented since, according to AmGT information, the license was closed according to CTA-PRR no. 061/2017 and CTA-PMA No. 004/2018.

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*Table 4 - **AmGT** Facility Operation Licenses.*

Installation	Type	No.	Issuing Body	Issue	Validity	Term	Situation	Comments
UHE Balbina	LO	023/87-15 1ª Alteração	IPAAM	24/09/2018	387 dias	10/16/2019	Current	Renewal requested by CTA-PMA nº 068/19 (20/05/2019).
UTE Aparecida	LO	342/99-12	IPAAM	14/02/2017	02 anos	02/14/2019	Expired	Renewal requested by CTA-PMA nº 047/18. Awaiting inspection of the environmental agency.
UTE Flores	LO	536/04-08	IPAAM	04/05/2018	02 anos	05/03/2020	Current	-
UTE Iranduba	LO	101/11-03	IPAAM	18/10/2018	415 dias	12/07/2019	Current	
UTE Mauá	LO	043/95-13	IPAAM	08/11/2018	02 anos	11/07/2020	Current	
UTE Mauá III	LI	002/13-05	IPAAM	26/09/2018	01 ano	09/26/2019	Current	
UTE Mauá III	LO	031/17-01	IPAAM	20/08/2018	517 dias	01/19/2020	Current	
UTE Mauá III Ramal de Gás	LO	025/17 1ª Alteração	IPAAM	10/09/2018	139 dias	01/27/2019	Expired	Survey carried out by the environmental agency. Renewal fee paid. Expectation of obtaining the renovated LO still in September/19.
UTE Mauá III Tomada D´água	LO	029/17-01	IPAAM	13/09/2018	02 anos	09/12/2020	Current	
UTE São José	LO	345/03-07	IPAAM	17/01/2017	269 dias	10/13/2017	Closed as CTA-PRR nº 061/2017 e CTA-PMA nº 004/2018	

*Source: **AmGT** Environment Advisory - Archive*

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Independent Energy Producers

It is worth mentioning that the PIEs' Operating Licenses have not yet been incorporated, as part of the control and management of **AmGT**'s Environment Advisory. It was even reported that the Environment Advisory was unaware of the situations of these assets as well as compliance with the conditions by these facilities. The knowledge of these facilities, by **AmGT**'s environmental team, occurred during the technical visits themselves, in accompaniment to the professional responsible for the preparation of this report. It is noteworthy that this transition process is yet to occur, with forecast for the year 2025.

Through technical visits, the environmental licenses of the Independent Energy Producers were obtained (PIEs):

- UTE RAESA/Cristiano Rocha;
- UTE GERA AMAZONAS;
- UTE MANAUARA;
- UTE BREITENER JARAQUI;
- UTE BREITENER TAMBAQUI.

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Tabela 14 – Licenses from PIE – UTE RAESA/Cristiano Rocha

Installation	Type	No.	Issuing Body	Issue	Validity	Term	Situation	Comments
UTE RAESA / Cristiano Rocha	LO	440/06-09	IPAAM	06/14/2017	02 Years	06/14/2019	Expired In the process of renewal, awaiting the opinion of the).	• License on behalf of the Rio Amazonas Energia S.A • Purpose: Operation of a thermoelectric power plant, with the capacity of 85MW, bi-fuel (Natural Gas as main energy and fuel oil as secondary). • Polluting Potential: Large; Sized: Large.

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Tabela 16 – Licenses from PIE – UTE GERA AMAZONAS

Installation	Type	No.	Issuing Body	Issue	Validity	Term	Situation	Comments
UTE GERA AMAZONAS	LO	462/06-08	IPAAM	01/16/2019	02 Years	01/16/2021	Current	• License on behalf of GERA AMAZONAS – Geradora de Energia do Amazonas S.A. • Purpose: Operation of bi-fuel thermoelectric plant (Natural Gás – OC1-A), of 85 MW, with energy matrix composed of natural gas. • Polluting Potential: Middle; Sized: Large.

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Tabela 18 – Licenses from PIE – UTE MANAUARA

Installation	Type	No.	Issuing Body	Issue	Validity	Term	Situation	Comments
UTE Manauara	LO	262/06-09	IPAAM	12/28/2018	05 Years	12/28/2023	Valid	• License on behalf of Companhia Energética Manauara. • Purpose: Operation using natural gas as a main source of energy, with the capacity to generate 6,8 MW. • Polluting Potential: Large; Sized: Large.

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Tabela 20 – Licenses from PIE – UTE BREITENER JARAQUI

Installation	Type	No.	Issuing Body	Issue	Validity	Term	Situation	Comments
UTE Jaraqui	LO	644/10-04	IPAAM	10/09/2018	03 Years	10/09/2021	Current	• License on behalf of BREITENER JARAQUI S.A. • Purpose: Authorize the operation of a Thermoelectric Power Plant, with a power of 75,477 MW, with an energy matrix composed of natural gas. • Polluting Potential: Middle; Sized: Large.
UTE Jaraqui	LO	084/06-08	IPAAM	08/23/2018	02 Years	08/23/2020	Current	• License on behalf of BREITENER JARAQUI S.A. • Finalidade: Autorizar A operação da Usina Termoelétrica – UTE Jaraqui, com capacidade nominal de 81,169 MW, com matriz energética composta por óleo combustível. • Polluting Potential: Large; Sized: Large.

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Tabela 23 – Water Capture Grants – UTE BREITENER JARAQUI

Installation	No.	Process	Issuing Body	Validity	Situation
UTE Jaraqui	243/18	3604/T/10	IPAAM	10/21/2023	Current
UTE Jaraqui	034/19	34242018	IPAAM	01/28/2024	Current

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Tabela 24 – Licenses of PIE – UTE BREITENER TAMBAQUI

Installation	Type	No.	Issuing Body	Issue	Validity	Term	Situation	Comments
UTE Tambaqui	LO	575/10-03	IPAAM	08/28/2018	03 Years	08/28/2021	Current	• License on behalf of BREITENER TAMBAQUI S.A. • Purpose: To authorize the operation of a Thermoelectric Power Plant of 75,477 MW, with an energy matrix composed of natural gas. • Polluting Potential: Middle; Sized: Large.
UTE Tambaqui	LO	491/05-10	IPAAM	12/18/2018	02 Years	12/18/2020	Current	• License on behalf of BREITENER TAMBAQUI S.A. • Purpose: Authorize the operation of a Thermoelectric Power Plant - TTE Tambaqui, with a nominal capacity of 80 MW, with an energy matrix composed of fuel oil • Polluting Potential: Large; Sized: Large.

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Tabela 27 – Water Capture Grants – UTE BREITENER TAMBAQUI

Installation	No.	Process	Issuing Body	Validity	Situation
UTE Tambaqui	193/18	1225/T/12	IPAAM	10/09/2023	Current
UTE Tambaqui	103/2014	1648/T/14	IPAAM	-	-

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AmGT Small Cities Plants

Regarding the interior plants, UTEs Anamã, Anori, Caapiranga and Codajás, few were the information obtained in terms of environmental management and management, including those related to the environmental licensing of these facilities.

These UTEs, formerly owned by Amazonas Energia Distributor - AmD, were transferred to **AmGT**. As part of this process, **AmGT** carried out, on 01/28/2019, the referral of a request for issuing "Acceptance Declaration" to effect the transfer of ownership of environmental licenses to **AmGT** by AmD. This activity is underway, under the management of **AmGT**.

Generally speaking, according to information from **AmGT**'s Environment Advisory, so far, there is no information on the effective compliance of the conditions of these licenses, with the exception of UTE Codajás. This doesn't mean they weren't fulfilled. It should be mentioned that these constraints refer from information and general issues to monitoring sound pressure levels and atmospheric emissions and also adequate disposal of waste. According to information from the Environment Advisory, in April 2019, amgt companies specialized to carry out environmental monitoring were hired by **AmGT**. Also, during the visit to **AmGT**, it was informed that the IPAAM (environmental agency) would carry out at the time surveys in these facilities, with the objective of updating the monitoring of these licenses.

It is noteworthy that the Anamã, Anori and Caapiranga UTEs have a valid Operating License (LO) issued by IPAAM. UTE Codajás LO is in the process of renewal, but without evidence of "Accept" transfer of ownership from AMD to AmGT.

Specifically, in the case of UTE Codajás, it should be mentioned that:

- On 01/31/2019, correspondence was sent by amd's Manager of Sustainability and Social And Environmental Responsibility, to the Ceo of **AmGT**, to be forwarded to IPAAM, reiterating request for renewal of LO No. 368/13-01, due to the absence of manifestation of this body in relation to the request requested. In this correspondence are presented the Declaration templates, to be issued by **AmGT**, to IPAAM, stating that "accepts the transfer of ownership". In summary, no evidence was presented of the referral of the request accepted by **AmGT** to IPAAM.
- On 05/04/2018, the IPAAM, Detailed Report, was filed in ipaam, informing about the conditions of UTE Codajás II, as a way of complementing case no. 3114/09/V2, for renewal of LO No. 368/13-01. Information on Address and Coordinates of the Enterprise is discussed in the report presented; Characterization of the Surroundings; Number of Employees; Generator Sets; Absence of Storage Tank; Absence of Water and Oil Separator; Supply by Pipeline, City Gate and Heating Station and Pressure Regulation of Amazonas Energia; Storage of oily residue in 200 L barrels and intended for ETERNAL, with a period of 2 months between one collection and another; Photographic Record.
- On 06/30/17, the Renewal and Rectification Request of the CNPJ of LO No. 368-13-01 was filed in IPAAM. In this correspondence, information on all conditions/environmental restrictions are presented, with some justifications and evidence.

Regarding the small cities plants, from alignment made with **AmGT**, on 08/22/2019, it was informed that the company has already revised its waste disposal contract to also contemplate the interior plants. The next contract to be revised will be environmental monitoring. In addition, an action plan for regularization of non-conformities in the environmental management of indoor facilities was established by the company. The values of the contractual reviews are still under discussion with the companies contracted by **AmGT**. It is noteworthy the importance of also contemplating in these studies, in addition to management and monitoring activities, the consolidation of Risk Analysis Studies (EAR), Risk Management Program (PGR) and Emergency Care Plan (PAE).

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Tabela 28 – License – UTE ANAMÃ

Installation	Type	No.	Issuing Body	Issue	Validity	Term	Situation	Comments
UTE Anamã II	LO	544/13-02	IPAAM	03/26/2018	02 Years	03/26/2020	Valid	• License on behalf of Amazonas Distribuidora de Energia – AmD. • Purpose: Operation using natural gas as a main energy source, with generating capacity of 7,500 kW. • Polluting Potential: Large; Sized: Small.

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Tabela 30 – License – UTE ANORI

Installation	Type	No.	Issuing Body	Issue	Validity	Term	Situation	Comments
UTE Anori II	LO	624/13-02	IPAAM	04/26/2018	02 Years	04/26/2020	Valid	• License on behalf of Amazonas Distribuidora de Energia – AmD. • Purpose: Operation using natural gas as a main energy source, with generating capacity of 7,500 kW. • Polluting Potential: Middle; Sized: Small.

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Tabela 32 – License – UTE CAAPIRANGA

Installation	Type	No.	Issuing Body	Issue	Validity	Term	Situation	Comments
UTE Caapiranga	LO	554/13-02	IPAAM	04/02/2018	02 Years	04/02/2020	Valid	• License on behalf of Amazonas Distribuidora de Energia – AmD. • Purpose: Operation using natural gas as a main energy source, with generating capacity of 7,500 kW. • Polluting Potential: Middle; Sized: Small.

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Tabela 34 – License – UTE CODAJÁS

Installation	Type	No.	Issuing Body	Issue	Validity	Term	Situation	Comments
UTE Codajás II	LO	368/13-01	IPAAM	10/20/2015	02 Years	10/20/2017	Expired (in the process of renewing with the IPAAM)	• License on behalf of Amazonas Distribuidora de Energia – AmD. • Purpose: Operation using natural gas as a main energy source, with generating capacity of 7,500 kW. • Polluting Potential: Large; Sized: Small.

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Infringement Notices

As reported by the Environment Advisory and also made available in the DATABASE, there are 02 (two) Infringement Notices (AI) issued to **AmGT** in 2018:

- Infringement Notices (AI) 026/2018 – UTE Flores
    - AI issued by the Amazonas Environmental Protection Institute (IPAAM), in 12/10/2018, related to non-compliance with Restrictions No. 11 e 12 Operating License No. 536/04-08.
    - Developments:
        - According to information made available in the DATABASE and in conversation with the Environment Advisory, it was reported that **AmGT** made the payment of a simple fine, in the amount of R$ 10,000.00.
    - Environmental Considerations:
        - This fact refers to the non-compliance with art.80 of Federal Decree No. 6,514 of July 22, 2008: "Stop meeting legal or regulatory requirements when duly notified by the competent environmental authority within the time limit granted, aiming at the regularization, correction or adoption of control measures to cease environmental degradation". This fact is related to the non-compliance with Restrictions No. 11, referring to two (02) quarters, and no. 12, referring to three (03) quarters, of Operating License No. 536/04-08.
        - Restriction No. 11 defines the need to forward analytical monitoring reports, with quarterly periodicity of the water from the final effluent of the treatment system, derived from industrial activity, collected at the exit of the Water and Oil Separator Box - SAO, carried out by a licensed laboratory and taking into account with a set of parameters, with the signature of the technician responsible for the analysis duly registered with the relevant Council. It also stresses that, if there are changes in the values set out in the legislation of any parameters, report with the measures taken for correction.
        - Restriction No. 12 defines the need to carry out quarterly monitoring of gaseous emissions in accordance with CONAMA Resolution No. 08/90, by laboratory registered and licensed with IPAAM, and analytical reports should be forwarded to this Institute.
        - Comment: This AI ends up reflecting the incipience in environmental management actions by **AmGT**, related to the final effluent of CSAO and atmospheric emissions, corroborating the understandings reported throughout this document.

- Infringement Notices (AI) 027/2018 – UTE Iranduba
    - AI issued by the Amazonas Environmental Protection Institute (IPAAM), on 12/10/2018, related to non-compliance with Restrictions No. 08 and 09 of the Operating License 101/11-03 1st change.

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Environmental Liabilities | Environmental Regularization and Licensing | Infringement Notices, Fines and Others

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Environmental Conflicts and Regularizations| Infringement Notices, Fines and Others

- Developments:
  - According to information made available in the DATABASE and in conversation with the Environment Advisory, it was reported that **AmGT** made the payment of a simple fine, in the amount of R$ 10,000.00.

- Environmental Considerations:
  - This fact refers to the non-compliance with art.80 of Federal Decree No. 6,514 of July 22, 2008: "Stop meeting legal or regulatory requirements when duly notified by the competent environmental authority within the time limit granted, aiming at the regularization, correction or adoption of control measures to cease environmental degradation". This fact is related to the non-compliance with Restrictions No. 08, referring to four (04) quarters, and no. 09, referring to two (03) quarters, of Operating License No. 101/11-03 1st change.
  - Restriction No. 08 defines the need to provide adequate destination to the blur from the Water and Oil Separator System - SAO, and should forward to IPAAM, when renewing the license, records of services performed, with proof of final destination.
  - Restriction No. 09 defines the need to send, annually, to IPAAM, the half-yearly reports for monitoring atmospheric emissions, prepared by laboratory registered in this Institute, and must comply with CONAMA Resolutions 08/90 and 382/06.
  - Comment: Similarly, this AI ends up reflecting the incipience in environmental management actions by **AmGT**, related to the final effluent of CSAO and atmospheric emissions, corroborating the understandings reported throughout the present Document.

It is also worth mentioning the existence of 04 (four) Infringement Notices, issued on a date prior to **AmGT**'s deverticalization process, on behalf of Amazonas Energia Distribution S.A., related to the Plant ELECTRON and Block I, both located in the Mauá Complex. These file are in the administrative process phase with IPAAM. The ELECTRON Plant has three (03) Infraction Records that are totaling R$ 1,117,781.00 (one million and seventeen thousand, seven hundred and eighty-one reais). Block I has one (01) Auto Infringement in the amount of R$ 100,000.00 (one hundred thousand reais). In this way, these projects total the amount of R$ 1,217,781.00 (one million two hundred and seventeen thousand, seven hundred and eighty-one reais), as shown in Table 36 provided by **AmGT**'s Environment Advisory

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Environmental Liabilities | Environmental Regularization and Licensing | Infringement Notices, Fines and Others

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Environmental Conflicts and Regularizations| Infringement Notices, Fines and Others

Tabela 36 – Usin-related Infringement Notices ELECTRON and Bloco I do Complexo Mauá.

Installation	Self Infraction	Description	Issuing Body	Date	Procedural phase	Value
Plant ELECTRON	002290/2010	Operation of activity without environmental license - art. 42, III Decreto 10.028/1987.	IPAAM	01/17/2010	Awaiting demonstration of the environmental agency on defense presented on 02/07/2011.	R$ 17,781.00
Plant ELECTRON	002291/2011	Cause pollution of any nature - art. 61 c/c art. 62, VII Decreto 6.514/2008.	IPAAM	01/17/2011	Awaiting demonstration of the environmental agency on defense presented on 02/07/2011.	R$ 1,000,000.00
Plant ELECTRON	002292/2011	Obstructing the action of the Public Power - art. 77 Decreto 6.514/2008.	IPAAM	01/17/2011	Awaiting demonstration of the environmental agency on defense presented on 02/07/2011.	R$ 100,000.00
Bloco I (UTE Mauá)	007910/2013	Release of liquid waste into the soil of the interior of The Mauá UTE, in the storage area of Block I	IPAAM	10/28/2013	Awaiting demonstration of the environmental agency on defense presented on 11/18/2013.	R$ 100,000.00
		Total				**R$ 1,217,781.00**

*Source: Environment Advisory **AmGT** - Archive.*

It is under discussion with **AmGT** to understand whether the values are already provisioned in accounting and/or projections. In any case, the amounts were entered in the item of investments and expenses as requested, totaling R$ 1,217,781.00 (infringement notices related to the Electron Plant and Mauá Complex Block I.).

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Environmental Liabilities
Environmental Regularization and Licensing
Infringement Notices, Fines and Others

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Environmental Conflicts and Regularizations| Infringement Notices, Fines and Others

Terms of Conduct Adjustment

No information has been made available on the existence of Conduct Adjustment Terms (TAC) signed by **AmGT**.

Records of Technical Inspections by Environmental Agencies

According to information reported by the Environment Advisory and also made available in the DATABASE, there is a history of conducting Technical Inspections by the Amazonas Environmental Protection Institute (IPAAM), as an integral part of the environmental licensing processes, mostly related to the issuance and renewal of Licenses for the installations of the Thermoelectric Plants of Mauá III, Flores and Aparecida. In this way, it is observed that not all **AmGT** facilities and assets have been the subject of technical inspections by environmental agencies, with emphasis on IPAAM.

We highlight the lack of information on the performance of technical inspections in the "disabled" facilities of the Mauá Complex, ELECTRON Plant, Blocks I, III and IV. Due to the history of Infringement Notices related to these facilities and as a result of the situations seen in the field, according to photographic record presented, that possible inspections in these facilities it is quite possible that new Infringement Notices are frameworks similar to the Infringement Notices described in Table 37 presented above. In addition, actions for the removal and remediation of environmental liabilities may require **AmGT**'s financial resources.

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Technical
Inspection
Records

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Records and Registrations

Introduction	92
Risk Management	94
Environmental Conflicts and Regularizations	111
Records and Registrations	135
Final Considerations	137
Attachments	151

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Technical Inspection Records

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Records and Registrations| Technical Inspection Records

Tabela 38 – Records of Technical Inspections by the IPAAM

Typo	No.	Issuing Body	Objective	Process	Enterprise	Issue
Technical Inspection Record	005130	IPAAM	Survey to subsidize data for granting Installation License (LI).	1507/13	Ramal de Gás UTE Mauá III	10/20/2015
Technical Inspection Record	008298/17	IPAAM	Survey for licensing purposes	1507/13	Ramal de Gás UTE Mauá III	01/09/2017
Technical Inspection Record	31/17	IPAAM	Inspection for installation license renewal and verification of compliance with restrictions	1507/13	UTE Mauá III	06/22/2017
Technical Inspection Record	008298/17	IPAAM	Inspection for the purpose of renewal of Installation License for work and issuance of Operation License for Single Cycle	4597/11-V3	UTE Mauá III	01/09/2017
Technical Inspection Record	25/2019-GELI	IPAAM	Survey to subsidize data for granting Operating License (LO).	1507/13	Ramal de Gás UTE Mauá III	01/28/2019
Technical Inspection Record	005131	IPAAM	Inspection for installation license renewal purposes	2968/13	Tomada d´água UTE Mauá III	10/20/2015
Technical Inspection Record	007837	IPAAM	Survey for licensing purposes	2968/13	Tomada d´água UTE Mauá III	01/09/2017
Technical Inspection Record	004307	IPAAM	Inspection for the purpose of renewal of operating license and verification of compliance with restrictions	1416/64-V2	UTE Flores	11/19/2015
Technical Inspection Record	001750/15	IPAAM	Inspection for the purpose of renewal of operating license and verification of compliance with restrictions	0261/93-V4	UTE Aparecida	08/21/2015
Technical Inspection Record	008321/17-GELI	IPAAM	Inspection for the purpose of renewal of operating license and verification of compliance with restrictions	0261/93-V4	UTE Aparecida	01/24/2017

*Fonte: Assessoria de Meio Ambiente **AmGT** – Arquivo.*

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Final Considerations | Estimate of Investments and Expenses

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Final Considerations

Introduction	92
Risk Management	94
Environmental Conflicts and Regularizations	111
Records and Registrations	135
Final Considerations	137
Attachments	151

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137

Final Considerations
Estimate of Investments and Expenses

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Records and Registrations| Final Considerations

Final Considerations

From this evaluation, some important aspects have been raised in relation to **AmGT** environmental issues. Among these aspects stand out:

- The company does not have a systematized and operationalized Environmental Management System. The perception that was had was that environmental management actions are controlled, but management, on the service fronts and Facilities are not being developed satisfactorily, in some cases with non-compliance with applicable legislation, with emphasis on waste management and demobilization/decommissioning of equipment and structures;
- The functional framework of the Environment Advisory, it seems to be insufficient for the fulfillment of the demands and obligations of the company;
- There are indications of non-compliance with environmental licensing processes and no evidence of satisfactory controls. We highlight the centralization of information with the professionals responsible for the Environment Advisory. The lack of systematized information contributes to the dependence on the presence of these professionals to understand and obtain information if, effectively, the constraints and environmental restrictions are being fulfilled;
- Regarding environmental liabilities, potentially characterized sites were identified, such as the areas of the old thermal power plants of the Mauá Complex, ELECTRON UTEs, BLOCKS I, III and IV (disabled). It is worth mentioning the fact that **AmGT** received, on 09/11/2018, Notification of IPAAM, to present, within 180 days, Detailed Research Study, Risk Management Program Contaminated area rehabilitation plan indicated in the confirmatory liability investigation report, referring to Block I of the Plant. It is understood that the presence of potential liabilities should also be evaluated in the areas of the other blocks, due to the situation visualized in the field (photographic record) and history of land use and occupation;
- It is recommended to intensify environmental monitoring actions of dead structures and facilities, as well as the management of waste and materials inserted in the Warehouse of Balbina UHE, Japiim Warehouse, Mauá UTEs ELECTRON Complex, BLOCKS I, III and IV;
- It is recommended to significantly improve the form of final disposal of solid waste generated in balbina village. It is understood that the existing structure is configured in an open-air dump, because the disposition occurs indiscriminately with none or, at most, some very limited measures to control operations and protection of the environment of the environment. A tool that can be useful in this closing process is the document Roadmap for The Closure of Dumps, prepared by ABRELPE (Brazilian Association of Public Cleaning companies and Special Waste) and ISWA (International Waste Association Solid – International Solid Waste Association), in which guidelines for closure are presented with adequacy for a controlled landfill; closure with coverage of existing waste; closure with removal of waste from the dump; criteria for selecting the site for a new landfill and; construction and operation of a new installation. The technical standard of the Brazilian Association of Technical Standards (ABNT) NBR 15849:2010 - Small Landfills deserves to be referenced;
- Evaluate the feasibility of implementation and consolidation of selective collection in Vila Balbina, an action that was even initiated in the past by **AmGT**, having already been acquired sorting table and press, which are stored in the Warehouse of the Balbina HUS.
- It is also recommended the implementation of temporary waste storage shelters in Balbina and Manaus, taking into account the relevant technical standards, with emphasis on the standards of the Brazilian Association of Technical Standards (ABNT) NBR 12,235 - Hazardous Waste Storage and NBR 11174 - Waste Storage Classes II - Non-Inert and III - Inert - Procedure.
    - In Balbina, it is suggested the implementation of 03 (three) shelters, 01 (one) in the area of the Vehicle Garage in Vila Balbina, for including care, from Vila de Balbina, 01 (one) in the Warehouse of the UHE and 01 (one) in the area of the Center for Preservation and Research of Mammals and Queloniums (CPPQMA), to improve current storage conditions;

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Final Considerations | Estimate of Investments and Expenses

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Records and Registrations| Final Considerations

- In Manaus, it is understood that the best places would be 01 (one) in the Aparecida UTE (adequacy of the existing site) and another in complexo Mauá, using, for example, existing buildings, which could be appropriate to the technical standards in force. It is understood that the Warehouse of Japiim does not have enough room for this. As already mentioned, it is noteworthy that The Mauá III UTE has a shelter, which was in the organizational phase, by Andrade Gutierrez, when carrying out the technical visit;
- It would also be important to improve the warehouses of Japiim, Balbina UHE and Mauá Complex.

- It is recommended to regularize the grants of all groundwater capture wells used by operational facilities, including balbina village, which also makes use of well for the supply of the population;
- It would also be important to technically evaluate the sanitary sewage system of Vila Balbina, in relation to its adequacy to the current legal standards and requirements;
- Regarding notifications, but few assessments/fines, it is noteworthy that this finding does not effectively reflect that there are no penalty situations. In fact, this has occurred much more due to the failure to carry out surveillance actions by public agencies than by the full compliance by **AmGT** of its obligations. There is a communication and supervision gap on the part of environmental agencies on the sufficiency of environmental management and management carried out by **AmGT**;
- The realization of the on-site verification process for confirming the data made available in the DATABASE, although carried out in a short period of time, from 05/13/2019 to 05/23/2019, but in a significant portion of **AmGT**'s operational units, evidenced the need for structural and organizational improvements, as presented in item 5 (estimate of investments and expenses). Environmental controls related to solid waste management and liquid effluents, sewage and management of potential environmental liabilities deserve attention;
- Development of spreadsheet evaluation of the environmental performance of the facilities through the elaboration of graphs to monitor the results of environmental monitoring, allowing the monitoring and critical analysis of the results obtained historically and not limited to simply delivering the results of the monitoring as part of environmental licensing processes. Monitoring of environmental performance is fundamental for management planning, and allows critical analysis of management;
- It is suggested to intensify compliance with the environmental constraints of the Balbina HU, promoting a historical and critical analysis, with the objective of creating a baseline for effective discussions with environmental control bodies. In this context, we highlight the incipience of the actions of recovery of degraded areas generated by the works that, so far, have not been effectively carried out;
- Seek alternatives for the maintenance or closure of the activities of the Balbina Environmental Protection Center (CPA). Shoring actions are only emergency;
- Realization of reform services to adapt the civil structures of the Center for preservation and research of Aquatic Mammals and Queloniums (CPPQMA) according to INSTRUCTION IBAMA No. 07/2015, whose resources have already been provided by the Environment Advisory;
- Operationalize the update and/or implementation of Risk Analysis Studies (EAR), Risk Management Programs (PGR) and Emergency Action Plans on all **AmGT** UTEs;
- Operationalize the actions provided for in the Dam Security Plan of the Balbina UHE, with emphasis on the Emergency Action Plan (PAE);
- Better understanding of responsibilities for decommissioning and possible environmental liabilities in utes Flores and Iranduba. The understanding presented in this document, based on the report made by **AmGT**, is that the companies responsible for the operations will be responsible for the decommissioning. However, the Operating Licenses of these installations are in the name of **AmGT**;

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Final Considerations | Estimate of Investments and Expenses

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Records and Registrations| Final Considerations

- Special attention with the performance of environmental monitoring, paying attention to the fulfillment of current legal and normative requirements (sampling/collections, sample conservations, equipment calibration, methodologies and methods of analysis, use of accredited and certified laboratories, among others). Also in relation to monitoring, mainly, in the case of compliance with conditions/ environmental restriction, to pay attention to compliance and analysis of all the parameters provided. For example, in relation to the Dissolved Oxygen (OD) parameter, for water quality in Balbina, it has not been considered for at least 02 years, due to problems in **AmGT** laboratories equipment, without any kind of justification from the environmental agency. In addition to the interruption in the history of monitoring and non-compliance with environmental conditions, facts like this contribute to leave the AmGT vulnerable, mainly in situations in which the parameters not analyzed would allow to interpret events that occurred in the area of influence of their enterprises, including minimizing possible accountability for these events. In the OD case, for example, there is the death of fish;
- Check any pending issues related to the Federal Technical Registers with IBAMA (CTF/IBAMA).

In relation to the interior plants (UTEs Anamã, Anori, Caapiranga and Codajás), it is suggested that:

- Continue compliance with environmental license constraints/restrictions, including planned environmental monitoring and performance assessment of existing environmental control and management systems. According to information from the Environment Advisory, in April 2019, companies were hired to carry out these monitorings and that, at the time, the IPAAM (environmental agency) would conduct inspection so on these facilities.

In relation to independent energy producers (PIEs), it is suggested that:

- Establishment of actions to monitor the management and environmental management of UTE RAESA/Cristiano Rocha PIEs, UTE GERA, UTE MANAUARA, UTE JARAQUI and UTE TAMBAQUI, taking into account the time horizon of receiving these assets in 2025. Pay attention to compliance with environmental constraints/restrictions. In the operational context, special attention should be paid to obtaining grants for water capture wells, the packaging and temporary storage of waste and materials inserted in the facilities, the management of oily liquid effluent treatment systems and recovery of degraded areas, avoiding the generation of environmental liabilities to be assumed by **AmGT**;
- Regarding the recovery of degraded areas, special attention should be paid to the UTEs Cristiano Rocha, Tambaqui and Jaraqui, as reported in this document.

From a conclusive perspective, the environmental performance practiced and demonstrated by **AmGT** is important. In the sthesis, we have the understanding that the company is better structured in terms of environmental management than in relation to the management itself. Administrative and information organization aspects are understood by management and management the operationalization of the actions/activities themselves, evaluation of the performance of environmental control systems.

When analyzed more specifically, it was possible to perceive the existence of some important environmental gaps in **AmGT** operations, even if the effort of the technical team of the Environment Advisory is recognized. Currently, it can be said that the focus on these issues is restricted to the efforts of the professionals of this advisory, limited to their functional framework and lack of financial resources. In this context, we highlight the importance of protagonism by the areas responsible for generating environmental aspects and impacts, especially the Production Board. It is also essential to understand that the Environment Advisory should be responsible for management and support in management and not the main and sole responsible for **AmGT** environmental issues.

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Final Considerations | Estimate of Investments and Expenses

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Records and Registrations| Estimate of Investments and Expenses

From this evaluation, some gaps and opportunities for improvement were identified. Therefore, as part of the present work, it is suggested that some actions be developed in the form of investments and expenses, with monitoring and verification of conformity by **AmGT**. Also contemplated are some complementary actions related to the recovery/ reconstruction of the building of the Balbina Environmental Protection Center; Laboratory analysis, conservation, packaging and final guard of the archaeological collection of Balbina; Commitment Term (TC), to support the management of ReBIO of Uatumã; Actions of release of specimens of manatee; Infringement notices related to the Electron Plant and Block I of the Mauá Complex; Remediation of any environmental liabilities). These actions, although considered, some are still incipient and demand greater understandings with those involved.

It is noteworthy that the actions listed below do not necessarily reflect a prioritization, that is, they were not presented in order of importance or prioritization.

- Action 01 - Operationalization of the Regulatory Management System guided by the standard ABNT NBR ISO 14001:2015;
- Action 02 - Preparation, implementation and operationalization of a plan to evaluate, correct and/or monitor potential environmental and social responsibilities with existing and abandoned/disabled facilities and operations;
- Action 03 - Implementation and operationalization of a plan to monitor possible non-conformities in environmental management (example: granting water capture wells, monitoring, Vila Balbina sanitary sewage system, monitoring Degraded Areas Recovery Program), including the updated monitoring of legal requirements;
- Action 04 - Construction of temporary waste and unviable waste and material shelters, as well as improvements in warehouses
- Action 05 - Improvement of the functional framework of the Environment Advisory;
- Action 06 - Conducting research study of environmental liabilities;
- Action 07 - Implementation of improvements in environmental controls of UTE Aparecida, Almoxarifado Japiim, CPPQMA (CPPQA, CPPMA and Fish Farming), HPP Balbina Almoxarifado and Balbina UHE (Administrative Office);
- Action 08 - Monitoring of management and management actions of Independent Energy Producers (PIE);
- Action 09 - Implementation and operation of small landfill in Vila Balbina and closure of the current dump;
- Action 10 – Complementary actions and associated costs (Recovery/reconstruction of the building of the Balbina Environmental Protection Center; Laboratory analysis, conservation, packaging and final guard of the archaeological collection of Balbina; Commitment Term (TC), to support the management of ReBIO of Uatumã; Actions of release of specimens of manatee; Infringement notices related to the Electron Plant and Block I of the Mauá Complex; Remediation of possible environmental liabilities);
- Action 11 - Monitoring, by external company, of the development and operationalization of shares 01 to 09;

It is noteworthy that, as expenses, consulting activities were considered. Investments, on the other hand, referred to those actions that will promote the implementation of management actions and environmental management of **AmGT**'s assets.

The amounts for the investments and expenses presented here are initial estimates, and should be the subject of analysis and obtaining budgets with specialized companies. It is not intended at present to state that these values are accurate and reflect the amount actually necessary for the development of each of these actions. In any case, they serve as a reference for future evaluation work by **Eletronorte** and **AmGT** itself. It is understood that the greatest contribution is to present the actions that, in the understanding of the professional responsible for this evaluation, will contribute to the improvement of **AmGT**'s management and environmental management.

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Final Considerations
Estimate of Investments and Expenses

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Records and Registrations| Estimate of Investments and Expenses

It is worth mentioning that the distribution of the amounts to be invested/expenses considered the period between 2019 and 2023, without any kind of correction (current prices), according to a criterion defined together by **Eletronorte**.

The total estimated value was R$ 76,298,328.58.

Action 01 - Consolidation of the operationalization of the Environmental Management System guided by the standard ABNT NBR ISO 14001:2015

The implementation model of the Environmental Management System should address the following requirements.

- Requirement 1: Policy: This is the company's statement of intent in relation to its performance in environmental management, including actions of engagement with the strategic public (Stakeholders
- Requirement 2: Planning: The environmental aspects, products and services that **AmGT** may have control and over which the company has a direct influence should be considered, in such a way that it is able to identify and determine those aspects that may have significant impacts on the environment. Special attention should be paid to meet applicable legal and regulatory requirements. Another relevant aspect is related to the definition of objectives, goals and socio-environmental indicators. These should be clearly defined and related to the attributions and responsibilities of all involved, not restricted only to the **AmGT**. In this context, the objectives, targets and indicators should be clear and the means and deadlines for achieving them must be established in advance
- Requirement 3: Implementation and Functioning - in order to implement the system effectively, it is essential that technical, human and financial resources be made available by **AmGT**, in order to comply with the principles defined in the Policy, in objectives and goals. As part of this requirement, actions should be considered to structure and define responsibilities in a shared manner and according to the activity in execution, whether of work, operation or maintenance of the distribution network. In this context, we highlight the development of actions of sensitization and internal and external communication, development of specific documentation and definition of control, management and management mechanisms
- Requirement 4: Verification and Corrective Actions - this requirement is related to monitoring/monitoring and measuring the main characteristics of **AmGT** activities that may have a significant environmental impact. The treatment of non-conformities and the establishment of corrective and preventive actions, as well as records, audits and periodic reviews of the System, are also considered
- Requirement 5: Review by the Management - this type of action aims to ensure that system management remains adequate and effective.

In this way, it is understood that consolidation of the system's operationalization will contribute to the improvement of **AmGT**'s environmental performance by adopting good management practices and management of its facilities. Fundamentally, it will contribute to the sharing of responsibilities, hitherto assigned only to the Environment Advisory, also with the areas of operation and engineering.

The estimated value for the realization of this action was R$ 875,000.00.

Action 02 - Preparation, implementation and operationalization of a plan to evaluate, correct and/or monitor potential environmental and social responsibilities with existing and abandoned/disabled facilities and operations

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Final Considerations
Estimate of Investments and Expenses

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Records and Registrations| Estimate of Investments and Expenses

It is suggested that planning to evaluate and monitor potential environmental and social responsibilities associated with **AmGT**'s current facilities and operations is established. In this context, the activities of operation and maintenance, which have neglected basic aspects of environmental management, communication actions and relationship with the community and environmental education. Although, in the future, this type of action will be considered within the context of a Management System, as provided for in Action 01, it is suggested the development of this plan. This is exclusively the triggering of monitoring actions and supervision of the company's operational activities, through inspections and action plans for environmental management by the Environment Advisory in conjunction with the very areas responsible for engineering projects and also for the maintenance, operation, deactivation and decommissioning of structures/ facilities. In relation to the dead systems, we highlight the importance of effective control of the maintenance of electron, BLOCK I, III and IV (Mauá Complex) installations.

It is also suggested that **AmGT**'s actions to control and manage land use and occupation around its operational units are also adopted, with emphasis on possible interference of buildings with the company's assets. Special attention should be paid to the Aparecida UTE, mainly in the portion to the bottom of the UTE, in which there has not yet been occupation. On the sides, some buildings are already consolidated, however, the lack of knowledge of the associated risks causes the population to expose, in such a way, that buildings of more than one floor are being built.

The estimated value for the realization of this action was R$ 500,000.00.

Action 03 - Preparation, implementation and operationalization of a plan to monitor possible non-conformities in environmental management

The monitoring of environmental licensing processes, including the constraints and environmental restrictions established by these processes, have been carried out by the Environment Advisory, centrally. It is suggested that these controls be carried out through a computerized and management system, allowing information to be shared and accessed more agilely.

In this context, it is suggested the development of spreadsheet evaluation of the environmental performance of the facilities through the elaboration of graphs monitoring the results of environmental monitoring, allowing the monitoring and critical analysis of historically obtained results and not limited to simply delivering the results of the monitoring as part of the environmental licensing processes. Monitoring of environmental performance is fundamental for management planning, and allows critical analysis of management.

In relation to the environmental management itself, it is suggested that actions be implemented to share and accountability of the areas that generate environmental aspects. In the way that is being done, even if the Environment Advisory seeks to act in management, this has been hampered by the absence of this management in the daily life of the operational fronts of **AmGT**. As already reported in this document, the improvement in environmental management will be responsible for generating areas and not only by the expansion of the functional framework of the Environment Advisory.

As an example of actions to be considered stand out: the grantings of water capture wells, environmental monitoring, Vila Balbina sanitary sewage system, monitoring of the Degraded Areas Recovery Program, including updated monitoring of legal requirements.

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Final Considerations
Estimate of Investments and Expenses

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Records and Registrations| Estimate of Investments and Expenses

Regarding the inland plants, from alignment made with **AmGT**, on 08/22/2019, it was informed that the company has already revised its waste disposal contract to also contemplate the interior plants. The next contract to be revised will be environmental monitoring. In addition, an action plan for regularization of non-conformities in the environmental management of indoor facilities was established by the company. The values of the contractual reviews are still under discussion by **AmGT** with the contracted companies. It is noteworthy the importance of also contemplating in these studies, in addition to management and monitoring activities, the consolidation of Risk Analysis Studies (EAR), Risk Management Program (PGR) and Emergency Care Plan (PAE).

Regarding environmental monitoring, attention should be paid to meet the normative requirements specified for each activity, from sampling/collections, sample conservations, equipment calibration, methodologies and methods of analysis, use of laboratories, among others. As already mentioned, also in relation to the monitoring, mainly, in the case of compliance with conditioning/environmental restriction, to pay attention to compliance and analysis of all the parameters provided. For example, in relation to the Dissolved Oxygen (OD) parameter, for water quality in Balbina, it has not been considered for at least 02 years, due to problems in **AmGT** laboratories equipment, without any kind of justification from the environmental agency. In addition to the interruption in the history of monitoring and non-compliance with environmental conditions, facts like this contribute to leave the **AmGT** vulnerable, mainly in situation in which the parameters not analyzed would allow to interpret events that occurred in the area of influence of their enterprises, including minimizing possible accountability for these events. In the OD case, for example, there is the death of fish.

It is also suggested that monitoring the implementation and evaluation of the effectiveness of the Balbina UHE Recovery Program (PRAD) be considered as an integral part of this action. As presented in this report, according to surveys made by the Environment Advisory and consolidated in the historical summary document that led to the Creation of the Balbina Degraded Areas Recovery Plan – PRAD BAL and its Actions since the Years 1986 and 2017, that is, over 28 years, it was observed that only 46% of recovery work was completed, with about 38 ha remaining to be worked. Historically, this situation has generated difficulties for the company in the processes of renewal of the Operating License of The Balbina UHE. In the last renovation, condition no. 9 presented the following wording: "Perform the recovery/rehabilitation of the degraded areas contained in the area of influence of the plant". The expectation of the Environment Advisory is that the reforestation of these areas will be done in 24 months, according to information presented in the above-mentioned report, still in the process of preparing budgets and obtaining proposals from companies Specialized.

Generally speaking, it is understood that this information needs to be better shared within **AmGT** and audited. This fact should consider compliance with environmental constraints, the identification of possible non-conformities in **AmGT**'s environmental management and environmental performance assessment, which will allow the triggering of actions faster and effective.

Also within this context, it is suggested that the Management of Legal Environmental Requirements be done, through online software of specialized companies.

The estimated value for the realization of this action was R$ 950,000.00.

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Records and Registrations| Estimate of Investments and Expenses

Action 04 - Construction of temporary waste and unviable waste and material shelters, as well as improvements in warehouses

It is understood that it is necessary to implement shelters, with approximately 200 m² of covered area, to improve the infrastructure of waste management and inserble materials, being an investment of about R$ 203,378.00/shed.

The above estimate was the Basic Unit Cost of Construction (CUB) of R$ 790.23/m², for industrial shed of the SINDUSCON-AM table, referring to the month of May 2019, plus R$ 300.00/m² (other items other than cub members). Thus, the amount of R$ 1,090.23/m² was considered, in a rounded manner, without considering the value of the project. There were also no costs for the acquisition of land and payments of fees and fees from public agencies.

- In Balbina, it is suggested in the implementation of 03 (three) shelters, one in the area of the Vehicle Garage in Vila Balbina, for service including, from Vila de Balbina, another in the Warehouse of the UHE and a third in the CPPQMA, to improve current storage conditions;
- In Manaus, it is understood that the best places would be 01 (one) in the Aparecida UTE (adequacy of the existing site) and another in complexo Mauá, using, for example, existing buildings, which could be appropriate to the technical standards in force. It is understood that the Warehouse of Japiim does not have enough room for this. As already mentioned, it is noteworthy that The Mauá III UTE has a shelter, which was in the organizational phase, by Andrade Gutierrez, when carrying out the technical visit.
- It is also suggested the improvement of the Warehouses of Japiim, the Balbina UHE and the Mauá Complex, with the creation of specific areas for the storage, if necessary, of waste in smaller quantities. In these places, it is suggested to allocate areas of approximately 50 m².

The estimated value for this action was R$ 1,406,397.50, of which R$ 1,308,276.80 for the implementation of solid waste shelters and inserble materials and R$ 98,120.70 to improve japiim, Balbina UHE and Mauá Complex.

Action 05 - Improvement of the functional framework of the Environment Advisory

The importance of promoting the improvement of the functional framework of the Environment Advisory, from a quantitative point of view, is emphasized. Thus, it is suggested the incorporation of professionals to assist in the development of the activities of this management. These professionals will be responsible for monitoring/supervising and advising, on site, operations, in addition to organizing data, preparing controls, documents and reports of compliance with conditions and environmental restrictions, including critical analysis of environmental monitoring carried out and critical analysis of environmental controls. This will allow the Environment Advisory to develop and plan environmental management and management actions, focusing on the operationalization of **AmGT**'s Environmental Policy.

It was defined by the incorporation of at least 04 professionals, 01 with higher education in environmental engineering or similar and 03 with technical level training. In addition, it was considered an additional dangerousness (30% on the base salary), because these professionals must have conditions and authorization to access the facilities of generation assets without restrictions. In this way, there is a salary (charges + dangerousness) of R$ 6,935.95/month for each of the 03 Technicians in environment (base salary of R$ 3,500.00) and R$ 19,817/month for the Environmental Engineer (base salary of R$ 10,000/month).

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Records and Registrations| Estimate of Investments and Expenses

It is understood that the incorporation of these professionals, 01 higher education professional and 02 technical level professionals in the environment in Manaus and 01 technical level professional in Balbina, will contribute to a significant improvement in relation to to the aspects mentioned above. Manaus professionals will also work in the inland mills. In the future, they will also be responsible for the dialogue with the PIEs, in a more direct way.

The estimated value for the development of this action, considering the period from 2019 to 2023, was estimated at R$ 2,437,491.00, that is R$ 487,498.20 per year.

Action 06 - Conducting research study of environmental liabilities

For the above, mainly due to visits in the "disabled" UTEs, in the dump of Vila Balbina and in the Warehouse of the Balbina UHE, it is suggested to conduct investigation of environmental liabilities in these areas, considering two Phases:

- Phase I: Preliminary Environmental Assessment;
- Phase II: Confirmatory Environmental Assessment.

The Preliminary Environmental Assessment (Phase I) aims to develop a document containing, in detail, the current environmental conditions of the areas, in accordance with the standards of applicable legislation and to present facts, evidence and evidence that contribute to the suspected contamination of soil and groundwater. In methodological terms, it is suggested that the Preliminary Environmental Assessment be carried out according to ABNT 15515-1:2011 - Environmental Liabilities in Soil and Groundwater Part 1: Preliminary Assessment, in line with the Area Management Manual CETESB contaminated, defining the Conceptual Model of Contamination, with justifications for the selection of possible contaminants of interest and selection of sampling points for a possible Confirmatory Environmental Assessment (Phase II).

In Phase I, information is analyzed, provided that available, on:

- History of use and occupation of the areas;
- Storage records and disposal of waste;
- Documentation and requirements of the control body in relation to the areas; records of incidents and accidents with potential for environmental damage;
- Use of dangerous substances, with emphasis on dielectric oils containing PCB´s;
- Documentation related to the hydrogeological characteristics of the areas (lithological profiles, depth of the water table and direction of groundwater flow); and
- Environmental monitoring reports already carried out.

In addition to the above information, studies on the physical environment are carried out during Phase I, with the objective of identifying potential routes of transport of contaminants, hydrogeological characteristics listed above, as well as characterizing the areas to be protected, with emphasis on the neighborhood and its uses of soil and surface and groundwater. Phase I consolidation takes place through recognition/inspection of the studied area, joint analysis of the information/documents made available and interviews with employees and residents of the surrounding area by qualified technical professional. In possession of this assessment, a Phase I Conclust Report should be consolidated with the classification of areas, for example, as:

- Area with Suspected Contamination (ASC);
- Potentially Contaminated Area (APC);
- Uncontaminated Area (ANC).

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Records and Registrations| Estimate of Investments and Expenses

From there and if the suspicion and/or potential ity of contamination of an area is reported, planning containing objectives, methods and strategies for the realization of Phase II - Confirmatory Assessment should be established, including:

- Quantity and location in recognition poll plant;
- Quantity and plant location of points for collection of soil samples;
- Quantity and plant location and technical specification of groundwater monitoring wells; and
- The parameters to be analyzed in the laboratory in soil and surface and groundwater samples.

The following areas estimated to carry out these studies were considered.

- Warehouse UHE Balbina – 50.000 m²;
- Dump of the Vila Balbina – 80.000 m²;
- Garage Balbina – 5.000 m²;
- Mauá Complex 140.000 m²;
- UTE Aparecida 30.000 m².

The value for the development of this stock was estimated at R$ 1,811,270.84, and:

- Preliminary Assessment - R$ 205.000,00;
- Confirmatory Assessment – R$ 1.179.192,36;
- Mobilization/Demobilization/Sampling Plan and Reports – R$ 125.200,00;
- Administration (20%) – R$ 301.878,47.

It is noteworthy that the costs for possible remediation, if necessary, do not integrate this estimate.

It is understood that any estimate for remediation, without the performance of the preliminary evaluation and confirmatory investigation steps can overestimate or underestimate the values (R$) of the actions to be developed. For this reason, it merely presented the costs of carrying out the preliminary and confirmatory evaluation. Any estimate made, without better understanding, can be used in a misguided way, which will effectively depend on a work of evaluation and investigation of soil and groundwater conditions. Therefore, if the expectation is that this value "can make all the difference in the final cost of acquisition", it is suggested that preliminary and confirmatory evaluations be carried out as part of the acquisition process, especially the areas of the Mauá Complex. In any case, in Action 10 (Complementary Actions and Associated Costs) an estimate is displayed.

Action 07 - Implementation of improvements in environmental controls of UTE Aparecida, Almoxarifado Japiim, CPPQMA (CPPQA, CPPMA and Fish Farming), UHE Balbina Almoxarifado and Balbina UHE (Administrative Office)

It is essential to develop environmental control and management actions and thereby minimize the triggering of new contamination points that may have to be remedied by **AmGT** in the future. For this, it is suggested that the following installations be improved:

- Containment and direction of effluents contaminated with oil generated in aparecida UTE and which are currently treated by the Water and Oil Separator System existing between generation units, it seems, with insufficient capacity for treatment effluents, because it works with the possibility of receiving rainwater intake;
- Implementation of systems composed of septic tanks, anaerobic filters and sinkholes in the Japiim Warehouse, CPPQMA (CPPQA, CPPMA and Pisciculture), UHE Balbina Almoxarifado and Balbina UHE (Administrative Office).

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Records and Registrations| Estimate of Investments and Expenses

The estimated value for this share is R$ 169,484.70.

Action 08 - Monitoring of management and management actions of Independent Energy Producers (PIE)

Considering the expectation of receipt of PIE's operations in 2025, it is suggested that the environment advisory be monitored by the Environment Advisory, even if there is already monitoring, **AmGT**, via Project Management Management of PIE and Natural Gas Contracts - PRG. In addition to monitoring management actions, which includes compliance with the constraints of the respective environmental licenses, through reports and technical studies, the importance of establishing the monitoring of management in the operating fronts. Such actions aim to minimize environmental problems at the time of receiving the asset, mainly related to environmental management and possible liabilities, without the prior knowledge of **AmGT**. As points of attention, we highlight compliance with environmental constraints/restrictions, recovery of degraded areas and remeasurement of environmental liabilities.

The estimated value for this share is R$ 875,000.00, of which R$ 175,000.00 over 05 years.

Action 09 - Implementation and operation of small landfill in Vila Balbina and closure of the current dump

It is suggested that waste disposal activities be completed in the village Balbina dump and that a small landfill is implanted. The projects of these landfills are standardized by ABNT NBR 15849:2010.

Regarding the closure of the dump, a tool that can be useful in this process, as already mentioned, is the Roadmap for The Closure of Dumps, prepared by ABRELPE (Brazilian Association of Public Cleaning companies and Special Waste) and ISWA (International Solid Waste Association).

Simultaneously, it is suggested to evaluate the feasibility of implementation and consolidation of selective collection in Vila Balbina, an action that was even initiated, in the past, by **AmGT**, having already been acquired sorting table and press, which are stored in the Warehouse of the Balbina UHE. In this context, a market assessment is important, in Presidente Figueiredo/AM, for recyclable materials, and the possibility of effective partnership/support with the municipality.

According to information obtained during the technical visit, Vila Balbina has a population of about 2,000 inhabitants. Using the document Analysis of the Various Treatment Technology and Final Disposal of Municipal Solid Waste in Brazil, Europe, the United States and Japan, Scientific Research National Bank for Economic and Social Development (BNDES) FEP No. 02/2010, executed by the Development Support Foundation of the Federal University of Pernambuco (FADE/UFPE), it is estimated a total cost of implementation of small landfill, for a population of less than 10,000 habitants, of R$ 20.00 per tonne of disposed waste, R$ 7.50/t for civil works and R$ 2.50/t for equipment acquisition.

Considering a population of 2,000 inhabitants for Vila Balbina, without applying any population growth rate (even more than the expectation that is expected is that the population of Vila Balbina will be reduced, from **AmGT**'s understandings with **Eletrobras**, the Public Prosecutor's Office and municipality of Presidente Figueiredo/AM) and without considering the implementation of selective collection, an estimated 2 t/day waste (1 kg inhabitant x day). In a 5-year horizon, the estimated generation is 3650 t of waste.

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Records and Registrations| Estimate of Investments and Expenses

Applying the above references, including engineering costs, construction site, administration, has a total value for implementation of R$ 144,684.54, considering a useful life of 5 years. It is noteworthy that landfills are typically designed for 20 years.

In terms of operating costs, the reference of R$ 140.00 per tonne of waste was used, also available in reference FEP No. 02/2010 /FADE/UFPE mentioned above. This value considers the costs with disposition, monitoring and control of leached liquids by the degradation of organic matter present in the residue, with an increase of 20% of administration. The estimated value, for 05 years of operation, was R$ 613,200.00, i.e. R$ 122,640.00 per year.

Regarding the closure of the dump, the estimate was made considering only the performance of a Preliminary Evaluation and Confirmatory Investigation in the current dump area, following the same methodology presented previously for the investigation of liabilities Environmental. The estimated cost for conducting the preliminary evaluation and confirmatory investigation in the dump area was estimated at R$ 354,296.36, as presented in Action 06. It is noteworthy that this value considered an area of approximately 8 for evaluation.

Action 10 - Complementary actions and associated costs

Complementing the suggested actions and improvements, the following items were also contemplated in the investment and expense estimates, based on alignments with **Eletronorte**.

- Recovery/reconstruction of the building of the Balbina Environmental Protection Center (CPA): R$ 5,000,000.00;
    - Comments: It is worth mentioning that it is not yet decided whether the recovery (reconstruction) of the CPA building will be carried out. In any case, according to information provided by **Eletronorte**, but not confirmed by **AmGT**'s Environment Advisory, these works, if they are carried out, will require resources of around R$ 5 million. In conversation with the Environment Advisory, on 08/20/2019, the information is that this value has not yet been defined and that this matter is being addressed by **AmGT**'s legal.
- Laboratory analysis, conservation, packaging and final guard of the archaeological collection of Balbina: R$ 3,247,019.00
    - Comments: Includes R$ 58,064.00 for structuring (furniture and laboratory equipment and reservation and R$ 38,955.00 for installation of dehumidifiers and air conditioning, according to alignment with **AmGT** on 08/20/2019.
- Commitment Term (TC), to support the management of REBIO Uatumã: R$ 16,647,000.00
    - Comments: The shares are still in its initial phase, consisting only of a Work Plan for the five-year period 2019-2024, divided into the following shares and totaling R$ 16,647,000.00 (R$ 3,299,400.00 for each of the 5 years).
        - Protection of Conservation Units: R$ 7,675,000.00;
        - Integration Program with the Surroundings: R$ 2,218,500.00;
        - Infrastructure and Operationalization: R$ 4,366,000.00;
        - Research and Monitoring Program: R$ 2,017,500.00;
        - Management Milestones: R$ 370,000.00.

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Records and Registrations| Estimate of Investments and Expenses

  - According to a Memorandum prepared by the Environment Advisory of **AmGT** (PMA 118/2019), on 08/12/2019, this requests, for the Legal Advice of **AmGT**, a legal opinion aiming at the conclusion of this commitment. In this way, the TC has not yet been established, as well as term and necessary resources. **AmGT**, according to information from the Environment Advisory, understands that the value needs to be negotiated and considers that a period of 05 years is the maximum to be considered. All these issues are being examined by the **AmGT** Board of Directors.

- Shares for the release of manatee specimens: R$ with no defined value
  - Comments: As informed by **AmGT**'s Environment Advisory, initially, there is no definite cost for the initial works and exams. However, **AmGT** is in contact with INPA to verify any future costs of the reintegration process of individuals.

- Notices of infringement related to the Electron Plant and Block I of the Mauá Complex: R$ 1,217,781.00
  - Comments: It is under discussion with **AmGT** to understand whether the values are already provisioned in accounting and/or projections. In any case, the values were considered, totaling R$ 1,217,781.00 (infraction records related to the Electron Plant and Block I of the Mauá Complex).

- Remediation of possible environmental liabilities: R$ 39,600,000.00.
  - Comments: Any estimate made, without better understanding, can be used in a misguided way, which will effectively depend on a work of evaluation and investigation of soil and groundwater conditions, as suggested in Action 06. Therefore, if the expectation is that this value "can make all the difference in the final cost of acquisition", it is suggested that preliminary and confirmatory evaluations be carried out as part of the acquisition process, especially the areas of complexo Mauá.
  - Although we do not agree with **Eletronorte**'s request to present an estimate even with inaccuracies and without adequate and sufficient technical bases, an estimate was made, using information on:
    - Potential area of intervention, as are the target areas of the Warehouse UHE Balbina, Complexo Mauá and UTE Aparecida (estimated for preliminary evaluation and confirmatory investigation);
    - Maximum depth of contamination of 0.3m;
    - Absence of groundwater contamination, even though it has a preliminary understanding that the land of the facilities is potentially sandy;
    - R$ 500.00/m3 of waste collected and destined for industrial landfill class 1.

The total estimated value was R$ 65,765,800.00.

Action 11 - Monitoring, by external company, of the development and operationalization of shares 01 to 09

In order for the management of environmental aspects to be effective, it is suggested the monitoring, by external company, of the development and operationalization of actions 01 to 10 suggested.

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Attachments

Introduction	92
Risk Management	94
Environmental Conflicts and Regularizations	111
Records and Registrations	135
Final Considerations	137
Attachments	151

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Attachments | Estimate of Investments and Expenses

(R$)

Action	Description	Investment or Expense	2019	2020	2021	2022	2023
1	Operationalization of the Environmental Management System guided by the ABNT NBR ISO 14001:2015 standard	Expense (consulting)	312,500	250,000	125,000	125,000	62,500
2	Preparation, implementation and operationalization of a plan to evaluate and monitor potential environmental responsibilities associated with existing and disabled facilities and operations	Expense (consulting)	250,000	62,500	62,500	62,500	62,500
3	Preparation, implementation and operationalization of a plan to monitor legal requirements, environmental constraints and possible non-conformities in environmental management	Expense (consulting)	250,000	250,000	150,000	150,000	150,000
4	Construction of temporary storage shelters of waste and unviable materials, as well as improvement in warehouses	Investment (asset improvement)	703,199	703,199			
5	Improvement of the functional framework of the Environment Advisory	Expense (personal)	487,498	487,498	487,498	487,498	487,498
6	Conducting research study of environmental liabilities	Expense (consulting)	1,811,271				
7	Implementation of improvements in environmental controls of UTE Aparecida, Japiim Warehouse, CPPQMA (CPPQMA, CPPMA and Fish Farming), UHE Balbina Almoxarifado and UHE Balbina (Administrative Office)	Investment (asset improvement)	169,485				
7.1	Improvement of the Water and Oil Separator of UTE Aparecida (01 of them)		23,123				
7.2	Septic tank, anaerobic filter and sinkhole systems		146,362				
8	Monitoring of management and management actions of Independent Energy Producers (PIE).	Expense (consulting)	175,000	175,000	175,000	175,000	175,000
9	Implementation and operation of small landfill in Vila Balbina and closure of the current dump	Investment (asset improvement)	267,325	122,640	122,640	122,640	122,640
10	Complementary actions and associated costs		15,144,691	13,872,910	12,249,400	12,249,400	12,249,400
10.1	Recovery/reconstruction of the building of the Balbina Environmental Protection Center (CPA):	Investment (asset improvement)	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
10.2	Laboratory analysis, conservation, packaging and final guard of the archaeological collection of Balbina	Investment (asset improvement)	1,623,510	1,623,510			
10.3	Commitment Term (TC) to support the management of Uatumã REBIO	Expense	3,329,400	3,329,400	3,329,400	3,329,400	3,329,400
10.4	Actions for the release of manatee specimens	Expense					
10.5	Electron Plant and Block I Mauá Complex Infringement Autos	Expense	1,271,781				
10.6	Remeasurement of possible environmental liabilities	Investment (asset improvement)	7,920,000	7,920,000	7,920,000	7,920,000	7,920,000
11	Monitoring by an external company of the development and operationalization of actions 01 to 09.	Expense (consulting)	150,000	150,000	150,000	150,000	150,000
	Total		**19,720,968**	**16,073,746**	**13,522,038**	**13,522,038**	**13,459,538**

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Due Diligence
Regulatory/Contractual/Legal

Projeto Amazonas GT - Due Diligence Executive Summary

Objective | Scope | General Conditions | Glossary | Executive Summary

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Introduction

Introduction 161

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Introduction | Objective

We present below our comments on the main legal aspects identified in the Tax Due Diligence made by Deloitte Consultores at Amazonas Geração e Transmissão de Energia S.A. ("**AmGT**"), in view of the evaluation of the feasibility of the acquisition of all shares of the Brazilian Electric Power Plants S.A. ("**Eletrobras**") in **AmGT** by Centrais Elétricas do Norte do Brasil S.A. ("**Eletronorte**").

The purpose of this report is to present an overview of **AmGT**'s current legal situation with regard to regulatory, contractual and litigation aspects, covering the civil, labor, tax and administrative areas. Our work was based only on the information and documents made available until August 6, 2019 ("base date") by **AmGT**, by: (i) documents made available in the virtual data-room (VDR); (ii) meetings and telephone contacts with the management and managers of **AmGT**; and (iii) electronic correspondence exchanged with **AmGT**.

We clarify that we do not conduct any other independent investigation into the information provided by **AmGT** or regarding the existence of any undisclosed contingencies.

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Introduction | Scope

The information contained in this report is based only on documents and information made available to us until August 6, 2019, i.e. all information provided by **AmGT** by: (i) documents made available on the virtual data-room ("VDR"); (ii) meetings and telephone contacts with the management and managers of **AmGT**; and (iii) electronic correspondence exchanged with **AmGT**.

This report was drawn up on the basis of the following premises: (i) all copies of the documents provided are in accordance with their original documents to which they relate; (ii) all documents provided have been duly authorized by the respective parties and constitute valid, binding and effective obligations of the parties, and are the most up-to-date documents signed by the parties or issued by the government bodies competent; (iii) all signatures of the documents analyzed are true; and (iv) all the information included in the documents analyzed is true, complete and accurate.

This report was prepared also based on the scope e assumptions discussed between Deloitte Consultores and **Eletronorte**.

Some of the information requested from **AmGT** during our work has not been made available. Such information has an impact on the findings of this Report. Where these pending issues are referred to in this Report, it should be assumed that such information has already been requested from **AmGT**, but has not been made available.

The indicated aspects such as materials and/or with impact on the transaction stem solely from the analysis of the available information, our technical knowledge and its judgment.

If this Report needs to be updated with respect to events or circumstances that occur after the deadline set between Deloitte Consultores and **Eletronorte**, a new contract must be executed between the Parties concerned.

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Objective | Scope | General Conditions | Glossary | Executive Summary

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Introduction | General Conditions

The objective of our work is to: (i) analyze the main regulatory and commercial contracts of which **AmGT** is a party to identify clauses that may impact the consummation of the transaction; (ii) to analyze the main regulatory licenses necessary for **AmGT** to operate in accordance with the rules currently in force; and (iii) analyze contingencies that are currently under administrative, judicial or arbitral discussion involving **AmGT** ("Materialized Contingencies").

We emphasize that our work did not understand the following activities:

i. Legal Due Diligence regular, scope of Legal Due Diligence was limited to the areas previously selected by the Company;

ii. The assessment of contingencies that may arise from procedures adopted by **AmGT** in the normal course of its business in civil, labor and tax matters (for example, we do not check whether and **AmGT**'s contractual obligations are being fulfilled);

iii. Survey of administrative and judicial proceedings unknown or not submitted to our analysis;

iv. Compliance with the practices adopted by **AmGT** with Brazilian anti-corruption legislation;

v. Compliance with the practices adopted by **AmGT** with Brazilian data protection legislation;

vi. Analysis of criminal aspects involving **AmGT**, its shareholders and administrators; and

vii. Analysis of legal aspects relating to other companies in the same economic group as **AmGT**, as well as related to **AmGT** shareholders

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Introduction | Glossary

- ANEEL - Agência Nacional de Energia Elétrica;
- CCEAR - Contract for the Purchase and Sale of Electricity in the Regulated Contracting Environment, in which the parties carry out operations for the purchase and sale of electricity, between selling agents and distribution agents, preceded by bidding, subject to the cases provided for by law, according to Marketing Rules and Procedures according to the provisions of the Decree 5,163/2004;
- CCVE - Contract for the Purchase and Sale of Electricity in the Environment of Free Contracting, in which the parties carry out operations for the purchase and sale of electricity, through freely negotiated bilateral contracts, in accordance with specific Marketing Rules and Procedures, in accordance with decree no. 5,163/2004
- CCEE - Câmara de Comercialização de Energia Elétrica;
- MME – Ministério das Minas e Energia;
- PIE - Independent Producer of Electric Energy. Which is the legal entity or undertakings gathered in consortium that receive concession or authorization from the granting power to produce electricity intended for trade of all or part of the energy produced at their own risk;
- UHE - Hydroelectric Power Plant; and
- UTE - Thermoelectric Power Plant.

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Objective | Scope | General Conditions | Glossary | Executive Summary

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Introduction | Executive Summary

Provisional Act No. 855/2018

In November 2018, the Federal Government issued Provisional Act 855 ("MP 855"), which directly affects **AmGT**'s thermoelectric plants. MP 855 allows the anticipation of **AmGT**'s power delivery obligation, using the plants available for production by allowing the operation of the units after the end of contracts. Thus, the following UTEs can be used for anticipation purposes: UTE Aparecida and 5 independent energy producers (Ponta Negra, Manauara, Cristiano Rocha, Tambaqui and Jaraqui) from May 2025.

If the amount of anticipation of the electricity originally contracted (Sales auction) is greater than the volume carried by the anticipation, the seller will waive the rights corresponding to the surplus energy portion.

The anticipation of the obligation to deliver energy will occur under the original conditions of the auction, in other words, the other plants (UTE Aparecida and COMPLEXO PIEs) start operating in the regulated sector ACR until 2030, along the lines of the original contract of the Mauá auction 3.

Closure of the deverticalization process

As informed by the Company's Management, in August 2018 ANEEL recognized the completion of **AmGT**t's deverticalization process, which resulted in the following movements, as listed below:

- Transfer of Contracts with Independent Energy Producers (PIE's) to AmGT;
- Transfer of the Contract with the Independent Energy Producer - Coari to **AmGT**, with regard to the supply of natural gas;
- Transfer of the Gas Contract with CIGÁS, allowing the transfer of four own-generation assets to **AmGT**, which operate in an isolated system, and their respective assets, including the ANaman, Anori, Caapiranga and Codajás UTEs; and
- The entire transfer of the gas contract allowed the transfer of the contracts of purchase and sale of energy of the five independent producers.

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Introduction | Executive Summary

Term of Operation of the Units (Marketing Contracts)

Through the information presented and according to discussions with the Company's Management, the term of the marketing contracts, aligned with the operation of the units, are in its entirety illustrated as below:

UHE Balbina1
UTE Mauá 3
UTE Aparecida
Small Cities Complex
PIEs2
Transmitting 3
Coari4
2019
2020
...
2025
2026
2027
...
2030
CCEAR
CCVEE
Transmission Contract

Source: Analyses Deloitte

[1] Termination of the contract on February 28, 2027.
[2] CCVEE until 05/31/2025, moving to CCEAR until November 30, 2030.
[3] Termination of the contract on March 31, 2020.
[4] Start of Operation on July 1, 2019.

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Introduction | Executive Summary

Regulatory Contracts - Attention points and exhibitions

- Below is the summary with the potential and main exhibitions related to the Regulatory Contracts identified in our legal due diligence work, in accordance with the scope agreed with DTT and based on the information that was made available by management of **AmGT**. The other points of attention were properly addressed during the analysis of each Regulatory Contract.

- Criterion for selecting Regulatory Contracts: initially it was agreed that amgt's 15 most relevant Regulatory Contracts, for **AmGT**, would be made available in the VDR. However, several documents relating to several contracts were made available, totaling a number greater than 15. After alignment with the administration of **AmGT** and **Eletronorte** so that the 15 most relevant Regulatory Contracts were indicated, the following contracts were selected based on the matter, amount involved, validity and variety, in order to evaluate in a the broader contractual situation of **AmGT**:

a) Natural Gas Supply Contract No. OC 1902/2006 (upstream);

b) Natural Gas Purchase and Sale Contract No. OC 1902/2006 (downstream);

c) Contract for the Purchase and Sale of Electricity 001/2018, from PIE GERA Amazonas;

d) Contract for the Purchase and Sale of Electricity 002/2018, from PIE Manauara;

e) Contract for the Purchase and Sale of Electricity 003/2018, from PIE Breitener Jaraqui;

f) Contract for the Purchase and Sale of Electricity 006/2018, from UTE Anamã;

g) Contract for the Purchase and Sale of Electricity 007/2018, from UTE Anori;

h) Contract for the Purchase and Sale of Electricity 008/2018, from UTE Caapiranga;

i) Energy Marketing Contract in the Regulated Environment 34324/14, with connection to the UTE Cristiano Rocha;

j) Energy Marketing Contract in the Regulated Environment 34325/14, with connection to the UTE Manauara;

k) Energy Marketing Contract in the Regulated Environment 34326/14, with connection to the UTE Ponta Negra;

l) Energy Supply Contract No. OC 1815/2005 - PIE Breitener Tambaqui;

m) Energy Supply Contract No. OC 1816/2005 - PIE Breitener Jaraqui;

n) Energy Supply Contract No. OC 1819/2005 - PIE RAESA;

o) Energy Supply Contract No. OC 1820/2005 - PIE Marauara; and

f) Energy Supply Contract No. OC 1821/2005 - PIE GERA Amazonas.

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Introduction | Executive Summary

Regulatory Contracts - Attention points and exhibitions (cont...)

- Relationship of Regulatory Contracts: Cited contracts are interconnected with each other, as demonstrated in the following organization grams. Moreover, it should be noted that part of the contracts were initially signed by Amazonas Distribuidora de Energia S.A. and, after the deverticalization process, were transferred to **AmGT**, while others were signed between **AmGT** and Amazonas Distribuidora de Energia S.A. also due to the deverticalization process, in accordance with order No. 3.127/2018 of ANEEL;

- Regulatory Contracts signed under the aegis of Provisional Measure 814/2017 ("MP 814/2017") and Provisional Measure 855/2018 ("MP 855/2018"): referred to MPs were published, respectively, on December 28, 2017 and November 13, 2018, and deal with the contractual compatibility, without contractual burden, of the gas supply period with the commitment of energy delivery of Auction A-5/2014, in the Regulated Contracting Environment - ACR, in order to mitigate the issue of the idleness of the pipeline after the closure of the current commitments of Aparecida UTE and PIEs, as well as relevant onerosities. It turns out that the contracts signed under the aegis of MP 814/2017 and MP 855/2018, including additives, may have their questionable effects, as provided in Article 62, paragraph 11 of the Federal Constitution;

- Termination in the event of default - With regard to Natural Gas Supply Contract No. 1902/2006 and the Natural Gas Purchase and Sale Agreement No. 1902/2006, in the event of unpaid default within 45 days of receipt of notification, the notifying party may unilaterally resolve the respective agreement and should also be indemnified by the party who gave cause to the termination;

- Termination in the event of revocation of authorization or government license – CCVE 001, CCVE 002, CCVE 003, CCVE 006, CCVE 007 and CCVE 08 establish as a hypothesis of contractual termination the revocation of authorization or governmental or regulatory license indispensable to the performance of the activities and obligations provided for in the contract, including, but not limited to, the granting of public service, permission or authorization, of either party;

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Introduction | Executive Summary

Regulatory Contracts - Attention points and exhibitions (cont...)

- Absence of ANEEL and/or CCEE authorized order relating to the future assignment of **AmGT** Regulatory Contracts: From a regulatory point of view, in accordance with current legislation, certain energy marketing contracts in Brazil are regulated by the Government, so that corporate transactions that alter the composition of one of the parties to the aforementioned contracts, as well as contractual change arising from such transactions, condition the endorsement of the respective regulator. However, such analysis is conditional on the definition of the corporate transaction to be implemented in order to evaluate the specific legislation relevant to the subject;

- From the consent of the parties to the assignment of the Regulatory Contracts: From a contractual point of view, each regulatory agreement analyzed has its specificity, best described in the following analysis tables. However, briefly, we clarify that there are 2 (two) types of authorisation for assignment: (i) those conditioned to the express authorisation of the other party and annuent actors; and (ii) those who already have as prior authorized assignment, observed at the conditions provided for in each contract;

- From the Take or Pay conditions: Upstream and Downstream Contracts establishes gas withdrawal schedules, which should be observed by **AmGT** under penalty of paying fines, and which vary depending on the provisions of the same clause, and may result in the termination of the contract if the respective payments are not made within the specified period. Whereas gas is used as fuel for power generation in other contracts signed by **AmGT**, as indicated in the organization chart, we recommend attention in its provisions, since any termination would result in the unfeasibility of much of **AmGT**'s operations.

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Introduction | Executive Summary

Commercial Contracts - Attention points and exhibitions

- Below is the summary with the potential and main exhibitions related to commercial contracts identified in our legal due diligence work, in accordance with the scope agreed with DTT and based on the information that was made available by management of **AmGT**. The other points of attention were properly addressed during the analysis of each Commercial Agreement.

  a) Criterion for selecting Commercial Contracts: initially it was agreed that **AmGT**'s 15 most relevant Commercial Contracts would be made available in the VDR. However, a spreadsheet containing all current contracts was made available. After alignment with the administration of **AmGT** and **Eletronorte** so that the 15 most relevant Commercial Contracts were indicated, the following contracts were selected based on the matter, amount involved, validity and variety, in order to evaluate in a the broader contractual situation of **AmGT**;

  b) Assignment and Contractual Termination: The chances of contractual assignment and termination are specific to each contract and should be verified in the detailed analyses carried out;

  c) Change in corporate control and/or reorganization: Whereas **AmGT** is a Mixed Economy Company and that part of the Commercial Contracts have been signed with public companies, it is important to warn that there is an express provision in Law No. 8,666/93, which characterizes as chances of termination the merger, the division, the incorporation, as well as a change of control if it impairs the execution of the contract. In this way, it will be important to evaluate the possibility of maintaining commercial contracts depending on the format of the corporate transaction to be implemented; and

Regulatory Occurrences - Attention points and exhibitions

- Below is the summary with the potential and main exhibitions related to regulatory occurrences identified in our legal due diligence work, in accordance with the requested scope agreed with DTT and based on the information that has been provided by the **AmGT** administration. The other points of attention were properly addressed during the analysis of each Regulatory Occurrence.

  a) Babina UHE Infraction Notices – 2 (two) infringement notices have been identified in which the decision on likely fine to be imposed on **AmGT** is pending for non-observation of the time limit for compliance with dam-related obligations and not presentation within the deadline of the Installation Report on the procedures to be observed by dealers and authorized hydroelectric power generation for the installation, operation and maintenance of hydrometric stations. Aforementioned Regulatory Occurrences should be taken into account in the event of possible assignment of **AmGT**'s obligations;

  b) Administrative Process - Corporate Restructuring: A regulatory occurrence was identified that discusses the progress and approval of the proposal of the "Second Additive Term to the Generation Concession Agreement No. 001/2010-ANEEL" and "New Contract for the Concession of Electricity Generation" related to the Balbina UHE. From a regulatory point of view, it is not possible to evaluate the terms and conditions inherent in the future assignment of the aforementioned contract, considering that its content has even been approved. Thus, we emphasize that such a contract should be the subject of attention in the corporate transaction in view of the unfeasibility of assessing the possibility of assignment at present.

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Introduction | Executive Summary

Certificates

- Uncontrolled civil processes: identified 2 processes that are not included in **AmGT** controls;
- Labor lawsuits: 124 labor cases identified that are not included in **AmGT** controls;
- Processes in the Federal Revenue Service of Brazil: 11 lawsuits were identified in proceedings before the Brazilian Internal Revenue Service that are not included in the controls of **AmGT**;
- Protest Certificates: two duplicates protested on behalf of **AmGT** identified.

Disputes

- Absence of contingency policy: **AmGT** does not have a formalized policy that defines contingency criteria, based only on CPC 25. It is noteworthy that only probable causes are the subject of provisioning.
- Weaknesses of the current provisioning methodology: possible distortions and balance sheet, passive possibly undervalued; and absence of analytical analysis for each done to confirm probable cash output.
- Points of attention:

  a) Control and conduct of processes of other companies, due to the process of deverticalization of the **Eletronorte** Group;
  b) Divergence of the number of actions compared to the information contained in the Certificates;
  c) Control and conducting processes of "El Paso";
  d) Lack of control of processes derived from the principal, such as resources and embargoes on execution;
  e) Absence of loss prognostic update for cases already closed;
  f) Lack of segregation of regulatory causes of civil causes;
  g) Lack of full copy of certain processes;
  h) Divergence in relation to the probability of loss in relation to specific cases (Annular Action No. 0068004-26.2011.4.01.3400, Embargoes on Execution No. 0246682-58.2011.8.04.0001 and Labor Complaint No. 0002142-50.2017.5.11.0001).

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Due Diligence **Tax**

Projeto Amazonas GT - Due Diligence Executive Summary

Tax and Labor
Exhibitions

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Executive Summary

Executive Summary 167

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167

Tax and Labor Exhibitions

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Executive Summary | Tax and Labor Exhibitions

BRL000	Main	Spontaneous Payment (Min.)	Notice of Infringement (Max.)
1. Non-Deductible Provisions	61.758	77.709	111.649
2. El Paso Monetary Update	4.488	5.625	8.094
3. Exchange Variation	1.237	1.532	2.212
4. Impairment	11.440	14.230	20.522
5. Non-deductible expenses	3.400	4.304	6.174
6. Accessory Obligations	23.709	23.709	23.709
TOTAL	**106.032**	**127.109**	**172.360**

Summary of relevant items

- This table demonstrates the summary of the potential tax and labor exposures identified so far in our due diligence work, referring to the **AmGT** Project, in accordance with the scope requested by the Client and based on the information that has been provided by the management of **AmGT**, for the period 2018 to March 2019.

Summary Reading

Main: we consider as main the original amounts of potential debts, without any increase in fine or interest;

- Spontaneous Payment (Minimum): we consider the possibility of spontaneous regularization by the **AmGT** administration, for which the main payment will be required plus a late payment fine, in addition to legal interest and labor charges (where applicable);
- Notice of Infringement (Maximum): we consider the hypothesis of an inspection by the tax authorities, by which the principal will be required to pay a fine of duty, in addition to legal interest and labor charges (where applicable);
- Risk: risk assessment of loss in case of materialization of items, to be determined by your legal advisors.

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Accounting-Financial Due Diligence

Projeto Amazonas GT - Due Diligence Executive Summary

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Scope and bases of our work

The information available for the due diligence process was limited, not allowing full accomplishment with the scope agreed with the Client

Scope

The scope of our work is defined in Appendix 2 of our contract (the "Contract"). The period under review comprises the years ended December 2017, 2018 and March 2019.

Schedule

- The virtual "data room" ("VDR") was released on 22 March 2019.
- A kick-off meeting occurred on 26 March 2019.
- Additionally, there were several conference calls with the Company's Management between 28 March and 2 September, 2019, to discuss pending items and questions about the Company's financial statements.

Access and information sources

In addition to conference calls, additional questions and requests were presented in the formal "Q&A" process, being the documentation available through VDR and email.
However, some of the questions and requests presented were not answered by the date this Report was issued.

Discussion and information from	Cintia Conceição	Accounting Superintendent
	Maria Suely	Financial Director Assistant
	Michael Fridman	Administrative and Financial Director

Scope limitations

Our work was limited by information requested and not provided, which are listed in Appendix A3 of our Report, including but not limited to:

- Understanding of income accounts impacted by ESS expense recoveries;
- Estimate for regulatory balance rectifier account;
- Explanation for "leasing" amortization balance to pay, in the amount of R$410m recorded as credit (revenue) in Income Statement;
- Estimate for demobilization of thermoelectric plants (UTE Flores, UTE São José and UTE Iranduba), whose operations were closed in June 2019; and
- Aging list of accounts receivable and payable for December 2017 and December 2018.

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Executive summary

Executive summary 171

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Adjusted balance sheet | EBITDA | Net debt and NWC | Monthly Income Statement | Monthly working capital | Other points of attention

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Executive summary | Adjusted balance sheet

Total adjustments proposed to the Company's assets in March 2019 is -R$379,346k and it is mostly impacted by accounts receivable overdue for more than 90 days

Balance sheet - Assets

		Dec 18			Mar 19		
R$000	Ref.	TB	Adj.	Adjusted	TB	Adj.	Adjusted
Current							
Cash and cash equivalents	[6]	85,673	-	85,673	443,570	[-]	443,570
Accounts receivable	[11] / [12]	842,921	(233,779)	609,142	997,261	(372,285)	624,976
Hydrologic risk renegotiation - GSF	[13]	1,125	(1,125)	-	1,125	(1,125)	-
Inventory	[14]	16,318	[-]	16,318	16,399	[-]	16,399
Recoverable taxes		88,712	-	88,712	193,819	-	193,819
Judicial deposits	[9]	134,868	(5,937)	128,931	58,190	(5,937)	52,254
Deposits and collateral		132,583	-	132,583	-	-	-
Concession contract assets		41,543	-	41,543	41,543	-	41,543
Other assets		79,218	-	79,218	79,066	-	79,066
Total current assets		**1,422,960**	**(240,840)**	**1,182,120**	**1,830,971**	**(379,346)**	**1,451,625**
Non-current							
Judicial deposits		108,551	-	108,551	113,595	-	113,595
Concession contract assets		140,991	-	140,991	140,991	-	140,991
PP&E		3,037,775	-	3,037,775	3,015,299	-	3,015,299
Intangible		5,868	-	5,868	5,868	-	5,868
Total non-current assets		**3,293,184**	**-**	**3,293,184**	**3,275,753**	**-**	**3,275,753**
Total assets		**4,716,145**	**(240,840)**	**4,475,304**	**5,106,724**	**(379,346)**	**4,727,378**

Source: audited trial balances for Dec17 and Dec18 and unaudited trial balances for Mar19.

Basis of preparation

- The following table and on the next page present the analysis of the Company's adjusted balance sheet, prepared based on the audited balance sheets of December 2018 and unaudited balance sheets of March 2019, in addition to management information provided by the Management.

Due diligence adjustments

- Among the adjustments identified, stands out the impacts on the balance of accounts receivable: (i) **adjustment [11]** accounts receivable over 90 days past due, that amounted to R$233,779k in December 2018 and R$334,985k in March 2019; and (ii) **adjustment [12]** difference between Management controls and balance sheets of R$37,300k in March 2019.
- In addition, the following adjustments were identified::
  - Difference between 2017 bank statements and balance sheets (adjustment **[6]**, with no impact on the table);
  - Write-off of the hydrologic risk renegotiation balances which, as informed by Management, was estimated higher than the actual and will not be recovered (adjustment **[13]**);
  - Amounts recorded as judicial deposits that remain the same for the last 3 years (adjustment **[9]**); and
  - Management informed that it does not have inventory control as the balance is not material to the Company (adjustment **[14]**).

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Executive summary | Adjusted balance sheet

The main adjustment to the Company's liabilities refers to the possible write-off of accounts payable to AmD, which must be compensated against receivables from this Company

Balance sheet - Liabilities

		Dez 18			Mar 19		
R$000	Ref.	TB	Adj.	Adjusted	TB	Adj.	Adjusted
Current							
Suppliers		525,517	-	525,517	416,081	-	416,081
Loans and financing		1,200,925	-	1,200,925	1,402,727	-	1,402,727
Commercial leasing		152,122	-	152,122	153,891	-	153,891
Payroll and social charges	[8]	22,269	2,589	24,858	28,594	-	28,594
Taxes payable		445,125	-	445,125	558,617	-	558,617
Corporate taxes		65,261	-	65,261	115,202	-	115,202
Related parties	[7]	42,920	(42,917)	4	36,408	(30,691)	5,716
Sectorial charges		26,249	-	26,249	28,778	-	28,778
Other liabilities		10,212	-	10,212	6,865	-	6,865
Total current liabilities		**2,490,600**	**(40,328)**	**2,450,273**	**2,747,162**	**(30,691)**	**2,716,471**
Non-current							
Loans and financing		1,101,219	-	1,101,219	1,122,024	-	1,122,024
Commercial leasing		823,993	-	823,993	795,106	-	795,106
Related parties		569,900	-	569,900	581,903	-	581,903
Contingencies		59,332	-	59,332	65,653	-	65,653
Other liabilities	[10]	8,839	[-]	8,839	8,839	[-]	8,839
Total non-current liabilities		**2,563,284**	-	**2,563,284**	**2,573,524**	-	**2,573,524**
Equity							
Capital		445,628	-	445,628	445,628	-	445,628
Asset evaluation		(5,194)	-	(5,194)	(5,194)	-	(5,194)
Retained profit/loss		(945,518)	(200,513)	(1,146,031)	(778,173)	(348,655)	(1,126,828)
Profit/loss		167,345	-	167,345	123,778	-	123,778
Total equity		**(337,740)**	**(200,513)**	**(538,253)**	**(213,962)**	**(348,655)**	**(562,617)**
Total liabilities		**4,716,145**	**(240,840)**	**4,475,304**	**5,106,724**	**(379,346)**	**4,727,378**

Source: audited trial balances for Dec17 and Dec18 and unaudited trial balances for Mar19.

Comments

- AmGT's liabilities in March 2019 comprise mainly balances payable to suppliers, loans and financing (current and non-current), taxes payable, commercial leasing and related parties (current and non-current).

Due diligence adjustments

- **Adjustment [7]**: according to the 2018 audited financial statements, the related parties accounts will be settled with the amounts payable to 'Amazonas Distribuidora' ("AmD") - R$30,691k, with receivables from this same company – R$431,855k – recorded in accounts receivable.
- **Adjustment [8]**: refers to the amount of profit sharing payable for December 2017, which was provisioned only in 2018.

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Executive summary | EBITDA

The Company's adjusted EBITDA increased from R$248,890k in FY18 to R$496,687k in LTM March 19 mainly due to the start-up of the Mauá 3 plant

Adjusted EBITDA

R$000	FY17	FY18	LTM	3m19
Reported EBITDA	76,165	799,168	1,000,108	328,036
Potential DD adjustments	(210,297)	(479,260)	(451,378)	(71)
Adjusted EBITDA	**(134,132)**	**319,908**	**548,729**	**327,965**
as % of net revenues	554,494	776,955	1,403,329	732,913
Accounting EBITDA	*13.7%*	*102.9%*	*71.3%*	*44.8%*
Adjusted EBITDA	*(24.2%)*	*41.2%*	*39.1%*	*44.7%*

Source: audited trial balances for FY17 and FY18 and unaudited trial balances for 3m19, Management info and DTT analysis

Adjusted EBITDA summary

- Potential adjustments identified during the due diligence refers primarily to non-recurring revenue and expenses, non-cash items and/or related to past events, which were reversed in the adjusted EBITDA calculation, as summarized below:
  1. Reversal of lease, without cash effect;
  2. Reversal of expenses recovery, which account's nature is non-recurring;
  3. Losses with notifications, recorded in 2018, but refers to 2016 and 2017;
  4. Reversal of impairment provision, without cash effect; and
  5. Provision/reversal of contingencies (reversal of R$14,340k in FY17 and constitution of R$5,846k in FY18), balance write-off with El Paso, transferred to AmGT through the split of AmD in 2015.

EBITDA bridge - reported x adjusted - LTM Mar19

1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
BRL000
1
2
3
4
5
1,000,108
(410,475)
(67,906)
43,149
(33,581)
17,434
548,729
Reported EBITDA
Lease rev. Exclusion
Rev. de rec. de desp. diversas
Losses with notifications
Impairment provision rev.
Others
Adjusted EBITDA

Source: audited trial balances for FY17 and FY18 and unaudited trial balances for 3m19

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Executive summary | Net debt and NWC

Total reclassifications between net debt and working capital totalized R$ 618,099k in March 2019, mainly impacted by the reclassification of tax arrears on expense recovery

Net debt

R$000	Dec 17	Dec 18	Mar 19
Financial debt	(1,975,863)	(2,216,472)	(2,081,181)
Other debt-like items	(540,041)	(502,834)	(636,220)
Reported net debt	**(2,515,904)**	**(2,719,306)**	**(2,717,400)**
Reclassifications from/to WC	(237,032)	(490,304)	(618,099)
Net debt after reclassifications	**(2,752,936)**	**(3,209,610)**	**(3,335,499)**
Due diligence adjustments	40,963	36,979	24,755
Adjusted net debt	**(2,711,973)**	**(3,172,631)**	**(3,310,744)**
Other items for consideration			
Financial assets	283,921	182,533	182,533
Commercial lease	-	(976,115)	(948,997)

Source: audited trial balances for Dec 17 and Dec 18 and unaudited trial balances for Mar 19

Net debt summary

- The Company's financial debt consists of loans with its parent company, Eletrobrás, net of amounts held in bank accounts and short-term investments.
- Other debt-like items comprise mainly related party payables (current and non-current), judicial deposits (current and non-current), corporate taxes ("IRPJ" and "CSLL") and provision for contingencies.
- Reclassifications between net debt and working capital refer mainly to tax payables on recovery of overdue expenses and overdue suppliers.
- Due diligence adjustments to the Company's net debt mainly refer to the potential write-off of accounts payable to AmD, which must be settled with receivables from AmD.

Adjusted working capital

R$000	Dec 17	Dec 18	Mar 19
Trade working capital	108,095	333,722	597,579
Other working capital items	(281,220)	(202,216)	(348,844)
Reported working capital	**(173,125)**	**131,505**	**248,735**
Reclassifications from/to net debt	**237,032**	**490,304**	**618,099**
Working capital after reclassifications	**63,907**	**621,809**	**866,834**
Due diligence adjustments	**(95,475)**	**(234,904)**	**(373,410)**
Adjusted working capital	**(31,568)**	**386,905**	**493,424**
Adjusted DSO (accounts receivable collection)	*251*	*282*	*77*
Adjusted DPO (suppliers payment)	*121*	*86*	*43*

Source: audited trial balances for Dec 17 and Dec 18 and unaudited trial balances for Mar 19

Working capital summary

- Operating working capital of the Company refers to receivables for the generation and transmission of energy, the Company's inventory and amounts payable to suppliers.
- Other working capital items are mainly composed of tax payable and recoverable amounts.
- Due diligence adjustments refer mainly to the potential write-off of receivables overdue more than 90 days and to the difference observed between Management controls and the balance sheet.

Project Amazonas GT - Due Diligence Executive Summary 175

Adjusted balance sheet | EBITDA | Net debt and NWC | Monthly Income Statement | Monthly working capital | Other points of attention

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Executive summary | Monthly Income Statement

Revenue peaks observed in August and September 2018 refer to Mauá 3 tests. Management informed that all costs/expenses incurred during testing were reimbursed.

The fluctuation observed in 2019 refers to the start-up of UTE Mauá 3.

Net revenues, costs and operating expenses - LTM

300,000
225,000
150,000
75,000
-
(75,000)
(150,000)
(225,000)
(300,000)
(375,000)
(450,000)
BRL000
Abr 18
Mai 18
Jun 18
Jul 18
Ago 18
Set 18
Out 18
Nov 18
Dez 18
Jan 19
Fev 19
Mar19
Net revenues
Costs
Operating exp. net of reimbursement

Source: audited trial balances for FY18 and unaudited trial balances for 3m19

Increase in fuel expenses in Aug18 (R$ 131,481k), due to the Mauá 3 tests. This amount was not fully offset by the recovery of ESS expenses recorded in August 2018 (R$113,087k). Apparently, there is a temporal "mismatch" between the expense recorded and the amount recovered.

It refers to the reversal in Sep 18 of the total balance of impairment provisions of financial assets. Management did not explain entries recorded in September.

Refers to the recording of the leasing payable amortization, amounting to R$410m recorded as a credit on the income statement. Management has not explained the accounting entry performed.

Project Amazonas GT - Due Diligence Executive Summary 176

Adjusted balance sheet | EBITDA | Net debt and NWC | Monthly Income Statement | Monthly working capital | Other points of attention

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Executive summary | Monthly Income Statement

First quarter 2019 accounting result was negatively impacted by the reduction in the recoverable value of ESS. Management has not provided additional information on ESS values and CCC gas recovery from January 2019.

Lease and fuel expenses and ESS and CCC gas recovery - LTM

200,000
150,000
100,000
50,000
-
(50,000)
(100,000)
(150,000)
(200,000)
(250,000)
BRL000
Abr 18
Mai 18
Jun 18
Jul 18
Ago 18
Set 18
Out 18
Nov 18
Dez 18
Jan 19
Fev 19
Mar19
Net impact
Lease
Fuel
ESS and CCC gas recovery

Source: audited trial balances for FY18 and unaudited tiral balances for 3m19

Project Amazonas GT - Due Diligence Executive Summary

177

Adjusted balance sheet | EBITDA | Net debt and NWC | Monthly Income Statement | Monthly working capital | Other points of attention

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Executive summary | Monthly working capital

The Company's working capital is mainly impacted by accounts receivable, suppliers and taxes payable. The main due diligence adjustment refers to the reclassification of PIS and Cofins payable on ESS recovery (R$530,359k), which the Company has been questioning in court

The increase in working capital after reclassifications observed in March 2019 (R$866,834k) refers to the start-up of the Mauá 3 plant, which resulted in the increase mainly of accounts receivable.

Monthly working capital

1,500,000
1,000,000
500,000
-
(500,000)
(1,000,000)
(1,500,000)
Jan 17
Fev 17
Mar17
Abr 17
Mai 17
Jun 17
Jul 17
Ago 17
Set 17
Out 17
Nov 17
Dez 17
Jan 18
Fev 18
Mar18
Abr 18
Mai 18
Jun 18
Jul 18
Ago 18
Set 18
Out 18
Nov 18
Dez 18
Jan 19
Fev 19
Mar19
Accounts receivable
Inventory
Suppliers
Hydrologic risk renegotiation - GSF
Recoverable taxes
Other assets
Payroll and social charges
Taxes payable
Sectorial charges
Other liabilities
Reported WC
WC after reclassifications[1]

Notes: [1] excluding the reclassifications of overdue suppliers and fixed asset suppliers, the potential write-off of receivables and difference between management controls and balance sheets since we had access to end-of-period information only.
Source: audited trial balances fro Dec17 and Dec18 and unaudited trial balances for Mar19

Project Amazonas GT - Due Diligence Executive Summary 178

Adjusted balance sheet | EBITDA | Net debt and NWC | Monthly Income Statement | Monthly working capital | Other points of attention

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Executive summary | Other points of attention

Legal claim filed by El Paso against Eletrobrás was assessed as a "probable loss risk of loss" by Target's legal advisors, and must be reimbursed by AmGT – provision recorded in the balance sheet of R$581,903k as at March 2019

Due diligence area	Observation	Implications
Upon migration of the net assets from AmD occurred in Jun15, AmGT recorded in its balance sheet amounts related to the liability regarding the legal claim filed by El Paso Rio Negro	• The Company recorded a liability of R$581,903k in the balance sheet of March 2019, relating to the lawsuit filed by El Paso Rio Negro ("El Paso") against the holding company Eletrobras, which is the guarantor of the contract signed between El Paso and Manaus Energia, later derived to AmGT. • The lawsuit is mainly due to the non-payment of energy bills by Manaus Energia or its parent company, Eletrobras, plus interest and penalties related to the lawsuit.	• The amount is recorded in the Company's balance sheet and relates to the updated amount of the claim, since it was assessed as "probable risk of loss" by the Company's legal advisors.
The Company acquired energy from three plants, which were shut-down in June 2019, but there is no provision in the balance sheet for demobilization costs and/or environmental risks	• The Company acquired energy generated from three thermoelectric plants (UTE Flores, UTE São José e UTE Iranduba), through asset lease agreement and fuel supply. • According to Management, (i) these plants are unprofitable, once they are outdated and have operational inefficiency, the costs of energy generated exceeds the revenue obtained from the resale of this energy; and, (ii) these plants were shut-down in June 2019, after the completion of Mauá 3 plant.	• Management informed that no disbursement was made in order to demobilize these assets and there is no provision recorded in the balance sheet as at March 2019. • Costs to demobilize such assets may result in future cash outflows to AmGT, which are not provisioned in March 2019 balance sheet. Management has not provided information on the potential costs of demobilizing such assets. • We suggest Client to discuss this matter with its legal advisors in order to verify the existence of any environmental risks and costs resulting from such demobilization of these assets.

Project Amazonas GT - Due Diligence Executive Summary

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Deloitte.

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Amazonas Geração e Transmissão de Energia S.A.

Business Valuation Report

Base-Date: December 31st, 2018

Deloitte Touche Tohmatsu Consultores Ltda.

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Index

Important Notes	05
Companies Description	08
Valuation Methodologies	16
Received Documents	19
Assumptions and Projections: General	21
Assumptions and Projections: Operational	24
Valuation Results	35
Appendix	37

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Important Notes

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Important Notes

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1. Deloitte Touche Thomatsu Consultores Ltda. ("**Deloitte Consultores**") was hired by the Managements of Centrais Elétricas Brasileiras S.A. - Eletrobras ("**Eletrobras**"), to prepare this Business Valuation Report ("Report") Amazonas Generation and Transmission of Energy ("**AmGT**" or "**Company**"), as of December 31st, 2018, in order to support them within **Eletrobras'** Extraordinary General Assembly – AGE, that will deal with the approval of the referral Purchase and sale process of **AmGT**.
2. It is important to emphasize that this Report, is a "*mirror image*" of our evaluation work previously the contract by **Eletronorte** and **Eletrobras**, as determined by RES 876/2018 of 10/12/2018, in order to define the transfer value of all shares owned by **Eletrobras** in **AmGT** to **Eletronorte**. The documents resulting from this engagement, Due Diligence report and Financial and Business Valuation Report of **AmGT**, were delivered respectively on 09/27/2019 and 02/10/2019 and are references to the above-mentioned trnascation process.
3. The Valuation engagement was based, among others, on the following information or documents made available to Deloitte Consultores (i) **Company**'s balance sheet on the base date of the evaluation; (ii) **AmGT**'s historical financial and operational information; (iii) **AmGT**'s Business Plan; (iv) public information about the **Company**'s sector of activity; and (v) discussions with the Managements of **AmGT** and **Eletronorte** regarding past performance and future expectations about the **Company**'s business. The detailing of the documents analyzed is described in the chapter "Documents Received".
4. Our engagement did not include any independent verification of the data and information provided by the **Eletronorte** and/or **AmGT's** Managements, nor does it constitute an audit as per generally accepted auditing standards. Accordingly, we are not rendering any opinion on the financial statements of **AmGT** or **Eletronorte** or on the information provided to us.
5. The estimates and projections provided and discussed with **AmGT** and **Eletronorte** Managements, particularly those which occurrence depends on future uncertain events reflect the best assessment of their Managements regarding the future performance of Company's operations and its market.
6. It is important to emphasize that Deloitte Consultores is not responsible and does not provide guarantees regarding the realization of the premises, projections and results presented in this Report, because these are embodied in perspectives and strategic plans of the **Eletronorte** and/or **AmGT** Managements.
7. This Report does not represent a proposal, request, advice or recommendation by Deloitte Consultores on the making of investments in the **Company**, or the purchase or sale of its shares, which must be negotiated between stakeholders, that decision of sole and exclusive responsibility of its shareholders and potential investors.
8. Deloitte Consultores cannot be held liable for direct or indirect losses or lost profits resulting from the use of this Report.

6

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Important Notes

8. This Report is not intended for general circulation, nor can be reproduced or used with another purpose than that aforementioned without our previous written authorization either. We assume no responsibilities or contingencies for damages caused or fortuitous loss incurred by any of the parties involved as a result of the circulation, publication, reproduction or use of this document with a purpose different from the proposed one; and
9. We reserve the right, but do not bind ourselves, to revise all the calculations included or referred to in this Report if we so judge it necessary, and to reconsider our Company's shares equity value estimate in light of any information that comes to our knowledge after the issue of this Report.

7

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Companies Description

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Companies Description

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Eletrobras

Created in 1962, **Centrais Elétricas Brasileiras S.A. – Eletrobras** is a publicly traded company, with shares traded in the stock exchange. The Company has its operations divided into generation, transmission and distribution of electricity.

Eletrobras is the controller of:

- seven electric power generation and transmission subsidiaries;
- a research center; And
- a holding company.

In addition, **Eletrobras** has:

- 50% of Itaipu Binacional's share capital;
- 172 partnerships for the development of new enterprises through Specific Purpose Societies ("SPE") in Brazil; and
- minority shareholdings in 29 electricity companies.

According to Management report from December 2018, **Eletrobras** reached the total installed generation capacity of 49.801 MW (30.5% of the country's total) and a transmission line mesh of 71.068.000 km (47.3% of the total lines above 230 kv), respectively. In the distribution segment, **Eletrobras** serves more than 7 million people.

Eletrobras' operations and respective shareholdings are represented below:

Eletrobras
Holding
Cepel
Eletropar
Generation and Transmission
Generation
Distribution
Furnas
Chesf
Eletronorte
Eletrosul
Amazonas GT
Eletronuclear
CGTEE
Itaipu 50%
Distribuição Alagoas
Distribuição Amazonas

*Source: **Eletrobras'** Management*

9

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Companies Description

Eletronorte

Eletronorte, founded in 1973, is a mixed-economy company controlled by **Eletrobras**, which operates in the power generation and transmission segment and is headquartered in the city of Brasilia.

Eletronorte is present in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima, São Paulo and Tocantins. Additionally, **Eletronorte** supplies electricity to other Brazilian regions, through the National Interconnected System - SIN, with the exception of the state of Roraima, where it operates in the Isolated System - SIS.

According to Management Report from 2018, **Eletronorte**'s power plant portfolio has installed power of 8.904MW and consists of 4 hydroelectric plants with an installed capacity of 8,860MW and 2 thermoelectric plants with a capacity of 44MW. **Eletronorte** has 11.695 km of Transmission Lines, in addition to 57 substations.

Eletronorte's main projects are presented below:

State	Hydroelectric Power Plant	Thermoelectric Power Plant	Substations (Units)	Substations (MVA)	Lines (Km)
Acre	-	UTE Rio Acre UTE Rio Branco I UTE Rio Branco II	3	607	600,00
Amapá	UHE Coaracy Nunes	UTE Santana	9	756	505,69
Amazonas	-	-	-	450	88,62
Maranhão	-	-	10	9.633	2.525,51
Mato Grosso	-	UTE Araguaia	9	3.197	2.869,72
Pará	UHE Tucuruí UHE Curuá-Uma	UTE Santarém	14	18.930	2.659,10
Rondônia	UHE Samuel	UTE Rio Madeira	7	1.950	1.740,10
Rondônia/ São Paulo	-	-	2	10.977	-
Roraima	-	UTE Senador Arnon Afonso Farias de Mello	1	302	190,20
Tocantins	-	-	2	426	516,57

*Source: **Eletronorte**'s Management*

10

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Companies Description

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AmGT

Amazonas Energia S.A., originally called Manaus Electric Lightning Company, was founded in 1895, working in the areas of power generation, transmission, distribution and commercialization. Since then, it has been incorporated by the Government of the State of Amazonas and, subsequently, had its control assumed by **Eletrobras**. In 2009, there was a change in its corporate name to Amazonas Distribuidora S.A. ("**AmD**"), a privately held company in the State of Amazonas, operating in the North Region system.

With the connection to the National Interconnected System, **AmD** has not met the specific legislation of the sector. This inadequacy motivated the creation of a process for the deverticalization of **AmD**, with the version of its assets, rights and obligations linked to the activities of power generation and transmission for a new company, **AmGT**. Incorporated in 2013 on a pre-operational basis, it starts its operation in 2015 as a wholly owned subsidiary of **AmD** and in 2018 had its share control transferred to **Eletrobras**.

According to Management Report from 2018, **AmGT**'s power plant portfolio has installed power of 1.503MW and consists of 1 hydroelectric power plants and 7 thermoelectric plants, in addition to transmission assets, totaling six substations in 230 kV and power lines of transmission associated.

UTE Mauá 3

AmGT's largest thermoelectric power plant, UTE Mauá 3 was originally designed with the aim of replacing less efficient plants with high fuel cost in the isolated system.

With the interconnection of Manaus to the SIN, in 2013, the energy to be generated by UTE Mauá 3 was traded/negotiated at the 20th New Energy Auction, held in November 2014. At the time, the energy produced during the entire concession period was marketed, which begins in 2019 and extends until 2030.

UTE Mauá 3 has installed power of 590.75MW and uses natural gas as a main source of fuel. The plant was originally sized to supply electricity in a combined gas and steam cycle, which definitely went into commercial operation in December 2018.

UHE Balbina

The Balbina Hydroelectric Power Plant is installed on the Uatumã River, a affluent of the left bank of the Amazon River, in the municipality of Presidente Figueiredo/AM, distant 192 km from Manaus.

The installed power is 250 MW, with five generating units moved by Kaplan-type turbines, with 51,50 MW of nominal power each (drop of 21,72 m).

11

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Companies Description

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UTE Aparecida

The Aparecida Thermoelectric Power Plant is located in the neighborhood of Nossa Senhora de Aparecida in the city of Manaus/AM and consists of 6 generating units distributed in two Blocks.

Block I consists of two fuel oil generating units that are out of operation and two generating units converted for bifuel operation that currently operate only with natural gas.

Block II consists of two generating units also converted for bifuel operation and currently operate only with natural gas.

PIEs Complex

AmGT has energy purchase and sale contracts with five Independent Energy Products (PIEs): UTE Cristiano Rocha, UTE Manauara, UTE Ponta Negra, UTE Jaraqui and UTE Tamaqui. The contracts have on the reversal of assets for **AmGT** at the end of its term in May 2025.

Located in the city of Manaus, together, the PIEs Complex has installed power of 482 MW and currently serves a contracted power of 305 MW.

Interior Complex

The Interior Complex, implemented from 2010 to 2013, consists of four thermal power generation plants, located in the municipalities of Anamã, Anori, Caapiranga and Codajás.

The total installed power of the four units is 14,38 MW, with effective power of 11,51 MW, and all operate as isolated systems and with gas engines.

In early 2019, the UTEs Anamã, Anori, Caapiranga and Codajás were effectively transferred, which were operated until then by Amazonas Energia (Distributor).

Transmission

The **AmGT** transmission complex consists of transmission lines and basic network border substations, with 230/138/69 kV of voltage levels..

Transmission assets will be auctioned in December 2019, remaining in operation under **AmGT** until March 2020.

12

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Companies Description

AmGT

The operations of **Amgt** are as presented below:

Generation
UHE
Balbina
UTE's
Aparecida
Mauá 3
UTE's Locadas
Flores
Iranduba
UTEs Of Their Own Generation
PIEs
Transmission
SE Balbina
LE Balbina Cristiano Rocha
LT Balbina Lechuga
SE Cristiano Rocha
LT Cristiano Rocha Lechuga
LE Balbina Cristiano Rocha
SE Manaus
LT Lechuga Manaus Line 1
LT Lechuga Manaus Line 2
SE Mauá 3
LT Jorge Teixeira Mauá 3 Line 1
LT Jorge Teixeira Mauá 3
SE Jorge Teixeira
LT Jorge Teixeira Mauá 3 Line 1
LT Jorge Teixeira Mauá 3 Linha 2
SE Lechuga
LT Cristiano Rocha Lechuga
LT Balbina Lechuga
LT Lechuga Manaus Lines 1 e 2
SE Presidente Figueiredo
Conected on LT Balbina Lechuga

*Source: **Company**'s Management*

The main characteristics of the plants and their current contracts are:

Type	Power Plant	Installed Power (MW)	Contracted Power (MW)	Contract Mode
Own UTE	Aparecida	166,0	145,0	CCEAR
Own UTE	Mauá 3	590,8	484,4	CCEAR[1]
Own UTE	Balbina	249,8	130,3	CCVEE
Usina Interior	Anamã	2,2	2,1	CCVEE
Usina Interior	Anori	4,6	4,5	CCVEE
Usina Interior	Caapiranga	2,2	2,1	CCVEE
Usina Interior	Codajás	5,5	5,4	CCVEE
PIE Capital	Cristiano Rocha	85,4	65,0	CCVEE[2]
PIE Capital	Tambaqui	89,5	60,0	CCVEE[2]
PIE Capital	Jaraqui	72,8	60,0	CCVEE[2]
PIE Capital	Manauara	68,3	60,0	CCVEE[2]
PIE Capital	Ponta Negra	166,0	60,0	CCVEE[2]

*Source: **Company**'s Management.*

[1] 38 contracts from UTE Mauá 3.
[2] Current until May 2025, when operations begin in the CCEAR modality.

13

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Companies Description

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Term of Operation of the Units

Through the information presented and according to discussions with the **Company** Management, the term of operation of the units is configured as below:

UHE Balbina[1]
UTE Mauá 3
UTE Aparecida
Interior Complex
PIEs[2]
Transmitting[3]
Coari[4]
2019 2020 ... 2025 2026 2027 ... 2030
CCEAR
CCVEE
Transmission Contract

Source: Analysis Deloitte

[1] Contract expiration on February 28th. 2027.
[2] CCVEE until 31/05/2025, going to CCEAR until Novemberth, 2030.
[3] Contract expiration on March, 31th, 2020.
[4] Operation starting on July 1st, 2019.

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14

Companies Description

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AmGT's Audited Balance Sheet in 31/12/2018:

(R$ thousand)

Assets	Base Date 12/31/2018
Cash Equivalents	41.729
Marketable Securities	43.944
Clients	842.921
Hydrological Risk Renewal	1.125
Recuverable Taxes	88.712
Collateral and Labor Deposits	267.451
Inventory	16.318
Financial Assets	41.543
Other Accounts Receivable	79.217
Total current assets	**1.422.960**
Collateral and Labor Deposits	108.551
Financial Assets	140.991
Other Accounts Receivable	1
Total long-term assets	**249.543**
Net Intangible Assets	5.868
Net Fixed Asset	3.037.774
Total fixed asset	**3.043.642**
Total assets	**4.716.145**

Source: ***Company***'s *Management*

(R$ thousand)

Liabilities	Base Date 12/31/2018
Suppliers	525.517
Loans	1.200.925
Collectable Taxes	510.127
Estimated Obligations	22.528
Sectorial Charges	26.249
Affiliates and Subsidiaries Obligations	42.921
Other Accounts Payable	10.212
Leases Operation	152.122
Total current liabilities	**2.490.601**
Loans	1.101.219
Post-Employment Benefits	8.839
Legal Obligations	59.332
Affiliates and Subsidiaries Obligations	569.900
Leases Operation	823.993
Total long-term liabilities	**2.563.283**
Shareholders' Equity	445.628
Patrimony Valuation Adjustments	(5.194)
Accumulated Losses	(778.173)
Equity capital	**(337.739)**
Total liabilities	**4.716.145**

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Valuation Methodologies

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Valuation Methodologies

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	Income Approach	***Asset Approach***	***Market Approach***
Application	Used to appraise going concerns, with a focus on their potential capacity to generate future profits.	Used to appraise holding companies or businesses no longer capable of generating an adequate return on investment, in which case they should be liquidated.	Used to appraise going concerns, with a focus on their potential capacity to generate future profits.
Methods	• Discounted cash flow: ***Company***'s future operating cash flows discounted to present value. • Capitalization of profits: normalized historical profits are capitalized by index (capitalization rate).	• Appraisal of assets and liabilities at liquidation or market value, and adjustment of the ***Company***'s equity accordingly.	• Guidelines Public Companies: application of market multiples obtained from the capital market (e.g. share price/earnings). • Guidelines Transaction Multiples: refers to past transactions involving comparable companies to obtain the price paid/sales, EBITDA, etc.
Main Advantages	• Considers the most relevant and intrinsic aspects of the business. • Accepted worldwide as the most complete and suitable method.	• Easy to apply.	• Reference to market parameters. • Provides best value estimate in the case of acquisition of shareholding control.
Main Disadvantages	• Assumptions and projections may involve a high degree of subjectivity. • Appropriate discount rate calculation. • Relevant residual value (perpetuity).	• Does not reflect the ***Company***'s potential value. • Not suitable for appraising intangible assets.	• Data not always available to the public. • Difficulty in determining the comparability of guideline data. • Difficulty in defining a sample of guideline companies.

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Valuation Methodology
Discounted Cash Flow

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Considering the objective of the study and the expectations of profit and cash generation in the future and that their quota holders have no intention of terminating their operational activities, the Income Approach, more specifically, the Discounted Cash Flow Method was adopted to estimate **AmGT**'s Equity Value, as detailed below:

This method assumes that the value of a business is directly associated with its future net operating cash flows, at present value.

Deloitte
Experience
Expertise
Historical analysis
Search
Knowledge
Client
BUSINESS PLAN
Strategy
Operations
Market
Investments
Projections Year ...
Projections Year 2
Projections Year 1
Net Operating Revenue
(-) Operating Costs and Expenses
(+) Depreciation and Amortization
(=) EBITDA
(-) Income Tax
(-) Capex
(-) Working Capital
Free Cash Flow Before Debt
Residual Value
Based on the reversal of fixed assets, the settlement of the working accounts and the decommissioning costs, the present value, at the end of each concession.
Discount Rate
Enterprise Value
Net Debt
Equity Value

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Received Documents

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Received Documents

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The estimates and assumptions applied in this study were based on documents and information, mostly provided by **Eletronorte**'s and **AmGT**'s Management, and public sources. These documents include, among others, the following:

- Financial statements for the periods ended December 31st, 2016, 31st December 2017 and 31st December 2018;
- Annual analytical balance sheet for 2015 and monthly for the period from January 2016 to December 2018;
- Projection of energy dispatch in average MW for the period from January 2019 to December 2023;
- Thermal units' Heat Rate updated;
- Business Plan of the Company, prepared by the **AmGT**'s, **Eletronorte**'s and **Eletrobras**' Managements;
- Concession Agreement for Generation, Authorization Resolutions and Supply Contracts with Independent Producers;
- Contracts for the supply of natural gas and their additives;
- Contracts for the purchase and sale of electricity (CCVEE) of the plants: UHE Balbina, UTE Anamã, UTE Anori, UTE Caapiranga, UTE Codajás, UTE Ponta Negra, UTE Manauara, UTE Jaraqui, UTE Tambaqui, UTE Cristiano Rocha and UTE Coari;
- Energy trading contracts in the regulated environment (CCEAR) of the plants: UTE Mauá 3, UTE Aparecida, UTE Ponta Negra, UTE Manauara
- Macroeconomics data projections;
- Due Diligence Report for **AmGT** elaborated by Deloitte Consultores;
- Deloitte's database and other public information.

In addition to using the documents and information already mentioned, we also conducted meetings with **AmGT**'s, **Eletrobras**' and **Eletronorte**'s Managements in order to obtain information that allowed us to enhance our understanding of the **Company**'s business caracteristics and expectations for future business.

20
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Assumptions and Projections

General

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Assumptions and Projections

General Assumptions

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The main assumptions and considerations that marked our estimate were elaborated from information provided by the **Eletronorte**'s and **AmGT**'s Managements, which were discussed and analyzed, and are described in detail in this Report. Next, we present a summary of the main assumptions adopted:

- The base date of this evaluation is December 31st, 2018;
- **AmGT** was evaluated by the Income Approach methodology, based on discounted cash flow at present value, and the projections of cash flows generated by its operations include the period from January 1st, 2019 to November 30th, 2030 (year in which the gas contract expires);
- The projections were made based on information from **AmGT**'s current valid contracts, managerial historical results and the Company's Business Plan, provided by the **Eletronorte**'s, **Eletrobras**'s and **AmGT**'s Managements;
- The projected values are presented in nominal terms, that is, include inflationary expectation for the projected period;
- The values are expressed in thousands of Reais (R$ Thousand), except when otherwise mentioned;
- This evaluation considers only the projection of operating results (debt-free model);
- To calculate the present value, the half-rate convention was adopted on the premise that **AmGT**'s cash flow is generated homogeneously throughout the year;
- **AmGT**'s economic and financial assessment includes the adjustments and comments presented in **AmGT**'s Due Diligence Reports (see Appendixes II and III);
- To estimate the economic value of **AmGT**, the following cash generating units (UGC): UTE Mauá 3, UHE Balbina, UTE Aparecida, PIEs Complex, Interior Complex, Transmission and Corporate were considered. The Corporate UGC includes the operation of UTE Coari and the PiEs until May 2025;
- At the end of the concession, the present value of the reversal of the remaining working capital was considered (see adjustment in the chapter "Valuation Results"), as well as the receipt of the residual value of the indemnities of assets and eventual sales/settlements, when applicable;
- Discount rate of 4.40% p.a. in real terms (no inflationary expectation) and inflated by the projection of base date IPCA, as reported by the **Eletronorte**'s and **Eletrobras**' Managements.
- The projections include the current conditions of the Natural Gas Supply Contract, signed between the Companhia de Gás do Amazonas (Cigás) and **AmGT**, as well as reimbursement by the Fuel Consumption Account (CCC) according to current calculation parameters and use of the use of the balance of Paid and Non-Withdrawal Quantity (QPNR) of gas, accumulated during the period in which the contract belonged to **AmD**;
- PIE Coari: as informed by the **Company**'s Management, the only impact provided for by the transfer of **AmD**'s contract to **AmGT** occurs in the administration of the supply of natural gas to the independent producer; and
- Heat Rates: The heat rate of each UTE was considered, as provided by the **AmGT**'s Management.

22

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Assumptions and Projections

General Assumptions

Macroeconomic Data

Expectations for macroeconomic data on the base-data of the evaluation are presented below:

Anual Assumptions	2019	2020	2021	2022	2023	2024
IPCA [1]	4,48%	3,82%	3,74%	3,72%	3,82%	3,82%
IGPM [1]	7,10%	4,00%	3,84%	3,81%	3,95%	3,95%
Dólar	3,70	3,80	3,88	3,94	4,00	4,07
Henry Hub	3,10	3,25	3,24	3,33	3,56	3,84

Anual Assumptions	2025	2026	2027	2028	2029	2030
IPCA [1]	3,82%	3,82%	3,82%	3,82%	3,82%	3,82%
IGPM [1]	3,95%	3,95%	3,95%	3,95%	3,95%	3,95%
Dólar	4,14	4,21	4,28	4,35	4,43	4,43
Henry Hub	4,20	4,39	4,52	4,72	4,84	5,00

*Source: **Eletronorte**'s Management*
[1] Data were used until May 2019, which were extracted from the Brazilian Institute of Geography and Research (IBGE).

AmGT's Managment's Assumptions

As established by the **AmGT** Management, the following premises were considered:

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23

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Assumptions and Projections

Operational

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Assumptions and Projections
Gross Revenue

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Gross Revenue – UHE Balbina

UHE Balbina sells energy in the Free Contracting Environment (FtA) through its respective Contract for the Purchase and Sale of Electric Energy (CCVEE).

Depending on the contracted price assumptions and dispatch volume designed in line with the Company's business plan, we present the projected Gross Revenue of The Balbina UHE:

Gross Revenue (R$ million)

End of the Concession on February 28th, 2027
4,6%
3,6%
3,7%
3,7%
4,1%
3,5%
3,8%
-83,3%
373
390
404
419
435
452
468
486
81
2019
2020
2021
2022
2023
2024
2025
2026
2027
Projected
% Growth

Gross Revenue – UTE Aparecida

UTE Aparecida sells energy in the Regulated Contracting Environment (ACR) through its respective Electrical Energy Marketing Agreement in the Regulated Environment (CCEAR).

According to the price and volume of order assumptions contracted, we present the following projected Gross Revenue of UTE Aparecida:

Gross Revenue (R$ million)

End of the Concession on November 30th, 2030
4,4%
3,8%
3,7%
4,2%
4,9%
5,1%
4,7%
4,2%
4,3%
4,1%
-5,1%
331
346
359
372
388
407
428
448
467
487
507
481
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Projected
% Growth

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25

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Assumptions and Projections

Gross Revenue

Gross Revenue – UTE Mauá 3

UTE Mauá 3 sells energy in the Regulated Contracting Environment (ACR) through their respective Contracts for the Commercialization of Electricity in the Regulated Environment (CCEAR).

According to the price and volume of order assumptions contracted, we present the following the projected Gross Revenue of UTE Mauá 3:

Gross Revenue (R$ million)

End of the Concession on November 30th, 2030
3,8% 4,4% 2,4% 5,6% 4,9% 5,2% 4,8% 4,2% 4,3% 4,1% -5,1%
1.099 1.140 1.190 1.219 1.287 1.350 1.419 1.488 1.550 1.617 1.683 1.597
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Projected
% Growth

Gross Revenue – Interior Complex

The Interior Complex, composed of the Plants UTE Codajás, UTE Anori, UTE Caapiranga and UTE Anamã, sells energy in the Free Contracting Environment (ACL) through its respective Contract for the Purchase and Sale of Electric Energy (CCVEE).

According to the price and volume of order assumptions contracted, we present the following the projected Gross Revenue of the UTEs of the Interior Complex:

Gross Revenue (R$ million)

End of the Concession on November 30th, 2030
4,6% 3,6% 3,7% 3,7% 4,1% 3,5% 3,8% 3,8% 4,1% 3,5% -5,3%
117 123 127 132 137 142 147 153 159 165 171 162
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Projected
% Growth

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26

Assumptions and Projections

Gross Revenue

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Gross Revenue – PIEs Complex

The PIEs Complex, composed of the UTE Cristiano Rocha, UTE Jaraqui, UTE Manauara, UTE Ponta Negra and UTE Tambaqui, from May 31st, 2025 will commercialize energy in the Regulated Contracting Environment (ACR) through their respective Contracts of Commercialization of Electricity in the Regulated Environment (CCEAR), as informed by **AmGT**.

According to the price and volume of order assumptions contracted, we present the following the projected Gross Revenue of the UTEs of the PIEs Complex:

Gross Revenue (R$ million)

Start of operation on June 1st, 2025 and increase in Fixed Contractual Revenue
67,1%
7,2%
4,3%
4,1%
-5,3%
565
944
1.012
1.056
1.099
1.041
2025
2026
2027
2028
2029
2030
Projected
% Growth

Gross Revenue – Transmission

As informed by the **Company**'s Management, Transmission will remain operational until March 31st, 2020, when they will have their control granted as a result of the auction scheduled for December 2019.

The Transmission Gross Revenue was designed according to the Annual Revenue Allowed (RAP) calculated by the National Electric Energy Agency (ANEEL) and informed by **AmGT**.

Transmission Projected Gross Revenue is presented below:

Gross Revenue (R$ million)

Contractual RAP Adjustment
0,0%
7,8%
0,0%
0,0%
12,13
12,13
13,08
13,08
13,08
1T 2019
2T 2019
3T 2019
4T 2019
1T 2020
Projected
% Crescimento

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27

Assumptions and Projections

Gross Revenue

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Gross Revenue – Corporate

Gross Revenue classified as "Corporate" includes the operation of UTE Coari and the PIEs Complex from January 2019 to May 2025.

According to the price and volume of order assumptions contracted, we present the following projected Gross Revenue of corporate UTEs:

Gross Revenue (R$ million)

Transfer of the PIEs Complex to AmGT's assets
11,6%
3,6%
3,7%
3,7%
4,1%
-47,8%
-75,3%
3,8%
4,0%
3,6%
-5,0%
1.414
1.578
1.635
1.696
1.760
1.831
956
236
245
255
264
251
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Projected
% Growth

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28

Assumptions and Projections

Deductions

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ICMS and PIS/Cofins

Deductions form Revenue comprises VAT (Pis, Cofins and ICMS), were calculated in accordance with current legislation, in line with the tax regime and the characteristics of each asset and supply contract (CCEARs, CCVEEs and RAP) in which the **Company** is inserted.

P&D

According to the sixth clause of **AmGT**'s Generation Concession Agreements, subclause 8, the **Company** must apply annually the percentage of 1% on Net Revenue for the purposes of Research and Development of the Electrical Sector.

Sector Charges

Sector Charges were considered in accordance with current regulations and applicable to **AmGT**. In the **Company**'s Management business plan, three sectoral charges are considered on the gross revenue of the:

a. Global Reversal Reserve (RGR);

b. Electrical Energy Services Surveillance Fee (TFSEE):

c. Financial Compensation for the Use of Water Resources (CFURH).

Deductions (R$ million)

Transfer of assets from the PIEs Complex to AmGT and end of the concession of the UHE Balbina
End of AmGT Operation in November 2030
6,9% 3,4% 3,4% 3,9% 4,2% -6,9% -8,6% -11,1% 0,3% 4,0% -5,2%
918 982 1.015 1.050 1.091 1.136 1.058 967 860 862 897 850
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
ICMS
PIS/Cofins
P&D and Sectorial Charges
% Growth

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29

Assumptions and Projections

Net Revenue

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Net Revenue

The following are **AmGT**'s total Net Revenue, considering the generation, transmission and contracts operations under pass through system:

Net Revenue (R$ million)

Transfer of assets from the PIEs Complex to AmGT and end of the concession of the UHE Balbina
End of AmGT Operation in November 2030
5,7% 3,6% 3,3% 4,5% 4,5% -3,9% -4,7% -4,8% 2,3% 4,1% -5,1%
2.466 2.607 2.700 2.788 2.915 3.046 2.926 2.788 2.655 2.717 2.827 2.682
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Projected
% Growth

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30

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Assumptions and Projections

Operational Costs and Expenses

PMSO

Projections regarding costs and expenses with personnel and social charges, materials and products, third-party service and other operating expenses (PMSO) were carried out in a segregated manner among **AmGT** CGUs, which were designed with based on the Business Plan of the **Company**'s Management, as well as in its fixed or variable nature.

Fuel

As previously reported, **AmGT** has a natural gas purchase contract, which hires a total volume of 5,420 thousand m^3 per day for its operation. The contract has take or pay feature in 70% of the daily volume (3.8 million m^3/day) and in annual volume of 80% of the daily volume (4.3 million m^3/day).The costs arising from fuel consumption were designed respecting all the characteristics of that natural gas purchase contract.

Tax credits

As informed by **AmGT**'s Management, the acquisition of fuel generates PIS/Cofins and ICMS credits. Thus, throughout the projections, these credits were considered on the incidence of taxes on the billing of all CGUs.

Reimbursement via Fuel Consumption Account (CCC)

As informed by the **AmGT** Management, the Company receives coverage by the Fuel Consumption Account (CCC) through the Electric Energy Trading Chamber (CCEE) of part of the fuel cost, being refunded from the amounts paid corresponding to the transport parcels and distribution margin.

The reimbursement received by **AmGT** of the transport parcels and gas distribution margin also provides that the entire credit portion of PIS/Cofins and ICMS that is not used in **AmGT**'s operation will also be reimbursed, according to premises discussed with the **Company**'s Management

Sector Charges

For the electricity generating units, two sectoral charges were considered, according to the premises of the **Company**'s Administration, and these were:

a. EUST: Transmission System Use Charge;

b. EUSD: Distribution System Use Charge;

c. Renegotiation hydrological risk of the Balbina UHE, according to an eel's order No 240 of January 28 th, 2016; and

d. ONS and CCEE: associative monthly fees collected from the National Electric System Operator (ONS) and the Electric Energy Trading Chamber (CCEE).

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31

Assumptions and Projections
EBITDA

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EBITDA

According to the premises described above, we present below **AmGT**'s projected EBITDA:

EBITDA (R$ million)

34%
37%
34%
38%
38%
36%
41%
45%
40%
39%
39%
39%
835
953
927
1.065
1.104
1.092
1.194
1.244
1.058
1.055
1.105
1.050
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Projected
% Net Revenue

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32

Assumptions and Projections
Other Assumption

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Depreciation

For depreciation expenses for existing assets and new investments, depreciation rates used by **AmGT** on the base date were considered.

Investments

The investments were segregated as follows:

- UHE Balbina and UTE Aparecida: estimated additional investments in maintenance for the period 2019 to 2023, which correspond to the values necessary to adapt the operational conditions of the plants to meet their contractual obligations of according to The Operational Technical Due Diligence Report prepared by Deloitte Consultores;
- Environmental: throughout the project period, additional investments were considered for the management of environmental aspects and impacts, according to the Environmental Due Diligence Report prepared by Deloitte Consultores; and
- Maintenance: throughout the entire projecting period, the expenditures necessary for the maintenance of operations, already included in the Materials and Services accounts of each Cash Generating Unit, were considered.

Working Capital

The components of the working capital were individually designed, based on their respective historical behavior and the adequacy to projected activity levels.

Income Tax and Social Contribution

Income Tax and Social Contribution on profit were calculated according to the legislation in force on the base date of work, in line with the real profit taxation regime, in which the **Company** is currently inserted.

On the base date of the work, the **Company** had a accumulated fiscal loss balance of R$ 257.770 thousand, so that the compensation of these losses was projected according to current legislation.

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33

Assumptions and Projections

Economic Adjustments

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Economic Adjustments

The non operational assets and liabilities added or reduced from the value of the **Company**'s operations were obtained from the balance sheets on the base date. The balances and their accounts are demonstrated in the following table:

(R$ thousand)

Economic Adjustments		
Cash Equivalents	85.673	(a)
Collateral and Labor Deposits	370.065	(b)
Other Accounts Receivable	79.217	(c)
Loans and Charges	(2.302.144)	(d)
Affiliates and Subsidiaries	(569.904)	(e)
Tax Contingencies	(59.332)	(f)
Other Liabilities	(16.714)	(g)
Due Diligence Adjustments	(127.109)	(h)
Total	**(2.540.248)**	

a) Cash equivalents: cash and cash equivalents;

b) Collateral and Labor Deposits: refer to legal security and deposits;

c) Other Accounts Receivable: compensation in duplicate of UTE Mauá 3 referring to the validity of the 5th Additive to the Instrument according to Cigás and difference receivable between the contractual provisional price and the ANP rate, advance to suppliers, advance expenses and other;

d) Loans and Charges: long term loans with Eletrobras;

e) Affiliates and Subsidiaries: refer to the outstanding balance with Related Parties;

f) Tax Contingencies: provisions for payment of tax contingencies;

g) Other Liabilities: post-employment benefit provisions, collateral and other accounts payable; and

h) Due Diligence Adjustments: potential tax and labor exposures identified throughout the Tax Due Diligence process.

Residual Value/Asset Sales

As detailed in the "General Assumptions", after the end of the concessions, the sale of the assets of UTE Mauá 3 and the transmission assets during the project period was considered, according to the values shown below:

(R$ thousand)

Residual Value/ Assets Sales	2019	2020	2021	2022	2023	2024
Mauá 3[1]	-	-	-	-	-	-
Transmission[2]	-	339.144	-	-	-	-
Total	-	**339.144**	-	-	-	-
Discount Factor	0,9168	0,8459	0,7810	0,7213	0,6655	0,6139
Adjusted Total	-	**286.878**	-	-	-	-

(R$ thousand)

Residual Value/ Assets Sales	2025	2026	2027	2028	2029	2030
Mauá 3[1]	-	-	-	-	-	702.174
Transmissão[2]	-	-	-	-	-	-
Total	-	-	-	-	-	**702.174**
Discount Factor	0,5664	0,5226	0,4821	0,4448	0,4104	0,3812
Adjusted Total	-	-	-	-	-	**267.646**

[1] Remaining accounting balance in the period of UTE Mauá assets 3.
[2] Amount reported in the Transmission Asset Assessment Report provided by AmGT from the base date in May 2018 and corrected by inflation until March 2020. Additionally, the depreciated accounting balance of investments made after May 2018 and assets classified as "LT Balbina/Manaus CD 230 KV" was considered, which were not considered in the Evaluation Report.

34

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Valuation Results

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Valuation Results
Equity Value

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Base Scenario

Based on the methodology adopted, considerations, assumptions and also on the information provided by the **AmGT**'s, **Eletronorte**'s and **Eletrobras**' Managements, described above, we estimate the economic value of the **Company**, as following:

(R$ thousand)

Valuation Results	
Present Value Cash Flow	**5.023.468**
Econoci Adjustments	(2.540.248)
Working Capital Liquidation	92.483
Residual Value/Asset Sales	554.524
Equity Value	**3.130.227**

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36

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Appendix

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Appendix I
Projected Income Statement

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(R$ million)

Income Statement	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Gross Revenue	**3.384**	**3.589**	**3.715**	**3.838**	**4.005**	**4.182**	**3.984**	**3.755**	**3.515**	**3.579**	**3.724**	**3.532**
% Growth	n.a.	6%	4%	3%	4%	4%	-5%	-6%	-6%	2%	4%	-5%
Generation	1.920	1.998	2.080	2.142	2.246	2.351	3.028	3.519	3.269	3.324	3.459	3.281
% Growth	n.a.	4%	4%	3%	5%	5%	29%	16%	-7%	2%	4%	-5%
Transmission	50	13	-	-	-	-	-	-	-	-	-	-
% Growth	n.a.	-74%	-100%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Corporate	1.414	1.578	1.635	1.696	1.760	1.831	956	236	245	255	264	251
% Growth	n.a.	12%	4%	4%	4%	4%	-48%	-75%	4%	4%	4%	-5%
Deductions	**(918)**	**(982)**	**(1.015)**	**(1.050)**	**(1.091)**	**(1.136)**	**(1.058)**	**(967)**	**(860)**	**(862)**	**(897)**	**(850)**
% Gross Revenue	-27%	-27%	-27%	-27%	-27%	-27%	-27%	-26%	-24%	-24%	-24%	-24%
Generation	(428)	(440)	(455)	(469)	(488)	(509)	(730)	(886)	(775)	(775)	(806)	(764)
% Growth	n.a.	3%	3%	3%	4%	4%	43%	21%	-13%	0%	4%	-5%
Transmission	(6)	(2)	-	-	-	-	-	-	-	-	-	-
% Growth	n.a.	-75%	-100%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Corporate	(484)	(540)	(560)	(581)	(603)	(627)	(327)	(81)	(84)	(87)	(91)	(86)
% Growth	n.a.	12%	4%	4%	4%	4%	-48%	-75%	4%	4%	4%	-5%
Net Operational Revenue	**2.466**	**2.607**	**2.700**	**2.788**	**2.915**	**3.046**	**2.926**	**2.788**	**2.655**	**2.717**	**2.827**	**2.682**
% Growth	n.a.	n.a.	n.a.	n.a.	5%	5%	-4%	-5%	-5%	2%	4%	n.a.
Generation	1.492	1.558	1.625	1.673	1.758	1.842	2.297	2.632	2.494	2.549	2.653	2.517
% Growth	n.a.	3%	3%	3%	4%	5%	45%	22%	-11%	0%	4%	-5%
Transmission	44	12	-	-	-	-	-	-	-	-	-	-
% Growth	n.a.	-75%	-100%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Corporate	930	1.037	1.075	1.115	1.157	1.204	629	155	161	168	174	165
% Growth	n.a.	12%	4%	4%	4%	4%	-48%	-75%	4%	4%	4%	-5%

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38

Appendix I

Projected Income Statement

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(R$ milhões)

Income Statement	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Net Operational Revenue	**2.466**	**2.607**	**2.700**	**2.788**	**2.915**	**3.046**	**2.926**	**2.788**	**2.655**	**2.717**	**2.827**	**2.682**
% Growth	n.a.	n.a.	n.a.	n.a.	5%	5%	-4%	-5%	-5%	2%	4%	n.a.
Generation	1.492	1.558	1.625	1.673	1.758	1.842	2.297	2.632	2.494	2.549	2.653	2.517
% Growth	n.a.	3%	3%	3%	4%	5%	45%	22%	-11%	0%	4%	-5%
Transmission	44	12	-	-	-	-	-	-	-	-	-	-
% Growth	n.a.	-75%	-100%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Corporate	930	1.037	1.075	1.115	1.157	1.204	629	155	161	168	174	165
% Growth	n.a.	12%	4%	4%	4%	4%	-48%	-75%	4%	4%	4%	-5%
Operational Costs and Expenses	**(1.632)**	**(1.654)**	**(1.774)**	**(1.724)**	**(1.810)**	**(1.954)**	**(1.732)**	**(1.544)**	**(1.597)**	**(1.662)**	**(1.723)**	**(1.632)**
% Net Revenue	-66%	-63%	-66%	-62%	-62%	-64%	-59%	-55%	-60%	-61%	-61%	-61%
Generation	(585)	(525)	(606)	(512)	(552)	(650)	(1.000)	(1.281)	(1.323)	(1.378)	(1.428)	(1.352)
% Growth	n.a.	3%	3%	3%	4%	5%	45%	22%	-11%	0%	4%	-5%
Transmission	(30)	(22)	(23)	(24)	(26)	(27)	(28)	(29)	(30)	(31)	(32)	(31)
% Growth	n.a.	-75%	-100%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Corporate	(1.017)	(1.107)	(1.145)	(1.187)	(1.232)	(1.278)	(705)	(235)	(243)	(253)	(262)	(249)
% Growth	n.a.	12%	4%	4%	4%	4%	-48%	-75%	4%	4%	4%	-5%
EBITDA	**835**	**953**	**927**	**1.065**	**1.104**	**1.092**	**1.194**	**1.244**	**1.058**	**1.055**	**1.105**	**1.050**
% Net Revenue	34%	37%	34%	38%	38%	36%	41%	45%	40%	39%	39%	39%
Depreciation and Amortization	(288)	(283)	(273)	(264)	(249)	(249)	(158)	(94)	(74)	(70)	(70)	(64)
EBIT	**547**	**670**	**654**	**801**	**856**	**843**	**1.035**	**1.150**	**985**	**985**	**1.035**	**986**
% Net Revenue	22,2%	25,7%	24,2%	28,7%	29,4%	27,7%	35,4%	41,3%	37,1%	36,3%	36,6%	36,8%
Income Tax/Social Contribution	(130)	(196)	(222)	(272)	(291)	(287)	(352)	(391)	(335)	(335)	(352)	(335)
% IR e CS	23,8%	29,2%	34,0%	34,0%	34,0%	34,0%	34,0%	34,0%	34,0%	34,0%	34,0%	34,0%
Net Income	**417**	**474**	**432**	**529**	**565**	**556**	**683**	**759**	**650**	**650**	**683**	**651**
% Net Revenue	16,9%	18,2%	16,0%	19,0%	19,4%	18,3%	23,4%	27,2%	24,5%	23,9%	24,2%	24,3%

© 2019 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

39

Appendix I
Discounted Cash Flow

Free Translation – For readers' convenience only. Please refer to Portuguese version.

(R$ milhões)

Cash Flow	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
EBITDA	**835**	**953**	**927**	**1.065**	**1.104**	**1.092**	**1.194**	**1.244**	**1.058**	**1.055**	**1.105**	**1.050**
Variation in Working Capital	(760)	(116)	(22)	(0)	(23)	(31)	47	326	(17)	(4)	(7)	(8)
EBITDA (Net of Working Capital)	**74**	**837**	**904**	**1.064**	**1.081**	**1.060**	**1.240**	**1.569**	**1.042**	**1.051**	**1.098**	**1.042**
Investiments	(42)	(52)	(23)	(19)	(11)	-	-	-	-	-	-	-
Income Tax/Social Contribution	(130)	(196)	(222)	(272)	(291)	(287)	(352)	(391)	(335)	(335)	(352)	(335)
Free Cash Flow	**(99)**	**590**	**659**	**773**	**779**	**774**	**888**	**1.178**	**707**	**716**	**746**	**706**

© 2019 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

40

Appendix II

Due Diligence Adjustments | Accounting-Financial

Free Translation – For readers' convenience only. Please refer to Portuguese version.

The following is the result of the balance sheet adjustments obtained in the Accounting-Financial Due Diligence Report prepared by Deloitte Consultores:

(R$ thousand)

Assets	Base Date 12/31/2018	Due Diligence Adjustment	Adjusted Balance
Cash Equivalents	41.729	-	41.729
Marketable Securities	43.944	-	43.944
Clients	842.921	(233.779)	609.142
Hydrological Risk Renewal	1.125	(1.125)	0
Recuverable Taxes	88.712	-	88.712
Collateral and Labor Deposits	267.451	(5.937)	261.514
Inventory	16.318	-	16.318
Financial Assets	41.543	-	41.543
Other Accounts Receivable	79.217	-	79.217
Total current assets	**1.422.960**	**(240.840)**	**1.182.120**
Collateral and Labor Deposits	108.551	-	108.551
Financial Assets	140.991	-	140.991
Other Accounts Receivable	1	-	1
Total long-term assets	**249.543**	**-**	**249.543**
Net Intangible Assets	5.868	-	5.868
Net Fixed Asset	3.037.774	-	3.037.774
Total fixed asset	**3.043.642**	**-**	**3.043.642**
Total assets	**4.716.145**	**(240.840)**	**4.475.305**

Source: Deloitte Consultores Accounting-Financial Due Diligence Report.

(R$ thousand)

Liabilities	Base Date 12/31/2018	Due Diligence Adjustment	Adjusted Balance
Suppliers	525.517	-	525.517
Loans	1.200.925	-	1.200.925
Collectable Taxes	510.127	-	510.127
Estimated Obligations	22.528	2.589	25.117
Sectorial Charges	26.249	-	26.249
Affiliates and Subsidiaries Obligations	42.921	(42.917)	4
Other Accounts Payable	10.212	-	10.212
Leases Operation	152.122	-	152.122
Total current liabilities	**2.490.601**	**(40.328)**	**2.450.273**
Loans	1.101.219	-	1.101.219
Post-Employment Benefits	8.839	-	8.839
Legal Obligations	59.332	-	59.332
Affiliates and Subsidiaries Obligations	569.900	-	569.900
Leases Operation	823.993	-	823.993
Total long-term liabilities	**2.563.283**	**-**	**2.563.283**
Equity Capital	(337.739)	(200.513)	(538.252)
Equity capital	**(337.739)**	**(200.513)**	**(538.252)**
Total liabilities	**4.716.145**	**(240.840)**	**4.475.305**

© 2019 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

41

Appendix III
Due Diligence Adjustments| Tax

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Identified Items

The table below demonstrates the summary of the potential tax and labor exposures identified throughout the Tax Due Diligence process:

(R$ thousand)

Contingencies	Spontaneous Payment[1]
Non-Deductible Provisions	77.709
El Paso Monetary Update	5.625
Exchange Variation	1.532
Impairment	14.230
Non-Deductible Expenses	4.304
Accessory Obligations	23.709
Total	**127.109**

[1] *Hypothesis of spontaneous regularization by **AmGT**, by which the main payment will be required plus a late payment, in addition to legal interest and labor charges (where applicable).*

© 2019 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

42

Deloitte.

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee ("DTTL"), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as "Deloitte Global") does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

This communication is for internal distribution and use only among personnel of Deloitte Touche Tohmatsu Limited, its member firms, and their related entities (collectively, the "Deloitte network"). None of the Deloitte network shall be responsible for any loss whatsoever sustained by any person who relies on this communication.

© 2019 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Date: 11/05/2019 IT DFPI-023/2019

Technical Information

Title                      Transfer of the shares owned by Eletrobras to Eletronorte by means of Datio in Solutum.

Subject                 Amount of AmGT; Dation in solutum; corporate restructuring. Authors Marcos Barreto de Faria Pinho – DFPI;

Leonardo Pereira Alves – DFPI.

Eletrobras              Company.

Category               Technical Information.

Keywords              Eletrobras, AmGT, Eletronorte, valuation, sale.

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

1.   PURPOSE

The purpose of this report is to present the results of AmGT’s Valuation performed by Deloitte, which will be used as the basis for the transfer of the shares owned by Eletrobras in AmGT to Eletronorte, by Datio in Solutum, as established under RES-876/2018 dated December 10, 2018.

2.   DISCLAIMER/RELEVANT POINTS

It should be noted that the economic and financial forecasts in this IT have estimates. Such estimates do not stand as statements that they shall become true or be accomplished in the future, rather, they mean they reflect beliefs and expectations based on the best information available for Eletrobras at the time of valuation.

Lastly, it should be noted that all valuation efforts carried out may stand as uncertain estimates and projections on future events, according to the Securities Commission and Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities and Exchange Act of 1934, as amended.

3.   HISTORY

Eletrobras 2018-2022 PDNG estimated, in its financial discipline item, under 4b effort, the corporate restructuring of Amazonas Energia, through the divestiture of Amazonas D - AmD, thus transferring AmGT shares belonging to AmD to Eletrobras. In addition, the Plan established that an assessment should be performed concerning the corporate alternatives for Amazonas GT.

In turn, 2019-2023 PDNG, within its Strategic Operational Excellence effort, pointed out to the Corporate Synergy of Regional Subsidiaries as a strategy for operational improvement, and referred to the corporate restructuring of Eletrosul and CGTEE, as well as that of AmGT and Eletronorte.

On March 01, 2018, the Private Instrument of Datio in Solutum and Other Agreements was executed between Eletrobras and AmD, aiming at concluding the divesture. The amount of the datio in solutum, based on the valuation report of Deloitte, was BRL 2.86 Billion, although with the termination conditions connected to the full assignment of the gas agreement

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

The Datio instrument had a termination condition under its Clause Six, which was the execution of the Full Assignment Agreement of the Natural Gas Sale Agreement entered into by and between CIGÁS and AmD, on June 1, 2006, for Amazonas GT. The execution of the Assignment Instrument happened on April 30, 2018.

On August 21, 2018, the National Electric Energy Agency - ANEEL, through Order No. 1885, deemed that AmD and AmGT net the requirements of submission of documentation referred to under Paragraph § 2 of Article 3 of Authorization Resolution No. 4244, dated July 16, 2013, which consented with the divesture of AmD.

Subsequent to the conclusion of the divesture process, RES No. 632/2018, dated March 9, 2018, created a Working Group (GT) to evaluate the joint activities of the companies Amazonas Geração e Transmissão (AmGT) and Eletronorte (ELN), aiming to introduce the modeling alternatives and their advantages and disadvantages.

As a result of this work, the said GT identified that the operation of transfer of all AmGT shares, owned by Eletrobras, to Eletronorte, with takeover after the tax benefit, would be the most recommended owing to the potential for reducing of management costs beyond gains from operational synergy between the companies.

Based on the conclusions of GT, the Executive Board of Eletrobras, by means of RES-876/2018 dated December 10, 2018, resolved:

1.                   to approve the GT Report created by RES.DEE 632/2018 that evaluated the technical and economic/financial feasibility of the joining of the activities of AmE GT and Eletronorte, and extinguish GT;

2.                   to approve the joining of the activities of AmE GT and Eletronorte in two phases: (1) operation transfer of the shares representing the Capital of Amazonas Geração e Transmissão de Energia SA – AmE GT, from Eletrobras to Eletronorte, through Datio in Solutum of the shares representing the Capital of AmE GT, using as consideration the debts assumed by Eletrobras with Eletronorte arising from the adjustments required by Resolution CPPI 20, and subsequent amendments, within the scope of the privatization process of CERON and Boa Vista Energia, and (2) the takeover of AmE GT by Eletronorte;

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

3.                   To approve, as a reference value for the datio in solutum transaction, the amount of BRL 2,866,831,000.00 resulting from the valuation DTT used as the basis of the decision-making process of the AmE GT Divestiture, approved on March 1, 2018, which should be updated;

4.                   To authorize the contracting of the valuation update, by an independent consultant, in order to price the final amount of the datio in solutum transaction, to be approved by the Eletrobras and Eletronorte governance bodies, which shall be carried out prior to the convening of the Eletrobras AGE, which shall deliberate on the matter;

5.               To order that the takeover of AmE GT by Eletronorte happens by the second half of 2020;

In order to continue the process and operationalize the decision of the Board of Eletrobras, Eletrobras, Eletronorte and AmGT executed a letter of intent for access and sharing of information necessary for AmGT’s assessments, due diligence and valuation, as well as shared use of said valuation between Eletrobras and Eletronorte.

Deloitte was hired to perform the above assessments as an independent consultant and there was an agreement between Eletrobras and Eletronorte that both would validate the results presented by Deloitte and use them for the asset transaction.

On October 2, Deloitte delivered the final valuation report, as well as the due diligence reports. The results presented by Deloitte shall be stated by the end of this Technical Note.

This matter shall be addressed only in the first stage of the corporate structuring approved by DEE, which is the transfer of the shares representing the Capital of AmGT, pf Eletrobras to Eletronorte, by means of Datio in Solutum using as consideration the debts assumed by Eletrobras with Eletronorte arising from the adjustments required by Resolution CPPI 20, and subsequent amendments, within the scope of the privatization process of CERON and Boa Vista Energia. The takeover of AmGT by Eletronorte shall be subsequently addressed when the tax credits of AmGT finish.

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

4.   DEBT WITH ELETRONORTE

Within the scope of the process of privatization of Distribution Companies, the shareholders of Eletrobras, by means of the 170th AGE, approved the modeling for sale, as well as the assumption of the distribution company debts, by means of their capitalization, as defined by CPPI Resolution No. 20/2017, and amendments.

Thus, part of the assumption of the debts of CERON and Boa Vista were the debts that such distribution companies had with Eletronorte. On October 30, 2018, Eletrobras assumed BRL 2,609,490,507.00 with Ceron and, on December 10, 2018, it assumed BRL 283,761,153 with Boa Vista, amounting to BRL 2,893,251,660 of assumption.

Such debt with Eletronorte is adjusted based on Selic, thus the table below shows the evolution of the outstanding balance:

			BRL thousand
	Assumption Date	12/31/2018	09/30/2019
CERON - (Assumption on 10/30/2018)	2,609,490.5	2,648,971.2	2,771,274.9
BOA VISTA (Assumption on 12/10/2018)	283,761.2	287,078.2	300,340.7

TOTAL Source: DFF	2,893,251.7	2,936,049.5	3,071,615.6

4.1       DEBT CARRYOVER COST

According to the table below, it can be seen that from the date of assumption of debt (October 30, 2018) to the last position (September 30, 2019) there was a debt carryover cost of BRL 176 million to Eletrobras.

BRL thousand

	Position: 09/30/2019
	Eletrobras - Eletronorte	Eletrobras -
	Eletronorte (Ceron)	(Boavista)
Principal	2,609,491	286,091
Interest	161,784	14,250
Outstanding Balance	2,771,275	300,341
Source: DFF

Thus, the datio in solutum reviewed hereunder is important to settle the debt of Eletrobras with Eletronorte, thus ending the financial cost with the carryover of the said debt.

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

5.   VALUATION OF AMGT - DELOITTE

5.1       PROVISIONAL MEASURE NO. 855/2018

In November 2018, the Federal Government issued Provisional Measure No. 855 (“MP 855”), which directly impacted AmGT’s thermal power plants. MP 855 allowed the advance of AmGT’s energy delivery obligation, using to supply the contract, the power plants available for generation, and that had contracts terminated, by allowing the operation of the units after the termination of the contracts.

Also over the term of MP, AmGT took the necessary measures to implement with ANEEL the contracts and authorizations of the Agency that were provided for under MP. Thus, even with the expiry of MP, which was not converted into Law, because the acts were performed over the effectiveness of MP, they are valid and are not impacted by such expiry. The following acts were performed, and used as a premise in modeling:

•        Extension of UTE Aparecida authorization until 2030;

•        Use of Aparecida and the 5 PIE’s (Ponta Negra, Manauara, Cristiano Rocha, Tambaqui and Jaraqui) to advance the CCEAR energy sale agreement of Mauá 3, given that PIE’s only perform energy sale under such agreement as of 2025, year in which they are transferred to AmGT;

•        Advance of the termination of CCEAR from Mauá 3 to 2030, concurrently with the termination of the gas contract;

•        AmGT has waived the rights corresponding to the excess energy portion, which is not traded by the advance of the agreement with Aparecida and PIE’s.

5.2       GENERAL PREMISES

•        Base Date: December 2018;

•        AmGT was evaluated by the Income Approach methodology, based on discounted cash flow to present value, and the cash flow projections generated by its operations include the period from January 1, 2019 to November 30, 2030 (year in which the gas contract expires);

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

•        The projections were made based on information from AmGT’s current contracts, historical management results and the Company’s Business Plan, provided by Eletronorte and AmGT Managements;

•        The projected sums are presented in nominal terms, i.e., include the inflation expectation for the projection period;

•        Amounts are expressed in thousands of Brazilian Reais (BRL Thousand), unless otherwise stated;

•        This assessment considers only the projection of operating results “Debt-Free” model);

•        To calculate the present value, the half-rate convention was adopted, under the premise that AmGT cash flow is evenly generated throughout the year;

•        For the estimate the economic value of AmGT, the following cash-generating units (CGU’s) were considered: UTE Mauá 3, Balbina HPP, UTE Aparecida, PIE’s Complex, Complexo Interior, Transmission and Corporate. The Corporate CGU covers the operation of UTE Coari and PIE’s until May 2025;

•        Except for UTE Mauá 3 and the Complexo PIE’s, all AmGT  units are contractually entitled to receive the residual value connected to the total non-depreciation of assets at the end of their concession period. However, owing to the difficulty estimating decommissioning, demobilization and environmental liabilities costs at the end of operations, except for UTE Mauá 3, residual values were not considered under the premise that they would be offset by such costs, as discussed with the Company’s Management;

•        Considering the recent construction of UTE Mauá 3, at the end of the operation in November 2030, its assets will still be in operational condition. Thus, the sale of the asset at its book value in the period was considered as premise, as discussed with the Company’s Management;

•        For the Transmission, the sale of the assets in March 2020 was considered through the auction scheduled for December 2019, as reported by the Company’s Management. As the amount received for the sale, the amount reported in the Transmission Asset Valuation Report provided by AmGT on the base date of May 2018 and adjusted for inflation until March 2020 was applied. In addition, the depreciated accounting balance of investments made after May 2018 and assets classified as “LT Balbina/Manaus CD 230 KV” was considered, given moreover that they were not considered in the Valuation Report, as informed by the Company’s Management;

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

•        At the end of the concession, the present value of the reversal of the remaining working capital was considered (see adjustment in chapter “Valuation Results”);

The main characteristics of the power plants and their contracts are as follows:

Type	Power Plant	Installed Power (MW)	Contracted Power	Contract Method
			(MW)
UTE Própria	Aparecida	166.0	145.0	CCEAR
UTE Própria	Mauá 3	590.8	484.4	CCEAR¹
UTE Própria	Balbina	249.8	130.3	CCVEE
Usina Interior	Anamã	2.2	2.1	CCVEE
Usina Interior	Anori	4.6	4.5	CCVEE
Usina Interior	Caapiranga	2.2	2.1	CCVEE
Usina Interior	Codajás	5.5	5.4	CCVEE
PIE Capital	Cristiano Rocha	85.4	65.0	CCVEE²
PIE Capital	Tambaqui	89.5	60.0	CCVEE²
PIE Capital	Jaraqui	72.8	60.0	CCVEE²
PIE Capital	Manauara	68.3	60.0	CCVEE²
PIE Capital	Ponta Negra	166.0	60.0	CCVEE²

Source: Company’s Management

¹ 38 contracts of UTE Mauá 3.

² Effective until May 2025, when operations of CCEAR modality start.

5.3       MANAGEMENT PREMISES

As established by the Management of AmGT, the following premises were considered:

•        The projections cover the current conditions of the Natural Gas Supply Agreement, executed between Companhia de Gás do Amazonas (Cigás) and AmGT, as well as the reimbursement by the Fuel Consumption Account (CCC) according to the current calculation parameters and utilization of the balance of Amount Paid and Not Withdrawn (QPNR) of gas accrued over the period in which the contract belonged to AmD;

•        PIE Coari: According to the best interpretation of the contract with PIE Coari by the Company’s Management, the only impact expected by the assignment of the contract of AmD to AmGT  is on the management of the supply of natural gas to the independent producer;

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

•        Heat Rates: The heat rate  (efficiency) of each UTE was considered, as provided by the Management of AmGT and shown below.

(In m³/MWh)
Heat Rate
UTE Mauá 3	182.0
UTE Aparecida	280.0
Complexo Interior	301.0
Complexo PIEs	250.0
UTE Coari	231.0
Source: Company’s Management

5.4       GENERATION PREMISES

Balbina

Price

Balbina HPP trades energy in the Free Contracting Environment (ACL) through its respective Electricity Sale Agreement (CCVEE).

The price of energy dispatched to Balbina HPP was projected based on the values currently charged by the Company, made available by AmGT  through invoices for the months of January to April 2019.

For the period from May 2019 to the end of the projection period (February 28, 2027), the average values of the invoices from January to April 2019 were adopted, which were adjusted annually in October by the IPCA projection on the base date, according to contractual parameters.

Volume of Projected Dispatch

The volume of energy dispatched in MWh was projected considering the average contracted power in MW stated in the 1st amendment to the CCVEE of the 130.32 MW unit.

Aparecida

Price

UTE Aparecida trades energy in the Regulated Contracting Environment (ACR) through its respective Regulated Environment Electricity Trading Agreement (CCEAR).

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

In BRL Thousand
Price Contractual
Components

Unit Variable Cost per MWh (O&M)¹	0.0178
Fixed Revenue (Fuel) ²	27,730
Fixed Revenue (Other Items) ²	199,890
Source: CCEAR Contract of UTE Aparecida
¹ referred to March 2014
² referred to November 2014

Volume of Projected Dispatch

The volume of energy dispatched in MWh was projected considering the contracted power in average MW reported under CCEAR of the 145 MW unit.

Mauá 3

Price

UTE Mauá 3 trades energy in the Regulated Contracting Environment (ACR) through its respective Regulated Environment Electricity Trading Agreements (CCEAR)

In BRL Thousand
Price Contractual
Components

Unit Variable Cost per MWh (O&M)¹	0.0178
Fixed Revenue (Fuel) ²	100,970
Fixed Revenue (Other Items) ²	659,437
Source: CCEAR Contract of
UTE Mauá 3.
¹ referred to March 2014
² referred to November 2014

Volume of Projected Dispatch

The volume of energy dispatched in MWh was projected considering the premises of the Company’s Management for the period from 2019 to 2023. As of 2024, the average of the dispatch estimated by AmGT for 2023 was applied.

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

Complexo Interior

Price

Complexo Interior, comprising power plants UTE Codajás, UTE Anori, UTE Caapiranga and UTE Anamã, trades energy in the Free Contracting Environment (ACL) through its respective Electricity Sale Agreement (CCVEE).

The price of energy dispatched to Complexo Interior was projected based on the following components:

•        O&M: The O&M portion was projected based on the amount of BRL 456.13 per MWh, according to CCVEEs, which is referenced in May 2018. The adjustment of this amount was applied annually in November through the IPCA projection on the base date;

•        Fuel: The fuel portion was projected based on the fuel cost related to the operation of Complexo Interior.

Volume of Projected Dispatch

The volume of energy dispatched in MWh was projected considering the contracted powers reported in the unit’s CCVEEs, with 14.23 MW being the total contracted for the four plants of Complexo Interior.

PIEs

Price

PIEs are composed of the UTE Cristiano Rocha, UTE Jaraqui, UTE Manauara, UTE Ponta Negra and UTE Tambaqui Power Plants, and, as of May 31, 2025, will trade energy in the Regulated Contracting Environment (ACR) through their respective Electric Energy Trading Agreements in the Regulatory Environment (CCEAR), as reported by AmGT.

In BRL Thousand
Price Contractual Components
Unit Variable Cost per MWh (O&M)¹ Fixed Revenue (Fuel) ²	0.0178
2025	36,463
2026 to 2029	57,348
2030	52,477

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

Fixed Revenue (Other Items) ² 2025	268,194
2026 to 2029	421,439
2030	385,645
Source: CCEARs Contract of Complexo PIEs. ¹ referred to March 2014 ² referred to November 2014

Volume of Projected Dispatch

The volume of energy dispatched in MWh was projected considering the contracted powers reported in the units’ CCEARs, with 331.59 MW being the total contracted for the five power plants belonging to Complexo PIEs.

Corporate

Gross Revenue classified as “Corporate” includes the operation of UTE Coari and Complexo PIEs from January 2019 to May 2025. Both units operate with pass through CCVEE contracts with AmD. Therefore, their operation has no impact on the Company’s operating income.

5.5       TRANSMISSION PREMISES

The Annual Allowed Revenue (RAP) calculated by (ANEEL) and reported by AmGT of BRL 52.3 million per year for the period from July 2019 to the end of the projection period (March 2020). The sale of the transmission assets will happen in December 2019. The value considered as residual was informed in the valuation report of the transmission assets made available by AmGT.

5.6       GROSS SALES REVENUE

Forecasted revenues per generating unit are shown in the table below:

Projected Income Statement	2019	2020	2021	2022	2023	2024
Gross Revenue	3,384,246	3,588,650	3,714,767	3,837,808	4,005,486	4,182,387
% Growth	n.a.	6.04%	3.51%	3.31%	4.37%	4.42%
Generation	1,919,783	1,997,972	2,079,829	2,141,570	2,245,774	2,350,927
% Gross Revenue	56.73%	55.67%	55.99%	55.80%	56.07%	56.21%
Transmission	50,403	13,076	-	-	-	-
% Gross Revenue	1.49%	0.36%	0.00%	0.00%	0.00%	0.00%
Corporate	1,414,060	1,577,602	1,634,938	1,696,238	1,759,712	1,831,459
% Gross Revenue	41.78%	43.96%	44.01%	44.20%	43.93%	43.79%

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

Projected Income Statement	2025	2026	2027	2028	2029	2030
Gross Revenue	3,983,829	3,755,137	3,514,558	3,579,412	3,723,703	3,532,194
% Growth	-4.75%	-5.74%	-6.41%	1.85%	4.03%	-5.14%
Generation	3,027,772	3,518,840	3,269,230	3,324,211	3,459,265	3,280,996
% Gross Revenue	76.00%	93.71%	93.02%	92.87%	92.90%	92.89%
Transmission	-	-	-	-	-	-
% Gross Revenue	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Corporate	956,057	236,297	245,328	255,201	264,437	251,198
% Gross Revenue	24.00%	6.29%	6.98%	7.13%	7.10%	7.11%

5.7       DEDUCTIONS FROM INCOME AND INDUSTRY CHARGES

Taxes and Charges                                                           Balbina Aparecida Mauá 3 Transmission PIEs

ICMS (Balbina, Aparecida and Block III)	25.0%	25.0%	-	25.0%	25.0%
PIS	1.65%	1.65%	1.65%	1.65%	1.65%
COFINS	7.60%	7.60%	7.60%	7.60%	7.60%
ONS / CCEE	0.10%	0.10%	0.10%	0.10%	0.10%
TFSEE (%) / (BRL Thousand / year)	0.40%	0.40%	0.40%	0.40%	0.40%
ESS	0.50%	0.50%	-	-	1.00%
RGR	2.60%	2.60%	-	2.60%	0.00%
CDE	0.00%	0.00%	0.00%	0.00%	0.00%
R&D	1.00%	1.00%	1.00%	1.00%	1.00%
TUST 2017-2018 (BRL/kW) / TUSD / TUSTg	3.704	6.71	3.26	-	6.71
MUST (MW)	245.00	151.40	-		305.00
CFURH - 2018 (BRL / MWh)	5.05	-	-	-	-

5.8         FUEL

AmGT has a natural gas purchase agreement, which contracts a total volume of

5,420 thousand m³ per day for its operation.

The contract has a Take or Pay character at 70% of daily volume (3.8 million m³/day) and an annual volume of 80% of daily volume (4.3 million m³/day).

The price of cubic m³ is segregated into five portions, namely molecule, distribution margin, transport, taxes and outlet cable, the last one being applied only to the volume directed to Complexo PIEs due to the compensation, by means of the natural gas tariff, of investments in thermoelectric outlet cables required for the delivery of gas to the PIEs Complex.

The price projection of m³ of gas was made according to the prices on the base date reported by AmGT’s Management, which were adjusted annually based on the IPCA projection on the base date.

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

The projected consumption in m³ of gas was calculated based on the volume dispatched in MWh, multiplied by the specific Heat Rate of each thermal power plant.

For the total amount considered as fuel cost, the discount derived from the Amount Paid and Not Withdrawn (QPNR) was applied, which was accumulated in moments of gas consumption below 50% of the contracted volume. AmGT’s QPNR balance at the base date is 588,205 million m³.

The discount derived from QPNR was calculated by deducting from the monthly volume consumed by the total AmGT in m³ that exceeded the minimum of 70% established under the contract.

Reimbursement by Fuel Consumption Account (CCC)

As reported by AmGT Management, the Company receives coverage from the Fuel Consumption Account (CCC) through the Electric Energy Trading Chamber (CCEE) of part of the fuel cost, and is reimbursed with the amounts paid relating to the transport installments and margin distribution.

The reimbursement received by AmGT from the transport and gas distribution margin portions also provides that any portion of PIS/Cofins and ICMS credit that is not used in the AmGT operation will also be reimbursed, according to premises discussed with the Company’s Management.

5.9          PMSO

PMSO projections were handled separately between AmGT’s generating units.

Generation

Regarding the projection of costs and expenses with personnel and social charges, materials and products, outsourced services and other operating expenses (PMSO), for the period from 2019 to 2023, the amounts were considered as expected by the Company’s Management, which include forecasting the impact of the Voluntary Dismissal Program (POS) between 2019 and 2020. Additionally, PMSO projections include maintenance and overhaul cycles of the power plants.

From 2024 until the end of the AmGT concession (November 30, 2030), personnel costs and social charges were calculated based on the 2023 projection adjusted annually using the IPCA projection on the base date.

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

With regard to Balbina HPP, despite its operations ending on February 28, 2027, the maintenance of personnel and social charges until the end of AmGT operations was considered.

For costs with Materials and Products, Third Party Services and Other Operating Expenses from 2024 to the end of the respective operations of the units, we adopted the average margins on the net revenue from 2019 to 2023, in order to capture the cycles of maintenance and overhaul stated under such entries and designed by the Company.

Additionally, as reported by AmGT Management, the operations of the PIEs and Aparecida generating units are similar to each other. Thus, for PMSO projections of PIEs after May 31, 2025, the same ratio of expenses by power was used, except for personnel costs and social charges, which considered the inflation adjustment based on the IPCA index.

Transmission

For the period from 2019 to 2023, the amounts ?were adopted according to expectations presented in the Company’s PDG.

Corporate

For PMSO costs connected to Corporate, the expectations of AmGT Management presented in the Company’s PDG, which covers the period from 2019 to 2023, were considered.

From 2024 until the end of the AmGT concession (November 30, 2030), the 2023 amounts ?annually adjusted based on the IPCA projection on the base date were considered.

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

PMSO	2019	2020	2021	2022	2023
Personnel and Social Charges	141,368,982,17	106,799,951,74	111,026,440,03	116,622,172,61	122,639,876,72
Central Administration	31,101,176	23,495,989	24,425,817	25,656,878	26,980,773
UHE Balbina	15,550,588	11,747,995	12,212,908	12,828,439	13,490,386
UTE Aparecida 7,8,9 and 10	22,619,037	17,087,992	17,764,230	18,659,548	19,622,380
UTE Mauá Block III and IV	21,205,347	16,019,993	16,653,966	17,493,326	18,395,982
UTE Mauá 3 - Usina Nova ( Complex+ ADM + Other)	38,169,625	28,835,987	29,977,139	31,487,987	33,112,767
UTE Mauá - ADM	4,241,069	3,203,999	3,330,793	3,498,665	3,679,196
Other Generation	11,309,519	8,543,996	8,882,115	9,329,774	9,811,190
Transmission	29,687,486	22,427,990	23,315,552	24,490,656	25,754,374
UTE Other Interior Power Plants	4,241,069,47	3,203,998,55	3,330,793,20	3,498,665,18	3,679,196,30
Materials and Products	114,359,228,69	82,965,602,73	128,654,038,17	41,712,771,50	53,773,397,53
Central Administration	1,444,741	1,506,454	1,570,872	1,638,117	1,682,064
UHE Balbina	3,960,363	2,882,674	2,913,181	3,049,868	3,191,951
UTE Aparecida	24,024,000	23,564,000	29,828,000	10,828,000	17,838,000
UTE Mauá Block III and IV
UTE Mauá 3 - Usina Nova ( Complex+ ADM + Other)	76,917,873	48,466,837	85,899,985	20,051,543	20,627,562
UTE Mauá - ADM
Other Generation	844,211	477,085	494,289	505,748	515,767
Transmission	551,000	30,000	20,000	10,000	10,000
UTE Other Interior Power Plants	7,461,252	6,515,638	8,422,001	6,135,243	10,423,820
Third Party Service	130,205,307,26	104,811,950,91	100,212,077,39	69,916,720,89	73,362,498,52
Central Administration	28,147,047	24,567,558	24,833,427	26,244,985	27,619,625
UHE Balbina	23,935,163	9,984,953	10,497,501	9,734,796	8,517,804
UTE Aparecida	21,161,555	15,679,430	22,626,789	10,794,575	12,973,527
UTE Mauá Block III and IV	230,000		20,000		20,000
UTE Mauá 3 - Usina Nova ( Complex+ ADM + Other)	47,139,165	47,642,951	35,444,687	16,046,771	17,473,769
UTE Mauá - ADM	1,638,743	1,737,414	1,842,645	1,954,905	2,074,700
Other Generation	353,223	233,064	242,740	252,682	263,206
Transmission	3,954,967	1,036,669	744,848	757,657	355,500
UTE Other Interior Power Plants	5,867,410	5,900,390	6,064,826	6,337,937	6,422,275
Other Operating Expenses	31,842,971,18	31,408,266,08	38,847,099,80	29,132,408,68	30,135,844,49
Central Administration	18,309,482	15,155,714	14,455,624	13,960,026	14,438,613
UHE Balbina	781,990	783,546	793,876	799,086	708,487
UTE Aparecida	3,649,979	2,149,369	5,507,073	2,106,198	2,678,645
UTE Mauá Block III and IV	58,000	36,000
UTE Mauá 3 - Usina Nova ( Complex+ ADM + Other)	8,564,076	13,145,441	17,910,508	12,080,971	12,117,560
UTE Mauá - ADM	8,413,885	8,794,881	8,844,107	8,884,134	8,919,753
Other Generation	20,191	21,029	29,920	30,837	31,807
Transmission	487,499	101,791	104,661	107,661	110,796
UTE Other Interior Power Plants	49,946	72,405	75,358	78,467	81,744
Other Risk Payment (GSF UHE Balbina)¹
PLR
TOTAL	417,776,489	325,985,771	378,739,655	257,384,074	279,911,617

5.10        INVESTMENTS

The investment curve foreseen in PDNG was considered, with increases pointed out by the Due Diligence performed by Deloitte. The table below shows the investment curve for the assessment period.

Nominal CapEx		2019	2020	2021	2022	2023
UHE Balbina	0	5,765	38,565	13.332	8,799	580
UTE Aparecida	0	17,095	1,402	129	357	58
Mauá 3	0	0	0	0	0	0
Environmental: Construction	0	703	730	0	0	0
Environmental: Improvement	0	23	0	0	0	0
Environmental: Systems	0	146	0	0	0	0
Environmental: Implementation	0	10,811	11,073	9,739	10,101	10,487
Transmission	36,771	7,940	0	0	0	0

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

5.11       DISCOUNT RATE

On September 16, 2019, Eletrobras’ Executive Board approved the new discount rate for the Eletrobras System through Resolution No. 644/2019. As the transaction is between the same group, Deloitte used the Eletrobras System discount rate.

6.   RESULT OF DELOITTE VALUATION

The assessment of the outsourced consulting firm, Deloitte, presented the following results:

BRL Thousand
Result of Valuation
Cash Flow at Present Value	5,023,468
Economic Adjustments	-2,540,248
Working Capital Settlement	92,483
Residual Amount / Sale of Assets	554,524
Economic Value	3,130,227

6.1            VALIDATION OF DELOITTE’S RESULT

The assumptions used by Deloitte for AmGT valuation were reviewed and validated by Eletrobras technical areas. In addition, DFPI has analyzed Deloitte’s economic and financial model and is in accordance with the modeling and methodology used. Accordingly, DFPI approves the use of the Deloitte assessment for AmGT’s datio in solutum transaction to Eletronorte.

7.   DATION IN SOLUTUM

As approved by resolution RES-876/2018 dated December 10, 2018, the transfer of AmGT’s shares from Eletrobras to Eletronorte will be made through Datio in Solutum, where Eletrobras will pay off its debt to Eletronorte, as explained under Item 4 of this IT, transferring all AmGT shares to Eletronorte.

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

As the value of the shares, as a result of Deloitte’s valuation, is higher than the debt balance, Eletronorte will pay the difference in currency. The table below shows the composition of the amounts involved in the transaction on the base date of December 31, 2018:

BRL thousand
Amount of AmGT	3,130,227,000.0

Debt Balance on 12/31/2018	2,936,049,450.3
Cash amount to be paid by ELN	194,177,549.7

Adjustments:

The amounts shown in the table above will be adjusted until the actual transfer date of the shares as follows:

-  Debt Balance: Adjusted based on SELIC;

-     AmGT Amount: Adjustment will be made between the valuation base date and the last audited financial statement (quarterly or annually) by AmGT’s variation in Net Equity. Between the date of the last audited financial statement and the actual transfer, the amount will be adjusted by SELIC.

-   Cash amount to be paid by Eletronorte: Difference between AmGT and Debt amount, adjusted on the transfer date.

7.1          TAX AND FISCAL IMPACTS OF OPERATION

The operation of transfer of shares by Datio in Solutum involves fiscal and tax aspects. In this sense, it was found that according to current tax laws, the payment of financial charges on loan operations, the person responsible for the payment of withholding income tax (IRRF) is the legal entity that makes the payment of yield.

It should be noted that IRRF accounts for an advance of the tax, from the point of view of the legal entity which is beneficiary of the yield. Thus, the amount of IRRF will be used by the beneficiary company as a credit to be deducted in the calculation of income tax levied on earnings (IRPJ). The Withholding Income Tax (IRRF) rate is defined based on the term of the transaction, as below (Article 45, IN RFB 1585/2015):

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

•        22.5%, in applications with term up to 180 days;

•        20%, in applications with term from 181 days to 360 days;

•        17.5%, in applications with term from 361 days to 720 days;

•        15%, in applications with term above 720 days.

Article 47, Paragraph 4 (RFB Normative Instruction No. 1585/2015), defines that in the operations of loan of financial resources between legal entities or between legal entities and individuals in which the payment term is indefinite, the rate of income tax at source is 22.5%.

Considering the debt balance at September 30, 2019, as informed by DFF, of the total debt amount of BRL 3,071,616 thousand, BRL 176,034 thousand account for interest that was incorporated, as shown in the table already shown in Item 4.1. Accordingly, Eletrobras will pay the amount of BRL 36,607 thousand as income tax withheld at source. The settlement of the debt with Eletronorte is net of the applicable income tax, and Eletronorte is credited with this amount.

		BRL thousand
	Position: 09/30/2019
	Eletrobras - Eletronorte	Eletrobras - Eletronorte
	(Ceron)	(Boavista)
Principal	2,609,491	286,091
Interest	161,784	14,250
Outstanding Balance	2,771,275	300,341

Eletronorte currently collects PIS and COFINS on financial expenses arising from Eletrobras’ debt to the latter, even without actual payment given that interest is being capitalized. Thus, Eletronorte does not receive payment of the principal and interest portion of the debt, and has to pay the federal income tax on the incorporated interest. With the operation in question, this tax inefficiency will cease.

7.2       BOOKKEEPING OF TRANSACTION

Given that there is a difference in the amount ascertained by the valuation and the book value of AmGT, there was need for analysis of the possibility of formation of goodwill and the way of accounting for the transaction.

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

Accordingly, the Accounting Standards Department (DFCN) concluded that the appropriate accounting treatment is that any differences between the carrying amount and the transaction price should be allocated directly to the net equity of Eletrobras Holding and Eletronorte, specifically under the retained earnings and loss account, and there should be no effect on the income, nor goodwill formation in this intragroup transaction. Additionally, it should be noted that any effects on transactions between parent and subsidiary would naturally be offset in the business group by the equity method.

For instance, considering that the sale price of Amazonas GT to Eletronorte amounted to BRL 3,130,227 thousand and the net equity value of Amazonas GT amounted to BRL -50,136, we would have the following simulated impact that would ultimately generate a negative effect on Eletronorte’s net equity without impact on profit or loss.

Eletrobras
Sale
Deficiency - Amazonas GT	-50,136
Amount of the Sale	3,130,227

Positive entry in PL for the sale - retained earnings	3,180,363

Negative entry in PL - retained earnings - equity method Eletronorte	-3,180,363

Eletronorte
Purchase

Entry of deficiency - Amazonas GT	-50,136
Amount Paid	3,130,227

Negative entry in PL - retained earnings	-3,180,363

8. FINAL CONSIDERATIONS

Pursuant to the premises established, DFPI agrees with the amount of AmGT set by Deloitte to carry out the Datio in Solutum transaction with Eletronorte, thus carrying out the efforts necessary for the transfer of AmGT shares to Eletronorte, pursuant to decision of the Executive Board of Eletrobras based on RES-876/2018, and as set forth in the Company’s Strategic Planning.

Classification: Confidential

Date: 11/05/2019 IT DFPI-023/2019

The proposed operation will settle a debt that Eletrobras has with Eletronorte, resulting from the privatization process of the distribution companies Ceron and Boa Vista Energia, in addition to optimizing Eletrobras’ structure, taking advantage of the existing synergy in the company’s operations in Brazil’s Northern region.

Marcos Barreto de Faria Pinho

Leonardo Pereira Alves

Agreed:

Felipe Baptista da Silva

Classification: Confidential

ANEXO 1 – DRE AND CASH FLOW	Date: 10/17/2019 IT DFPI-023/2019

Projected Income Statement			2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Gross Revenue			3,384,246	3,588,650	3,714,767	3,837,808	4,005,486	4,182,387	3,983,829	3,755,137	3,514,558	3,579,412	3,723,703	3,532,194
% Growth			n.a.	6.04%	3.51%	3.31%	4.37%	4.42%	-4.75%	-5.74%	-6.41%	1.85%	4.03%	-5.14%
Generation			1,919,783	1,997,972	2,079,829	2,141,570	2,245,774	2,350,927	3,027,772	3,518,840	3,269,230	3,324,211	3,459,265	3,280,996
% Gross Revenue			56.73%	55.67%	55.99%	55.80%	56.07%	56.21%	76.00%	93.71%	93.02%	92.87%	92.90%	92.89%
Transmission			50,403	13,076	-	-	-	-	-	-	-	-	-	-
% Gross Revenue			1.49%	0.36%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Corporate			1,414,060	1,577,602	1,634,938	1,696,238	1,759,712	1,831,459	956,057	236,297	245,328	255,201	264,437	251,198
% Gross Revenue			41.78%	43.96%	44.01%	44.20%	43.93%	43.79%	24.00%	6.29%	6.98%	7.13%	7.10%	7.11%
Deductions			(918,155)	(981,734)	(1,014,713)	(1,049,551)	(1,090,806)	(1,136,480)	(1,057,804)	(967,308)	(859,509)	(862,372)	(896,592)	(849,961)
% Growth			27.13%	27.36%	27.32%	27.35%	27.23%	27.17%	26.55%	25.76%	24.46%	24.09%	24.08%	24.06%
Generation			(427,628)	(439,875)	(454,747)	(468,589)	(488,105)	(509,205)	(730,354)	(886,376)	(775,484)	(774,965)	(806,022)	(763,925)
% Gross Revenue			46.57%	44.81%	44.82%	44.65%	44.75%	44.81%	69.04%	91.63%	90.22%	89.86%	89.90%	89.88%
Transmission			(6,212)	(1,531)	-	-	-	-	-	-	-	-	-	-
% Gross Revenue			0.68%	0.16%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Corporate			(484,315)	(540,329)	(559,966)	(580,962)	(602,701)	(627,275)	(327,450)	(80,932)	(84,025)	(87,406)	(90,570)	(86,035)
% Gross Revenue			52.75%	55.04%	55.18%	55.35%	55.25%	55.19%	30.96%	8.37%	9.78%	10.14%	10.10%	10.12%
Net Revenue			2,466,090	2,606,916	2,700,054	2,788,257	2,914,680	3,045,906	2,926,025	2,787,830	2,655,049	2,717,041	2,827,110	2,682,233
% Growth			n.a.	5.71%	3.57%	3.27%	4.53%	4.50%	-3.94%	-4.72%	-4.76%	2.33%	4.05%	-5.12%
Generation			1,492,155	1,558,097	1,625,082	1,672,981	1,757,669	1,841,722	2,297,418	2,632,464	2,493,746	2,549,246	2,653,243	2,517,070
% Gross Revenue			60.51%	59.77%	60.19%	60.00%	60.30%	60.47%	78.&%	94.43%	93.92%	93.82%	93.85%	93.84%
Transmission			44,191	11,545	-	-	--	-	-	-	-	-	-	-
% Gross Revenue			1.79%	0.44%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Corporate			929,744	1,037,273	1,074,972	1,115,277	1,157,011	1,204,184	628,608	155,365	161,303	167,795	173,867	165,163
% Gross Revenue			37.70%	39.79%	39.81%	40.00%	39.70%	39.53%	21.48%	5.57%	6.08%	6.18%	6.15%	6.16%
PMSO			(425,814)	(329,814)	(382,350)	(260,988)	(283,852)	(366,944)	(461,664)	(540,157)	(543,332)	(562,797)	(585,247)	(556,177)
% Growth			17.27%	12.65%	14.16%	9.36%	9.74%	12.05%	15.78%	19.38%	20.46%	20.71%	20.70%	20.7-4%
Generation			(304,093)	(237,664)	(289,269)	(164,518)	(182,960)	(266,782)	(357,674)	(432,192)	(431,242)	(446,423)	(464,425)	(441,191)
% Gross Revenue			71.41%	72.06%	75.66%	63.04%	64.46%	72.70%	77.47%	80.01%	79.37%	79.32%	79.36%	79.33%
Transmission			(34,681)	(22,720)	(23,316)	(24,491)	(25,754)	(26,739)	(27,760)	(28,821)	(29,923)	(31,066)	(32,254)	(30,696)
% Gross Revenue			8.14%	6.89%	6.10%	9.38%	9.07%	7.29%	6.01%	5.34%	5.51%	5.52%	5.51%	5.52%
Corporate			(87,040)	(69,430)	(69,765)	(71,979)	(75,138)	(73,424)	(76,230)	(79,143)	(82,168)	(85,308)	(88,568)	(84,290)
% Gross Revenue			20.44%	21.05%	18.25%	27.58%	26.47%	20.01%	16.51%	14.65%	15.12%	15.16%	15.13%	15.16%
Non-Manageable			(1,205,746)	(1,323,773)	(1,391,204)	(1,462,667)	(1,526,502)	(1,587,340)	(1,270,746)	(1,003,852)	(1,053,351)	(1,099,168)	(1,137,352)	(1,076,185)
% Growth			48.89%	50.78%	51.53%	52.46%	52.37%	52.11%	43.43%	36.01%	39.67%	40.45%	40.23%	40.12%
Generation			(280,643)	(287,709)	(316,232)	(347,390)	(369,491)	(383,155)	(642,138)	(848,487)	(892,048)	(931,374)	(963,484)	(911,022)
% Gross Revenue			23.28%	21.73%	22.73%	23.75%	24.21%	24.14%	50.53%	84.52%	84.69%	84.73%	84.71%	84.65%
Transmission			4,641	1,210	-	-	-	-	-	-	-	-	-	-
% Gross Revenue			-0.38%	-0.09%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Corporate			(929,744)	(1,037,273)	(1,074,972)	(1,115,277)	(1,157,011)	(1,204,184)	(628,608)	(155,365)	(161,303)	(167,795)	(173,867)	(165,163)
% Gross Revenue			77%	78%	77%	76%	76%	76%	49%	15%	15%	15%	15%	15%
EBITDA			834,531	953,329	926,501	1,064,602	1,104,326	1,091,622	1,193,615	1,243,820	1,058,366	1,055,075	1,104,512	1,049,872
EBITDA Margin			33.84%	36.57%	34.31%	38.18%	37.89%	35.84%	410.79%	44.62%	39.86%	38.83%	39.07%	39.14%
			-	-	-	-	-	-	-	-	-	-	-	-
Generation			907,419	1,032,725	1,019,581	1,161,072	1,205,219	1,191,785	1,297,606	1,351,785	1,170,456	1,171,450	1,225,334	1,164,857
% EBITDA			108.73%	108.33%	110.05%	109.06%	109.14%	109.18%	108.71%	108.68%	110.59%	111.03%	110.94%	110.95%
Transmission			14,151	(9,965)	(23,316)	(24,491)	(25,754)	(26,739)	(27,760)	(28,821)	(29,923)	(31,066)	(32,254)	(30,696)
% EBITDA			1.70%	-1.05%	-2.52%	-2.30%	-2.33%	-2.45%	-2.33%	-2.32%	-2.83%	-2.94%	-2.92%	-2.92%
Corporate			(87,040)	(69,430)	(69,765)	(71,979)	(75,138)	(73,424)	(76,230)	(79,143)	(82,168)	(85,308)	(88,568)	(84,290)
% EBITDA			-10.43%	-7.28%	-7.53%	-6.76%	-6.80%	-6.73%	-6.39%	-6.36%	-7.76%	-809%	-8.02%	-8.03%
			-7719.624207
Depreciation and Amortization			(287,601)	(282,903)	(272,509)	(263,575)	(248,562)	(248,573)	(158,287)	(93,825)	(73,777)	(69,768)	(69,768)	(63,954)
% Receita Liquida			11.66%	10.85%	10.09%	9.45%	8.53%	8.16%	5.41%	3.37%	2.78%	2.57%	2.47%	2.38%
EBIT/LAIR			546,929	670,427	653,991	801,027	855,764	843,049	1,035,328	1,149,996	984,589	985,308	1,034,744	985,918
% Receita Liquida			22.18%	25.72%	24.22%	28.73%	29.36%	27.68%	35.38%	41.25%	37.08%	36.26%	36.60%	36.76%
IR &CSLL			(130,145)	(196,066)	(222,333)	(272,325)	(290,936)	(286,613)	(351,988)	(390,975)	(334,736)	(334,981)	(351,789)	(335,188)
% IR/CSLL			23.80%	29.24%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%
Accrued Tax Loss			257,770	93,691	-	-	-	-	-	-	-	-	-	-
Negative Base of IRCSLL		30%	(164,079)	(93,691)	-	-	-	-	-	-	-	-	-	-
Taxable Earnings			382,850	576,735	653,991	801,027	855,764	843,049	1,035,328	1,149,996	984,589	985,308	1,034,744	985,918
Income Tax – Base		15%	(57,428)	(86,510)	(98,099)	(120,154)	(128,365)	(126,457)	(155,299)	(172,499)	(147,688)	(147,796)	(155,212)	(147,888)
Income Tax - Additional <	240	10%	(38,261)	(57,650)	(65,375)	(80,079)	(85,552)	(84,281)	(103,509)	(114,976)	(98,435)	(98,507)	(103,450)	(98,568)
SUDAM		0%	-	-	-	-	-	-	-	-	-	-	-	-
CSLL		9%	(34,457)	(51,906)	(58,859)	(72,092)	(77,019)	(75,874)	(93,180)	(103,500)	(88,613)	(88,678)	(93,127)	(88,733)
Net Profit/(Loss) for the Year			416,784	474,361	431,658	528,702	564,828	556,437	683,341	759,021	649,853	650,327	682,955	650,730
% Growth			16.90%	18.20%	15.99%	18.96%	19.38%	18.27%	23.35%	27.23%	24.48%	23.94%	24.16%	24.26%

Classification: Confidential

ANEXO 1 – DRE AND CASH FLOW	Date: 10/17/2019 IT DFPI-023/2019

Discounted Cash Flow	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
EBITDA	834,531	953,329	926,501	1,064,602	1,104,326	1,091,622	1,193,615	1,243,820	1,058,366	1,055,075	1,104,512	1,049,872
Working Capital Variation	(760,477)	(115,979)	(22,434)	(338)	(23,435)	(31,341)	46,576	325,560	(16,824)	(3,851)	(6,913)	(8,349)
EBITDA (Líquido da Variação do Capital de Giro)	74,053	837,350	904,067	1,064,264	1,080,891	1,060,281	1,240,191	1,569,381	1,041,542	1,051,224	1,097,599	1,041,522
CAPEX	(42,484)	(51,770)	(23,200)	(19,258)	(11,125)
Income Tax and Social Contribution	(130,145)	(196,066)	(222,333)	(272,325)	(290,936)	(286,613)	(351,988)	(390,975)	(334,736)	(334,981)	(351,789)	(335,188)
Cash Flow	(98,576)	589,514	658,534	772,681	778,831	773,668	888,204	1,178,406	706,806	716,243	745,810	706,334
Discount Factor	0.951	0.862	0.784	0.714	0.649	0.590	0.537	0.488	0.444	0.404	0.367	0.335
Discounted Cash Flow	(93,707)	508,014	516,271	551,342	505,602	456,725	476,811	575,258	313,763	289,132	273,778	236,719

	Projetado
Residual Amount	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Residual Amount	-	339,144	-	-	-	-	-	-	-	-	-	702,174
Generation	-	-	-	-	-	-	-	-	-	-	-	702,174
Transmission	-	339,144	-	-	-	-	-	-	-	-	-
Complexo Mauá	-	-	-	-	-	-	-	-	-	-	-
Discount Factor	0.904	0.822	0.748	0.681	0.619	0.563	0.512	0.466	0.423	0.385	0.350	0.321
Residual Value at Present Value	-	278,703	-	-	-	-	-	-	-	-	-	225,296

Classification: Confidential

Eletrobras

Technical Note:

"Identification of Technical Benefits and Operating Synergies with the Transfer of Controlling Interest from Amazonas G&T to Eletronorte"

Technical Note DGEG-001/2019

11/25/2019

Generation Board - DG

Generation Asset Expansion and Management - DGE

Generation Asset Management - DGEG

Classification: Public Technical Note DGEG-001/2019

Summary

1. INTRODUCTION **4**

2. PURPOSE **5**

3. BUSINESS CHARACTERISTICS **5**

3.1 Amazonas GT *5*

3.1.1 Description of the Generation Facility 5

3.2 Eletronorte *7*

3.2.1 Description of the Generation Facility 7

3.3 Company resulting from the corporate restructuring process *8*

4. TECHNICAL BENEFITS AND OPERATING SYNERGIES **10**

4.1 Expansion of Eletronorte's Generation Asset Portfolio *10*

4.3 Operational Streamlining of Generation Assets *11*

4.4 New Business Prospects *12*

5. CONCLUSIONS **13**

6. ANNEXES .... Erro! Indicador não definido.

3

Classification: Public                                Technical Note DGEG-001/2019

1.   INTRODUCTION

The process of transfer of the controlling interest from Eletrobras Amazonas GT  to Eletronorte, for later merger into Eletronorte is in line with the Operational Excellence operating guideline established by the senior management in Eletrobras' strategic planning. In this regard, the Business and Management Master Plan (PDNG) 2019-2023 establishes the search for the corporate synergy of regional subsidiaries, with regard to operational, economic and financial and corporate aspects, and lists the corporate restructuring of Eletrosul and CGTEE, in addition to restructuring of Amazonas GT and Eletronorte among its goals.

The works for the merger of the two companies were started at Eletrobras upon RES 632/2018, dated 09/03/2018 with the creation of a WG to evaluate the merger of the activities of the companies AmGT and Eletronorte.

The final report of the aforementioned WG was approved by the Resolution of the Executive Board of Eletrobras under No. RES-876/2018 and, in addition, this resolution approved the merger of the activities of AmGT and Eletronorte.

One of the activities required to complete this merger was the valuation of AmGT's assets. For such purpose, the consulting firm Deloitte, which was responsible for conducting the Due Diligence and valuation of  AmGT, was engaged.

The Generation Asset Expansion and Management Superintendence (DGE) was called, by the Advisory Board of the Generation Board on 05/07/2019, to monitor Deloitte's Due Diligence process in loco. This follow-up was carried out by the technicians assigned to the Generation Asset Management (DGEG) and Environment (DGEA), reporting to this superintendency, from May 13 to May 28, 2019. In addition to representatives of Eletrobras, technicians from Eletronorte attended this process.

The concluding Due Diligence results prepared by Deloitte were used in this document to support relevant information from the transfer of shareholding control from Amazonas GT to Eletronorte.

At last, on 11/19/2019, DGE received a request to prepare this Technical Note, entitled “Identification of Technical Benefits and Operating Synergies with the Transfer of Controlling Interest from Amazonas GT to Eletronorte”, to compose the necessary documentation for the Preparation of the Management Proposal of EGM 176 that will address the above topic.

4

Classification: Public                                Technical Note DGEG-001/2019

2.   PURPOSE

The purpose of this Technical Note is to present the characteristics of the assets of the companies Amazonas GT and Eletronorte, opportunities for operational adjustments/improvements, as well as gains in scale and scope due to the diversification of the company's portfolio resulting from the process of merger of these two companies by transferring the shares owned by Eletrobras in Amazonas GT to Eletronorte, by Giving in Payment, as determined by the Resolution of Eletrobras Executive Board RES-876/2018 dated 12/10/2018.

3.   BUSINESS CHARACTERISTICS

3.1       Amazonas GT

Amazonas Geração e Transmissão de Energia S.A. – AmGT is one of the Eletrobras Group companies, created in April 2013, as a result of the unbundling of the company Amazonas Energia, due to the interconnection of Manaus to the National Interconnected System - SIN. The company is headquartered in Manaus-AM, focusing on the business of Generation, Transmission and Sale of Electricity.

In September 2014, ANEEL, under Resolution No. 4.836/2014, approved the segregation of Amazonas Energia's activities and, as a result, AmGT absorbed that company's Electricity Generation, Transmission and Sale activities.

3.1.1    Description of the Generation Facility

The composition of AmGT's generation portfolio includes corporate assets in water, fuel oil and gas thermal sources. In the thermal source, we highlight the Mauá 3 plant, combined cycle, whose first commercial operation order was issued by ANEEL in September 2017.

The following table provides a summary of generation assets, containing the most relevant technical information.

Power plant	Primary Energy Source	State	Type	System	Generation Facility Configuration	Type of Turbine /UG	Cycle Type	Eletrobras Installed Power Capacity (MW)
HPP Balbina	Water	AM	Corporate	SIN	5 x 51.50 MW	Kaplan		249.75
TPP Aparecida	Natural Gas	AM	Corporate	SIN	Block I (2x40 MW) Block II (2x43 MW)	GE (LM 6000) GE (LM 6000)	Simple	166
TPP Mauá [1]	Natural Gas/OPGE Oil	AM	Corporate	SIN	Block III (2x55 MW) Block IV (10x15 MW)	GE (MS 7000B) Wärtsila (18V46B)	Simple	260
TPP Mauá 3	Natural Gas	AM	Corporate	SIN	2 TG x 189.55 MW 1 1 TV x 211.65 MW	Siemens (TG: CGT6 5000F4) Siemens (TV: SST6- PAC5000)	Combined	590.75
TPP Anamã	Natural Gas	AM	Corporate	Isolated	5 x 433 kW	Guascor (SFGLD-360)	Simple	2.17
TPP Anori	Natural Gas	AM	Corporate	Isolated	5 x 914 kW	Guascor (SFGM-560)	Simple	4.57
TPP Caapiranga	Natural gas	AM	Corporate	Isolated	5 x 433 kW	GudSCOr (SFGLD 360)	Simple	2.17
TPP Codajás	Natural gas	AM	Corporate	Isolated	6 x 914 kW	Guascor (SFGM 560)	Simple	5.48
			TOTAL (MW)					1,280.89

Explanatory note

1 - Decommissioned and not able to return. Procedures for formal decommissioning are ongoing. Installed power capacity refers to Blocks III (natural gas) and IV (PGE oil)

Source: Investor Information 3Q19

5

Classification: Public                                Technical Note DGEG-001/2019

Table 1: AmGT Generation Assets

In addition, by 2025, the assets of Manaus Independent Energy Producers (PIE) will be reversed to AmGT.

Power plant	Primary Energy Source	State	System	Generation Facility Configuration	Type of Turbine /UG	Cycle Type	Eletrobrás Installed Power Capacity (MW)
TPP Cristiano Rocha [1]	OC1A Oil / Natural Gas	AM	SIN	5 x 17.07 kW	Wärtsilä (18V46-GD)	Simple	85
TPP Manauara [1]	OC1A Oil / Natural Gas	AM	SIN	5 x 17.07 kW	Wärtsilä (18V46-GD)	Simple	67
TPP Ponta Negra [1]	OC1A Oil / Natural Gas	AM	SIN	5 x 17.07 kW	Wärtsilä (18V46)	Simple	66
TPP Tambaqui [1]	OC1A Oil / Natural Gas	AM	SIN	5 x 16.06 kW	MAN	Simple	75
TPP Jaraqui [1]	OC1A Oil / Natural Gas	AM	SIN	5 x 16.23 kW	MAN	Simple	75
			TOTAL (MW)				368.00
Explanatory note: 1- Independent Energy Producers (PIE), which in 2025 (end of contract) will be reverted to AmGT. Source: Investor Information 3Q19

Table 2: PIEs to be absorbed by AmGT in 2025

3.1.2    Investments of the Business and Management Master Plan (PDNG 2019-2023) - Amazonas GT

The current Business and Management Master Plan (PDNG) currently in force encompasses the investments planned for the 2019-2023 cycle. The figures presented by AmGT in PDNG 19-23 consider expenses required to invest in its generation assets, investments in reinforcements and improvements in transmission, as well as in its infrastructure over this period. Note that the investments refer only to corporate generation assets, since this company does not have any interest in SPE and the company does not have transmission concession, being only in charge of performing the operation and maintenance of these assets.

The following table shows AmGT's planned investment figures for PDNG 2019-2023.

PDNG19 - 23
Exploration and Equity Interest System	Segment	Investments (Amounts in thousands of reais)
		2019	2020	2021	2022	2023	Total
Corporate	Transmission	9,358.98	0.00	0.00	0.00	0.00	9,358.98
	Generation	19,570.97	10,447.00	2,020.00	1,020.00	550.00	33,607.97
	Infrastructure	8,741.18	2,305.00	2,305.00	3,435.00	3,405.00	20,191.18
TOTAL		37,671.13	12,752.00	4,325.00	4,455.00	3,955.00	63,158.13
Source: DFPP

6

Classification: Public                                Technical Note DGEG-001/2019

Table3: Investments provided in PDNG 2019-2023 of AmGT

3.2	Eletronorte

Centrais Elétricas do Norte do Brasil SA - Eletronorte is a company of the Eletrobras Group, created in June 1973. It is headquartered in the city of Brasilia and operates in the segments of Generation, Transmission and Sale of Electricity. Eletronorte has corporate assets in the Northern Region of Brazil, as well as interests in SPE.

3.2.1	Description of the Generation Facility

Eletronorte's generation portfolio comprises six corporate assets and three interests in SPE, in water and thermal sources in diesel oil. Tucuruí Hydro Power Plant is worth mentioning, which is the second largest 100% Brazilian plant and is among the three largest reservoirs in the country.

The following table provides a summary of generation assets, containing the most relevant technical information.

Power plant	Primary Energy Source	State	Type	System	Generation Facility Configuration	Type of Turbine /UG	Cycle Type	Eletrobras Installed Power Capacity (MW)
TPP Senador Arnon Afonso Farias de Melo [1]	Diesel oil	RR	Corporate	Isolated	(2x30,94-1x24,0)	--	Simple	85.99
HPP Tucurui	Water	PA	Corporate	SIN	(12x350+11x390+2x22.5	Francis	--	8,535.00
HPP Samuel	Water	RO	Corporate	SIN	(5x43.35)	Kaplan	--	216.75
HPP Curuá-Una	Water	PA	Corporate	SIN	(2x10 +1x10.5)	Kaplan	--	30.30
HPP Coaracy Nunes	Water	AP	Corporate	SIN	(2x2441x30)	Kaplan	--	78.00
TPP Araguaia	Diesel oil	MT	Corporate	SIN	(22x1,059)	--	Simple	23.10
HPP Dardanelos [2]	Water	MT	SPE	SIN	(1x29 +4x58)	Francis	--	63.95
HPP Belo Monte [3]	Water	PA	SPE	SIN	Pimental (6x38.8) Beto Monte (18x611)	Bulb Francis	--	2,000.17
HPP Sinop [4]	Water	MT	SPE	SIN	(2x200.9)	Kaplan	--	49.23
			TOTAL (MW)					11,082.49
Explanatory notes:
1-

Resolution No. 2.894/2011 * Transfers Thermal Power Plant Senador Amon Farias de Mello from Eletronorte to Boa Vista Energia SA until February 10, 2012. Order No. 318/2014 - extends the deadline until the effective interconnection of the Isolated System of Boa Vista to SIN.

2-	HPP Dardanelos holds an interest of 24.5% in CHESF and 24.5% in ELETRONORTE. The total Installed Power Capacity of this venture is 261 MW
3-

HPP Belo Monte holds an interest of 15% in ELETROBRAS. 15% in CHESF and 19.98% in ELETRONORTE. The total Installed Power Capacity of this venture is 11,233,10 mw.  The total operating power of this venture is 10,010.96 MW.

4-	HPP SINOP holds an interest of 24.5% in ELETRONORTE. The total Installed Power Capacity of this venture is 401.88 mw. The total operating power of this venture is 200.94 mw.
Source: Investor Information 3Q19

Table 4: Eletronorte Generation Assets

7

Classification: Public                                Technical Note DGEG-001/2019

3.2.2    Investments of the Business and Management Master Plan (PDNG 2019-2023) - Eletronorte

The current Business and Management Master Plan (PDNG) currently in force encompasses the investments planned for the 2019-2023 cycle. The figures presented by Eletronorte in PDNG 19-23 consider necessary investments in its generation transmission and (corporate and SPE) assets, as well as its infrastructure over this period.

The following table shows Eletronorte's planned investment figures for PDNG 2019-2023.

		PDNG 19 - 23
Exploration and Equity Interest System	Segment		Investments (Amounts in thousands of reais)
		2019	2020	2021	2022	2023	Total
Corporate	Transmission	195,109.36	321,720.61	549,117.67	459,009.85	247,418.34	1,772,375.83
	Generation	29,434.75	65,736.33	14,825.93	8,640.00	10,836.00	129,473.00
	Environmental	20,700.00	27,900.00	27,900.00	27,900.00	0.00	104,400.00
	Infrastructure	21,883.61	15,300.00	15,300.00	15,300.00	15,300.00	83,083.61
	Telecom	36,940.92	12,630.96	12,630.96	3,888.00	0.00	66,090.84
TOTAL		304,068.64	443,287.89	619,774.56	514,737.85	273,554.34	2,155,423.28
Source: DFPP

Table5: Corporate Investments provided in PDNG 2019-2023 of Eletronorte

PDNG 19 - 23
Exploration and Equity Interest System	Segment	Investments (Amounts in thousands of reais)
		2019	2020	2021	2022	2023	Total
SPE	Transmission	329,391.00	334,523.00	40,000.00	170,000.00	112,850.00	986,764.00
	Generation	76,355.00	0.00	53,900.00	67,375.00	94,325.00	291,955.00
TOTAL		405,746.00	334,523.00	93,900.00	237375.00	207,175.00	1,278,719.00
Source: DFPP

Table6: Investments provided in PDNG 2019-2023 of Eletronorte

3.3       Company resulting from the corporate restructuring process

The following table summarizes the technical characteristics of the portfolio of generation, corporate businesses and interest in Special Purpose Entities (SPE) of Amazonas GT and Eletronorte.

8

Classification: Public                                Technical Note DGEG-001/2019

Company	Power plant	Primary Energy Source	UI	Type	System	Generation Facility Configuration	Type of Turbine /UG	Cycle Type	Eletrobras Installed Power Capacity (MW)
Amazonas GT	HPP Balbina	Water	AM	Corporate	SIN	5 x 51.50 MW	Kaplan		249.75
	TPP Aparecida	Natural Gas	AM	Corporate	SIN	Block I (2x40 MW) Block II (2x43 MW)	GE (LM 6000) GE (LM 6000)	Simple	166
	TPP Mauá [1]	Natural Gas/OPGE Oil	AM	Corporate	SIN	Block III (2x55 MW) Block IV (10x15 MW)	GE (MS 70006) Wärtisilä (18V46B)	Simple	260
	TPP Mauá 3	Natural Gas	AM	Corporate	SIN	2 TG x 189.55 MW 1 TV X 211.65 MW	Siemens (TG: CGT6- 5000F4) Siemens (TV: SST6- PAC5000)	Combined	590.75
	TPP Anamã	Natural Gas	AM	Corporate	Isolated	5 x 433 kW	Guascor (SFGLD 360)	Simple	2.17
	TPP Anon	Natural Gas	AM	Corporate	Isolated	5 x 914 kW	Guascor (SFGM-S60)	Simple	4.57
	TPP Caapiranga	Natural Gas	AM	Corporate	Isolated	5 x 433 kW	Guascor (SFGLD 360)	Simple	2.17
	TPP Codajás	Natural Gas	AM	Corporate	Isolated	6 x 914 kW	Guascor (SFGM-560)	Simple	5.48
	TPP Cristiano Rocha [2]	OC1A Oil / Natural Gas	AM		SIN	5 x 17.07 kW	Wärtisilä (18V46 GD)	Simple	85
	TPP Menauara [2]	OC1A Oil / Natural Gas	AM		SIN	5 x 17.07 kW	Wärtisilä (18V46GD)	Simple	67
	TPP Ponta Negra [2]	OC1A Oil / Natural Gas	AM		SIN	5 x 17.07 kW	Wärtisilä (18V46)	Simple	66
	TPP Tambaqui [2]	OC1A Oil / Natural Gas	AM		SIN	5 x 16.06 kW	MAN	Simple	75
	TPP Jaraqui [2]	OC1A Oil / Natural Gas	AM		SIN	5 x 16.23 kW	MAN	Simple	75
Eletronorte	TPP Senador Amon Afonso Farias de Meão	Diesel oil	RR	Corporate	Isolated	(2 x 30.9 + 1x24.0)	--	Simple	85.99
	HPP Tucurui	Water	PA	Corporate	SIN	(12x350+11x390+2 x22.5)	Francis	--	8535.00
	HPP Samuel	Water	RO	Corporate	SIN	(5x43.35)	Kaplan	--	216.75
	HPP Curuá-Una	Water	PA	Corporate	SIN	(2x10 +1x10.5)	Kaplan	--	30.30
	HPP Coaracy Nunes	Water	AP	Corporate	SIN	(2x24 +1x30)	Kaplan	--	78.00
	TPP Araguaia	Diesel oil	MT	Corporate	SIN	(22x1,059)	--	Simple	23.10
	HPP Dardanelos [4]	Water	MT	SPE	SIN	(1x29 +4x58)	Francis	--	63.95
	HPP Belo Monte [5]	Water	PA	SPE	SIN	Pimental (6x38.8) Belo Monte (18x611)	Bulb Francis	--	2000.17
	HPP Sinop [6]	Water	MT	SPE	SIN	(2x200.9)	Kaplan	--	49.23
				TOTAL (MW)					12,731.38

Explanatory note:

3 - Out of operation and not able to return. Procedures for formal decommissioning are ongoing. Installed power capacity refers to Blocks III (natural gas) and IV (PGE oil);

2- Independent Energy Producers (PIE), which in 2025 (end of contract) will be reverted to AmGT.

3- Resolution No. 2.894/2011 - Transfers Thermal Power Plant Senador Amon Farias de Mello from Eletronorte to Boa Vista Energia SA until February 10, 2012. Order No. 318/2014 - extends the deadline until the effective interconnection of the Isolated System of Boa Vista to SIN.

4 - HPP Dardanelos holds an interest of 24.5% in CHESF and 24.5% in ELETRONORTE. The total Installed Power Capacity of this venture is 261 mw

5- HPP Belo Monte holds an interest of 15% in ELETROBRÁS, 15% in CHESF and 19.96% in ELETRONORTE. The total Installed Power Capacity of this venture is 11,233,10 MW. The total operating power of this venture is 10,010.60 MW.

6- HPP SINOP holds an interest of  24.5% stake in ELETRONORTE. The  total Installed Power Capacity of this venture  is 401.88 MW.  The total operating power of this venture is 200.94 MW.

Source: Investor Information 3Q19

Table 7: Consolidation of generation assets after the merger of the companies

Regarding the transmission business portfolio, the following table presents the technical characteristics, Km of transmission line and transformation capacity of the companies Amazonas GT and Eletronorte.

Company	Transmission Line Km	Substations - Transformation Capacity (MVA)
Amazonas GT	390	1365
Eletro norte	12706	34683
Source: Eletrobrás Management Report 2018

Table 8: Information on the Eletronorte Transmission System

It is worth mentioning that AmGT does not hold the transmission concession, but only provides these services. An auction is scheduled for the first half of 2020 by ANEEL to transfer the assets and the responsibility for the operation and maintenance for the new controller to operate the transmission assets.

9

Classification: Public                                Technical Note DGEG-001/2019

4.   TECHNICAL BENEFITS AND OPERATING SYNERGIES

4.1       Expansion of Eletronorte's Generation Asset Portfolio

The transfer of controlling interest from Amazonas GT to Eletronorte will increase Eletronorte's asset base, making it a more robust company, both from a technical and operational point of view.

Eletronorte currently has two thermal power plants in its generation facilities: TPP Araguaia (23.1 MW, diesel), located in the state of Mato Grosso, and TPP Senador Arnon Afonso Farias de Mello (85.99 MW, diesel), located in the state of Roraima. With the transfer, the company will be able to operate in the natural gas generation segment with the technical knowledge and experience previously acquired by AMGT, as a result of the recent implementation of TPP Mauá 3 and the operation of other gas thermal plants in its portfolio.

Following the transfer of controlling interest, Eletronorte will have a total of 22 generation assets (including corporate plants and interests in special purpose entities - SPE), totaling 12,731.38 MW of installed power capacity, consolidating itself as the second largest generator among the Eletrobras Companies. The 1,649.89 MW increase in installed power capacity represents an increase of 14.9% over Eletronorte's current installed power capacity. The assets will be distributed as shown below.

Figure 1: Map of Brazil with assets after merger

10

Classification: Public                                Technical Note DGEG-001/2019

4.2       Strengthening of Eletronorte's Regional Presence in the North Region

The transfer of controlling interest of Amazonas GT will help Eletronorte to fulfill its original mission of “producing large-scale electricity in the Amazon region”, a role similar to that performed in other regions of the country by other Eletrobras Companies.

It should be considered that the expansion of generation in Brazil, among the various axes under discussion, involves the implementation of hydro power plants in the Amazon region and the implementation of natural gas thermal plants, both "opportunities" located/present in the North Region of the state.

Despite experiencing a troubled scenario with regard to the environmental licensing of new plants, the first axis is the technical domain of the current Eletronorte (historically through the construction of HPP Balbina and HPP Tucuruí until its equity interest in the two hydro power plants that recently entered commercial operation in the region - HPP Belo Monte and HPP Sinop). For the second axis, Amazonas GT has expertise not only evidenced in the recent implementation of TPP Mauá 3 but also in the operation of older plants, such as TPP Aparecida. The fusion of such knowledge, therefore, will strengthen the company's regional presence.

4.3       Operational Streamlining of Generation Assets

Eletronorte currently has an ongoing Systemic Team Training and Improvement Program, which aims, inter alia, to develop systems for certifying knowledge of the entire workforce and enable production teams to act systematically. The Program aims to enable the operation and maintenance of assets to work with local and corporate cores of skills, in an integrated and optimized manner (Systemic Teams).

These Systemic Teams seek to:

- Enhance the operational performance of Generation Plants;

- Reduce PMSO costs;

- Optimize the use of employee skills;

- Optimize the technical resources (test equipment, test, inventories, etc.); and

11

Classification: Public                                Technical Note DGEG-001/2019

- Operate and maintain current and new facilities in order to achieve high technical performance and maintain costs within established values in order to provide profits.

Currently, there are O&M professionals working in hydro power generation plants, thermal plants and providing O&M service to Norte Energia (HPP Belo Monte), with the potential to build a competent, agile and multifunctional technical team, providing the company with an increase in its level of competitiveness and efficiency. AMGT's operation and maintenance teams after transfer thereof to Eletronorte will be able to participate in this Plan, thus promoting notable gains in economies of scale and efficiency for the new company.

Additionally, considering that there are regional offices in the state of Amazonas, of both companies, there is room for streamlining in this regard, which should be studied considering the new portfolio of Eletronorte after the transfer and the recent remunerated dismissal plans.

4.4       New Business Prospects

The merged company following the transfer of controlling interest from Amazonas GT to Eletronorte will have a much broader perspective for entering new businesses than each company separately. This will happen not only because it will be a more capitalized company, but also due to its geographic coverage and spectrum of expertise in power generation technologies.

It should be noted that the lucrative and promising natural gas generation segment will be included in Eletronorte's portfolio and expertise following the transfer of AMGT, which in turn will have greater investment capacity. In parallel, note that both companies have decommissioned  thermal assets, which can be seen as new business opportunities to be modeled. The table below lists these assets per company:

Company	Power plant	Primary Energy Source	State	System	Generation Facility Configuration	Type of Turbine /UG	Cycle Type	Total Power (MW)
Amazonas GT	TPP Maué	Natural Gas OPGE oil	AM	SIN	Block III (2x55 MW) Block IV (10x15 MW)	GE (MS 7000B) Wärtsilä (18V4f.B)	Simple	260
Eletronorte	TPP Rio Acre	Diesel oil	AC	SIN	2x21.3 MW	GE LM2500	Simple	42.60
	TPP Santana	Diesel oil	AP	SIN	(3x21.5 +4x15.7) MW	GE LM 2500 Wärtsilä (18V46GD)	Simple	127.30
	TPP Rio Madeira	Diesel oil	RO	SIN	(3x21.3 + 1x36) MW	GE LM2500 GE LM6000	Simple	99.90

Table 9: Decommissioned generation assets

Note that although TPP Mauá Block III and Block IV are considered to be assets of AmGT, given that there are still grants for these ventures, these units are decommissioned.

12

Classification: Public                                Technical Note DGEG-001/2019

In addition, note that the new company will have a clear competitive advantage if it is interested in participating in the transmission asset concession auctions that currently include AMGT's operation and maintenance services. The future scenario points to an alliance between Eletronorte's expertise in operation and maintenance of transmission assets and AMGT's specific knowledge of these assets to be auctioned. The auction is scheduled for the first half of 2020.

5.   CONCLUSIONS

This Technical Note was intended to identify the technical benefits and operating synergies arising from the transfer of controlling interest from Amazonas GT to Eletronorte. In this regard, the following points stand out:

a)   Expansion of Eletronorte's Generation Asset Portfolio - With a greater number of generation assets, the company will expand its project portfolio through diversified operations in the energy market of the North Region. The new Eletronorte, which is more robust from a technical and operational point of view, will be consolidated as the second largest generator among the Eletrobras Companies with 12,731.38 MW of installed power capacity;

b)   Strengthening of Eletronorte's Regional Presence in the North Region - Upon merger, Eletronorte will effectively operate in the state of Amazonas, expanding its business to impose itself in the face of the new reality of the local and national energy markets;

c)    Operational Optimization of Generation Assets - the corporate merger of the companies will bring advantages, namely: alignment of operational goals and objectives, investment opportunities in employee training, savings in reducing materials costs and outsourced labor and greater integration among employees, in addition to economies of scale and efficiency gains for the new company; and

d)   New Business Prospects - The new company, arising from the merger process, will reach many different markets and audiences, expanding business possibilities in the energy sector and gaining strength from market risks and uncertainties. The transfer of controlling interest will enable Eletronorte to acquire greater capacity to operate in the energy market, increasing its revenue and thus allowing greater investments. Thus, opportunities such as expansion by Gas-fired power plant and possible participation in auctions of transmission assets, currently operated by AMGT, should be considered.

13

Classification: Public                                Technical Note DGEG-001/2019

Prepared by:

ALEXANDRE FREIRE MAGALHÃES

Generation Asset Management - DGEG

ANDERSON LIMA ROCHA

Generation Asset Management - DGEG

DANIEL BRUNO DA SILVA

Generation Asset Management - DGEG

Agreed:

JONATAN ROSS

Generation Asset Expansion and Management - DGE

14

NATIONAL ELETRIC ENERGY AGENCY – ANEEL

ORDINANCE No. 3,189, NOVEMBER 14, 2019

Original Text

THE ECONOMIC AND FINANCIAL SUPERVISOR OF THE NATIONAL ELETRIC ENERGY AGENCY – ANEEL, in the use of the powers delegated to it through Ordinance No. 4,659, of July 18, 2017; considering the provisions of Law No. 9,427 of December 26, 1996; Normative Resolution No. 484 of April 17, 2016; and what is contained in Case No. 48500.005698/2019-63, decides: to agree in advance to the transfer of corporate control of Amazonas Geração e Transmissão de Energia S.A. – Amazonas GT, currently held by Centrais Elétricas Brasileiras S.A. – Eletrobras, to Centrais Elétricas do Norte do Brasil – Eletronorte. The deadline for implementation of the operation is up to 120 (one hundred and twenty) days from the date of publication of this Ordinance and the company, whose shareholding control has been changed, shall send to ANEEL’s Superintendence of Economic and Financial Supervision a certified copy of the supporting documents of formalization of the operation, within 30 (thirty) days from the date of its execution.

TICIANA FREITAS DE SOUSA

CAE/CAAS Rua da Quitanda, 196, 25º andar, Centro, Rio de Janeiro – RJ Tel.: (21) 2514-5641 RCAE 096, 12/12/2019.

CERTIFICATE OF THE MINUTES OF THE NINTH SIXTH MEETING OF THE STATUTORY AUDIT AND RISK COMMITTEE - CAE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified, for the due purposes, that on December 12th of December 2019, at 9:00 am, the Statutory Audit and Risk Committee - CAE of Eletrobras inaugurated a meeting held at the Company's Central Office, at Rua da Quitanda, nº 196, 25th floor, Downtown, Rio de Janeiro - RJ. The meeting was coordinated by the Board Member MAURO GENTILE RODRIGUES DA CUNHA. The meeting was also attended, by memebers Mr. LUÍS HENRIQUE BASSI ALMEIDA and the Directors DANIEL ALVES FERREIRA and FELIPE VILLELA DIAS. Advice to Eletronorte and Eletrobras Board of Directors: Proposal to transfer the shares held in Amazonas GT to Eletronorte and call of the 176th Eletrobras EGM. RES 855, dated 12.09.2019 (Eletrobras) and RD 0383, dated 10.21.2019 (Eletronorte): After reasoning on the matter, in light of the presentation made, and based on the support material provided, the Committee, in advice to the Board of Directors of Eletrobras, opined favourable to the proposal to convene the 176th Extraordinary General Meeting of Eletrobras to resolve on the transfer of all shares representing Amazonas Geração e Transmissão de Energia SA - AmGT by Eletrobras to Eletronorte, pursuant to Board Resolution RES-855, of December 9, 2019, considering the additional clarifications that were provided by Management in response to the Committee’s questions. The Committee requested that such clarifications be submitted in writing to the Board of Directors for subsidy in deliberation. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Advisor to the Board of Directors of Eletrobras and Deputy Secretary of Governance.

Rio de Janeiro, December 16, 2019.

FERNANDO KHOURY FRANCISCO JUNIOR
Substitute Secretary of Governance

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

From:	Cristiane Vieira de Paiva Villela
To:	André de Avellar Torres
Subject:	Call of 176th EGM of Eletrobras
Reference:	Memorandum DFR-105/2019 EMP–2019/0832

Mrs. Head of DFR sends us, through the abovementioned memorandum, a matter requesting an analysis1 of this PRJE, from a legal point of view, of Eletrobras’ Management Proposal, to be held on January 17, 2020, to deliberate on the following agenda:

“1. To approve the transfer of all shares representing the share capital of Amazonas Geração e Transmissão de Energia S.A. (hereinafter referred to as AmGT), equivalent to 489,068,809 common shares, by Eletrobras to Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), for BRL 3,130,227,000.00 (three billion, one hundred and thirty million, two hundred and twenty-seven thousand reais), as of December 31, 2018, to be adjusted and paid, in accordance with the terms and conditions set forth in the Datio in Solutum and Other Agreements Contract Draft (Annex 10).”

Once the facts are reported, we proceed with the examination of the legal issues connected to the query under review, given that this analysis is limited to the review of the legal aspects of the Management Proposal, and therefore, the financial and business conditions are not the object of this opinion, nor are the convenience and timeliness of the transaction to be deliberated upon.

1. General Considerations related to the Shareholders’ Meetings

1 It should be emphasized that this examination shall be limited to the legal aspects of the subject, with no regard for technical, economic, financial aspects, and those that require the exercise of administrative discretion.

1

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

1.1. Call:

Initially, regarding the call, we would like to clarify that, in accordance with the provisions of Articles 1242 et seq of Law No. 6404/76, the regular call of shareholders shall be made by means of publication of notices, and shall include, in addition to the venue, date and time of the Shareholders’ Meeting, the agenda and, in the case of a reform of the Articles of Incorporation, the indication of the matter.

It should be noted that Article 124, Paragraph 6 of Law No. 6404/76, which requires listed companies to submit, on the date of publication of the notice convening the annual and special meeting, documents related to the agenda on the Stock Exchanges on which their shares are mostly negotiated. It is also noted that such obligation is additional to those required by Articles 1333 and 1354, Paragraph 3 of the same legal provision.

2Article 124. The call shall be made by means of a notice published for a minimum of 3 (three) times, stating, in addition to the venue, date, and time of the meeting, the agenda and, in case of reform of the Articles of Incorporation.

Paragraph 1 The first call of the shareholders’ meeting shall be made:

I - in the closely-held corporations, at least eight (8) days before the publication of the first notice; if the meeting is not being held, a new notice will be published, in a second call, at least 5 (five) days in advance;

II - in the publicly-held company, the deadline for the first call shall be 15 (fifteen) days, and the second call for 8 (eight) days.

Paragraph 2 Except for reasons of Force Majeure, the shareholders’ meeting shall be held in the building where the company has its headquarters; whenever it will be held in another location, the notices shall clearly state the venue of the meeting, which in no case may be held outside the location of the headquarters.

Paragraph 3 In closed held corporations, a shareholder representing five percent (5%) or more of the capital stock shall be called by telegram or registered letter, issued with the advance provided for in Paragraph 1, provided that he/she has requested it in writing, to the company, indicating the full address and validity of the request, not exceeding two (2) fiscal years, and renewable; this notice does not exempt the publication of the notice provided for in Paragraph 1, and failure to comply will entitled the shareholder the right to compensation from the company’s management for damages.

Paragraph 4 Regardless of the formalities foreseen in this article, the shareholders’ meeting to be attended by all the shareholders shall be considered regular.

Paragraph 5 The Securities Commission may, at its sole discretion, by reasoned decision of its Board, at the request of any shareholder, and after hearing the company:

I - increase, to up to thirty (30) days, as of the date on which the documents related to the matters to be resolved are made available to the shareholders, the timely notice of publication of the first call notice of the shareholders’ meeting of the publicly-held company, when it concerns operations that, due to their intricateness, require a longer period for them to be known and analyzed by the shareholders;

II - discontinue, for up to 15 (fifteen) days, the course of the deadline prior to the call of an special shareholders’ meeting of publicly-held company, in order to take cognizance and review the proposals to be submitted to the meeting and, if applicable, inform to the company, until the termination of the discontinuance, the reasons why it considers that the proposed deliberation to the meeting breaches legal or regulatory provisions.

Paragraph 6 Publicly-held companies with shares listed for trading on a stock exchange shall, at the date of publication of the notice convening the meeting, send to the stock exchange on which their shares are mostly traded, the documents made available to shareholders for deliberation in shareholders’ meeting.

3Article 133. The managers should communicate, no later than 1 (one)  month before the date scheduled for the shareholders' meeting, by notices published in the manner set forth in Article 124, which are available to shareholders:

I - the management’s report on the corporate business and the main administrative facts of the accounting year then ended;

II - copy of the financial statements;

III - the opinion of independent auditors, if any.

IV - the opinion of the fiscal board, including dissenting votes, if any; and

 V - other documents relevant to the subjects included in the agenda.

Paragraph 1 The notices shall state the place or places where the shareholders may arrange copies of these documents.

Paragraph 2 The company shall submit a copy of these documents to the shareholders who request it in writing, under the conditions set forth in Paragraph 3 of Article 124.

Paragraph 3 The documents referred to in this article, except for those included in items IV and V, shall be published at least 5 (five) days before the date set for holding the shareholders’ meeting.

Paragraph 4 The shareholders’ meeting that gathers all shareholders may consider as remedied the absence of publication of notices or failure to comply with the deadlines referred to in this article; but publishing the documents before the meeting is held is mandatory.

Paragraph 5 The publication of the notices is exempted when the documents referred to in this article are published until 1 (one) month before the date scheduled for holding the ordinary shareholders’ meeting.

4 Article 135. The special shareholders’ meeting that aims at the reform of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.

(...)

Paragraph 3 The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.

2

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

With respect to the opening of the shareholders’ meeting, Article 1255 of Law No. 6404/76 establishes that the meeting is opened in the first call with the attendance of shareholders representing at least 1/4 of the capital with voting rights and, on second call, any number thereof.

In this regard, it should be noted that opening quorum (Article 125 of Law No. 6404 / 76) is different from the deliberation quorum (Articles 1296 and 1367 of Law No. 6404/76). The first is the minimum number of shareholders that the law establishes for the accomplishment of the bidding process, and the second stands as the minimum number of votes required to approve certain matters and is therefore a requirement for the validity of the deliberations.

5Article 125. Subject to the exceptions provided for by law, the shareholders' meeting shall be convened, at first call, with the presence of shareholders representing at least 1/4 (one fourth) of the voting capital stock; and, on second call, it shall be opened with any number.

Sole Paragraph. Non-voting shareholders may attend the shareholders’ meeting, and discuss the matter referred for deliberation.

6 Article 129. The resolutions of the shareholders’ meeting, except for the exceptions provided by law, shall be taken by absolute majority of votes, not counting blank votes.

7 Article 136. The approval of shareholders representing at least one-half of the voting shares is required if a higher quorum is not required by the company’s Articles of Incorporation, and whose shares are not admitted to trading on stock exchange or over-the-counter market, for a deliberation on:

I - the creation of preferred shares or class increase of existing preferred shares, without proportion to the other classes of preferred shares, unless already established or authorized by the Articles of Incorporation;

II - change in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or creation of a new class of higher preference;

III - reduction of the mandatory dividend;

IV - consolidation of the company, or its merger into another one;

V - participation in a group of companies (Article 265);

VI - chance of the corporate purpose;

VII - end of the company’s liquidation status;

 VIII - establishment of the beneficiary parties;

IX - company’s spin-off;

X - company’s dissolution.

Paragraph 1 - In the cases of items I and II, the effectiveness of the deliberation depends on prior approval or ratification, over a non-extendable term of one year, by holders of more than half of each class of preferred shares impaired, gathered at a special meeting convened by the managers, and instituted according to the formalities of said Law.

Paragraph 2 - The Securities Commission may authorize the reduction of the quorum provided for in this article in the case of publicly-held company with dispersed shares in the market, whose 3 (three) last shareholders’ meetings have been held with the presence of shareholders representing less than half of the voting shares. In this case, the authorization of the Securities Commission shall be mentioned in the call notice and the deliberation with a reduced quorum may only be adopted on a third call.

Paragraph 3 - The provisions of paragraph 2 of this article shall also apply to the special shareholders’ meetings referred to in paragraph 1.

Paragraph 4 It shall be included in the minutes of the general meeting that deliberate on the matters under items I and II, if there is no previous approval, that the resolution shall only be effective after its ratification by the special shareholders’ meeting set forth in Paragraph 1.

3

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

With respect to the deliberation quorum, it should be noted that, as a general rule, Law No, 6404/76, under Article 129, established the majority principle while setting forth in the head provision that the deliberations shall be taken by absolute majority of votes of the attending shareholders, not counting blank votes, that is, those that do not contain any statement. Thus, the deliberations taken at a shareholders’ meeting regularly called and opened, are binding on all shareholders, even absent or dissenting.

Subsequently, under the terms of Article 133, of Law No. 6404/76, the managers should report, until one month before the date set for the OGM, for notices published in the manner set forth in Article 124, that the documents provided for in its head provision are available to shareholders, provided that such documents, except for the opinion of the fiscal board, and other documents connected to matters included in the agenda8, shall be published within a period of not more than 5 (five) days before the date set for the publication of the notices, when such documents are published up to one month before the date set for the holding of Shareholders’ Meeting. It should be noted that failure to publish the notices or failure to comply with the deadlines referred to in Article 124 of Law No. 6404/76 may be remedied by the attendance at the Shareholders’ Meeting of all shareholders, but, however, publishing the documents prior to the Shareholders’ Meeting is mandatory.

8At this point, we bring up the understanding of jurist Modesto Carvalhosa, according to which “although the company is required to disclose, prior to the shareholders’ meeting, the documents referred to in new subsections IV and V, Law no. 10303, of 2001, in the new paragraph 3 of this Article 133, exempts these documents from the publication before the shareholders’ meeting is held. Therefore, shareholders interested in analyzing these documents shall not be able to count on their publication before the shareholders’ meeting, and they should arrange a copy at the places stated by the company in the published notices. Nevertheless, the published notices should mention the opinion of the Fiscal Board and the existence of divergent votes, if any, as well as other documents referring to the matters included in the agenda.” (emphasis added.)

4

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

In addition, the Securities Commission (CVM) issued CVM Instruction No. 481/2009, which established requirements related to the disclosure of information that must be provided by management to shareholders prior to the holding of shareholders’ meetings of publicly-held companies.

Accordingly, publicly-held companies should comply with the provisions of the aforementioned CVM Instruction 481/2009. In this regard, there shall be also applicable those provisions under Articles 6 and 9 of said Instruction, according to which:

“Article 6 The Company should make available to the shareholders, through an electronic system on the CVM web page:

I - information and documents provided for in the other articles of this Chapter III, and in Chapter III-A; and

II - any other information and documents relevant to the exercise of the right to vote in the meeting.

Sole Paragraph.  The documents and information should be provided up to the date of publication of the first call notice of the meeting, except if Law No. 6404 of 1976, this Instruction or other rule of CVM establish a longer term.

(...)

Article 9 The Company should provide, not later than 1(one) month before the date scheduled for the ordinary shareholders' meeting, the following documents and information:

I - the management’s report on the corporate business and the main administrative facts of the accounting year then ended;

II – copy of the financial statements;

III - management's comment on the company's financial situation, pursuant to item 10 of the reference form;

IV – report of independent auditors;

V - opinion of the fiscal board, including dissenting votes, if any; and

VI – the remote voting bulletin, referred to under Article 21-F.

5

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

Sole Paragraph.  By the date set forth in the head provision, the company should also provide the following documents:

I – Standardized Financial Statements Form - DFP;

II - proposal for the allocation of net income for the year that establishes at least the information stated in Annex 9-1-II to this Instruction; and

III – opinion of the audit committee, if any.”

1.2. Voting Right

Initially, it is found that Eletrobras’ preferred shares do not grant their holders the right to vote at meetings, according to Article 89, subsection II of the Company's Articles of Incorporation10.

In this regard, it is found that the prohibition of voting by preferred shareholders in shareholders’ meetings is mitigated by Law No. 6404/76, as these shareholders will acquire the right to vote, if the company fails to pay to them the set or minimum dividends to which they are entitled, a right that they shall keep until the payment of such dividends. This is inferred by the provisions under Article 111, Paragraph 111 of Law No. 6404/76.

9 Article 8. Eletrobras’ shares shall be:

(...)

II - preferred, registered shares without right to vote in Shareholders’ Meetings.

10 “Article 4 - Each ordinary share shall correspond to one vote in the deliberations of the shareholders’ meeting.

Sole Paragraph. Preferred shares shall not have voting rights, shall be entitled to:

(...)

IV the right to elect and dismiss a member of the Board of Directors in a separate vote, under the conditions established in Law 6404/76 and its amendments.”

11 “Article 111. The Articles of Incorporation may fail to grant the preferred shares some of the rights recognized to the ordinary shares, including voting rights, or grant it with restrictions, subject to the provisions under Article 109.

Paragraph 1 Preferred shares without entitled to voting shall acquire the right to exercise such right if the company, over the period established in the Articles of Incorporation, does not exceed three (3) consecutive years, fails to pay the set or minimum dividends to which they are entitled, and such right shall be maintained until payment, if such dividends are not cumulative, or until the cumulative arrears are paid.”

6

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Date: 11/29/2019

PRJE ─ 0325/2019

In this regard, the Management Proposal clarifies that:

“The Company reports that the holders of preferred shares are temporarily entitled to vote, pursuant to Article 111 of the Corporations Act, however, said right shall automatically cease with the payment of dividends stated at the 59th OGM (April/2019), expected to occur by December 30, 2019, therefore, prior to the date of the 176th AGE. Once the payment is made, any votes of preferred shareholders for the 176th AGE, even if previously sent by remote bulletin, shall be disregarded, since on the date of the 176th EGM there will no longer be the right to vote by the preferred shareholders.”

1.3. Remote Voting

CVM, by amending CVM Instruction 481/2009, regulated the remote voting provided for in the sole paragraphs of Articles 121 and 127 of Law No. 6404/1976, introducing into the Brazilian capital market a tool for distance voting referred to as ballot paper.

In this vein, the ballot paper for remote voting became mandatory12for publicly traded companies with shares listed on the stock exchange.

Therefore, said companies are required to make available to their shareholders the remote voting ballot paper up to one month prior to the date scheduled for the ordinary shareholders’ meeting and the shareholders’ meetings convened to deliberate on the election of members of the Board of Directors and Fiscal Council, abiding by

12Article 21-A. The shareholder may exercise the vote in shareholders’ meetings by completing and delivering the ballot paper.

Paragraph 1 Up to 1 (one) month before the date set for the meeting, the company should make the remote ballot paper available:

I – in the event of the shareholders’ meeting;

II - whenever the shareholders’ meeting is called to deliberate on the election of members:

a) of the fiscal board; or

b) of the board of directors, when the election becomes necessary due to vacancy of the majority of the positions of the board, by vacancy in a board that has been elected by multiple vote or to fill the vacancies dedicated to the separate election provided for under Articles 141, Paragraph 4 and 239 of Law No. 6404, of 1976; and

III - whenever a special shareholders’ meeting is called to occur on the same date scheduled for the shareholders’ meeting.

Paragraph 2 Without prejudice to the provisions of subsection II of Paragraph 1, the company may allow the remote ballot paper at any special shareholders’ meeting, abiding by the terms and conditions established in this Chapter III-A, except for Section IV.

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MEMORANDUM

Date: 11/29/2019

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 the provisions of CVM Instruction 561/2015, without prejudice to distance voting being used for shareholders’ meetings convened to deliberate on other matters, at the discretion of the company.

Therefore, in light of CVM Instruction 481/2009, Eletrobras should make available to its shareholders the Remote Voting Bulletin, pursuant to the provisions under Article 21-F of said Instruction.

1.4. No Preemptive Right

Article 25313 of Law No. 6404/76 provides that, in proportion to the shares they hold in the company’s capital, shareholders shall have preemptive rights to (i) purchase shares of the wholly-owned subsidiary if the company decides to dispose of them in whole or in part; and (ii) subscribe to the capital increase of the wholly-owned subsidiary if the company decides to admit other shareholders.

At this point, attention should be drawn to the guideline established in OFFICIAL LETTER/CVM/SEP/No. 3/2019:

“The CVM Board, at the meetings held on March 29, 2011 and August 16, 2016 (CVM Proceeding No. RJ2010/13425 and SEI CVM Proceeding No. 19957.003452/2016-48) 61, deemed that the provisions of this article shall only apply to companies converted into wholly-owned subsidiaries, owing to the merger of shares (Article No. 252 of Law No. 6404/76).”

13 Article 253. In proportion to the shares they own in the company's capital, the shareholders shall have preemptive rights to:

I - acquire shares of the capital of the wholly owned subsidiary, if the company decides to sell them in whole or in part; and

II - subscribe to the capital increase of the wholly owned subsidiary, if the company decides to admit other shareholders.

Single paragraph. The shares or the capital increase of the wholly-owned subsidiary shall be offered to the Company's shareholders at a general meeting called for this purpose, applying, as appropriate, the provisions of article 171.

8

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

In fact, Amazonas Geração e Transmissão de Energia S.A – AmGT was established upon the divesture of Amazonas Energia, becoming a wholly-owned subsidiary of Amazonas Energia through asset drop down operation.

In the context of return to private sector, it should be noted that the resolution of the Investment Partnership Program Board - CPPI No. 20/2017, in its Article 314, Paragraph 2, allowed that Amazonas Energia deducted its debts with Eletrobras, upon transfer of all shares issued by AmGT in favor of Eletrobras and/or third party.  In this sense, a datio in solutum operation between Amazonas Energia and Eletrobras was carried out, with AmGT becoming the wholly-owned subsidiary of this holding company.

In this context, in light of the understanding adopted by CVM, warranting the preemptive right to the shareholders of Eletrobras is not allowable.

2. Business of the Extraordinary General Meeting

In accordance with Article 131 of Law No. 6404/7615, the Shareholders’ Meeting is ordinary (OGM) when it has as its object the matters listed in the exhaustive list in Article 132 of the same legal provision, and special (“EGM”) in the other cases16.

As a matter of fact, what the scope of responsibility of EGM includes derives from the particular business of OGM, being typical in the events established under Articles 135 and 136 of Law No. 6404/76, and atypical whenever so demands the company’s Articles of Incorporation, or, even more widely, when called to “resolve all business connected to the corporate purpose, and to make the deliberations deemed suitable for its protection and development,” according to Article 121 of the aforementioned Legal Provision.

14 Article 3 Eletrobras shall, before the actual transfer of controlling interest, make adjustments in the distributors, upon conversion of debt in capital or assumption of the debts of the distributors with Eletrobras and/or third party, at the following sums:

(...)

Paragraph 2 Without prejudice to the provisions in Paragraph 1 of this Article, Amazonas Distribuidora may deduct debts with Eletrobras, by transferring all shares issued by Amazonas Geração e Transmissão S.A. - Amazonas GT in favor of Eletrobras and/or third party, the value of which shall be deducted from the amount of adjustment indicated in Item VI of this Article.

15 Article 131. The shareholders’ meeting is ordinary when it deals with the matters provided for in article 132, and special in the other cases.

16Article 132. Annually, in the first 4 (four) months following the end of the accounting year, there shall be 1 (one) shareholders’ meeting to: I - take the accounts of the managers, examine, discuss, and vote on the financial statements; II - resolve on the allocation of net income for the year and the distribution of dividends; III - elect the managers and members of the fiscal board, when applicable; IV - approve the inflation adjustment of capital (Article 167) .

9

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

In this case, it is incumbent on of the shareholders’ meeting to resolve on the agenda business, pursuant to the provisions under Article 17, item I17 of the Articles of Incorporation of ELETROBRAS with Article 1, Item I18 of Decree 1091/1994.

Once the general questions are resolved, we will examine the legal aspects of the Call for Bids regarding Eletrobras’ Extraordinary General Meeting – EGM.

Considering that the only meeting in question is the transfer of all the shares representing the capital of Amazonas Geração e Transmissão de Energia S.A. (“AmGT”), from Eletrobras to Eletronorte, and that such transaction shall be performed by means of the execution of the Contract of Datio in Solutum and Other Covenants (“CONTRACT”), proceeding to the analysis of the legal aspects underlying the instrument.

Initially, we refer to opinion No. PRJE 0176/2018, dated December 7, 2018, which analyzed the general aspects, from the legal point of view, of the transfer of AmGT shares by ELETROBRAS.

Therefore, regarding the adoption of the datio in solutum as a form of extinction of the debt previously existing between ELETROBRAS and ELETRONORTE, we stress that it is legally possible, given the fulfillment of the requirements under Articles 356 et seq. of the Civil Code, without prejudice to compliance with Article 24519 of Law No. 6404/76 (“LSA”) and Article 320 of Normative Resolution ANEEL No. 699/2016 (“RN 699”), which deals with the necessary commutability21 of obligations established between related parties.

17 Article 17. In addition to cases provided for by law, the Shareholders’ Meeting shall meet whenever the Board of Directors deems it convenient and, in particular, to deliberate on the following matters:

I - sale, in whole or in part, of shares of the capital stock of Eletrobras or its subsidiaries;

18Article 1 Government-owned companies, government-controlled companies and their subsidiaries, directly or indirectly controlled by the Federal Government, may only perform the corporate acts referred to in this decree upon the decision of a shareholders’ meeting especially convened to resolve on the following businesses:

I - sell, in whole or in part, shares of its capital or that of its subsidiaries; proceed to the opening of its capital; increase its capital by subscription of new shares; waive the rights to subscribe for shares or debentures convertible into shares of subsidiaries; issue debentures convertible into shares or sell them, if held in treasury; sell debentures convertible into shares held by it issued by controlled companies; or, issue any other securities, in Brazil or abroad; (omissis)

19 “Art. 245. The directors may not, to the detriment of the company, favor a related, controlling or controlled company, and shall ensure that intercompany transactions, if any, comply with strictly commutative conditions or with adequate compensatory payment; and are liable to the Company for losses and damages resulting from acts committed in violation of the provisions of this article. ”

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MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

Also regarding the general aspects of the transaction, we remind you that the regular transfer of AmGT’s shares to ELETRONORTE requires the grant of consents of some government agencies, provided for in Clause 2.1 of the CONTRACT, namely:

a) National Electric Energy Agency (“ANEEL”) –

  based on the aforementioned RN No. 699, which provides for the grant of prior consent by this agency to legal transactions between related parties22. It should be noted that, in compliance with Article 18, head provision and sole paragraph23 of this standard, the CONTRACT has a suspension of effectiveness clause, so that it will only produce effects upon the grant of consent by ANEEL; and

  based on article 5, I of Normative Resolution No. 484/2012 (“RN 484”), which deals with the grant of prior consent for the direct or indirect transfer of the controlling interest of a public service warrantee.

With respect to such consent, the Management Proposal, in Item 2.7, establishes that the business was approved by Aneel, through order No. 3189, dated November 14, 2019, and was 120 days from the publication of said order were warranted for implementation. If the operation is not completed within this period, further approval will be required.

b) SEST - Secretariat of Coordination and Governance of Public Corporations (“SEST”), pursuant to Article 98, VI, “a,” of Decree 9745/2019, as we are dealing with the assumption by a public corporation of the control of another company - Eletronorte.

20 “Art. 3º The acts and legal transactions between Electric Sector Agents and their Related Parties shall be established under strictly commutative conditions, including, when appropriate, bidding processes, so as not to burden the parties disproportionately. ”

21 According to article 2 ANEEL Normative Resolution 699: “VI - The commutation of the contracting is verified when its economic and financial clauses are compatible with those practiced in the market in legal acts or business dealing with substitute goods or services.”

22Recalling that the operation in question does not fall under Article 19 of RN No. 699, which provides for exceptions to its qualification thereunder.

23 “Art. 18. Electric Sector Agents shall forward to ANEEL, in cases where prior consent is required, legal acts and dealings with Related Parties prior to their conclusion.

Sole paragraph. It does not violate the provisions of the caput the contracts previously entered into with express suspensive condition, which subordinates the validity and effectiveness of the legal business to ANEEL's approval, provided that the contracting parties do not initiate, for any act, the execution of the contract. ”

11

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

The Third Clause, in turn, in Items 3.3.5, 3.3.6, and 3.3.7, indicate the ways to be adopted if the share price is higher or lower than the value of ELETROBRAS’ debt with ELETRONORTE, as well as the reduction of the amount paid by ELETRONORTE as a result of the contracting of Delloite, of the total amount of the operation, in which there is no legal obstacle.

Clauses IV, 11.11, 11.12 and 11.13 regulates the statements to be made by the parties to carry out the transaction.

In point of fact, Clause V addresses the limits of ELETROBRAS’ liability as a seller to ELETRONORTE, as the purchaser of AmGT shares.

As a result, ELETROBRAS shall not be liable to ELETRONORTE for “asset shortfalls, subsequent liabilities and contingencies,” which are accounting concepts connected to possible equity variations that may be ascertained by ELETRONORTE, despite all independent audit work performed at AmGT. In the same vein, the clause also exempts ELETROBRAS from liability for any incompleteness or insufficiency of any information provided by the audit report, as well as direct, indirect losses or loss of profits that may result from such situations.

It should be noted that such clause, in a very similar wording, was also used in the contracts for purchase and sale of shares of the energy distributors that already belonged to ELETROBRAS, as well as in the contracts for purchase and sale of the shares of SPEs, object of ELETROBRAS’  divestment program, therefore representing a market condition.

In turn, ELETROBRAS shall be held liable in the following cases: a) intentional misstatements or omissions of the same nature; b) subsequent contingencies and asset shortfalls in relation to the financial statements of Amazonas GT dated December 31, 2018 until the date of the actual transfer of the shares of Amazonas GT to ELETRONORTE, whether or not known to ELETRONORTE; c) within six months of the transfer of controlling interest, owing to losses or gains, a taxable event prior to the actual transfer of the controlling interest actually incurred by AmGT, and which are no longer in any way booked in Amazonas GT balance sheet, and exceeding 10% (ten percent) of the final value of the transaction and d) owing to any substantial error, fraud or simulation found by ELETRONORTE in the financial statements that served as the basis of AmGT’s valuation, by means of filing of an annulment action of the meeting by ELETRONORTE, pursuant to Article 134, Paragraph 3 with Article 28624 (biennial prescription), all under Law No. 6404/76.

12

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

Also with respect to item “c” above (clause 5.1.12), it should be noted that a 50% (fifty percent) apportionment was established for each party in the event of any recognition of losses or gains actually incurred by the Amazonas GT, and which are no longer in any way booked on Amazonas GT balance sheet, and which exceed 10% (ten percent) of the final transaction amount. It is a contingent price forecast, which is in line with the provisions under Article 48725 of the Civil Code.

Clause 6.1 established the obligation of ELETRONORTE to arrange, within 120 days after the commencement of the effects of this CONTRACT, “(...) the replacement or release of any and all collateral posted by Eletrobras under the scope of Amazonas GT, except for the collateral provided for by Eletrobras in the Gas Contract, OC 1902/2016, which shall remain under Eletrobras responsibility.”

The aforementioned exception is based on the assumption necessary for the execution of said Gas Contract in 2011, namely that the collateral was posted by ELETROBRAS in favor of CIGÁS and PETROBRAS. Therefore, any change to these terms could easily lead to the parties recognizing a deal braker.

In addition, the fact that, strictly speaking, ELETROBRAS shall continue, initially, to post the collateral on behalf of AmGT, which shall become its indirect subsidiary, so that, in the actual merger by ELETRONORTE, it starts posting the collateral on behalf of this subsidiary, given that we do not find legal obstacle in this regard.

Finally, with regard to confidentiality, such a commitment was governed by clause VII.

In view of the foregoing, no legal obstacles are foreseen for deliberation of the agenda business.

24 “Art. 286. The action to annul the deliberations taken in the general or special meeting, irregularly summoned or installed, violating the law or the statute, or riddled with error, deceit, fraud or simulation, shall expire in 2 (two) years from the deliberation.”

25 Article 487. It is permissible for the parties to set the price according to indices or parameters, provided that they can be objectively determined.

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MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

It should be noted that, as established in Article 826 of the Securities Commission (CVM) Instruction No. 481, whenever a related party has a special interest in approving a matter submitted to the shareholders’ meeting, the company shall provide shareholders with specific documents and information.

This requirement aims at preserving commutability in transactions involving related parties, which meets the provisions under Article 24527of Law No. 6404/76, as well as the guidelines that are part of the Eletrobras Companies’ Related Party Transaction Policy.

In this regard, it should be noted that this Management Proposal by DFR (Annex 09) was attached to the information required by the aforementioned Instruction, in order to evidence the commutativity of the intended operation.

As for the internal approval of the issue, it should be approved by the Board of Executive Officers, in accordance with Article 4728, items I and III of ELETROBRAS’ Articles of Incorporation, followed by the referral to the Company’s Board of Directors, based on Article 3629, items V and IX of ELETROBRAS’ Articles of Incorporation, for subsequent call of the Shareholders’ Meeting of ELETROBRAS, in accordance with Article 17, item I30 of the Articles of Incorporation of ELETROBRAS with Article 1, Item I31 of Decree 1091/1994.

26 Article 8 Whenever a related party, as defined by the accounting rules dealing with this matter, has a special interest in approving a business referred to the meeting, the company should provide shareholders with at least the following documents and information: I – Name and qualification of the concerned party;

II – nature of the related party’s relationship with the company; III - number of shares and other securities issued by the company owned by the concerned related party, either directly or indirectly; IV - any existing balances payable and receivable between the involved parties; V - detailed description of the nature and extent of the interest in question; VI - management’s recommendation regarding the proposal, highlighting the advantages and disadvantages of the operation for the company; and VII - if the matter submitted for the approval of the meeting is a contract subject to the provisions of Article 245 of Law No. 6404 of 1976, a) thorough statement, prepared by the managers, that the contract abides by commutative conditions, or provides for̂ the appropriate compensatory payment; and b) analysis of the terms and conditions of the contract in light of the terms and conditions that are prevalent in the market.

27 Article 245. The managers may not, to the detriment of the company, favor affiliate, parent company or subsidiary, thus they should ensure that transactions among companies, if any, strictly comply with commutative conditions or with appropriately compensatory payments; thereby being also held liable for loss and damage resulting from acts performed in breach of the provisions under this article.

28 Art. 47. In the exercise of its duties, it is incumbent upon the Executive Board, especially:

(...)

I - prepare and submit to the Board of Directors the fundamental guidelines of the administrative organization of Eletrobras, as well as approve the referral of other matters within the scope of said Board;

(...)

III - manage Eletrobras, take appropriate measures for the faithful execution of the Board of Directors' directives and resolutions, and, except in the case of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the current authority policy , including, but not limited to, such acts or contracts, the granting of financing to public utility concessionaires under its control, and the borrowing in Brazil or abroad;

29 Article 36. In the exercise of its duties, the Board of Directors shall, without prejudice to the competences provided for in the legislation in force:

(...)

V - to comment on acts and approve contracts in accordance with the current policy of authority, including, among these acts or contracts, but not limited to, the granting of financing to public utility concessionaires, under its control. , and borrowing at home or abroad;

(...)

IX - call the Shareholders' General Meeting, in the cases provided for by Law No. 6,404 of 1976, or whenever deemed convenient;

14

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

It should also be noted that approving or not the terms of the Management Proposal reviewed hereunder stands as a question of administrative merit, lacking legal status. Therefore, this analysis is not the responsibility of this advisory, being in charge of the judgment of convenience and timeliness of the manager.

It should be noted that the legal opinion set out in this opinion is purely opinionated, which is the position which we think is more in line with the legal provisions applicable to this case.

As a result, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Office of the General Counsel for the Federal Government, we would like to render it clear that any stamps in the documents forwarded to PRJE merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

In view of the foregoing, pursuant to the adjudication upon the merits, and the above considerations, besides taking the favorable position of the competent Departments into account, hereby there is approval of the Management Proposal for the 176th EGM of Eletrobras, along with the Report to the Board of Executive Officers, the draft Resolution and the draft Contract of Datio in Solutum and Other Covenants only for the purpose of controlling what has been reviewed by this PRJE, given that the content of such documents is the responsibility of the Financial Department.

To the best of our knowledge, this is the opinion.

30 Article 17. In addition to cases provided for by law, the Shareholders’ Meeting shall meet whenever the Board of Directors deems it convenient and, in particular, to deliberate on the following matters:

I - sale, in whole or in part, of shares of the capital stock of Eletrobras or its subsidiaries;

31Article 1 Government-owned companies, government-controlled companies and their subsidiaries, directly or indirectly controlled by the Federal Government, may only perform the corporate acts referred to in this decree upon the decision of a shareholders’ meeting especially convened to resolve on the following businesses:

I - sell, in whole or in part, shares of its capital or that of its subsidiaries; proceed to the opening of its capital; increase its capital by subscription of new shares; waive the rights to subscribe for shares or debentures convertible into shares of subsidiaries; issue debentures convertible into shares or sell them, if held in treasury; sell debentures convertible into shares held by it issued by controlled companies; or, issue any other securities, in Brazil or abroad; (omissis)

15

MEMORANDUM

Date: 11/29/2019

PRJE ─ 0325/2019

To PRJ, taking the relevance of the subject into account.

On November 29, 2019.

Cristiane Vieira de Paiva Villela

  Acting Manager of PRJE

16

Art. 8th Whenever a related party, as defined by the accounting rules dealing with this matter, has a special interest in approving a matter submitted to the general meeting, the company must provide shareholders with at least the following documents and information:

I – name and qualification of the related party concerned;

Centrais Elétricas do Norte – Eletronorte subsidiary of Eletrobras.

II – nature of the related party’s relationship with the company;

Eletrobras is a majority shareholder of Eletronorte with a 99,664% interest (source: Note 35.3 of Eletrobras Fiancial Statements 3Q2019) of the share capital.

III – number of shares and other securities issued by the company owned by the related party concerned, directly or indirectly;

Eletronorte does not hold any Eletrobras shares.

However, Eletronorte’s capital stock is described below, and Eletrobras is the parent company.

IV – any existing balances payable and receivable between the parties involved;

As per Note 35.3 of the Quartely Financial Information ended on September 30, 2019 of  Eletrobras, the table below shows the balances due by Eletronorte to Eletrobras:

V – detailed description of the nature and extent of the interest in question;

The proposal proposes the transfer of all Amazonas Geração e Transmissão – AmGT shares belonging to Eletrobras to Eletronorte, for thet amount of BRL 3,130,227,000.00 (three billion, one hundred and thirty milion, two hundred and twenty seven thousand reais), as of December 31, 2018, subject to the following conditions:

1.1.        Form of Payment:

1.1.1. Donation in payment: through the settlement of debts of Centrais Elétricas de Rondônia S.A (hereafter referred to as “Ceron”) and Boa Vista Energia SA (hereafter referred to as “Boa Vista”), assumed by Eletrobras with Eletronorte, in the process of privatization of the distribuitors, pursuant to CPPI Resolution No. 20/2017, and subsequent amendments, in the amount of BRL 2,936,049,450.30 (two billion, nine hundred and thirty six million, forty-nine thousand, four hundred and fifty reais and thirty cents) December 31, 2018, to be updated as per item 1.2 below (hereafter referred to as “Debt”);

1.1.2. Considering that there is a difference between the balance of AmGT amounts and the debt due to Eletronorte, and AmGT’s amount exceeds the debt due by Eletrobras to Eletronorte, Eletronorte shall pay the residual amount, observing all the provisions of item 2.4 above, under the following conditions:

Conditions: Payment in currency:

Payment Deadline: On the share transfer date.

If, after restatement the resulting amount is lower than the debt, the difference will remain as a balance due by Eletrobras to Eletronorte, under the same conditions as the current agreement.

1.2. The amounts of AmE GT's purchase by Eletronorte and the outstanding debt will be adjusted as follows:

1.2.1. Eletrobras Debt Balance with Eletronorte: Updated by SELIC Rate;

1.2.2. AmGT Amount: (i) between the valuation base date (ie 12/31/2018) and the last audited financial statement (quarterly or annually), by AmGT's Shareholders' Equity variation; and (ii) between the date of the last audited financial statement and the effective transfer of the shares, the amount will be updated by SELIC.

Further details of the transaction are described in the management proposal and its attachments.

VI – management’s recommendation on the proposal, highlighting the advantages and disadvantages of the operation for the company:

•       Optmization of Eletrobras corporate structure;

•       Operational synergy in the North of the country;

•       Settlement of Eletrobras’debt with Eletronorte;

•       Tax optimization at Eletronorte, as it collects PIS and Cofins on debt financial income;

•       Reduction of Eletrobras financial expenses.

VII – if the matter submitted for the approval of the meeting is a contract subject to the rules of art. 245 of Law No. 6,404 of 1976:

a)    a detailed statement by the directors that the contract meets commutative conditions or provides for adequate compensatory payment, and; e

An independent external consultant was hired, which carried out the economic and financial assessment of AmE GT as well as technical-operational, accounting, tax and legal Due Diligence. The two companies involved validated the external consulstant’s studies, and the transfer of shares was approved by the deliberative bodies of both companies.

b)   analysis of contract terms and conditions in the light of prevailing market terms and conditions.

c)    The Giving Payment Agreement and other covenants, attached, observe conditions similar to those that Eletrobras practices in other transactions with the market, such as disposal of SPEs that ocurred in 2018.

CONTRACT OF DATIO IN SOLUTUM AND OTHER AGREEMENTS

ENTERED INTO BY AND BETWEEN

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

AND

CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. – ELETRONORTE

By means of this private instrument, on one side,

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – Eletrobras – government-controlled company, incorporated under Law No. 3890-A, dated April 25, 1961, headquartered in Brasilia, Federal District, and head office at Rua da Quitanda, nº 196, Rio de Janeiro, State of Rio de Janeiro, registered with CNPJ/MF (Brazilian Corporate Taxpayers’ Registry) under No. 00.001.180 /0001-26, hereby represented by its legal representatives under the terms of this Articles of Incorporation, hereinafter simply referred to as “Eletrobras”

And, on the other side,

Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, government-controlled corporation, incorporated under the terms of Law 5,824, dated November 14, 1972, controlled by Centrais Elétricas Brasileiras S.A. – Eletrobras, headquartered in Capital Federal, SCN, Quadra 06, Conjunto A, blocos B e C, Entrada Norte 2, Distrito Federal – DF, ZIP CODE: 70.716-901, registered with CNPJ/MF under No. 00.357.038/0001-16, and registered with the Commercial Registry of the Federal District under NIRE (Identification Number of the Registry of Companies) No. 53300002819, duly authorized to sign this instrument by resolution No. 855/2019, herein represented by its legal representatives under the terms of its Articles of Incorporation, hereinafter simply referred to as “Eletronorte.”

Jointly also referred to as Parties and, separately, as Party.

Whereas:

•        Eletrobras has been working to streamline its activities with the purpose of achieving greater efficiency and profitability, as directed by the Eletrobras System PDNG;

•        the said rationalization process covered the privatization of power distribution companies, including the  divestiture  of the activities of Generation and Transmission of Amazonas Energia

•        as a result of financial adjustments established by CPPI Resolution no. 20/2017, as subsequently amended, aiming to facilitate the privatization of  the power distribution companies Centrais Elétricas de Rondônia S.A. – CERON and Boa Vista Energia S.A. (“Distribution Companies”), Eletrobras assumed the debts of such Distribution Companies together with Eletronorte (“DEBT”);

•        The DEBT referred to above, in historical values, amounts to of BRL 2,609,490,507.00 (Two Billion, Six Hundred and Nine Million, Four Hundred and Ninety Thousand and Five Hundred and Seven Brazilian Reais) assumed on October 30, 2018 in the process of privatization of CERON plus BRL 283,761,153.00 (Two Hundred and Eighty-three Million, Seven Hundred and Sixty One Thousand, One Hundred and Fifty-three Brazilian Reais) assumed on October 12, 2018 in the process of privatization of Boa Vista Energia;

•        on September 30, 2019, the DEBT was adjusted and amounted to BRL 3,071,615,574.00 (Three Billion, Seventy One Million, Six Hundred and Fifteen Thousand, Five Hundred and Seventy-four Brazilian Reais), which is adjusted by SELIC, under the terms of the respective contracts;

•        Eletrobras intends to settle the DEBT with the datio in solutum of all shares it holds in Amazonas GT Capital (“DATIO”), without prejudice to the payment by Eletronorte of a complementary amount, accordingly.

The Parties agree to enter into this Contract (“Contract”) in accordance with the following Clauses and conditions:

Clause I    – Object

1.1.      The purpose of this Contract is the datio in solutum by Eletrobras, to settle the DEBT with Eletronorte, which on September 30, 2019 amounted to BRL 3,071,615,574.00 (Three Billion, Seventy One Million, Six Hundred and Fifteen Thousand, Five Hundred and Seventy-four Brazilian Reais), through the transfer of 497,946,334 (Four Hundred and Ninety-seven Million, Nine Hundred and Forty-six Thousand and Three Hundred and Thirty-four) common shares with no par value, issued by Amazonas GT and owned by Eletrobras (“Shares”), duly paid-in, representing 100% of the share capital of Amazonas GT.

1.2.      Eletrobras states that it is the legitimate owner and holder of the Shares and that no encumbrances are currently levied on them, and such Shares are therefore free and clear of any encumbrances.

1.3.      Hereby, subject to the terms and conditions set forth herein, Eletrobras irrevocably and irreversibly pays the Amazonas GT Shares to Eletronorte through dation in solutum, which, in turn, irrevocably and irreversibly accepts such assets, under the terms of Article 356 of the Civil Code, pursuant to the clauses below.

1.4.      The delivery of the transfer of the Shares object of this Contract shall be made through the execution of the transfer instrument in the Amazonas GT Nominative Share Transfer Book by the legal representatives of the Parties.

Clause II  – Effectiveness Conditions

2.1.      The DATIO provided for in this Contract shall only be effective upon the implementation of the following conditions:

2.1.1. Grant of consent by the National Electric Energy Agency – ANEEL, through the issuance of the corresponding administrative act, for the transfer of controlling interest of Amazonas GT to Eletronorte, pursuant to ANEEL Normative Resolutions 484/2012 and 699/2016;

2.1.2. Grant of consent by the Secretariat of Coordination and Governance of Public Corporations – SEST, pursuant to Article 98, VI, “a” of Decree 9.745/2019;

2.2.      If any of the conditions of effectiveness are not met within 12 (twelve) months, extendable for an equal period as of the execution of this Contract, the Parties shall return to the status quo ante without reimbursement of any costs incurred or indemnities between them.

Clause III         – Price, Payment and Transfer of all Shares

3.1.      Eletrobras DEBT with Eletronorte, which is the object of the DATIO and assumed in the context of the privatization of the Distribution Companies, amounts to BRL 3,071,615,574.00 (Three Billion, Seventy one Million, Six Hundred and Fifteen Thousand, Five Hundred and Seventy-four Brazilian Reais), on the base date of September 30, 2019.

3.2.      The price of all Amazonas GT Shares (“SHARE PRICE”) is BRL 3,130,227,000.00 (Three Billion, One Hundred and Thirty Million, Two Hundred and Twenty-seven Thousand Brazilian Reais), to be updated by the positive variation of SELIC proportionally per day (pro rata die), from the date of the last audited quarterly or annual balance sheet used as the basis of the adjustment provided for in Clause 3.3.1 below until the business day immediately prior to the payment date (the “DATIO Price”), abiding by clause 3.4 below.

3.3.      The “SHARE PRICE” was defined as the result of the valuation, according to the economic-financial valuation report (Valuation) prepared by the independent consulting firm hired by Eletronorte, under common agreement with Eletrobras, Deloitte Touche Tohmatsu Consultores Ltda. (Deloitte), on the base date of December 31, 2018.

3.3.1.  In addition to the adjustment under the terms of Item 3.2, the “SHARE PRICE” shall be adjusted between the valuation base date and the date of the last available audited quarterly or annual financial statement to reflect Amazonas GT’s most current equity structure. Such adjustment shall consider the variation in Amazonas GT’s shareholders’ equity based on the last available audited quarterly or annual financial statement.

3.3.2.  The balance adjustments contained in Item 3.3.1 shall be net of adjustments already made and considered in the valuation ascertainment directed by Due Diligence.

3.3.3.  The full Valuation Report based on the balance sheet audited on December 31, 2018 is part of this Contract.

3.3.4.  If, on the business day immediately prior to the date of payment, the amount of SELIC has not been disclosed for a certain period, for the purpose of adjustment of the Purchase Price, as per Clause 3.2 above, the value of the last SELIC disclosed shall be taken into consideration.

3.3.5.  If the “SHARE PRICE” is higher than the DEBT value, Eletronorte shall pay the difference to Eletrobras (“Residual Price”), in currency, on the same date as the DATIO is made, in compliance with Clause 3.4.

3.3.6.  Should the “SHARE PRICE” be lower than the DEBT value, the remaining balance remains as Eletrobras’ debt to Eletronorte, under the same original terms and conditions of the Debt Assumption Instrument executed under the scope of the privatization of the Distribution Companies, and an amendment or discharge to such instrument between the Parties should be executed to reflect the DATIO herein agreed.

3.3.7.  The “SHARE PRICE” shall also be deducted with the amount paid by Eletronorte, referring to the amount payable by Eletrobras, as a result of the Hiring of Deloitte Touche Tohmatsu for the valuation of Amazonas GT under the scope of this operation, amounting to One Hundred and Eighty Thousand Brazilian Reais (BRL 180,000.00), according to the Commitment Instrument executed between the parties on April 30, 2019.

3.4.      Parties shall operationalize the DATIO and any payment referred to in clause 3.3.5, including the execution of discharge or amendment, within 30 (Thirty) days of arranging the last consent necessary, as provided for in 2.1 and its sub-items.

3.5.      Parties shall sign the Amazonas GT Share Transfer Book within 10 (Ten) days of arranging the last consent necessary, as provided for in Clause 2.1 and its sub-items.

Clause IV – Declarations

4.1.      Eletrobras represents that:

a)   Without restriction, as of the date of this Contract, (i) it is the legitimate owner and holder of the Shares, with all that they represent and any rights granted to it; (ii) Amazonas GT shares are free and cleared of any liens, undertakings, charges, options, usufruct and other claims of any nature, subject to the requirements established under law for the DATIO and transfer of its controlling interest, except for guarantees offered to financing agents; (iii) the duly audited balance sheet and financial statements of Amazonas GT as of December 31, 2018, including the management and audit notes, fairly present the consolidated financial condition of this company and were prepared in accordance with accounting principles accepted in Brazil; (iv) Amazonas GT’s corporate books and records are faithful, accurate and complete in all material respects, in compliance with applicable law; and (v) the representations set forth in this Clause shall be repeated and ratified on the date of the actual transfer of the interest of Eletrobras in Amazonas GT to Eletronorte.

b)   It is a government-controlled corporation, duly incorporated, validly existing in accordance with the laws of the Federative Republic of Brazil, which is in good standing in accordance with applicable laws and has full legal capacity to hold, own and dispose of its assets and goods and to conduct its Business as currently conducted;

c)    There are no advances for future capital increase from Eletrobras to the Company.

d)   The legal representatives designated for the execution of this Contract have the legal capacity to do so and to perform all other acts and to assume all related obligations;

e)   The execution of this Contract, duly authorized by Eletrobras’ management bodies, is in accordance with its Articles of Incorporation and the laws to which it is subject;

f)    It has full capacity and legitimacy to enter into this Contract, which is a valid and binding instrument for itself and enforceable in accordance with its terms;

g)   The execution and fulfillment of this Contract do not generate conflicts, nor represent breaches of any other agreements, Contracts or instruments already entered into by Eletrobras or render untrue representations made by it to third party;

h)   It has provided all the documents and information necessary for the delivery of this operation and for the preparation of the Valuation Report by Deloitte Touche Tohmatsu Ltda.

4.2.      In turn, Eletronorte states that:

a)   It has full capacity and legitimacy to enter into this Contract, which is a valid and binding instrument for itself and enforceable in accordance with its terms;

b)   The execution and fulfillment of this Contract do not create conflicts, nor represent breaches of any other agreements, Contracts or instruments already entered into by Eletronorte or render untrue representations made by it to third party;

c)    The legal representatives designated for the execution of this Contract have the legal capacity to do so and to perform all other acts and to assume all related obligations;

d)   The execution of this Contract, duly authorized by Eletronorte’ management bodies, is in accordance with its Articles of Incorporation and the laws to which it is subject;

e)   It received and became aware of all documents and information made available by Eletrobras for the delivery of this operation and for the preparation of the Valuation Report by Deloitte Touche Tohmatsu.

f)    Eletronorte has the financial capacity to fully comply with all obligations under this Contract, including any payment of the Residual Price of Clause 3.3.5 and the replacement of guarantees (with the exception of the collaterals of Gas Contract OC 1902/2006);

g)   Eletronorte recognizes and expressly agrees that the “SHARE PRICE” was adjusted taking into consideration the documents and information requested and made available by Eletrobras and by Amazonas GT, as well as that the assumptions used in the preparation of the Valuation were defined upon mutual agreement between the Parties, accounting for the “SHARE PRICE”, abiding by clause 3.3.1. Therefore, it is the fair and final amount adjusted between the Parties, and there is nothing more to be claimed by Eletronorte in any way from Eletrobras.

Clause V   – Responsibility for asset shortfalls, subsequent liabilities and contingencies

5.1.      Pursuant to Clause 4.2, “g,” Eletrobras, including its respective managers, employees and agents, shall have no liability whatsoever and in whatever capacity, in whole or in part, individually, jointly and severally and/or jointly, to Eletronorte or any third party, for any act, fact, action or omission relating to Amazonas GT or its respective managers, even if carried out or happening prior to the date of execution of this Contract, as well as for any asset shortfall, subsequent liability and/or contingency of any nature of Amazonas GT, whether or not mentioned and/or identified during the Valuation conducted in Amazonas GT by Deloitte Touche Tohmatsu, or whether or not entered in Amazonas GT’s financial statements, whether or not mentioned in the reports prepared by Deloitte Touche Tohmatsu and/or any other material provided by Amazonas GT and/or by Eletrobras, neither for the sufficiency and/or completeness of any of the said information, being, therefore, exempt from any responsibility, in any case and in whatever way, individually or in full, jointly and severally and/or jointly, for any direct, indirect and loss of profits. Due to the provisions of this Clause, Eletronorte and its affiliates, as well as their respective successors, directors, employees and agents, may not demand any compensation against Eletrobras, as well as their respective directors, employees and agents, by any loss arising from any act, fact, action or omission relating to Amazonas GT, whether known or not, disclosed or not, happening at any time, including prior to the date of signing this Contract.

5.1.1.  Eletrobras shall be jointly and severally liable for representations and guarantees made intentionally incorrectly or intentionally omitted, as well as for losses or gains actually made by Amazonas GT, as a result of contingent liabilities and asset shortfalls or differences in relation to Amazonas GT’s financial statements, from December 31, 2018 until the date of the actual transfer of the shares of Amazonas GT to Eletronorte, whether or not known to Eletronorte, or not disclosed to it, except for the values of the adjustments already included in Valuation and those provided for under Clause 3.3.1.

5.1.2.  If, within 6 (six) months from the actual transfer of controlling interest, losses or gains actually incurred by Amazonas GT are recognized and no longer recorded in the balance sheet of Amazonas GT and that exceed 10% (ten percent) of the final value of the transaction, the Parties undertake in respect of this amount, in the proportion of 50% (fifty percent) for each, except for the amounts of adjustments already included in Due Diligence and reflected in the Valuation and those set forth in Clause 3.3.1

5.1.2.1       The losses or gains dealt with in this clause shall be due to a triggering event prior to the transfer of the controlling interest of Amazonas GT to Eletronorte.

5.2.      The provisions under Clause 5.1 shall not be applicable in case of substantial error, fraud or simulation, under the terms of Article 134, Paragraph 3 of Law No. 6404/1976.

Clause VI – Obligations

6.1.      In addition to the obligations set forth under this Contract, Eletronorte shall arrange, within 120 (one hundred and twenty) days after the implementation of the last condition of effectiveness established in Clause II, the replacement or release of any and all guarantees made by Eletrobras within the scope of Amazonas GT’s operations, except for the collateral posted by Eletrobras in the Gas Contract, OC 1902/2016, which shall remain under the responsibility of Eletrobras.

Clause VII          – Confidentiality

7.1.      Each Party undertakes to maintain and make its affiliates and its directors  maintain, in confidentiality any and all Confidential Information of Amazonas GT or of the other Party, except for any Confidential Information that: (i) is publicly known; (ii) shall become of public knowledge, except as a result of the breach by such Party of its confidentiality obligations; or (iii) is legally acquired by such Party from another source without infringing the Law or confidentiality obligations.

7.2.      If any of the Parties, or one of its affiliates or director , is required, as established under the law or by any competent governmental authority, or organized stock exchange or over-the-counter market where it has its securities traded, to disclose any Confidential Information, such Party, or affiliate or director, may do so, without giving rise to indemnities or charges, in which case it should: (i) provide only the portion of Confidential Information required to be disclosed; (ii) endeavor reasonable efforts to ask the party requesting such Confidential Information to give confidential treatment to such Confidential Information; and (iii) promptly inform the other Party that a disclosure of Confidential Information has been made and the content and extent of Confidential Information disclosed.

7.3.      In addition, the following shall not stand as a breach of the confidentiality obligation set forth under this Clause VIII: (i) the disclosure of Confidential Information to the directors or affiliates of either Party or their respective directors and employees who need access to its Confidential Information; (ii) the disclosure of Confidential Information to ANEEL, the Ministry of Mines and Energy, the Ministry of Economy, and/or other governmental authorities for the purposes set forth under this Contract, and the Parties shall, as far as possible, make all reasonable efforts to request confidential treatment of Confidential Information disclosed; and (iii) the disclosure of Confidential Information allowed under this Clause or as consented to by the holder of Confidential Information.

Clause VIII       - Termination

8.1.      This Contract may only be terminated until the actual transfer of Shares pursuant to Clause 3.5, in any of the following cases:

a)   by the Parties, by sending a Notice to that effect to the other Party, if: (a) any governmental authority, whose approval is required for the accomplishment of the operation object of this Contract (“Operation”), expressly disapproves the Operation, provided that such disapproval does not arises from facts or circumstances relating directly or indirectly to the other Party in a willful manner; or (b) the conditions of effectiveness provided for under Clause II are not met within 24 (twenty-four) months from the date of execution of this Contract, extendable for the same period.

8.2.      If this Agreement is terminated pursuant to Clause 8.1, a), all obligations of the Parties shall be deemed terminated without any payment or compensation being due and without any other liability of one Party to the other Party.

8.3.      In any event of termination of this Contract, pursuant to this Clause, all terms, conditions and provisions of this Contract which, by their nature or by express provision, shall continue to be effective, shall remain valid and effective for a period of 2 (two) years, even after the termination of this Contract, notably the provisions under Clause VII, in this Clause VIII and in Clause X.

Clause IX - Notices

9.1.      Any and all Notices shall be in written and delivered personally or by means of: (i) registered letter with return receipt: (ii) renowned courier service, with mail tracking system and receiving protocol; or (iii) e-mail, upon receipt confirmation, in the address and to the representatives below:

9.1.1.  If addressed to Eletrobras, notices should be addressed to Rua da Quitanda, 196, Ed. Mário Bhering, Centro, ZIP CODE: 20.091-005, Rio de Janeiro – RJ, to the care of Mr./Mrs. Generation Officer.

9.1.2.  If addressed to Eletronorte, notices should be addressed to Eletronorte Headquarters, at SCN Quadra 6, Conjunto A Bloco C, 9º andar - Entrada Norte 1, Asa Norte CEP 70716-901 Brasília – DF, to the care of Mr./Mrs. Engineering Officer.

9.2.      Any such notice shall be deemed to have been duly delivered on the date: (a) of the signature of the return receipt or the protocol of receipt, (b) of the delivery of the judicial or extrajudicial notice, or (c) the express confirmation of receipt of the e-mail.

9.3.      The Parties may at any time change addresses, representatives and addressees to which Notices shall be sent or replicated by means of a Notice to the other Party to be made under this Clause.

Clause X   - Ethics and Compliance

10.1.    Each Party represents that it has not made and agrees that it should not, in connection with the activities established under this Contract, or in connection with any other operations, whether commercial or otherwise, involving the other Party, payment, offering, promise, or authorization for the payment or transfer of anything of value, directly or indirectly, to any public official or employee (including employees of state-owned companies or else those controlled by the government or public international organization) or to any political party, party official, or candidate for public offices, or to any other person or entity in a manner that may breach FCPA (the US Foreign Corrupt Practices Act) of 1977, as subsequently amended, and Brazilian Law No. 12846/2013.

10.2.    The Parties, including their directors and employees and all persons acting on their behalf, undertake to (i) remain in full compliance with FCPA, and any applicable anti-bribery, anti-corruption and conflict of interest laws, or any other laws, rules or regulations of similar purpose and effect, refraining from any conduct that may be prohibited to persons subject to FCPA, as well as in relation to Brazilian Law No. 12846/2013; and (ii) comply, as applicable, with the Eletrobras Code of Ethics and Compliance Manual made available on its website.

Clause XI – Final Provisions

11.1.    This Contract is entered into on an irrevocable and irreversible basis and shall be binding on all Parties and their respective legal successors and permitted assigns. This Contract is solely for the benefit of the Parties and their respective successors and shall not revert to the benefit of any third party or confer upon anyone other than one of the Parties and their respective successors any rights or remedies under this Contract.

11.2.    This Contract, as well as the rights and obligations inherent thereto, may not be assigned and/or transferred, in whole or in Part, without the prior written consent of the other Party, subject to the relevant regulatory provisions.

11.3.    This Contract may only be amended by mutual agreement between the Parties, upon the execution of an Amendment.

11.4.    If either Party tolerates any breach of any provision of this Contract, that does not mean that it has relieved the other Party of its obligations and that the breaching provision has been deemed revoked, and that act of free volition shall stand as a novation of the Clauses set forth herein.

11.5.    If any Clause or condition of this Contract is held to be unlawful, invalid or unenforceable under Brazilian law, the remaining Clauses and conditions, if not directly impacted by the unlawfulness, invalidity or unenforceability, shall continue to be in full force and effect. If the alleged illegality, invalidity or unenforceability is of a temporary nature, the affected provision shall have its effects suspended until the time the conflict with Brazilian law ceases. Should the said unlawfulness, invalidity or unenforceability be of a permanent nature, the Parties, by mutual agreement, shall provide for a new provision to replace it and to preserve the content of this instrument.

11.6.    It is expressly and irrevocably established that the action or omission, as well as the abstention from the exercise by either Party of the rights or faculties entitled to it hereunder or the agreement with the delay in the fulfillment of the obligations of the other Party, as set forth in this Contract, shall not entail novation nor waiver of those rights or remedies, which may be exercised at any time in its sole discretion, unless otherwise stated in writing.

11.7.    This Contract is governed by and construed in accordance with Brazilian law, binding upon the Parties by themselves, their successors in any capacity.

11.8.    The Parties agree that this Contract stands as an extrajudicial enforceable title pursuant to Article 784, III of the Code of Civil Procedure in force and for the purposes of Articles 771 et seq. of the same statute.

11.9.    Immediately after the execution of this Contract, subject to the implementation of the conditions of effectiveness, Eletronorte must register it with the relevant Registry of Securities and Documents.

11.10. The Parties shall cooperate with each other by providing any additional information related to Amazonas GT, as may be required by the other Party, to complete the transaction established under this Contract. From the date of execution of this Contract, the Parties shall cooperate and make their best efforts to obtain all consents, approvals and agreements and to arrange and provide all notices and filings with any governmental authority and corporate bodies that may be required with respect to the operation established under this Contract.

11.11. The Parties hereby represent, mutually and expressly, that this Contract has been entered into in accordance with the principles of probity and good faith, based on the free will of the Parties, consciously and well founded by the Parties and in full equity relationship, there being no doubt about any of its Clauses and conditions.

11.12. The Parties represent that there is no pending or imminent prosecution, action, investigation or proceeding known to them against them or before any arbitral, administrative or governmental court which, if negatively decided, shall interfere with their ability to comply with the obligations under this Contract.

11.13. The representations made by the Parties to this Contract, or any other instrument that has been delivered or entered into as a result of this Contract, do not contain or shall not contain any inaccuracy or untruthfulness in any material act or fact, nor do they omit or shall omit the existence of any act or material fact, the knowledge of which is necessary to ensure that the representations made under this Contract are not misleading or else leading to wrongful interpretation.

11.14. This Contract, including its Annexes, contains the entire agreement between the Parties and with respect to the transaction that is the subject of this Contract, as set forth in Clause I.

11.15. The Parties shall bear their respective direct and indirect expenses incurred in connection with the negotiation and drafting of this Contract and the accomplishment of the operation provided for herein, unless otherwise agreed in writing by the Parties.

11.16. The headings of the Clauses of this Contract are for your reference and convenience only, and do not affect the interpretation of its provisions.

Clause XII         – Venue

12.1.    The Parties undertake to make reasonable efforts to amicably resolve any doubt, controversy or dispute related to or arising from the obligations under this Contract, before filing any action, claim or legal proceeding to do so.

12.2.    The Parties elect the jurisdiction of the Special Judicial District of Brasília - DF to settle any disputes arising from this Contract.

Clause XIII       – Effectiveness

13.1.  Without prejudice to the conditions of effectiveness established under Clause II, this Contract shall be effective upon execution by the Parties and shall terminate upon full compliance by the Parties with all conditions set forth under this Contract.

Clause XIV        – Annexes

13.1.    The following documents are Annexes to this Contract:

a)   Valuation Report Prepared by Deloitte;

b)   Due Diligence Report Prepared by Deloitte.

In witness whereof, the Parties execute this Contract for Donation in Payment in 3 (three) copies of equal content and for only one purpose, in the presence of the witnesses below.

Brasília,                                    , 2019.

For Centrais Elétricas Brasileiras S.A. – Eletrobras:

For Centrais Elétricas do Norte do Brasil S.A. – Eletronorte:

Witnesses:

Name CPF (Brazilian Individual Taxpayers’ ID)	Name CPF (Brazilian Individual Taxpayers’ ID)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.